Form 20-F
period 2024-12-31
BW LPG Ltd
filed 2025-03-28
CIK 1649313

As filed with the Securities and Exchange Commission on 28 March 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-42008

BW LPG Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Singapore

(Jurisdiction of incorporation or organization)

c/o BW LPG Holding Pte Ltd

10 Pasir Panjang Road,

#17-02 Mapletree Business City, Singapore 117438

(Address of principal executive offices)

Kristian Sørensen

Chief Executive Officer

+65-6705-5588

kristian.sorensen@bwlpg.com,

10 Pasir Panjang Road #17-02 Mapletree Business

City Singapore 117438

(Name, Telephone, E-mail and/or Facsimile number

and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value per share	BWLP	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at 31 December 2024, there were 151,538,443 ordinary shares (excluding 7,743,557 treasury ordinary shares), no par value per share, issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐No ☒

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, “the Company” or “BW LPG” refer to BW LPG Limited. “The Group,” “we,” “our,” “us” or like terms refer to BW LPG Limited together with its consolidated subsidiaries and subsidiary undertakings from time to time.

References to “NOK” are to the lawful currency of Norway, references to “USD” or “US$” are to the lawful currency of the United States, references to “EUR” or “€” are to the common currency of the European Monetary Union and references to “S$” are to the lawful currency of Singapore.

Unless otherwise indicated or the context otherwise requires, the following definitions apply throughout this annual report:

“Board of Directors”	the board of directors of the Company;
“BW Group”	BW Group Limited, of which BW LPG Limited is an affiliate;
“CBM”	cubic meter;
“Chairman”	the chairman of the Board of Directors and the Company;
“chartered-in”	with respect to the Group’s vessels, a time charter entered into by the Group as a charterer;
“chartered-out”	with respect to the Group’s vessels, a time charter entered into by the Group as a ship owner;
“CoA”	contract of affreightment;
“Code”	United States Internal Revenue Code of 1986, as amended;
“Constitution”	the Company’s Constitution, as amended;
“DNV”	Det Norske Veritas;
“EU”	the European Union;
“Exchange Act”	the Securities Exchange Act of 1934, as amended;
“Financial Statements”

the audited consolidated balance sheets of the Group as of 31 December 2024 and 2023 and the audited consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended 31 December 2024;

“GHG”	greenhouse gas;
“IFRS”	International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board;
“ILO”	International Labour Organization;
“IPO”	initial public offering;
“IRAS”	Inland Revenue Authority of Singapore;
“IRS”	US Internal Revenue Service;
“LIBOR”	London Interbank Offered Rate;
“Lloyds Register”	Lloyds Register of Shipping;
“LPG”	liquefied petroleum gas;
“MGC”	medium gas carrier;
“newbuild”	a new vessel to be or that has just been constructed, or is under construction;
“NYSE”	New York Stock Exchange;
“OECD”	Organisation for Economic Co-operation and Development;
“OSE”	Oslo Stock Exchange;
“PCAOB”	Public Company Accounting Oversight Board;
“PFIC”	passive foreign investment company;
“Product Services”	the Group’s Product Services division;
“SEC”	the US Securities and Exchange Commission;
“Securities Act”	the Securities Act of 1933, as amended;
“Section 404”	Section 404 of the Sarbanes-Oxley Act;
“Shipping”	the Group’s Shipping division;
“Singapore Companies Act”	the Singapore Companies Act 1967, as amended;
“Singapore Income Tax Act”	the Singapore Income Tax Act 1947, as amended;
“Singapore Take-overs Code”	the Singapore Code on Take-Overs and Mergers;
“SOFR”	Secured Overnight Financing Rate;
“TCE”	time charter equivalent; and
“VLGC”	very large gas carriers.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Overview

The Financial Statements included in this annual report and the related financial information presented herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Reporting Framework

The financial information presented in this annual report reflects the operating and financial performance of the Group, its cash flows and financial position and resources. The Group’s results as reported in accordance with IFRS represent the Group’s overall performance. The Group also uses a number of adjusted, non-IFRS, measures to report the performance of its business, as described below.

Description of Key Line Items in the Group’s Financial Statements

The following descriptions of key line items in the Financial Statements are relevant to the discussion of the Group’s results of operations by segment in “Item 5. Operating and Financial Review and Prospects.”

Shipping

●	Revenue from spot voyages. Revenue from spot voyages is revenue earned from spot voyage which is typically a single round trip that is priced based on a current or spot market rate.
●	Voyage expenses. Voyage expenses are expenses related to a spot voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.
●	Revenue from time charter voyages. Revenue from time charter voyages is revenue earned from vessels that are time chartered to customers for fixed periods of time at rates that are generally fixed.
●	TCE income — Shipping. TCE income — Shipping represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

Product Services

●	Revenue from Product Services. Revenue from Product Services is revenue derived from trading activities, comprising the sale of LPG cargo and net derivative gains and losses, which arise from hedging transactions entered into by the Group to manage exposure to fluctuations in LPG prices and freight rates.
●	Cost of cargo and delivery expenses. Cost of cargo and delivery expenses is the cost of sales for trading activities, comprising mainly LPG cargo purchase and freight expenses.
●	Gross (loss)/profit — Product Services. Gross (loss)/profit — Product Services is revenue from Product Services, plus inter-segment revenue, minus cost of cargo and delivery expenses, inter-segment expense and depreciation (see Note 23 to the Financial Statements for detail).

The following descriptions of key line items in the Financial Statements are relevant to the discussion of the Group’s consolidated results of operations in “Item 5. Operating and Financial Review and Prospects.”

●	Revenue — Shipping. Revenue — Shipping includes revenue from spot voyages and revenue from time charter voyages (see “— Shipping” above).
●	Revenue — Product Services (see “— Product Services” above).

●	Cost of cargo and delivery expenses — Product Services (see “— Product Services” above).
●	Voyage expenses — Shipping (see “— Shipping” above).
●	Vessel operating expenses. Vessel operating expenses include manning costs, vessel running expenses (such as insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, lube oils and communication expenses), tonnage taxes and other miscellaneous expenses.
●	General and administrative expenses. General and administrative expenses comprised external statutory and professional fees, as well as fees paid to related companies for the provision of corporate service functions (such as finance, tax, legal, insurance, information technology, human resources and facilities) to the Group.
●	Charter hire expenses. Charter hire expenses include charter rates the Group pays for chartered-in vessels. The number of vessels chartered-in may vary from period to period.
●	Depreciation. Depreciation is based on the cost of the vessel less its estimated residual value, on a straight-line basis over the estimated remaining economic useful life of each vessel. Costs associated with drydockings and upgrade expenses are included in the carrying amount of vessels and depreciated on a straight-line basis over the duration of the drydocking cycle or based on the Group’s assessment of the useful lives of the upgrades.
●	Gain/Loss on disposal of vessels. Gain/Loss on disposal of vessels refers to the net gains or losses arising from sale of vessels, net of commission.
●	Write-back of impairment charge on vessels/(impairment charge on vessels). Impairment charge on vessels is the loss recognised in the profit or loss when the carrying value of a vessel exceeds the higher of the prevailing market valuations and the value-in-use. Write back of the impairment charge on vessels refers to the reversal of loss previously recognised based on updated prevailing market valuations or value-in-use amounts.
●	Finance expenses — net. Finance expenses — net include the cost of foreign currency gain/(loss) — net, interest income, interest expense and other finance income/(expense) such as bank charges.

Non-IFRS Financial Measures

This annual report contains a number of non-IFRS financial measures that the management of the Group uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this annual report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this annual report.

TCE income — Shipping per calendar day (total)

The Group defines TCE income — Shipping per calendar day (total) as TCE income — Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days (see “— TCE income — Shipping per available day” below for the definition of waiting days and technical off-hire days). Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period because it is a measure of how well the Company manages the fleet technically and commercially.

The reconciliation of TCE income — Shipping per calendar day (total) to TCE income — Shipping for the years ended 31 December 2024, 2023 and 2022 is provided below.

	Year ended 31 December
	2024	2023	2022
TCE income – Shipping (US$’000)	608,196	797,495	567,661
Calendar days (total)	12,833	12,940	13,988
TCE income – Shipping per calendar day (total) (US$’000)	47.4	61.6	40.6

TCE income — Shipping per available day

The Group defines TCE income — Shipping per available day as TCE income — Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Company uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income — Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income — Shipping per available day to TCE income — Shipping for the years ended 31 December 2024, 2023 and 2022 is provided below.

	Year ended 31 December
	2024	2023	2022
TCE income – Shipping (US$’000)	608,196	797,495	567,661
Available days	12,593	12,657	13,341
TCE income – Shipping per available day (US$’000)	48.3	63.0	42.6

Vessel operating expenses per calendar day (owned)

The Group defines vessel operating expenses per calendar day (owned) as vessel operating expenses divided by calendar days (owned).

The Group defines vessel operating expenses as manning costs, vessel running expenses (such as insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, lube oils and communication expenses), tonnage taxes and other miscellaneous expenses.

The Group defines calendar days (owned) as the total number of days in a period during which each vessel is owned, including technical off-hire days and waiting days (see “— TCE income — Shipping per available day” above for the definition of waiting days and technical off-hire days). because it measures the Group’s operational efficiency.

The reconciliation of vessel operating expenses per calendar day (owned) for the years ended 31 December 2024, 2023 and 2022 is provided below.

	Year ended 31 December
	2024	2023	2022
Vessel operating expenses (US$’000)	84,984	82,192	93,428
Calendar days (owned)	10,287	10,085	11,178
Vessel operating expenses per calendar day (owned) (US$’000)	8.3	8.1	8.4

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, plus cash inflows from progress payments for vessel upgrades and dry docks, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the years ended 31 December 2024, 2023 and 2022 is provided below.

	Year ended 31 December
In US$’000	2024	2023	2022
Net cash from operating activities	749,144	513,363	505,300
Additions in property, plant and equipment	(602,012)	(116,045)	(46,192)
Progress payments for vessel upgrades and dry docks	—	—	16,035
Additions in intangible assets	(237)	(634)	(103)
Proceeds from sale of assets held-for-sale	64,687	167,588	95,415
Proceeds from sale of vessels	—	—	87,883
Adjusted free cash flow	211,582	564,272	658,338

Return on capital employed (ROCE)

The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial year, the ratio of the operating profit for such year to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such year as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the years ended 31 December 2024, 2023 and 2022 is provided below.

	As of, and for the year ended,
	31 December
	2024	2023	2022
Operating profit (US$’000)	433,689	523,729	270,832
Average of the total shareholders’ equity (US$’000)(1)	1,761,827	1,591,375	1,491,245
Average of the total borrowings (US$’000)(1)	677,179	445,361	610,331
Average of the total lease liabilities (US$’000)(1)	194,564	192,661	180,012
Capital employed (US$’000)	2,633,569	2,229,397	2,281,588
ROCE	16.5%	23.5%	11.9%
(1)	Calculated as the average of the opening and closing balance for the year as presented in the consolidated balance sheet.

Rounding of Figures

Certain financial information presented in tables in this annual report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this annual report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

No Incorporation of Website Information

The contents of the Group’s website, any website mentioned in this annual report or any website, directly or indirectly, linked to these websites have not been verified and do not form part of this annual report, and information contained therein should not be relied upon.

Market and Industry Data

Unless the source is otherwise stated, the market and industry data in this annual report constitute the Group’s estimates and analysis, using underlying data from independent third parties, including Anfil Gas, Baltic Exchange, ZeroNorth, Clarkson Research (“Clarksons”), Fearnley Securities AS (“Fearnleys”), SSY, Affinity Shipping, Steem1960 Shipbrokers, Interocean, Reshamwala Shipbrokers, Gibson Shipbrokers, Sentosa Shipbrokers, Sublime China Information, US Energy Information Administration, NGLStrategy and Vortexa, as well as publicly available information. Such data include market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Estimates extrapolated from these data involve risks and uncertainties and are subject to change based on various factors.

The Group confirms that all third-party data contained in this annual report has been accurately reproduced and, so far as the Group is aware and able to ascertain from information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

Where third-party information has been used in this annual report, the source of such information has been identified. While industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, the accuracy and completeness of such information is not guaranteed.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements that reflect the Group’s current views with respect to future events and financial and operational performance. You should not place undue reliance on these statements as no assurance can be given that any particular expectation or forecast will be met.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “might,” “plans,” “should,” “projects,” “will,” “would” or, in each case, their negative, or other variations or comparable terminology. In addition, in the future the Group, and others on the Group’s behalf, may make statements that constitute forward-looking statements and, except as may be required by applicable legal or regulatory obligations, the Group undertakes no obligation to update any forward- looking statements, whether as a result of new information, future events or otherwise. Such forward- looking statements may include, without limitation, statements relating to the following:

●	financial strength and position of the Group;
●	operating results, liquidity, prospects, growth of the Group;
●	the implementation of strategic initiatives;
●	other statements relating to the Group’s future business development and financial performance; and
●	the industry in which the Group operates, such as, but not limited to, with respect to demand for LPG carriers in the future and expected growth in the maritime LPG transportation market.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions you that a number of important factors could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Some of the factors that could cause actual results or events to differ from current expectations include the following:

●	general economic, political and business conditions;
●	general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;
●	changes in demand in the LPG shipping industry;
●	the impact of trade policy matters, such as the imposition of tariffs and other import restrictions;
●	any adverse developments in the maritime LPG transportation business;
●	changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;
●	failure in the management of climate and environmental risks and delivery and performance of management environmental objectives;
●	changes in competition rules and regulations for the shipping industry;
●	failure to manage disruptions, including due to climate change, abnormal weather conditions, pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;
●	failure to implement the Group’s business strategy or manage the Group’s growth;

●	damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, wars or other circumstances and events;
●	failure to obtain new customers or the loss of any existing major customers;
●	failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;
●	failure to attract and retain key management personnel, technically skilled officers and other employees;
●	default by third parties with whom the Group has entered into chartered-in arrangements;
●	failure of the Group’s third-party technical managers or other counterparties to meet their obligations;
●	the ageing of the Group’s fleet which could result in increased operating costs;
●	delays in deliveries of or cost overruns in relation to newbuilds (if any);
●	failure to integrate assets or businesses acquired from third parties;
●	failure to identify or take advantage of arbitrage opportunities, effectively implement the Products Services division’s hedging strategy and source LPG from third-party suppliers;
●	loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the Group’s tax payments; and
●	the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements.

The Group cautions you that the foregoing list of important factors is not exhaustive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risk factors relating to the Group’s business and industry that are set out in “Item 3. Key Information — 3.D. Risk Factors” of this annual report.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

3.A.[RESERVED.]

3.B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.RISK FACTORS

The risks and uncertainties relating to the Shares and the Group’s business and the industry in which it operates, described below, together with all other information contained in this annual report, should be carefully considered in evaluating the Group and the Shares. The risks and uncertainties described below represent those the Group considers to be material as of 31 December 2024. However, these risks and uncertainties are not the only ones facing the Group. You should carefully consider the information in this annual report in light of your personal circumstances.

Risks Related to the Industry in which the Group Operates

The highly cyclical nature of the LPG shipping industry may lead to volatility in the Group’s results of operations

External factors that affect the LPG shipping industry will have a significant impact on the Group’s results of operations. In the past, the market for LPG transportation and the freight rates the Group can charge have been cyclical and volatile. For example, according to Baltic Exchange (January 2025), the short-term VLGC TCE rates for shipping LPG between the Middle East and Japan fluctuated between a high of US$175,874 per day to a low of US$6,243 per day from 2019 to the period ended December 2024. In 2024, 80.3% of the Group’s revenue from LPG shipping were generated on the basis of current market levels (“spot prices”) and 19.7% of the Group’s revenue were generated under time charters. Fluctuations in the freight rates the Group can charge its customers result from changes in the global supply of carrying capacity and global demand for LPG. The external factors affecting supply and demand for LPG vessels and the supply and demand for LPG transported by LPG vessels, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence the demand for LPG vessel capacity include, but are not limited to, the following factors:

●	levels of demand for and production of LPG and other gases, which are affected by competition from alternative sources of energy and alternative feedstock types, as well as the overall level of global economic activity and demand and prices for oil and gas;
●	development of new petrochemical resources and industry in countries that are currently net exporters of LPG can lead to increased domestic LPG consumption and reduce the volumes available for shipment;

●	changes in laws and regulations affecting the LPG shipping industry;
●	political changes and armed conflicts in the regions through which the Group’s vessels travel and where the cargo the Group carries is produced or consumed, which may interrupt trade routes or the production or consumption of LPG, petrochemicals, their derivatives or their raw materials;
●	other changes in marine and other transportation patterns or the availability of alternative transportation means;
●	global and regional economic and political conditions, as well as environmental concerns and regulations, which could impact the supply of LPG, as well as the demand for various types of vessels; and
●	changes in global and regional trading patterns, including changes in the distances that cargo must be transported.

The factors that influence the supply of LPG vessel capacity include, but are not limited to, the following:

●	the number of newbuild deliveries;
●	potential delays in newbuild deliveries and/or cancellations of newbuild orders;
●	port and canal congestion;
●	the price of steel and vessel equipment;
●	conversion of LPG carriers to other uses;
●	the scrapping rate of older vessels;
●	maritime regulations that could impact effective vessel sailing speed;
●	the number of vessels that are off-hire and out of service; and
●	piracy and other attacks and their impact on voyage routes on account of certain operators rerouting vessels away from high-risk areas.

Adverse changes in any of the foregoing factors could have a material adverse effect on the Group’s revenue, profitability, liquidity, cash and financial positions.

An increase in protectionism, trade disputes and the introduction of or increases to existing tariffs could have a material adverse impact on global trade, the shipping industry and the Group’s business and materially adversely affect the Group’s results of operations, financial condition and cash flows

Increased trade protectionism may adversely affect the Group’s business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby affecting global trade and depressing the demand for shipping. For example, the U.S. government has imposed tariffs on imports from Canada, Mexico and China, and could announce additional tariffs in the future. Those countries have also implemented retaliatory tariffs in response. Additionally, U.S. trade tensions with China may escalate beyond tariffs with a proposal by the U.S. government to impose significant fees on any vessel entering a U.S. port.

Restrictions on imports, including in the form of tariffs and port fees, could have a significant impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that the Group’s vessels and charterers serve may lead to an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods and products to be shipped.

In particular, the imposition of tariffs on LPG imports has previously led to indirect changes in trade patterns and LPG shipping dynamics. Such tariffs pose significant risks to the Group’s business as they have the potential to erode price competitiveness and can reduce demand in affected markets, disrupt established trade flows (including by redirecting products originally destined for a country subject to tariffs to countries that are not subject to tariffs) and reduce arbitrage opportunities, which are critical for optimising shipping routes and maximising profitability.

While there is significant uncertainty as to the duration of the measures described above and whether and to what extent new or additional protectionist measures may be implemented, the current tariffs and corresponding retaliatory tariffs, or other legal or regulatory developments and trade policies, may have a material adverse effect on the Group’s industry and the Group’s business, operational strategies, results of operations, financial condition and cash flows.

Geopolitical events and political instability, such as the ongoing war in Ukraine and the potential resurgence of the Israel-Hamas conflict, may impact the Group’s operations, international commerce and the global economy. The reactions of governments, markets and the general public to such events, including economic sanctions and trade restrictions, may result in a number of adverse consequences for the Group’s businesses.

The war in Ukraine continues to disrupt energy production and trade patterns. The continuing impact on energy prices and LPG carrier rates, which initially increased as a result of the war, remains uncertain. Some of the economic sanctions imposed by the EU, the United States and other countries in response to Russian action target the Russian oil sector and include, for instance, a prohibition on the import of oil from Russia to the United States or the United Kingdom and the EU’s bans on importing Russian crude oil and refined petroleum products, which took effect in December 2022 and February 2023, respectively, as well as the adoption of price caps for seaborne Russian crude oil and petroleum products.

If Russian crude oil and natural gas become unavailable for export due to the extension of economic sanctions, boycotts or otherwise, this could result in high oil prices that could reduce demand for LPG. The conflict may also impact various costs of operating the Group’s business, for example, bunker expenses, for which the Group is responsible when its vessels operate in the spot market, have increased with oil prices, and war risk insurance premiums and crewing services may be disrupted or become more expensive, as Russia and Ukraine are significant sources of crews. The war in Ukraine and the global response continue to evolve and their impact on energy supply and demand, energy prices and LPG operations and charter rates remains uncertain and could adversely impact the Group’s business, results of operations and financial condition.

Although the Group does not have operations or significant direct exposure to customers in Israel or Gaza, the Group’s businesses and operations could be negatively impacted by increased energy costs, supply chain disruptions or adverse impacts on customers arising from a resurgence of the Israel-Hamas conflict.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to sustainability policies may impose additional costs on the Group or expose the Group to additional risks

Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their sustainability policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on sustainability practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to sustainability and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s sustainability practices. Organisations that provide information on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to sustainability matters. Such ratings are used by certain investors in their decision-making. Unfavourable ratings could lead to negative investor sentiment towards the industry and diversion to other non-fossil fuel markets. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for sustainability issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, the Group may be required to implement more stringent sustainability procedures or standards so that the Group continues to have access to capital and the Group’s existing and future investors and lenders remain invested in the Group and make further investments in the Group.

Specifically, the Group may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritise sustainable energy practices, reduce the Group’s carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude LPG shipping companies, such as the Group, from their investing portfolios altogether due to sustainability factors. If the Group is faced with limitations in the debt and/or equity markets as a result of these concerns, or if the Group is unable to access alternative means of financing on acceptable terms, or at all, the Group may be unable to access funds to implement the Group’s business strategy or service the Group’s indebtedness, which could have a material adverse effect on the Group’s financial condition and results of operations.

While the Group may announce voluntary sustainability targets, the Group may not be able to meet such targets in the manner or on such a timeline as initially contemplated, including, but not limited to as a result of unforeseen costs or technical difficulties associated with achieving such results. Achieving sustainability targets will require significant efforts from the Group and other stakeholders and also require capital investment, additional costs, and the development of technology that may not currently exist. In addition, the Group could be criticised for the scope or nature of such targets, or for any revision to those targets. The Group could also incur additional costs and require additional resources to monitor, report, and comply with various sustainability practices and regulations.

Climate change, including abnormal weather conditions, could present immediate and long-term risks to the Group’s business and financial condition

Climate change presents immediate and long-term risks to the Group’s business and financial condition, with these risks expected to increase over time. Climate risks can arise from physical risks (acute or chronic relating to the physical effects of climate change) and transition risks (regulatory and legal, technological, market and reputational changes from a transition to a low-carbon economy). Physical risks could damage properties and other assets of the business and its value chain, disrupting operations. Extreme weather events occurring more often could result in potential physical damage, additional volatility within the Group’s business operations, counterparty exposure and other financial risks. Transition risks may result in changes in regulations or market preference, which in turn could have negative impacts on the results of operation or reputation of the Group. This includes risk associated with new technologies and legislative uncertainties regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

The occurrence of a pandemic or other global health emergency, including a resurgence of the COVID-19 pandemic, may negatively affect the Group’s business, financial performance and the Group’s results of operations, including its ability to obtain charters and financing

The COVID-19 pandemic led a number of countries, ports and organisations to take measures against its spread, such as quarantines and restrictions on travel. These measures caused severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities. The COVID-19 pandemic introduced uncertainty in a number of areas of the Group’s business, including its operational, commercial and financial activities. It also negatively impacted global economic activity and demand for energy, including LPG.

Failure to control any resurgence of the spread of the virus or the occurrence of another pandemic or other global health emergency of a similar scale could significantly impact economic activity, and demand for LPG and LPG shipping, which could further negatively affect the Group’s business, financial condition, results of operations and cashflows. As a result of any resurgence of new variants of COVID-19 or the occurrence of another pandemic or other global health emergency of a similar scale, the Group’s business and the shipping industry as a whole could be impacted by a reduced workforce, delays of crew changes as a result of the reimposition of quarantines or other constructions and delays in scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. The occurrence of a pandemic or other global health emergency, including the resurgence of the COVID-19 pandemic, may also impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including the Group’s ability to finance the purchase price of vessel acquisitions, which could limit the Group’s ability to grow its business in line with its strategy.

An oversupply of LPG shipping capacity may have an adverse effect on LPG freight rates, which could have a material adverse effect on the Group’s business, financial condition and results of operations

If the number of new LPG vessels delivered exceeds the number of vessels being recycled, the global vessel capacity will increase. If the supply of vessel capacity continues to increase and the demand for vessel capacity does not increase correspondingly, freight rates could materially decline and the value of the Group’s vessels could be adversely affected. The balance between supply and demand for LPG vessels depends on potential new vessel orders, scrapping activity and the growth of demand for LPG shipping. This includes VLAC (Very Large Ammonia Carriers) scheduled to deliver and carry ammonia out from the United States blue ammonia facilities, which could affect LPG trade in the event of delays or cancellations of these projects, if these VLACs are redirected to transport LPG instead, which could increase vessel capacity and competition and impact freight rates. The Group will monitor the supply and demand situation closely and seek to take timely investment and divestment decisions as appropriate. However, excess capacity will have an adverse effect on LPG freight rates, which could have a material adverse effect on the Group’s business, financial condition and results of operations. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group — Over time, vessel values may fluctuate substantially and this may result in impairment charges and the Group could also incur a loss if these values are lower at a time when the Group is attempting to dispose of a vessel.”

The Group’s growth depends on the continued growth of the global LPG market

The Group’s growth depends on the continued growth of the global LPG market and supply chain, which could be adversely affected by a number of factors, such as:

●	continued development of existing and new gas and oil infrastructure, including the continued development of shale gas resources, particularly in the United States, which could affect the LPG export volumes;
●	volatile oil prices and oil consumption;
●	increases in the production of natural gas in areas linked by pipelines to areas of consumption of natural gas;
●	global and/or local community and environmental group resistance to LPG production facilities and import terminals over concerns about the environment, terrorism and safety;
●	the development or extension of new and existing pipeline systems in markets the Group may serve;
●	the availability and use of other energy sources, such as coal and nuclear energy, as well as new, alternative energy sources, such as solar energy, or other factors that may make consumption of LPG products less attractive;
●	any significant explosion, spill or similar incident involving an LPG facility or vessel;
●	negative global or regional economic or political conditions, particularly in LPG consuming regions, which could reduce energy consumption or negatively impact its growth; and
●	changes in governmental regulations, such as the elimination of economic incentives or initiatives designed to encourage the use of liquefied gases such as LPG over other fuel sources.

Although the Group will monitor the global LPG market and supply chain development closely and seek to take timely investment and divestment decisions as appropriate, any adverse development in connection with the factors noted above could have a material adverse effect on the Group’s business, financial condition and results of operations.

A deterioration in global economic conditions could materially adversely affect the Group’s business, financial condition and results of operations

Adverse global economic conditions may negatively impact the Group’s business, financial condition, results of operations and cash flows in ways that the Group cannot predict. There has historically been a strong link between the development of the world economy and the demand for energy, including LPG. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, including trade wars between the United States and China or other countries (see “– An increase in protectionism, trade disputes and the introduction of or increases to existing tariffs could have a material adverse impact on global trade, the shipping industry and the Group’s business and materially adversely affect the Group’s results of operations, financial condition and cash flows”), the effects of volatile energy prices and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, the Korean Peninsula, North Africa and other geographic areas. An extended period of adverse development in global economic conditions or a tightening of the credit markets could reduce the overall demand for LPG and have a negative impact on the Group’s customers. These potential developments, or market perceptions concerning these and related issues, could affect the Group’s business, financial condition and operating results.

Furthermore, a future economic slowdown could have an impact on the Group’s customers and/or suppliers including, among other things, causing them to fail to meet their obligations to the Group. Similarly, a future economic slowdown could affect lenders participating in the Group’s secured term loans and revolving credit facilities, making them unable to fulfil their commitments and obligations to the Group. Any reductions in activity owing to such conditions or failure by the Group’s customers, suppliers or lenders to meet their contractual obligations to the Group could adversely affect the Group’s business, financial condition and operating results.

Increases in bunker fuel prices and other operating costs may significantly increase the Group’s voyage expenses relating to the operation of its LPG vessels on the spot market (including under CoAs)

The Group’s vessels need to consume bunker fuel for propulsion and other auxiliary purposes such as generating electricity on board. In accordance with industry practice, the Group is responsible for voyage expenses, including bunker fuel costs, when operating its LPG vessels on the spot market (including under CoAs). Historically, bunker fuel expenses have amounted to more than one-half of the Group’s total voyage expenses. The Group’s bunker fuel expenses accounted for 47% of the Group’s voyage expenses for the year ended 31 December 2024, and 40% of the Group’s voyage expenses for the year ended 31 December 2023. If the price of bunker fuel oil increases/decreases by 50% (2023: 50%) with all other variables held constant, the Group’s profit after tax for the financial year will be lower/higher by US$90.7 million (2023: US$102.4 million) as a result of higher/lower bunker fuel oil consumption expense. Increases in the cost of bunker fuel are subject to a number of economic, natural and political factors affecting the level of crude oil prices in global markets that are beyond the Group’s control, including worldwide demand and supply imbalances, political instability and natural disasters in oil-producing regions. For example, following the financial crisis, in 2008, bunker prices nearly doubled in the span of a few months. From 2 January 2024 to 31 December 2024, the highest and lowest reported bunker prices for Singapore VLSFO were US$666 and US$525, respectively (source: Platts Bunkerwire). An increase in the cost of bunker fuel could significantly increase voyage expenses for the Group’s LPG vessels, which could have a material adverse effect on its own results on its operations to the extent that it is not able to increase its freight rates commensurately or otherwise to recover bunker fuel cost increases from its customers. Other operating expenses, such as for example crew costs, may also fluctuate and affect the Group’s profitability.

Furthermore, fuel may become significantly more expensive in the future, which may reduce the Group’s profitability. In addition, the entry into force on 1 January 2020 of the 0.5% global sulphur cap in marine fuels used by vessels that are not equipped with sulphur oxide exhaust gas cleaning systems under the International Convention for Prevention of Pollution from Ships Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect the Group’s cash flows, earnings and results of operations.

Shipping is a business with inherent risks and the Group’s own insurance may not be adequate to cover the Group’s losses

The operation of any ocean-going vessel represents a potential risk of major losses and liabilities, death and injury of persons or property damage caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events, including the recent conflict between Russia and Ukraine. In addition, the transportation of LPG is subject to the risk of pollution and to business interruptions due to political unrest, economic instability, hostilities, labour strikes and boycotts. An accident involving any of the Group’s vessels could result in death or injury to persons, loss of property, environmental damage, delays in delivery of cargo, loss of revenue from termination of contracts or unavailability of vessels, fines or penalties, higher insurance rates, litigation with the Group’s employees, customers or third parties and damage to the Group’s reputation and customer relationships generally.

In the event of damage to a vessel or catastrophic events as mentioned above, the Group will rely on its insurance to pay or reimburse the insured value of the vessel or the expenses incurred to rectify such damage, including repair costs at shipyards. Typically, there are insurance deductibles that are not recoverable. The Group may not have sufficient insurance coverage for the range of risks to which the Group is exposed. Some claims may not be covered such as time lost when a vessel is unavailable for employment and some claims may also not be covered if for any reason the claim or claims exceed the insurance policy limit. In addition, in the future the Group may be unable to procure adequate insurance coverage on commercially acceptable terms or at all. Any significant loss or liability for which the Group is not insured could have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, the loss of earnings or prolonged unavailability of a vessel, including the actual repair costs, could have a material adverse effect on the Group’s business, financial condition and results of operations even if insurance coverage was available.

See “Item 4. Information on the Company — 4.B. Business Overview — Insurance” for further information about the Group’s insurance.

Charter rates may fluctuate substantially and if rates are lower when the Group is seeking a new charter, the Group’s revenue and cash flows may decline

The Group’s ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LPG industry. Charter rates may fluctuate over time as a result of changes in the supply-demand balance relating to current and future vessel capacity. This supply-demand relationship largely depends on a number of factors outside the Group’s control. The LPG charter market is connected to world LPG prices and energy markets, which the Group cannot predict. A substantial or extended decline in demand for LPG could materially adversely affect the Group’s ability to re-charter its vessels at acceptable rates or to acquire and profitably operate new vessels.

Charter rates at a time when the Group may be seeking new charters may be lower than the charter rates at which the Group’s vessels are currently chartered. If charter rates are lower when the Group is seeking a new charter, its revenue and cash flows, including cash available for dividends to its shareholders, may decline, as it may only be able to enter into new charters at reduced or unprofitable rates or it may have to secure a chartered-in vessel in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low vessel utilisation could also have a material adverse effect on the value of the Group’s assets.

The Group’s international operations are exposed to the risk of acts of piracy, geopolitical risks and sanctions, which could result in increasing costs of operations

Acts of piracy on ocean-going vessels could adversely affect the Group’s business. Acts of piracy have historically occurred in areas where the Group has operated, such as the Gulf of Aden, Indian Ocean and west coast of Africa. Moreover, since December 2023, there have been increasing threats to commercial vessels transiting the Red Sea and adjacent waterways, including incidents of piracy as well as drone and missile attacks. There is a risk that acts of piracy will continue to occur in these areas, as well as other regions. These actions are thought to be led by the Yemen-based Houthi rebel group, reportedly in reaction to the ongoing armed conflict between Israel and Hamas. Geopolitical tensions may result in the imposition of sanctions that could expose the Group’s vessels to delays and/or financial penalties, including cancellations of insurance cover if a cargo is, or individuals and/or entities associated with the cargo are, found to breach sanctions despite the Group having undertaken adequate due diligence.

Geopolitical tensions may result in attacks to, or unlawful seizure of vessels at sea by rogue states and insurgent entities. Avoidance of passages through the affected areas will involve undertaking significant deviations from normal routing and could result in delays to vessels’ commitments.

Aside from the threat of vessel loss or damage, piracy, geopolitical risks and sanctions may increase insurance and crew costs for the Group if the Group is unable to pass the additional cost on to the charterer. In such circumstances, the foregoing exposures may have a material adverse effect on the Group’s business, results of operations, cash flows and financial condition, which could be exacerbated should the Group expand its operations or number of port calls by the Group’s vessels in countries which are subject to the foregoing risks or such risks that impact geographic markets in which the Group operates or the ports at which its vessels call.

The Group transports gas across a wide variety of national jurisdictions, which exposes the Group to risks inherent to operating internationally and in politically unstable regions. In addition, the Group works with local agents and business associates all over the world, heightens the risk of exposure to potential economic sanctions and anti-bribery/anti-corruption issues, any of which may have a negative impact to the Group’s reputation and financial condition

Transporting gas across a wide variety of national jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labour strikes and boycotts, the potential for changes in tax rates or policies and the potential for government expropriation of the Group’s vessels. Changes in political regimes or other political instability, as well as the risk of war, other armed conflicts and general unrest, may negatively affect the Group’s operations in foreign countries. Some of the Group’s operations takes place in regions that present identifiable security risks, including the risk of terrorism. Although the Group has not been victim to terrorist attacks, there can be no assurance that it will not happen in the future, the occurrence of which could adversely affect the Group’s business. In addition, inadequacies of the legal systems and law enforcement mechanisms in certain countries in which the Group operates or in which the Group’s vessels call may leave the Group exposed to a number of uncertainties. The UK Bribery Act and US Foreign Corrupt Practices Act have extraterritorial application and may cover agents and business associates that the Group deals with in different jurisdictions. Additionally, sanctions imposed on certain countries, companies or individuals by international and regional bodies such as the United Nations, the United States and the EU, including in connection with Russia’s invasion of Ukraine, could materially adversely affect the Group’s ability to trade with those sanctioned persons, sanctioned countries and/or companies/individuals linked with such persons and countries. Any of these events may result in loss of revenue, increased costs and decreased cash flows.

Although the Group has compliance policies and procedures in place and believes that it has been and is in compliance with all applicable sanctions and embargo laws and regulations and it intends to maintain such compliance, there can be no assurance that the Group will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any future violation of applicable sanctions and embargo laws and regulations could result in fines, penalties or other sanctions that could severely impact the Group’s ability to access US capital markets and conduct business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Group. Engaging in activities contrary to economic sanctions or foreign policy interests of a particular country could result in the Company or any of its affiliates becoming sanctioned by the United Nations, the United States, the EU or other authorities. The Group’s vessels have not called at ports located in countries that are subject to restrictions imposed by the EU, the United States and other governments. Although the Group endeavours to take precautions reasonably designed to mitigate the risk of any such occurrences, it is possible that, in the future, the Group’s vessels may call at ports located in countries that are subject to restrictions imposed by the EU, the United States and other governments, thus resulting in legal or political repercussions that may have a material adverse effect on the business, financial condition and results of operations.

Current or future counterparties of the Group, including its joint venture partners, may become sanctioned or violate applicable sanctions or embargo laws and regulations and/or be affiliated with persons or entities that are or may in the future be the subject of sanctions imposed by international and regional bodies such as the United Nations, the United States and the EU. If the Group determines that the relevant sanctions or embargo laws and regulations require the Group to terminate its existing or future contracts, it may have a material adverse effect on the Group’s business, financial condition and results of operations.

Risks Related to the Group

The Group may not be able to implement its business strategy successfully or manage its growth effectively

The Group’s strategy is to ensure environment and customer-focused operational excellence and explore growth opportunities along the energy value chain. Future growth will depend on the successful implementation of the Group’s business strategy. The Group’s ability to achieve its business and financial objectives is subject to a variety of factors, many of which are beyond the Group’s control. A principal focus of the Group’s strategy is to identify opportunities to grow within the LPG shipping and adjacent value chain areas, which will depend upon a number of factors, including the Group’s ability to attract funding.

The Group’s management will review and evaluate the business strategy with the Board of Directors on a regular basis. The Group’s failure to execute its business strategy or to manage its growth effectively could materially and adversely affect the Group’s business, financial condition and results of operations. In addition, there can be no guarantee that even if the Group successfully implements the Group’s strategy, it will result in an improvement of the Group’s results of operations. Furthermore, the Group may decide to alter or discontinue aspects of the Group’s business strategy and adopt alternative or additional strategies in response to the Group’s operating environment or competitive situation or factors or events beyond the Group’s control.

The Group’s growth in the LPG shipping market depends on its ability to expand relationships with existing customers and obtain new customers, for which the Group will face substantial competition

The process of obtaining new charter agreements is highly competitive and generally involves an intensive screening process and competitive bidding process that often extends for several months. Contracts are awarded based upon a variety of factors, including:

●	the size, age, fuel efficiency, emission levels, and condition of a vessel;
●	the charter rates offered;
●	the operator’s industry relationships, experience and reputation for customer service, quality operations and safety;
●	the quality, experience and technical capability of the crew;
●	the operator’s relationships with shipyards and the ability to get suitable berths;
●	the operator’s construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;
●	the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and
●	the competitiveness of the bid in terms of overall price.

The Group’s LPG vessels operate in a highly competitive market and the Group expects substantial competition for providing transportation services from a number of companies (both LPG vessel owners and operators). The Group’s existing and potential competitors may have significantly greater financial resources than the Group does. Competition for the transportation of LPG depends on the price, location, size, age, condition and acceptability of the vessel to the charterer. Further, competitors with greater resources may have larger fleets or could operate larger fleets through consolidations, acquisitions, newbuilds or pooling of their vessels with other companies and therefore may be able to offer a more competitive service than the Group, including better charter rates. The Group expects competition from a number of experienced companies providing contracts for gas transportation services to potential LPG customers, including state-sponsored entities and major energy companies affiliated with the projects requiring shipping services. As a result, the Group may be unable to expand its relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on the Group’s business, financial condition and operating results.

Competition from more technically advanced LPG carriers could reduce the Group’s charter hire income and the value of the Group’s vessels

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbours, utilise related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new LPG carriers are more efficient, flexible or have longer physical lives than the Group’s vessels, competition from these more technologically advanced LPG carriers could adversely affect the charter rates the Group receives for its vessels once their current charters are terminated and could also adversely affect the resale value of the Group’s vessels. As a result, the Group’s business, financial condition and operating results could be materially adversely affected.

The Group will be required to make substantial capital expenditures in order to modernise the fleet and to maintain the quality of the vessels the Group owns

The Group’s cash flows and income are dependent on the revenue earned through the chartering of its vessels, and the Group must make substantial capital expenditures over the long term to maintain the operating capacity of its fleet in order to preserve its capital base. If the Group is unable to maintain sufficient cash reserves to finance the replacement of the vessels in its fleet at the end of their useful lives and alternative sources of financing are unavailable, the business, financial condition, operating results and ability to pay dividends would be adversely affected. In addition, any reserves set aside for vessel replacement will not be available to support or expand the Group’s business or to pay dividends.

In addition, the Group must make capital expenditures to maintain its vessels over the long-term. These maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel, retrofitting an existing vessel with LPG dual-fuel propulsion technology or acquiring a new vessel to the extent these expenditures are incurred to maintain or increase the operating capacity of the vessels. The Group’s vessels are drydocked periodically for repairs and renewals and, in addition, may have to be drydocked in the event of accidents or other damage. The Group’s capital expenditure for drydocking for 2024 was US$5.0 million, and it is expected to be US$59.2 million for 2025.

The Group’s maintenance capital expenditures may increase as a result of:

●	increases in the cost of labour and materials;
●	changes in customer requirements;
●	increases in the size of the Group’s fleet;
●	changes in technical developments in vessel;
●	changes in governmental regulations and maritime self-regulatory organisation standards relating to safety and other factors;
●	changes in security or the environment; and
●	changes in competitive standards.

Due to the Group’s lack of diversification, adverse developments in the maritime LPG transportation business would adversely affect the Group’s business, financial condition and operating results

The Group relies primarily on the cash flow generated from its vessels that operate in the maritime LPG transportation business. Unlike some other shipping companies, which have various vessels that can carry containers, dry bulk, crude oil and oil products, the Group currently depends exclusively on the transport of LPG. The substantial majority of the Group’s gross profit is derived from a single source — the maritime transport of LPG — and its lack of a diversified business model could materially adversely affect the Group if the maritime LPG transportation sector fails to develop in line with the Group’s expectations. The Group’s lack of diversification could make it vulnerable to adverse developments in the international LPG shipping industry which would have a significantly greater impact on the Group’s business, financial condition and operating results than it would if it maintained more diverse assets or lines of business.

International, regional and local competition rules and regulations for the shipping industry may adversely affect the Group’s business, financial condition and results of operations

The Group operates a significant VLGC fleet. Any expansion involving acquisitions of all or part of other companies’ gas carrier fleets will need to comply with antitrust and competition rules and regulations in various jurisdictions in which the Group operates or in which the Group’s vessels call. This could require filing for clearances and approvals which may not be forthcoming, may involve lengthy delays and might result in a transaction being prohibited or permitted with conditions that may or may not be acceptable. There can therefore be no assurance that any such transactions will be approved or consummated, and this may hinder expansion plans.

The entry into any joint venture or pooling arrangements with third parties may also require approval from antitrust and competition authorities in various jurisdictions and there can be no assurances that approvals will be obtained or, if they are granted with conditions, that those conditions will be acceptable to the Group. This may hinder the Group’s business and growth opportunities or result in monetary and other penalties from regulatory authorities.

The Group may have more difficulty entering into long-term LPG time charters if the short-term or spot LPG shipping market becomes increasingly active, resulting in more volatility in the Group’s results

The Group enters into spot charters, CoAs and time charters. If the spot or short-term LPG shipping market were to become increasingly active and increasingly more transparent, resulting in easier access for customers to enter into spot or short-term charter arrangements at competitive rates, the Group may have more difficulty entering into long-term time charters for the Group’s vessels. An inability to enter into long-term charters may result in more volatility in the Group’s results, could lower utilisation rates, and would make cash flows and income less predictable. As a result, this could have a material adverse effect on the Group’s business, financial condition and results of operations. Furthermore, revenue may decline following expiration or early termination of current charter arrangements and as a result, the Group’s cash flow may decrease and be less stable.

The Group derives a significant portion of its LPG revenue from its top five Shipping customers, and the loss of any such customers or default by any of these customers could result in a significant loss of revenue and cash flows

In 2024, the Group’s top five Shipping customers by revenue included Vitol, Hindustan Petroleum Corporation Limited, Aramco Trading Company, Abu Dhabi Marine International Chartering and Indian Oil Corporation, representing an aggregate of 40.8% of the Group’s Revenue – Shipping.

A customer may in certain circumstances terminate its charter agreement, including if the delivery of the vessel is delayed beyond a specified time, outbreak of war occurs or the vessel’s flag state becomes engaged in hostilities. If a customer terminates its charter agreement with the Group pursuant to the terms of the agreement or otherwise, the Group may be unable to re-deploy the related vessel on terms as favourable to the Group. If the Group is unable to re-deploy a vessel, the Group will not receive any revenue from this vessel, but the Group would have to pay expenses as necessary to maintain the vessel in operating condition.

The loss of any significant customer, or a decline in payments under the Group’s charter agreements, could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group may suffer from off-hire or performance claims by the Group’s customers

Under the Group’s time charter contract agreements, the Group warrants certain specifications, conditions and performance of the vessels assigned under such charter agreements. The Group may not be able to fulfil its obligations under these charter agreements. Should the Group not be able to meet its obligations, charterers may be entitled to withhold the payment of charter hire, resulting in loss of income to the Group. Charterers may be further entitled to advance legal claims against the Group for under performance under the relevant charter agreements. Such actions by charterers could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group may be exposed to risks because it provides services to customers either as the registered owner of the vessel or by way of entering into chartered-in arrangements with a third party and then chartering-out such vessels to customers

The Group may provide marine transportation services to customers through its fleet of owned vessels where a member of the Group is the registered owner or by way of entering into “chartered-in” arrangements with a third party and then “chartering-out” such vessels to customers.

As a registered owner of a vessel, the Group will assume responsibility for all functions related to the vessel including financing, commercial management and ship management functions such as maintenance, repair, crew manning, navigation and insurance. In addition, if the Group enters into a voyage charter with a customer, the Group will be responsible for all voyage costs including bunkering, port charges and other relevant voyage related cost such as additional war risk premium, brokerage, etc. On the other hand, if the Group charters-in a vessel, some of these functions will be the responsibility of the third-party owner. For example, if the Group time charters-in a vessel, the Group will generally not assume the responsibility for finance, maintenance, repair, crew manning, navigation and insurance of the vessel, but will be responsible for the commercial management of the vessel. However, if the Group provides service to a customer via a voyage charter arrangement, the Group will also be responsible for all the voyage costs.

If the Group charters-in a vessel, it will have less operational risk as compared to acting as a registered owner. However, the Group may not be able to exercise full control of the availability over a chartered-in vessel. This may be due to the default by the third party from whom the vessel has been chartered-in. Such a default could include a financial default involving failure to pay suppliers or the bankruptcy of such third party which could result in a court sanctioned arrest or detention of the vessel by financiers or suppliers. Furthermore, in a long-term time charter or bareboat charter arrangement, the Group is committed throughout the charter period and will not have the liberty to cancel the charter should the market become unfavourable. There may also be associated reputation risks if the standard of the chartered-in vessel is below those of the Group’s own vessels. The risks of chartering-in vessels are balanced against the risk of registered ownership, which are the various attendant costs of owning and operating a fleet of vessels.

All the above factors could have a material adverse effect on the Group’s business, financial condition and results of operations.

Over time, vessel values may fluctuate substantially and this may result in impairment charges and the Group could also incur a loss if these values are lower at a time when the Group is attempting to dispose of a vessel

Vessel values for LPG carriers can fluctuate substantially over time due to a number of different factors, including:

●	prevailing economic conditions in LPG and energy markets;
●	the level of demand for LPG;
●	the supply of vessel capacity; and
●	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment (for example with respect to achieving reduced fuel consumption), changes in applicable environmental or other regulations or standards.

The Group assesses at each balance sheet date whether there is any indication that a vessel’s value may be impaired. If any such indication exists, the Group will estimate the recoverable amount of the asset and write down the vessel to the recoverable amount through the income statement. Fluctuation in vessel values may result in impairment charges or lead the Group to be unable to dispose of vessels at a reasonable value, either of which could have a material adverse effect on the Group’s business, financial condition and result of operations.

The Group has entered into related party transactions and may enter into related party transactions in the future

The Group has entered and may in the future enter into agreements with entities belonging to the other affiliates of the Group, including those described in “Item 7. Major Shareholders and Related Party Transactions — Item 7.B. Related Party Transactions.” Although the Group believes that the transactions with its affiliates are on arm’s length terms, the Group cannot assure potential investors that conflicts of interest may not arise in the future, including in relation to, or as a result of, new business opportunities.

Risks Related to the Group’s Operations

The Group may experience operational problems that reduce revenue and increase costs

Gas carriers are complex vessels and their operation is technically challenging. Maritime transportation operations are subject to mechanical risks and problems. Operational problems, such as loss of cargo, mechanical failures and quality of bunkers supplied, may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Further, the Group relies on timely, high quality and reliable suppliers and a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade the Group’s fleet of vessels. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of the Group’s fleet. This would negatively impact the Group’s revenue and cash flows. Cost increases could also negatively impact the Group’s future operations. Any of these results could materially adversely affect the Group’s business, financial condition and operating results.

Changes in laws and regulation may have an adverse effect on the Group’s results of operations

Operations in international markets are subject to risks inherent in international business activities, including, in particular, fluctuating economic conditions, overlapping and differing tax structures, managing an organisation spread over various jurisdictions, unexpected changes in regulatory requirements and complying with a variety of foreign laws and regulations. Changes in the legislative, governmental and economic framework governing the activities of the shipping industry, could also have a material negative impact on the Group’s results of operations and financial condition. Political decisions made in the countries and regions in which the Group’s vessels operate or call may further expose the Group to political, governmental and economic instability, which could in turn materially adversely affect the Group’s business, financial condition and operating results.

Compliance with environmental laws or regulations may have an adverse effect on the Group’s results of operations

The shipping industry is affected by extensive and changing international conventions and national, state and local laws and regulations governing environmental matters in the jurisdictions in which the Group’s vessels operate or call and in the country in which such vessels are registered. In addition, legal and regulatory changes due to concerns relating to climate change, GHG restrictions, as well as vessel classification societies, may impose significant requirements on the Group’s vessels. These regulatory measures may include, for example, the adoption of cap and trade regimes, carbon taxes, increased energy efficiency standards, carbon intensity metrics for vessels and incentives or mandates for renewable energy. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining the Group’s vessels and could require the Group to install new emission controls, as well as acquire allowances, pay taxes related to the Group’s GHG emissions or administer and manage a GHG emissions programme. Regulation of vessels, particularly in the areas of safety and environmental impact, may change in the future and require the Group to incur significant capital expenditures and/or additional operating costs in order to keep the Group’s vessels in compliance. See “Item 4. Information on the Company — 4.B. Business Overview — Regulatory Overview.”

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could adversely affect the Group’s business, financial condition and operating results

The hull and machinery of every commercial vessel must be classed by a classification society authorised by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The Group’s vessels are currently enrolled with DNV, Lloyds Register, American Bureau of Shipping, Indian Register of Shipping and Nippon Kaiji Kyokai. All of the Group’s vessels have been awarded ISM certification under the International Safety Management (“ISM”) Code.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, dependent on the nature and severity of the noncompliance, the vessel may face restrictions in trading and could be required to be off-hire while the issues are remedied. This could materially adversely affect the Group’s business, financial condition and results of operation.

The Group’s operating results may be subject to seasonal fluctuations and weather conditions

The Group operates its vessels in markets that have historically exhibited seasonal variations in demand and, as a result, changes in charter hire and freight rates. In recent years, the VLGC shipping market has been subject to several seasonal drivers that have impacted earnings. These include, among other things, colder than expected temperatures in key importing regions, which in turn could result in higher demand for LPG used for heating purposes. As a result, the Group’s earnings have historically been higher during the quarters ended 31 December and 31 March and have been lower during the quarters ended 30 June and 30 September. In addition, unpredictable weather patterns tend to disrupt vessel scheduling and supplies of certain commodities. The utilisation of the Group’s vessels may be affected by sea conditions, such as currents and swell, as well as weather conditions, such as fog, winds, storms, typhoons and hurricanes. Unpredictable weather conditions could also affect the water levels of the Panama Canal water reserves, which could result in higher transit fees and longer waiting times as available transit slots become limited. If access to the Canal is restricted for vessels sailing between the United States and the Far East, this could result in elevated charter rates and, if vessels re-route, longer journey times. While the Group’s time charter agreements typically provide for uniform monthly fees over the term of the charter, to the extent any of its time charter agreements expire during relatively weaker fiscal quarters, the Group may have difficultly re- chartering those vessels at similar rates or at all. As a result, the Group may have to accept lesser rates or reduced utilisation for the Group’s vessels, which could materially adversely impact its business, financial condition and operating results.

The Group’s vessels may suffer damage and the Group may face unexpected costs and off-hire days

In the event of damage to the Group’s owned vessels, the damaged vessel would be off-hire while it is being repaired, which would decrease the Group’s revenue and cash flows, including cash available for dividends to the Group’s shareholders. In addition, the costs of vessel repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by the Group’s insurance policies, the Group may have to pay such repair costs, which would decrease the Group’s earnings and cash flows. See “Item 4. Information on the Company — 4.B. Business Overview — Insurance.” Moreover, as certain of the Group’s vessels are “sister vessels” and are built to the same specifications, any design flaw within the vessel design would be common to all “sister vessels,” such that any design flaws in “sister vessels” may result in greater repairs costs than had each of the Group’s vessels utilised different designs.

The required drydocking of the Group’s vessels could be more expensive and time consuming than originally anticipated, which could adversely affect the Group’s results of operations and cash flows

Drydockings of the Group’s owned vessels require significant capital expenditures and result in loss of revenue while such vessels are off-hire. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on the Group’s profitability and cash flows. The Group may not be able to accurately predict the time required to drydock any of its vessels or any unanticipated problems that may arise. If more than one of the Group’s vessels is required to be out of service at the same time, or if a vessel is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, the Group’s results of operations and cash flows, including cash available for dividends to its shareholders, could be materially adversely affected.

The Group may be unable to attract and retain key management personnel and other employees, which may negatively impact the effectiveness of the Group’s management and results of operations

The Group’s success depends to a significant extent upon the abilities and efforts of the Group’s management team and its ability to retain key members of the management team, including recruiting, retaining and developing skilled personnel for its business. The demand for personnel with the capabilities and experience required in the LPG and shipping industries is high, and success in attracting and retaining such employees is not guaranteed. There is intense competition for skilled personnel and there are, and may continue to be, shortages in the availability of appropriately skilled people at all levels. Shortages of qualified personnel or the Group’s inability to obtain and retain qualified personnel could have a material adverse effect on the Group’s business, results of operations, cash flow and financial condition.

The Group depends on third party managers to manage part of the Group’s fleet

The Group outsources the technical management of certain of its vessels to third-party technical managers including technical support, crewing, operation, maintenance and repair. The Group’s success depends, to a significant extent, upon the abilities and efforts of technical managers and their ability to hire and retain key personnel. The loss of technical managers’ services, their failure to perform obligations under technical management agreements and their failure to retain personnel could adversely impact the Group’s business, results of operations and financial condition. In addition, the Group might not be able to find replacement technical managers on terms as favourable as those currently in place.

A shortage of qualified officers may impact the ability to crew the Group’s vessels and increase operating costs

The Group’s LPG carriers require technically skilled officers with specialised training. Certain charterers and other customers have an officers’ requirement matrix with pre-determined standards for vessel operators. These include requirements for officers with respect to both service time and shipping sector experience. As the supply of gas carriers and LPG carriers continues to grow, the demand for such technically skilled officers has increased and is leading to a shortage of such personnel. If the Group’s technical managers are unable to employ such technically skilled officers, they will not be able to adequately staff the Group’s vessels and effectively train crews. The Group expects that crewing costs will continue to increase. A continuing or worsening deficit in the supply of technically skilled officers or an inability of the technical managers to attract and retain such qualified officers could impair the Group’s ability to operate and further increase the cost of crewing its vessels and, thus, materially adversely affect the Group’s business, financial condition and operating results.

The majority of the Group’s seagoing staff are members of labour unions and the Group may face labour disruptions that could interfere with its operations and have a material negative effect on the Group’s business, financial condition and results of operations

The Group is subject to the risk of labour disputes and adverse employee relations, and these disputes and adverse relations could disrupt the Group’s business operations and adversely affect the Group’s business, financial condition and results of operations. The majority of the Group’s seagoing staff are represented by labour unions under collective bargaining agreements in their home countries. Although the Group has not had any material problems in the past with the labour unions, the Group can give no assurance that there will not be labour disputes and/or adverse employee relations in the future.

The Maritime Labour Convention, 2006 (“MLC”) is an international labour convention adopted by the ILO, which applies to the Group’s seagoing staff. The MLC is widely known as the “seafarers’ bill of rights,” and was adopted by government, employer and worker representatives in February 2006. The MLC aims both to achieve decent work for seafarers and to secure economic interests through fair competition for quality vessel owners. The Group believes it is in compliance with the MLC but, given the recency of the binding nature of the MLC and the uncertainty around interpretation of the MLC and the local legislation that enacts it in various countries, there are risks associated with ensuring that the Group is in proper compliance with the MLC.

The Group has been and in the future may be subject to litigation that could have an adverse effect on the Group’s business

The Group has been and may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of business. The Group cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have a material adverse effect on the Group.

In addition, crew members, suppliers of goods and services, shippers of cargo and other parties may be entitled to a statutory or maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a statutory or maritime lien holder may enforce its lien by arresting or attaching a vessel. The arrest or attachment of one or more of the Group’s vessels could interrupt the Group’s business, financial condition and results of operations.

The Group relies on information technology systems and other operating systems to conduct its business, and disruption, failure or security breaches of these systems could adversely affect its business and results of operations

The Group relies on information technology (“IT”) systems in order to communicate with vessels and achieve its business objectives. The Group relies upon accepted security measures and technology such as access control systems to securely maintain confidential and proprietary information maintained on its IT systems, and market standard virus control systems. The Group’s portfolio of hardware and software products, solutions and services and its enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond its control, such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyber-attacks or other malicious software programmes. The failure or disruption of the Group’s IT systems to perform as anticipated for any reason could disrupt the Group’s business and result in decreased performance, remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on the Group’s business operations, financial performance and financial condition.

The Group’s failure to comply with data protection and privacy laws could damage its third-party relationships and exposes the Group to litigation, financial and reputational risks and potential fines

Data protection and privacy laws apply to the Group in certain countries in which it does business. For example, the EU General Data Protection Regulation (the “GDPR”) imposes penalties up to 20 million euros or up to 4% of global annual turnover, whichever is higher, for especially severe violations. The GDPR requires mandatory breach notification, the standard for which is, subject to certain variations, also followed in a number of jurisdictions outside the EU (including in Asia). Non-compliance with data protection and privacy laws could expose the Group to regulatory investigations, which could result in fines and penalties. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. The Group could also be subject to litigation from persons or corporations allegedly affected by data protection and privacy violations. Violation of data protection and privacy laws is a criminal offence in some countries, and individuals can be imprisoned or fined. Concerns about, including the adequacy of, the Group’s practices with regard to the processing or security of personal data or other data- privacy-related matters, even if unfounded, could harm and/or disrupt the Group’s business, which could have a material adverse effect on the Group’s business operations, financial performance and financial condition.

The Group may incur a loss on its chartered-in fleet should the spot market rate fall below the time chartered-in rate

As of 31 December 2024, the Group had 14 time chartered-in vessels that require a monthly payment at a fixed hire. The expiry dates for those chartered-in vessels range from 2025 to 2027. With the volatility in the spot market rate, future spot market rate earnings may be lower than the chartered-in rate, which could have a material adverse effect on the Group’s business, financial condition and results of operations.

The ageing of the fleet may result in increased operating costs in the future, which could adversely affect the Group’s business, financial condition and operating results

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As the Group’s fleet ages, the Group will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to gradual improvements in engine technology and other design features. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to the Group’s vessels and may restrict the type of activities in which the Group’s vessels may engage. Although the Group’s fleet of 29 owned vessels had an average age of 8.7 years as of 31 December 2024, the Group has no assurance that, as the Group vessels age, market conditions will justify those expenditures or enable the Group to operate its vessels profitably during the remainder of their useful lives.

Delays in deliveries of, or cost overruns in relation to, newbuilds the Group may order in the future or deliveries of vessels with significant defects could harm the Group’s operating results and lead to the termination of any related charters that may be entered into prior of their delivery

The Group does not have any contracted newbuilds as of 31 December 2024. However, the delivery of any newbuilds the Group may order or agree to acquire in the future could be subject to cost overruns or delays, which would delay the Group’s receipt of revenue under any future charters in which the Group enters into for the vessels. In addition, under the charters the Group may enter into for the newbuilds, if the Group’s delivery of a vessel to the customer is delayed, it may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenue, the Group may be responsible for additional, substantial liquidated damages. The delivery of any newbuild with substantial defects could have similar consequences.

The Group’s receipt of newbuilds could be delayed or subject to cost overruns because of many factors, including but not limited to:

●	quality, classification or engineering problems;
●	changes in governmental regulations or maritime self-regulatory organisation standards;
●	work stoppages or other labour disturbances at the shipyard;
●	bankruptcy or other financial crisis of the shipbuilder;
●	a backlog of orders at the shipyard;
●	political or economic disturbances in the locations where the vessels are being built;
●	weather interference or catastrophic event, such as a major earthquake or fire;
●	the Group’s requests for changes to the original vessel specifications;
●	shortages of or delays in the receipt of necessary construction materials, such as steel;
●	the Group’s inability to finance the purchase of the vessels; or
●	the Group’s inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, cancelled or subject to substantial cost overruns, it could have a material adverse effect on the Group’s business, financial condition and results of operation.

The Group’s financial condition may be materially adversely affected if the Group fails to successfully integrate assets or businesses acquired from third parties, or is unable to obtain financing for acquisitions on acceptable terms

The Group believes that acquisition opportunities may arise from time to time, and that any such acquisition could be significant. At any given time, discussions with one or more potential sellers may be at different stages. However, any such discussions may not result in the consummation of an acquisition transaction, and the Group may not be able to identify or complete any acquisitions or make assurances that any acquisitions the Group makes will perform as expected or that the returns from such acquisitions will support the investment required to acquire or develop them. The Group cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of the Shares.

Any future acquisitions could present a number of risks, including:

●	the risk of using management time and resources to pursue acquisitions that are not successfully completed;
●	the risk of failing to identify material problems during due diligence;
●	the risk of overpaying for assets;
●	the risk of failing to arrange financing for an acquisition as may be required or desired;
●	the risk of incorrect assumptions regarding the future results of acquired operations;
●	the risk of failing to integrate the operations or management of any acquired operations or assets successfully and timely; and
●	the risk of diversion of management’s attention from existing operations or other priorities.

In addition, the integration and consolidation of acquisitions requires substantial human, financial and other resources, including management time and attention, and may depend on the Group’s ability to retain the acquired business’ existing management and employees or recruit acceptable replacements. Ultimately, if the Group is unsuccessful in integrating any acquisitions in a timely and cost-effective manner, the Group’s results of operations, cash flow and financial condition could be materially adversely affected.

The success of Product Services’ trading activities depends in part on its ability to identify and take advantage of arbitrage opportunities

The LPG market is fragmented and periodically volatile, and as a result, discrepancies generally arise in respect of the prices at which LPG can be bought or sold in different geographic locations or time periods, taking into account the numerous relevant pricing factors, including freight and product quality. These pricing discrepancies present Product Services with arbitrage opportunities, allowing profit to be generated by sourcing and transporting LPG.

Product Services’ profitability is, in large part, dependent on its ability to identify and exploit such arbitrage opportunities. A lack of such opportunities, for example, due to a prolonged period of pricing stability in a particular market, increased levels of competition or an inability to take advantage of such opportunities when they present themselves because of, for example, a shortage of liquidity or other operational constraints, could have a material adverse effect on Product Services’ business, results of operations, financial condition and prospects.

Product Services is exposed to unrealised gains or losses with respect to its chartered-in contracts prior to utilisation of such contracts

The chartered-in contracts entered into by Product Services are accounted for at book value under IFRS 16, whereas the physical cargo contracts and derivative hedging instruments entered into by Product Services are accounted for at fair value. The difference between the fair value and the book value of the chartered-in contracts is recognised when the chartered-in contracts are utilised, i.e., with respect to the chartered-in vessels transferred to the pool operated by Shipping, when income from the pool is received by Product Services, and/or, with respect to the chartered-in vessels used by Product Services to deliver cargo, when the corresponding cargo is delivered. See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Key Factors Affecting the Group’s Results of Operations and Financial Position — Product Services.” As a result, Product Services may have unrealised gains or losses with respect to the chartered-in contracts prior to utilisation of such contracts. Recognition of losses with respect to the chartered-in contracts could have a material adverse effect on the Group’s business, financial condition and results of operation.

Product Services’ hedging strategy may not always be effective and does not require all risks to be hedged

Product Services’ trading activities involve a significant number of purchase and sale transactions. In order for Product Services to mitigate the risks in its trading activities related to LPG price fluctuations and potential losses, it has a policy, at any given time, of hedging substantially all of its trading inventory through futures and swap commodity derivative contracts, either on commodities exchanges or in the over- the-counter (“OTC”) market. Product Services also seeks to mitigate the risks related to fluctuations in freight rates by entering into hedging transactions in the exchange traded market (in addition to entering into chartered-in contracts with ship owners at fixed freight rates). In the event of disruptions in the commodity exchanges or markets on which Product Services engages in these hedging transactions, Product Services’ ability to manage these risks may be adversely affected and this could in turn have a material adverse effect on Product Services’ business, results of operations, financial condition and prospects. If any participants (for example, clearers, banks or commodity exchanges) in Product Services’ clearing activities were to become insolvent or if Product Services’ contractual relationships with those entities were to be adversely affected, Product Services’ hedging strategy could be negatively impacted, and Product Services could be at risk of recovering collateral deposited with such participants.

In addition, mark-to-market exposures in relation to hedging contracts are regularly and substantially collateralised (primarily with cash) pursuant to margining arrangements in place with such hedge counterparts. Significant increases in the price of commodities or freight costs being hedged could result in sudden large cash demands on Product Services as a result of such margining arrangements. If price increases are particularly steep and/or if they continue for a prolonged period of time, such developments could put significant pressure on Product Services’ liquidity, forcing it to either seek additional borrowings from banks to cover such additional liquidity needs, in which it may not be successful, or reduce volumes of commodities traded, which could have an adverse effect on the revenue and profitability of Product Services’ trading operations.

Product Services is exposed to fluctuations in LPG prices

Product Services is exposed to fluctuations in LPG prices in order to meet priced forward contract obligations and forward priced purchase or sale contracts. Although Product Services hedges substantially all of its trading inventory (see “— Product Services’ hedging strategy may not always be effective and does not require all risks to be hedged” above), it also may take unhedged positions within Group limits and policies, based on its understanding of market dynamics and expectation of future price and/or spread movements. Current and future LPG prices are influenced by a number of external factors, including supply and demand, speculative activities by market participants, global political and economic conditions and related industry cycles. Product Services’ inability to predict future price and/or spread movements could have a material adverse effect on Product Services’ business, results of operations, financial condition and prospects.

Product Services is reliant on third-party suppliers to source LPG purchased by its trading desk

Product Services purchases all of LPG sourced by its trading desk from third party suppliers. The supply agreements between such third-party suppliers and Product Services range from spot sale contracts to long-term supply contracts. While there is no obligation on the part of either party to renew the contracts, Product Services has generally been successful in renewing or replacing its supply agreements on commercially acceptable terms. Product Services’ inability to renew or replace these agreements on commercially acceptable terms could have an adverse effect on Product Services’ business, results of operations, financial condition and prospects.

Product Services is exposed to both price and supply risks in respect of LPG sourced from third parties. Any increases in Product Services’ purchase price relative to the price at which it sells LPG could adversely affect Product Services’ net income. Product Services’ business, results of operations, financial condition and prospects could be materially adversely impacted if it is unable to continue to source required volumes of LPG from its suppliers on reasonable terms or at all.

A loss of a major tax dispute or a successful tax challenge to the Group’s operating structure or to the Group’s tax payments, among other things could result in a higher tax rate on the Group’s earnings, which could result in a significant negative impact on its earnings and cash flows from operations

From time to time, the Group’s tax payments may be subject to review or investigations by tax authorities of the jurisdictions in which the Group operates or in which its vessels call or have called (including but not limited to Algeria, Angola, Bangladesh, Belgium, Brazil, Canada, China, Finland, India, Indonesia, Japan, South Korea, Kuwait, Malaysia, Morocco, Netherlands, Nigeria, Qatar, Saudi Arabia, Spain, Sweden, Taiwan, Turkey, UAE, the United States and Vietnam). If any tax authority successfully challenges the Group’s operational structure, intercompany pricing policies or the taxable presence of its subsidiaries in certain countries, or if the Group loses a material tax dispute in any country or any tax challenge of the Group’s tax payments is successful, its effective tax rate on its earnings could increase substantially and the Group’s earnings and cash flows from operations could be materially adversely affected. There are, for instance, several transactions taking place between the companies in the Group and related companies, which must be carried out in accordance with arm’s length principles in order to avoid adverse tax consequences. There can be no assurance that the tax authorities will conclude that the Group’s transfer pricing policy calculates correct arm’s length prices for intercompany transactions, which could lead to an adjustment of the agreed price, which would in turn lead to increased tax cost for the Group.

A change in tax laws of any country in which the Group operates or its vessels call from time to time, or complex tax laws associated with international operations which the Group may undertake from time to time, could result in a higher tax expense or a higher effective tax rate on the Group’s earnings

The Group will from time to time conduct operations through various subsidiaries in countries throughout the world. Tax laws and regulations are highly complex and subject to interpretation and change, including changes in interpretation that may have retrospective effect.

For example, further to Action 1 of the base erosion and profit shifting (“BEPS”) project, the G20/OECD Inclusive Framework spearheaded a project seeking to address tax challenges arising from digitalization of the economy and proposing fundamental changes to the international tax system that is commonly referred to as “BEPS 2.0” and that is divided into two “pillars” of issues. Pillar One proposes certain reallocations of taxing rights between jurisdictions, and Pillar Two proposes a minimum effective tax rate of 15% and global anti-base erosion rules. The implementation of the Pillar One and Pillar Two proposals was scheduled for 2023 or as soon as possible thereafter and requires transposition into the national tax laws of participating jurisdictions. In the OECD statement of 8 October 2021, an implementation plan on BEPS 2.0 was agreed. On 20 December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two. On 14 December 2022, the Council of the EU adopted a directive to implement Pillar Two at EU level to be transposed into member states’ national laws by the end of 2023. Pillar Two was also implemented into national tax laws of many other jurisdictions or is currently being implemented. By contrast, the timeline for the implementation of Pillar One remains uncertain. Furthermore, sector-specific exclusions from Pillar Two have been proposed, including for international shipping income and qualified ancillary international shipping income (each as defined in the OECD rules as implemented in local jurisdictions and provided the exemption requirements are met).

The Group currently takes the view that it is in scope of Pillar Two and expects to be required to file Pillar Two tax returns and pay Pillar Two taxes where applicable, noting that for international shipping income earned in the Group, the Group generally expects to be able to rely on the related exemption from Pillar Two. It cannot be excluded, depending on the implementation and interpretation of Pillar Two in the jurisdictions in which we owe taxes, that the Group owes additional tax or that tax authorities take a different view resulting in additional tax, and our effective tax rates could increase. There is also uncertainty regarding the scope and manner of the reporting by shipping companies pursuant to the Pillar Two rules.

US tax authorities could treat the Company as a “passive foreign investment company,” which could have adverse US federal income tax consequences to US shareholders

A foreign corporation will be treated as a PFIC, for US federal income tax purposes if either (i) at least 75% of its gross income for any taxable year consists of certain types of passive income or (ii) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services generally does not constitute passive income. By contrast, rental income would generally constitute “passive income” unless it is treated under specific rules as being derived in the active conduct of a trade or business. US shareholders of a PFIC are subject to a disadvantageous US federal income tax regime with respect to the distributions they receive from the PFIC and any gain they derive from the sale or other disposition of their shares in the PFIC.

Based on the Financial Statements and relevant market and shareholder data, the Group believes that the Company was not treated as a PFIC for US federal income tax purposes with respect to its prior 2024 or 2023 taxable years. In addition, based on the Financial Statements and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not anticipate the Company becoming a PFIC for its current taxable year or in the foreseeable future. Although there is no legal authority directly on point, the Group’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the Group’s time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, the Group believes that such income does not constitute passive income, and the assets that it owns and operates in connection with the production of such income, in particular, the vessels, do not constitute assets that produce or are held for the production of passive income for purposes of determining whether the Company is a PFIC.

Although there is no direct legal authority under the PFIC rules addressing the Group’s method of operation, the Group believes there is substantial legal authority supporting its position consisting of case law and IRS, pronouncements concerning the characterisation of income derived from time charters, bareboat charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterises time charter income as rental income rather than services income for other tax purposes. In a 2010 action on decision, the IRS has stated that it intends to treat time charters as producing services income for PFIC purposes, but such statement cannot be relied upon or otherwise cited as precedent by taxpayers. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with the Group’s position. In addition, whether the Company is a PFIC is a factual determination made annually after the close of the Company’s taxable year, and the Company’s status could change depending, among other things, upon changes in the composition of the Company’s gross income and the relative quarterly average value of the Company’s assets. Accordingly, there can be no assurance that the Company will not be a PFIC for any taxable year.

If the IRS were to successfully assert that the Company is or has been a PFIC for any taxable year, the Company’s US shareholders will face adverse US federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under Item 10. Additional Information — 10.E. Taxation), such shareholders would be liable to pay US federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the Company’s shares, as if the excess distribution or gain had been recognised rateably over the shareholder’s holding period of the Company’s shares. See “Item 10. Additional Information — 10.E. Taxation” for a more comprehensive discussion of the US federal income tax consequences to US shareholders if the Company is treated as a PFIC.

The Group may have to pay tax on US source income, which would reduce the Group’s earnings

Under the Code, 50% of the gross shipping income of a non-US corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% US federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

The Group expects that all of its shipping income will qualify for this statutory tax exemption with respect to the Group companies’ current taxable years. No assurance can be provided, however, that this will be the case, or, that it will remain the case with respect to future taxable years.

If any of the Group companies are not entitled to exemption under Section 883 of the Code for any taxable year, the Company, or such Group companies, could be subject during those years to an effective 2% US federal income tax on gross shipping income derived during such a year that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. Any imposition of this tax may have a negative effect on the Group’s business and may limit the Company’s ability to pay dividends to its shareholders. See “Item 10. Additional Information — 10.E. Taxation.”

The Group is a holding company and is dependent upon cash flow from subsidiaries to meet its obligations and in order to pay dividends to its shareholders

The Group currently conducts its operations through, and most of the Group’s assets are owned by, the Group’s subsidiaries. As such, the cash that the Group obtains from its subsidiaries is the principal source of funds necessary to meet its obligations. Contractual provisions or laws, including laws or regulations related to the repatriation of foreign earnings, as well as the Group’s subsidiaries’ financial condition, operating requirements, restrictive covenants in its debt arrangements and debt requirements, may limit the Group’s ability to obtain cash from subsidiaries or joint ventures that it requires to pay its expenses or meet its current or future debt service obligations or to pay dividends to its shareholders.

The inability to transfer cash from the Group’s subsidiaries or joint ventures may mean that, even though the Group may have sufficient resources on a consolidated basis to meet its obligations or to pay dividends to its shareholders, the Group may not be permitted to make the necessary transfers from its subsidiaries or joint ventures to meet such obligations or to pay dividends to its shareholders. Likewise, the Group may not be able to make necessary transfers from its subsidiaries in order to provide funds for the payment of its liabilities or obligations, for which the Group is or may become responsible under the terms of the governing agreements of the Group’s indebtedness. A payment default by the Group or any of the Group’s subsidiaries on any debt instrument would have a material adverse effect on the Group’s business, results of operations, cash flow and financial condition.

Risks Related to Financing and Market Risk

In order to execute the Group’s strategy, the Group may require additional capital in the future, which may not be available

The Group’s business segments are capital intensive and, to the extent the Group does not generate sufficient cash from operations, the Group may need to raise additional funds through debt or additional equity financings to execute the Group’s strategy and to fund capital expenditures. Adequate sources of capital funding may not be available when needed or may not be available on favourable terms. The Group’s ability to obtain such additional capital or financing will depend in part upon prevailing market conditions as well as conditions of its business and its operating results, and those factors may affect its efforts to arrange additional financing on satisfactory terms. If the Group raises additional funds by issuing additional shares or other equity or equity-linked securities, it may result in a dilution of the holdings of existing shareholders. If funding is insufficient at any time in the future, the Group may be unable to fund maintenance requirements and acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could materially adversely impact the Group’s results of operations, cash flow and financial condition.

The Group is exposed to volatility in SOFR, which has only been published since April 2018

Due to the phase out of the LIBOR as a benchmark for floating rate loans entered into after 2021, the Group amended its LIBOR based financing arrangements to be based on SOFR in 2022 and 2023. Changes in SOFR could affect the amount of interest payable on the Group’s debt, and, in turn, could have an adverse effect on the Group’s earnings and cash flow. Until recent years, global interest rates, including SOFR, have been at relatively low levels, but they have risen recently and may continue to rise in the future. SOFR has only been published by the Federal Reserve since April 2018, and therefore there is limited history with which to assess how changes in SOFR rates may differ from other rates during different macroeconomic and monetary policy conditions.

Derivative contracts used to hedge the Group’s exposure to fluctuations in interest rates could result in reductions in its shareholder’s equity as well as charges against its profit

As of 31 December 2024, the Group had interest rate swaps with total notional principal amounting to US$179.1 million. Interest rate swaps are transacted to hedge interest rate risk on bank borrowings. After taking into account the effects of these contracts, for part of the bank borrowings, the Group effectively pays fixed interest rates ranging from 1.79% per annum to 2.85% per annum and receives a variable rate determined by SOFR fixing plus the applicable credit adjustment spread. Hedge accounting is adopted by the Group for these contracts. However, the hedging arrangements contained in such contracts could result in reductions in the Group’s shareholder’s equity, as well as charges against its profit and consequently have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

Covenants in the Group’s existing credit facilities impose, and any future debt facilities may impose, financial and other restrictions on the Group that may limit the Group’s ability to operate the business, incur additional indebtedness or constrain its ability to pay dividends

The Group’s existing credit facilities impose, and any future debt facilities may impose, operating and financial restrictions on the Group. The financial covenants and restrictions in the Group’s existing credit facilities and any future debt facilities may place limits on or constrain the Group’s ability to, among other things:

●	pay dividends, to the extent that dividend payments decrease the Group’s liquidity, cash and cash equivalents and adjusted equity below the levels required under covenants included in its credit facilities;
●	incur additional indebtedness, including through the issuance of guarantees;
●	create liens on the Group’s assets;
●	sell its vessels;
●	merge or consolidate with, or transfer all or substantially all of the Group’s assets to, another person;
●	change the flag, class or management of the Group’s vessels; and
●	enter into a new line of business.

The facilities require the Group to maintain various financial ratios. These include requirements that the Group maintain (i) specified minimum ratios of adjusted equity1 to total assets, (ii) specified levels of cash and cash equivalents and available credit lines, (iii) specified minimum amount of adjusted equity and (iv) specified levels of collateral coverage. In addition, vessel values may fluctuate substantially which could impact the Group’s compliance with the covenants in the Group’s loan agreements. The failure to comply with such covenants would cause an event of default that could materially adversely affect the Group’s business, financial condition and operating results. See “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Financial Covenants.”

Because of these covenants, the Group may need to seek permission from its lenders in order to engage in certain corporate activities. The Group’s lenders’ interests may be different from the Group’s, and the Group cannot guarantee that it will be able to obtain its lenders’ permission when needed. This may limit or constrain the Group’s ability to finance its future operations, make acquisitions or pursue business opportunities, or pay dividends to its shareholders.

1Adjusted equity is the total equity of the Group, as adjusted by replacing the vessels’ book value with their market value.

Debt levels could limit the Group’s flexibility to obtain additional financing and pursue other business opportunities

The Group may incur additional indebtedness in the future as it expands its business. This level of debt could have important consequences to the Group, including the following:

●	the Group’s ability to obtain additional financing for working capital, capital expenditures, vessel acquisitions or other purposes may be impaired or such financing may be unavailable on favourable terms;
●	the Group’s costs of borrowing could increase as it becomes more leveraged;
●	the Group may need to use a substantial portion of its cash from operations to make principal and interest payments on its debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to its shareholders;
●	the Group’s debt level could make it more vulnerable than its competitors with less debt to competitive pressures, a downturn in its business or the economy generally; and
●	the Group’s debt level may limit its flexibility in responding to changing business and economic conditions.

The Group’s ability to service its debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions as well as financial, business, regulatory and other factors, some of which are beyond its control. If the Group’s operating income is not sufficient to service its current or future indebtedness, the Group will be forced to take action such as reducing or delaying its business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing its debt or seeking additional equity capital. The Group may not be able to effect any of these remedies on satisfactory terms, or at all.

Risks Related to the Shares

The requirements of being a public company listed in the United States, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain the Group’s resources, increase the Group’s costs and distract management, and the Group may be unable to comply with these requirements in a timely or cost-effective manner

As a public company listed in the United States, the Group needs to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC, including filing annual financial statements, and the requirements of the NYSE. Being a public company listed in the United States requires a significant commitment of resources and management oversight that has increased, and may continue to increase, the Group’s costs and might place a strain on the Group’s systems and resources. Such costs could have a material adverse effect on the Group’s business, financial condition and results of operations.

Moreover, diverging disclosure and financial reporting regulations in the United States and Norway increase the complexity and costs of compliance. In particular, increasing uncertainty and regulatory divergence between different jurisdictions relating to climate risk may result in potential inconsistencies in reporting by the Company in the Unites States and in Norway, add complexity and increase costs for compliance against varying regulatory expectations whilst also making it difficult for the Company to effectively and consistently manage stakeholder expectations and climate risks across its markets.

Furthermore, while the Group generally must comply with Section 404 for its fiscal year ending 31 December 2024, the Group is not required to have its independent registered public accounting firm attest to the effectiveness of the Group’s internal control over financial reporting until its second annual report. Accordingly, the Group is not required to have its independent registered public accounting firm attest to the effectiveness of its internal control over financial reporting until as late as its annual report for the fiscal year ending 31 December 2025. Once it is required to do so, the Group’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which the Group’s internal control over financial reporting is documented, designed, operated or reviewed or that discloses a material weakness identified by the Group’s management in its internal control over financial reporting. Compliance with these requirements may strain the Group’s resources, increase its costs and distract management, and the Group may be unable to comply with these requirements in a timely or cost-effective manner. See “— The management of the Group has identified material weaknesses in the Group’s internal control over financial reporting that could, if not remediated, result in material misstatements in the Group’s financial statements. If the Group fails to maintain an effective system of internal control over financial reporting, the Group may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in the Group’s financial and other public reporting, which would harm the Group’s business and the trading price of the Shares.”

The management of the Group has identified material weaknesses in the Group’s internal control over financial reporting that could, if not remediated, result in material misstatements in the Group’s financial statements. If the Group fails to maintain an effective system of internal control over financial reporting, the Group may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in the Group’s financial and other public reporting, which would harm the Group’s business and the trading price of the Shares

The Group is subject to Section 404, which requires that the Group include a report from its management on the Group’s internal control over financial reporting in its second annual report on Form 20-F. In addition, the Group’s independent registered public accounting firm must attest to and report on the effectiveness of the Group’s internal control over financial reporting in the Group’s second annual report on Form 20-F.

As described in the Group’s registration statement on Form 20-F filed with the SEC on 8 April 2024, the Group’s management identified a material weakness in the Group’s internal control over financial reporting, related to not having a sufficient number of personnel with an appropriate level of knowledge of the reporting requirements under SEC rules, experience and training in internal controls over financial reporting under Section 404 and related SEC rules to operate the period-end financial reporting controls.

In 2024, the Group implemented a plan, with the support of advisors and under the supervision of the Chief Executive Officer, the Chief Financial Officer and the Audit Committee to ensure compliance with Section 404 and remediate the aforementioned material weakness. In executing the plan, the Group’s management identified an additional material weakness with respect to the sufficiency of information technology controls and documentation. The plan to remediate these material weaknesses includes (i) establishing and initiating a formal process to evaluate the design and implementation of the Group’s internal controls over financial reporting, (ii) designing and implementing controls based on that evaluation, and (iii) performing a resource and skills gap analysis within the Group’s existing finance organisation and recruiting more qualified personnel equipped with relevant experience and qualifications to strengthen the financial reporting function.

The Group’s management continues to work closely with its advisors to assess the design and operating effectiveness of the internal controls over financial reporting and to provide necessary training for the organisation to ensure compliance with Section 404. However, as the Group is not required to include a report from management on the Group’s internal control over financial reporting until the second annual report on Form 20-F, neither the Group nor its independent registered public accounting firm has undertaken a comprehensive assessment of the Group’s internal control over financial reporting under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in the Group’s internal control over financial reporting.

Accordingly, the Group cannot assure you that the Group has identified all, or that we will not in the future have additional material weaknesses. Material weaknesses may still exist when we report in the future on the effectiveness of the Group’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

If the Group fails to successfully and timely remediate the material weaknesses identified and/or to achieve and maintain an effective internal control environment to meet the standards under Section 404, as these standards are modified, supplemented, or amended from time to time, the Group’s management may not be able to conclude on an ongoing basis that the Group has effective internal control over financial reporting in accordance with Section 404, meet the Group’s reporting obligations, avoid material misstatements in the Group’s financial statements or anticipate and identify accounting issues or other financial reporting risks that could materially impact the Group’s consolidated financial statements, and which could cause shareholders to lose confidence in the Group’s reported financial information. This could in turn limit the Group’s access to capital markets and lead to a decline in the trading price of the Shares. Additionally, ineffective internal control over financial reporting pursuant to Section 404 could expose the Group to increased risk of fraud or misuse of corporate assets and ultimately, potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions, which could harm the Group’s business and financial condition, and which would require additional financial and management resources. The Group may also be required to restate its financial statements from prior periods.

As a foreign private issuer, the Group is not subject to the same disclosure and procedural requirements as domestic US registrants and the Group is permitted to rely on exemptions from certain NYSE corporate governance requirements, which may afford less protection to the Group’s shareholders

As a foreign private issuer, the Group is not subject to the same disclosure and procedural requirements as domestic US registrants under the Exchange Act. For instance, the Group is not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act, the Group is not subject to the proxy requirements under Section 14 of the Exchange Act, and the Group is not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a foreign private issuer listed on the NYSE, the Group is permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements. The home country practices may afford less protection to shareholders than would be available to the shareholders of a US corporation. If the Group loses its foreign private issuer status, the Group would be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and the Group would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

BW Group is the largest shareholder of the Group and has significant voting power and the ability to influence matters requiring shareholder approval

As of 31 December 2024, BW Group was the largest shareholder of the Group holding approximately 31.94% of the outstanding Shares. Accordingly, BW Group has the ability to significantly influence the outcome of matters submitted for the vote of the Group’s shareholders, including the election of members of the Board of Directors. BW Group will also have the right to designate members to the Board of Directors pursuant to a shareholder rights agreement that the Company and BW Group have entered into (the “Shareholder Rights Agreement”) (see “Item 10. Additional Information — 10.C. Material Contracts — Shareholder Rights Agreement”). BW Group is a privately held company wholly owned by Sohmen family interests. Andreas Sohmen-Pao, the Chairman of the Company, is also the Chairman of BW Group and a member of the Sohmen family, which indirectly wholly owns BW Group. The commercial goals of BW Group as a shareholder, and those of the Group, may not always be aligned and this concentration of ownership may not always be in the best interest of the Group’s other shareholders. For example, BW Group could delay, defer or prevent a change of control, impede a merger, deny a potential future equity offering, amalgamation, consolidation, takeover or other business combinations involving the Group, or discourage a potential acquirer from attempting to obtain control of the Group. In addition, certain of the Group’s agreements require either BW Group to continue holding certain percentages of shareholdings in the Group or Sohmen family interests to continue holding certain percentages of shareholdings in the BW Group. For example, pursuant to the change of control provisions in all of the Group’s secured term loan facilities and revolving credit facilities, if Sohmen family interests cease to hold more than 50% of BW Group or if BW Group ceases to hold more than 20% of the Company or if any other person takes control of the Company, the facility agreements must be cancelled and repaid in full. Although it is expected that BW Group will remain the major shareholder of the Group after the Listing, and the Sohmen family will remain indirectly the sole shareholder of BW Group, no assurance can be given that this will continue on a permanent basis. If BW Group no longer were a major shareholder of the Group (or if the Sohmen family no longer holds a controlling interest in BW Group), or if its commercial goals were not in the best interest of the Group, this could have a material adverse effect on the market value of the Shares.

The price of the Shares may fluctuate significantly

The trading price of the Shares could fluctuate significantly in response to a number of factors beyond the Group’s control, including, but not limited to, quarterly variations in operating results, adverse business developments, changes in financial estimates and investment recommendations or ratings by securities analysts or any other risk discussed herein materialising or the anticipation of such risk materialising.

In recent years, the global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in the shipping industry. Those changes may occur without regard to the operating performance of these companies. The price of the Shares may therefore fluctuate based upon factors that have little or nothing to do with the Group, and these fluctuations may materially affect the price of the Shares.

Future issuances of Shares or other securities may dilute the holdings of shareholders and could materially affect the price of the Shares

It is possible that the Group may in the future decide to offer additional Shares or other securities in order to finance new capital-intensive projects, in connection with unanticipated liabilities or expenses or for any other purposes. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group.” There can be no assurance the Group will not decide to conduct further offerings of securities in the future. Depending on the structure of any future offering, certain existing shareholders may not be able to purchase additional equity securities. If the Group raises additional funds by issuing additional equity securities, holdings and voting interests of existing shareholders may be diluted.

Future sales, or the possibility for future sales, including by BW Group, of substantial numbers of Shares may affect the Shares’ market price

The Group cannot predict what effect, if any, future sales of the Shares, or the availability of Shares for future sales, will have on their market price. Sales of substantial amounts of the Shares in the public market following the Listing, including by BW Group (which, as of 31 December 2024, held approximately 31.94% of the outstanding Shares), or the perception that such sales could occur, may adversely affect the market price of the Shares, making it more difficult for holders to sell their Shares or the Group to sell equity securities in the future at a time and price that they deem appropriate.

Investors with Shares registered in a nominee account will need to exercise voting rights through their nominee

Beneficial owners of Shares that are registered in a nominee account (such as through brokers, dealers or other third parties) with the Depository Trust Company (“DTC”) and the Norwegian Central Securities Depositary, Euronext Securities Oslo will not be able to exercise voting rights directly, and they will need to receive the voting materials and provide instructions through their nominee prior to the general meetings. The Group can provide no assurance that beneficial owners of Shares will receive the notice of a general meeting in time to instruct their nominees accordingly or otherwise vote their Shares in the manner desired by such beneficial owners.

The Group may be unwilling or unable to pay any dividends in the future

The Company intends to provide a quarterly dividend payout, subject to the discretion of the Board of Directors and the profits of the Company. As a guideline for declaring dividends, the Board of Directors generally aims for an annual payout ratio of 50% of Shipping’s Net Profit After Tax (“Shipping NPAT”), which may be enhanced to 75% and 100% of Shipping NPAT when the net leverage ratio is below 30% and 20%, respectively. The declaration and payment of dividends is subject to the discretion of the Board of Directors and the profits of the Company, and the final amount of any dividends is determined by the Board of Directors. The Board of Directors may adjust the dividend payout for extraordinary items, such as vessel impairment or write-backs of impairment) and may also consider other factors in determining the payment and amount of any dividends, such as the following:

●	BW LPG Product Services Pte. Ltd.’s performance, as measured by, among other things, the amount of dividends distributed by BW LPG Product Services Pte. Ltd. to the Company;
●	the Group’s capital expenditure plans; and

●	the Group’s financing requirements, financial flexibility, and anticipated cash flows of the business.

Accordingly, the amount of dividends paid by the Group, if any, for a given financial period, will depend on, among other things, the Group’s future operating results, cash flows, financial position, capital expenditure plans, the sufficiency of its distributable reserves, the ability of the Group’s subsidiaries to pay dividends to the Group, credit terms, general economic conditions, legal restrictions (as set out in “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy”) and other factors that the Group may deem to be significant from time to time. There can be no assurance that the Board of Directors will declare a dividend payment in any period.

ITEM 4.INFORMATION ON THE COMPANY

4.A.HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

The Company’s legal name is “BW LPG Limited.” The Company is a public company limited by shares. The principal legislation under which the Company operates is the Singapore Companies Act and regulations made thereunder.

The Company was incorporated in Bermuda on 21 August 2008 and redomiciled to Singapore on 1 July 2024, with its registered office at 10 Pasir Panjang Road, #17-02, Mapletree Business City, Singapore, 117438. The telephone number of the Company’s Singapore office is +65 6705 5588. The website of the Company is www.bwlpg.com. The information on the Company’s website does not form part of this annual report.

The Shares are traded on the OSE under the ticker symbol “BWLPG” and on the NYSE under the ticker symbol “BWLP.”

BW LPG is a leading owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of December 2024 (source: Clarksons, March 2025). BW LPG currently operates two segments: Shipping and Product Services. See “Item 4. Information on the Company — 4.B. Business Overview — Operating Segments” for more detail.

Equiniti Trust Company, LLC, located at 6201 15th Avenue, Brooklyn, NY 11219, serves as the Company’s transfer agent and registrar.

History and Development of the Group

The origin of the Group dates back to 1935 when Mr Sigval Bergesen d.y. established Sig. Bergesen d.y. & Co, a tanker business in Stavanger, Norway. In 1978, Sig. Bergesen d.y. & Co entered the gas transportation business with the acquisition of six LPG vessels. The company continued to grow in the 1980s to become a major operator of large LPG carriers, and in 1986, Bergesen d.y. ASA (“Bergesen”) became the holding company of the family’s various shipping businesses.

In April 2003, Sohmen family interests acquired a majority of the shares of Bergesen. Bergesen, together with the Sohmen family’s World-Wide Shipping, reorganised to form Bergesen Worldwide in 2004, and in 2005, the business was re-branded as BW.

The next decade was a period of rapid expansion with investments of over US$1 billion which included the acquisition of several modern second-hand vessels, including a 10-vessel VLGC fleet from Maersk Tankers, and contracts for four newbuilds from Korea.

In 2013, to prepare the LPG business of the BW Group for an IPO, the LPG business was reorganised with the Company becoming the parent company of the listed group. As part of the reorganisation, all assets and liabilities relevant to the continuing LPG business of the BW Group were transferred into subsidiaries of the Company. In November 2013, the Company was listed on the OSE, and it raised approximately US$280 million of new capital.

The BW Group remained the largest shareholder of the Company following completion of the IPO in 2013. Today, the BW Group is a global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. The BW Group manages a fleet of over 450 vessels that transport oil, gas and dry commodities, including approximately 200 LNG and LPG ships across its various affiliates. In the renewable energy space, the BW Group has investments in solar, wind, batteries, biofuels and water treatment.

In 2016, BW LPG acquired Aurora LPG, and in 2017, BW LPG and Global United Shipping India Private Limited established a joint venture in India in which the parties each owned 50%. The purpose of the new joint venture (“BW India”) was to own and operate gas carriers for the transportation of LPG within Indian waters. As part of the establishment of the joint venture, BW LPG sold two of its vessels, BW Boss and BW Energy, to BW India.

In 2018, BW LPG announced plans to retrofit four of its VLGCs with LPG dual-fuel propulsion technology. In 2019, it launched Product Services to offer customers a fully integrated product delivery service. See “Item 4. Information on the Company — 4.B. Business Overview — Product Services” for more detail on Product Services.

In 2020, the world’s first VLGC powered by LPG, BW Gemini, was re-delivered to BW LPG. Over approximately four months during the vessel’s scheduled drydocking, BW Gemini was retrofitted with LPG dual-fuel propulsion engines. In 2020, BW LPG committed a further 11 VLGCs for retrofitting for a total investment of approximately US$130 million. During 2020, BW LPG transferred two additional vessels, BW Birch and BW Cedar, to BW India.

In 2021, BW LPG increased its equity share in BW India from 50% to 88%. Over the course of 2021, the Group transferred five additional VLGCs to BW India, including BW Elm, BW Pine, BW Oak, BW Tyr and BW Lord. As a result, BW India became India’s largest owner and operator of VLGCs by total fleet capacity, and remains such as of November 2023 (source: Reshamwala Shipbrokers, “Outlook on India’s LPG Trade” dated November 2023). During 2020 and 2021, 12 LPG-powered VLGCs out of the previously committed 15 VLGCs were re-delivered to BW LPG. Over the course of 2021, BW LPG sold five vessels to new owners for further trading: BW Empress in April, BW Confidence in July, BW Boss and BW Energy in August, and BW Sakura in December. In total, these divestitures generated over US$143 million in proceeds and a net book gain of US$23 million in the year ended 31 December 2021.

2022 marked the year all 15 of the Group’s retrofitted LPG-powered VLGCs were on water, with the final three VLGCs re-delivered between April and May.

In January 2022 and May 2022, an external investor subscribed for US$50 million and US$30 million of new shares in BW India, representing 31.9% and 9.2% equity interest respectively. Following these transactions, the Group owned approximately 52.4% in BW India as of 31 December 2023. In 2022, the Group further expanded the fleet of BW India by transferring BW Loyalty. Over the course of 2022, the Group sold four vessels to new owners for further trading: BW Niigata in February, BW Trader in March, BW Liberty in May and BW Prince in October. In total, these divestitures generated over US$134 million in proceeds and a net book gain of US$21 million in the year ended 31 December 2022.

In November 2022, BW LPG completed the acquisition of the LPG trading operations from Vilma Oil for a total consideration of US$53 million in order to expand Product Services.

In 2023, BW LPG sold BW Austria, BW Odin and BW Thor, generating US$168 million in proceeds and a net book gain of US$42 million in the year ended 31 December 2023. BW Messina was re-delivered to BW LPG in May 2023 and BW Kyoto in November 2023, following the exercise of the purchase options under the relevant time charter agreements in February 2023 and December 2022, respectively.

On 30 November 2023, the Group signed a joint venture agreement with Confidence Petroleum India Limited (“Confidence”) and committed to invest approximately US$40 million in Confidence and in an LPG onshore import terminal. See “Item 4. Information on the Company — 4.B. Business Overview — Infrastructure Projects.”

On 29 February 2024, BW LPG sold BW Princess generating US$64.7 million in proceeds.

On 23 April 2024, BW LPG obtained approval from the NYSE for the listing of the Company’s common shares, in addition to its existing listing on the OSE. The Company’s common shares commenced trading on the NYSE on 29 April 2024, under the ticker symbol “BWLP”.

In May 2024, BW LPG, via its subsidiary BW Product Services, concluded a multi-year contract with a key US producer to increase cargo volume in the US Gulf. This contract is expected to enhance shipping and cargo trading flexibility from 2025 to 2029.

On 1 July 2024, BW LPG officially incorporated in Singapore after successfully completing its redomiciliation process from its original domicile in Bermuda.

In August 2024, the Group entered into agreements to acquire 12 VLGCs from Avance Gas for a total consideration of US$1,050 million. All vessels were successfully delivered before the end of 2024. This acquisition has increased the Group’s owned fleet by more than 40%. By acquiring ships already on the water, the fleet expansion provided immediate commercial scale and operational leverage, contributing to revenue generation in a healthy rate environment. Additionally, this fleet acquisition contributes to fleet renewal and further solidifies the Group’s position as the world’s leading owner and operator of VLGCs, with the largest number of LPG dual-fuel powered vessels.

The Group’s capital expenditures, comprising expenditures for drydockings and other vessel maintenance, retrofitting of dual-fuel LPG propulsion engines and purchases of second-hand vessels, amounted to US$1,064 million, US$116 million and US$46 million for the years ended 31 December 2024, 2023 and 2022, respectively.

4.B.BUSINESS OVERVIEW

Market Overview

The VLGC market in 2024 experienced significant fluctuations, driven by a combination of weather events, geopolitical factors and normalized Panama Canal transits.

The year began on a strong note, with spot rates for the US Gulf – Far East route exceeding US$120,000 per day in January. However, cold weather in the US temporarily curtailed LPG production and exports, causing spot rates to drop sharply to OPEX levels, at the same time as Panama Canal transits started to increase. From mid-February to June, spot rates rebounded as US LPG production improved, and spot cargoes were again fixed at above seasonal-average rates.

VLGC spot rates, Middle East – Far East & US Gulf – Far East

140
120
100
80
60
40
20
0
USD '000 per day
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Middle East - Far East
US Gulf - Far East

Source: Internal analysis

In early June, the Panama Canal Authority announced an increase in maximum allowed draft and additional slots for transits as water levels in Lake Gatun normalized. This reduced fleet inefficiencies, as fewer VLGCs opted for the longer route around the Cape of Good Hope. Despite this, the market remained robust, with export volumes on VLGCs out of North America growing by 5.6% in 2024 compared to 2023.

North American LPG exports, 2024 vs 2023 (VLGC only)

6.0
5.0
4.0
3.0
2.0
1.0
0.0
Million tons
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2023
2024

Source: Vortexa

July marked a turning point as Hurricane Beryl caused widespread damage in Texas, negatively impacting LPG cargo availability and spot rates. While export volumes rebounded in August, an unscheduled terminal closure in September due to chilling capacity issues further constrained VLGC loadings. By November, all major US Gulf Coast export terminals were operating at full capacity, supporting a strong finish to the year.

In the Middle East, export volumes were less dynamic. OPEC+ production cuts and maintenance activities led to no year-on-year growth in the first half of the year and ended the year with 1.9% growth compared to 2023. Despite these challenges, new gas projects in Qatar and the UAE are expected to drive mid-single-digit export growth over the coming years.

Middle East LPG exports, 2024 vs 2023 (VLGC only)

4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Million tons
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2023
2024

Source: Vortexa

Asia continues to grow, supporting demand for long-haul shipping of LPG. Strong demand from China, where Propane Dehydrogenation (“PDH”) plants operated at high run rates and LPG imports hit an all-time high in June, contributed to a wide US–Far East arbitrage, benefiting the VLGC market. This demand is expected to grow further, supported by the planned addition of five to six new PDH plants by 2026. India is a retail-driven market, with government initiatives and infrastructure enhancements increasing access to LPG.

Seaborne import forecasts, China, India & South-East Asia

Source: NGLS

India accounts for about 47% of the Middle East’s export volumes, making the Far East more reliant on US exports. There is solid support for LPG imports in South-East Asia, with 29% of these imports currently originating from the US. Total imports are expected to grow by 23% from 2024 to 2027.

Fleet overview

The fleet continued its expansion, with 22 new VLGCs delivered in 2024, with the total fleet count at year end at 400. With only 13 more VLGCs scheduled for delivery in 2025 and established shipbuilders indicating that new orders will not be delivered before 2027, the near-term fleet growth remains limited. Nearly all VLGC new buildings can carry ammonia, often leading to their designation as VLACs (Very Large Ammonia Carriers). However, until the ammonia trade develops for VLGCs, the new ships are all expected to be employed in the LPG trade.

VLGC fleet summary

50
40
30
20
10
0
141
141
143
156
164
199
241
260
265
282
303
321
338
378
400
413
439
484
497
9
3
2
13
8
35
44
21
10
17
21
18
17
40
22
13
26
45
13
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
Delivered VLGCs
VLGCs on orderbook
VLGC count at year end

Source: Internal analysis

Key Highlights

BW LPG is a leading owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of December 2024 (source: Clarksons, January 2025). As of 31 December 2024, the Group owned and/or operated a fleet of 55 vessels, including 53 operated VLGCs (of which 29 were owned), two LGCs time chartered-in by Product Services and eight VLGCs owned by BW India. 22 out of 55 vessels have LPG dual-fuel propulsion technology onboard. The Group’s fleet operates globally, with a current total carrying capacity of over 4 million CBM as of 31 December 2024.

As further described in “— Shipping — Fleet — Commercial Management of the Fleet,” the Group’s fleet operates a combination of spot voyages and time charters. In 2024, 80.3% of Revenue — Shipping totalling US$773.0 million was derived from spot voyages (including CoAs), and 19.7% totalling US$189.8 million was derived from time charters.

BW LPG’s Product Services supports its core Shipping business. Product Services was established in February 2019, with the aim to diversify the Group’s business offerings. Product Services provides customers with integrated LPG delivery services, by purchasing LPG and delivering it directly to customers. In 2024, Revenue — Product Services was US$2,600.9 million.

For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see Note 23 to the Financial Statements.

Strengths

The Group believes that it has a number of competitive strengths which differentiate it from others and enable it to operate across the LPG value chain.

A leading owner and operator of VLGCs

According to Clarksons (January 2025), the Group is a leading owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of December 2024. 22 of the Group’s LPG vessels have LPG dual-fuel propulsion technology onboard, allowing the Group to serve customers with a low emissions profile. The Group believes that the size and composition of its LPG fleet, coupled with 45 years of LPG shipping experience, provide the Group with the capacity and flexibility to offer timely and reliable services anywhere in the world. This positions the Group well to take advantage of the expected growth in demand for LPG shipping, through early recognition of market requirements, and strong brand recognition which provides access to relevant customer relationships. Additionally, the size of the fleet and the global coverage of its historical operations position the Group particularly well to take advantage of ongoing geographic trends in LPG export — in particular increasing US exports. For example, because VLGCs provide superior economies of scale compared to LGCs on long haul voyages, the Group believes that it is particularly well positioned to take advantage of the expected growth in demand for long-haul LPG transportation, such as deliveries between North America and Asia. According to Vortexa (February 2025), the Group lifted approximately 13%, 11% and 21% of the VLGC-sized cargoes exported from the United States, West Africa and the Arabian Gulf, respectively, during the period from 1 January 2024 to 31 December 2024.

Strong utilisation potential through ability to provide flexible customer-oriented solutions

Superior utilisation provides a competitive advantage in the immediate term, through improved profitability driven by higher earnings without a proportionate increase in operating expenses; and in the longer-term, driven by the potential to operate acquired assets at above market-average returns, enabling greater room to grow through value-accretive investments. The Group believes that the nature of the LPG transportation market, whereby LPG cargoes tend not to be stored for protracted periods at source but are delivered rapidly for transportation, lends itself to solutions other than long-term time charters which are more prevalent in other energy shipping sectors.

Product Services provides customers with integrated LPG delivery services by purchasing LPG and delivering it directly to customers. Product Services enables end-customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks. Product Services facilitates utilisation of the BW LPG fleet by contracting to deliver LPG to end-customers, allowing the Group to secure additional customers that do not otherwise engage in transportation in their supply chain.

Pre-existing customer relationships

Having operated in the LPG transportation space for 45 years, the Group has long-standing customer relationships which support access to new and emerging opportunities with those customers. A strong customer relationship base in the United States and West Africa positions the Group to benefit by leveraging these pre-existing relationships to pursue the additional opportunities which the Group believes will emerge from these markets — the US market in particular — in the coming years.

45 years of operating experience in LPG shipping

Human resources at sea and on shore are critical to the efficient, safe and reliable operation of shipping assets. The Group has access to a large pool of experienced employees with extensive experience in the industry, many of those with long-standing experience within the BW Group. Access to experienced officers and crew, with that experience including time in-company and time in-industry, is a major competitive advantage in a market where charterers not only value, but in a number of the most important cases require, significant combined time in-company and in-industry among senior crew. The Group engages with experienced officers, crew and shore-based technical leadership that have been instrumental in providing high quality, reliable and safe LPG fleet management at an efficient life-cycle cost. The Group’s approach to vessel life cycle management is to maintain the LPG assets consistently to a high standard over their lives, without compromising on regular preventive maintenance for short-term gain, for example to access short-term positive charter rates. This approach increases reliability for customers, by avoiding unexpected ship repairs and reducing off-hire; optimises potential for extension of useful life (e.g. by applying well- maintained older vessels to end-of-life charters or storage projects); and potentially improves the residual value achievable on vessels’ disposal.

Strong brand and relationships within the shipping and energy industries

The Group believes that, as a result of its history of more than 90 years in energy transportation, including 45 years in LPG transportation, it has a long-standing reputation as a leading provider of safe, reliable, and efficient LPG transportation solutions. This reputation provides an important advantage in building and maintaining strong relationships with leading oil and gas companies, and is reflected in the Group’s existing customer base in LPG. These relationships are important not only in the VLGC market, but also in accessing LPG shipping and other related project opportunities available to experienced LPG transporters through energy majors. The Group intends to leverage the advantages afforded by the strength of the BW brand, by building close and cooperative relationships with existing customers and emerging participants in the LPG space.

Experienced management team and international board of directors with strong credentials in governance and strategy

The Group’s management team consists of seasoned executives with their own strong industry relationships, who have demonstrated their ability in managing the commercial, technical and financial areas of the Group’s business. These executives have deep experience in the shipping industry, including experience operating large and diverse fleets of energy transportation vessels, as well as other assets in the maritime energy space. The Group’s management have an extensive network of relationships with major oil and gas companies, shipyards, global financial institutions and other key participants in the shipping and industries. The Group’s management is complemented by a board of directors with extensive collective international experience in shipping, energy and capital markets; as well as a broad range of complementary functional competencies.

The Group believes that these competitive strengths have and will continue to collectively enhance its ability to develop and implement strategies to optimise shareholder returns, customer satisfaction, and to build and sustain recognised leadership as preferred suppliers of LPG transportation solution.

Strategy

The Group intends to be recognised as the leader in, and market-preferred provider of, maritime LPG transportation and related services and solutions. The Group’s strategic initiatives focus on ensuring environmental and customer-focused operational excellence and exploring growth opportunities along the LPG value chain.

Ensuring environmental and customer-focused operational excellence

The Group seeks to ensure environmental and customer-focused operational excellence by delivering LPG safely, sustainably and cost-effectively to world markets. The Group maintains its fleet to high standards to maximise commercial availability, and its network of offices ensures coverage across time zones for customers.

The Group upgrades its assets to optimise commercial availability, reduce emissions to the environment and improve operational performance. A culture of innovation and prudent stewardship facilitated the decision to retrofit pioneering LPG propulsion technology onboard 15 vessels. With all LPG-powered vessels on water in 2022, the Group has been accumulating valuable knowledge on this front. Delivering an ambitious, multi-year retrofitting programme also means valuable experience gained in managing large-scale technical projects.

Explore growth opportunities along the energy value chain

Given the increasing importance of LPG as an energy source, the Group is committed to investing further in the LPG value chain. The Group is exploring new business opportunities and maximising the value of its current assets with smart corporate actions. As part of this strategic approach, over the course of 2022, the Group expanded its Product Services team with the acquisition of Vilma Oil’s LPG trading operations, sold four of its pre-2011 built VLGCs at attractive prices, and expanded its presence in India through BW India. On 30 November 2023, the Group signed a joint venture agreement with Confidence and committed to invest approximately US$40 million in Confidence and in an LPG onshore import terminal. The investment of US$30 million in Confidence was completed in February 2024 through a preferential allotment of equity shares (see “Item 4. Information on the Company — 4.B. Business Overview — Infrastructure Projects”).

Product Services enables end-customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks.

Operating Segments

Shipping

With 45 years of operating experience in LPG shipping and experienced seafarers and staff, BW LPG offers a flexible and reliable service to customers. As further described in “— Shipping — Fleet — Commercial Management of the Fleet,” the Group’s fleet operates a combination of spot voyages (including CoAs) and time charters.

Product Services

BW LPG’s Product Services supports the core shipping business. This division was established in February 2019, with the aim to diversify the Group’s business offerings. In November 2022, BW LPG completed the acquisition of the LPG trading operations from Vilma Oil for total consideration of US$53 million in order to expand BW LPG’s Product Services. Product Services provides customers with integrated LPG delivery services, by purchasing LPG and delivering it directly to customers. It enables end- customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks.

Shipping

Fleet

As of 31 December 2024, the Group owned and/or operated a fleet of 55 vessels, including 53 operated VLGCs (of which 29 were owned), two LGCs time chartered-in by Product Services and eight VLGCs owned by BW India. 22 out of 55 vessels have LPG dual-fuel propulsion technology onboard. As of 31 December 2024, the Group was ranked first based on the number of VLGCs owned (source: Clarksons, January 2025).

As of 31 December 2024, the Group’s fleet had a combined carrying capacity of over 4 million CBM and the Group’s VLGC fleet had an average age of approximately 9.1 years.

The operation of the Group’s fleet of VLGCs has historically been the Group’s core activity. By operating a vessel, the Group is responsible for the commercial management of the vessel either through its ownership of the vessel or pursuant to a charter or pool arrangement. The majority of the VLGCs the Group operates are commercially managed by the Group under a pool arrangement. For more information on the pool arrangement, see “— Pool Arrangement” below.

The following table presents certain information with respect to the owned and/or operated vessels in the Group’s fleet as of 31 December 2024.

100%-owned VLGCs

	Year			Capacity		Classification
Name	Built	Shipyard	Propulsion(1)	(CBM)	Flag	Society
BW Avior	2023	DSME	Compliant fuel	91,344	Marshall Islands (Majuro)	Lloyds Register
BW Rigel	2023	DSME	LPG dual-fuel	91,344	Marshall Islands (Majuro)	Lloyds Register
BW Messina	2017	DSME	Compliant fuel	84,177	Panama	Nippon Kaiji Kyokai
BW Mindoro(2)	2017	DSME	LPG dual-fuel	84,180	Isle of Man (IOM)	DNV
BW Balder(2)	2016	Hyundai H.I.	LPG dual-fuel	84,142	Marshall Islands (Majuro)	DNV
BW Brage(2)	2016	Hyundai H.I.	LPG dual-fuel	84,114	Marshall Islands (Majuro)	DNV
BW Freyja	2016	Hyundai H.I.	LPG dual-fuel	84,143	Marshall Islands (Majuro)	DNV
BW Frigg	2016	Hyundai H.I.	LPG dual-fuel	84,136	Marshall Islands (Majuro)	DNV
BW Magellan(2)	2016	DSME	LPG dual-fuel	84,171	Isle of Man (IOM)	DNV
BW Malacca(2)	2016	DSME	LPG dual-fuel	84,105	Isle of Man (IOM)	DNV
BW Njord	2016	Hyundai H.I.	LPG dual-fuel	84,107	Marshall Islands (Majuro)	DNV
BW Tucana(2)	2016	Hyundai H.I.	LPG dual-fuel	84,113	Isle of Man (IOM)	DNV
BW Var	2016	Hyundai H.I.	LPG dual-fuel	83,839	Marshall Islands	DNV
BW Volans(2)	2016	Hyundai H.I.	LPG dual-fuel	84,134	Isle of Man (IOM)	DNV
BW Breeze	2015	Jiangnan	Scrubber	83,121	Marshall Islands (Majuro)	Lloyds Register
BW Carina	2015	Hyundai H.I.	Scrubber	84,154	Isle of Man (IOM)	DNV
BW Chinook	2015	Jiangnan	Compliant fuel	83,106	Marshall Islands (Majuro)	Lloyds Register
BW Gemini(2)	2015	Hyundai H.I.	LPG dual-fuel	84,134	Isle of Man (IOM)	DNV
BW Leo(2)	2015	Hyundai H.I.	LPG dual-fuel	84,161	Isle of Man (IOM)	DNV
BW Levant	2015	Jiangnan	Scrubber	83,114	Malta (Valletta)	Lloyds Register
BW Libra(2)	2015	Hyundai H.I.	LPG dual-fuel	84,196	Isle of Man (IOM)	DNV
BW Mistral	2015	Jiangnan	Scrubber	83,134	Marshall Islands (Majuro)	Lloyds Register
BW Monsoon	2015	Jiangnan	Scrubber	83,129	Marshall Islands (Majuro)	Lloyds Register
BW Orion(2)	2015	Hyundai H.I.	LPG dual-fuel	84,196	Isle of Man (IOM)	DNV
BW Pampero	2015	Jiangnan	Compliant fuel	83,131	Marshall Islands (Majuro)	Lloyds Register
BW Passat	2015	Jiangnan	Scrubber	83,115	Marshall Islands (Majuro)	Lloyds Register
BW Sirocco	2015	Jiangnan	Scrubber	83,114	Marshall Islands (Majuro)	Lloyds Register
BW Aries	2014	Hyundai H.I.	Scrubber	84,196	Isle of Man (IOM)	DNV
BW Kyoto(2)	2010	Mitsubishi H.I.	Compliant fuel	83,299	Singapore	Nippon Kaiji Kyokai
Total: 29 vessels

(1)

“Compliant fuel” propulsion uses fuel compliant with emissions regulations in different sea areas; “LPG dual-fuel” propulsion uses both compliant fuel and LPG; “scrubber” propulsion uses exhaust gas cleaning systems.

(2)	Used as collateral under the Group’s loan agreements.

Operated VLGCs/MGCs

	Year			Capacity		Classification
Name	Built	Shipyard	Propulsion	(CBM)	Flag	Society
Denver(1)(2)	2009	Hyundai H.I.	Compliant fuel	60,291	Liberia	DNV
Helsinki(1)(2)	2009	Hyundai H.I.	Compliant fuel	60,276	Liberia	DNV
Kaede(3)	2023	Hyundai H.I.	LPG dual-fuel	84,000	Marshall Islands	American Bureau of Shipping
Gas Gabriela(1)	2021	Hyundai H.I.	Scrubber	80,421	Panama	Korea Register
Gas Venus	2021	Jiangnan	LPG dual-fuel	86,045	Singapore	Lloyd’s Register
Gas Jupiter	2023	Jiangnan	LPG dual-fuel	93,076	Hong Kong	BV
Reference Point(3)	2020	Jiangnan	Scrubber	84,012	Singapore	Lloyds Register
Clipper Wilma(3)	2019	Hyundai H.I.	Scrubber	80,032	Norway	DNV
BW Tokyo	2009	Mitsubishi H.I.	Compliant fuel	83,271	Singapore	Nippon Kaiji Kyokai
Total: 9 vessels

(1)	Directly managed by Product Services.
(2)	MGCs. The other vessels are VLGCs.
(3)	Placed to the pool by Product Services.

Time chartered-in / Bareboat in VLGCs

Name	Year			Capacity		Classification
	Built	Shipyard	Propulsion	(CBM)	Flag	Society
BW Capella(1)	2022	DSME	LPG dual-fuel	91,286	Marshall Islands (Majuro)	Lloyds Register
BW Polaris(1)	2022	DSME	Compliant fuel	91,285	Marshall Islands (Majuro)	Lloyds Register
BW Yushi	2020	Mitsubishi H.I.	Scrubber	83,315	Singapore	Nippon Kaiji Kyokai
BW Kizoku	2019	Mitsubishi H.I.	Scrubber	83,325	Singapore	Nippon Kaiji Kyokai
Doraji Gas	2017	Mitsubishi H.I.	Compliant fuel	83,319	Panama	Nippon Kaiji Kyokai
Gas Zenith	2017	Hyundai H.I.	Scrubber	82,439	Panama	Korean Register
Oriental King	2017	Hyundai H.I.	Compliant fuel	84,099	Hong Kong	DNV
Berge Nantong	2006	Hyundai H.I.	Compliant fuel	82,244	Hong Kong	DNV
Berge Ningbo	2006	Hyundai H.I.	Compliant fuel	82,252	Hong Kong	DNV
Total: 9 vessels

(1)	Financed via lease financing agreements

VLGCs owned by BW India(1)

	Year			Capacity		Classification
Name	Built	Shipyard	Propulsion	(CBM)	Flag	Society
BW Pine	2011	Kawasaki S.C.	Compliant fuel	80,156	India	Lloyds Register
BW Lord	2008	DSME	Compliant fuel	84,615	India	DNV
BW Loyalty	2008	DSME	Scrubber	84,601	India	Lloyds Register
BW Oak	2008	Hyundai H.I.	Compliant fuel	82,253	India	Lloyds Register
BY Tyr	2008	Hyundai H.I.	Compliant fuel	82,303	India	Lloyds Register
BW Birch	2007	Hyundai H.I.	Compliant fuel	82,303	India	Indian Register of Shipping
BW Cedar	2007	Hyundai H.I	Compliant fuel	82,260	India	Lloyds Register
BW Elm	2007	Hyundai H.I.	Compliant fuel	82,291	India	Lloyds Register
Total: 8 vessels

The Group invests significant resources in R&D and technology to drive energy efficiency and reduce emissions. One of the Group’s most significant initiatives was to pioneer the use of LPG dual-fuel propulsion engines. Seventeen of the Group’s LPG vessels have LPG dual-fuel propulsion technology onboard, allowing the Group to serve customers with a low emissions profile. The Group also offers vessels that are equipped with scrubber technology that reduces harmful elements in exhaust gases.

During 2020-2022, 15 retrofitted VLGCs were delivered to BW LPG. Retrofitting offers significant environmental and economic benefits. Compared with a newbuild, retrofitting an existing ship emits 97% less carbon during construction, takes two months (versus two years) to complete, and does not add potentially unneeded shipping capacity to the market. Retrofitting an existing vessel typically costs an estimated US$8-9 million, compared to an estimated US$120 million to order a newbuild with the same technology.

Technical Management of the Fleet

Technical ship management involves the comprehensive operation and maintenance of vessels in all aspect on behalf of the owner. It encompasses key services such as vessel registration, technical expertise, ship maintenance, crew management, compliance, budgeting, procurement, environmental and safety management. Dedicated technical teams ensure efficient operations by managing inspections, certifications, safety systems, and drydocking in alignment with international standards.

Ship management companies optimize operations by capitalizing on their extensive networks, advanced systems like Planned Maintenance Systems (PMS), and Safety Management Systems (SMS) to reduce costs and enhance safety and efficiency. They coordinate complex logistics, ensure timely procurement of spares and consumables, and maintain regulatory compliance to prevent delays and detentions.

The Group prioritizes having its inhouse technical team (BW LPG Fleet Management AS, a Group subsidiary) provide technical management for its dual fuel vessels. The remaining vessels are managed by third-party technical managers pursuant to technical management agreements. The Group does not technically manage vessels that the Group does not own, including time chartered-in vessels and pooled-in vessels, i.e. vessels that are commercially operated by BW LPG through a pooling arrangement where vessel owners place their vessels with BW LPG, which acts as the commercial manager to secure vessels deployment.

The Group believes that the quality of its vessels is one of the main reasons why the Group has been able to retain many of the world’s largest oil and gas companies among its customers. The Group uses its resources to furnish its vessels with the most reliable equipment available at the time of building, and continues to maintain them and, when required, upgrade them to keep them competitive in the market. The Group has in place a maintenance programme designed to ensure a high standard of maintenance throughout a vessel’s lifetime.

Commercial Management of the Fleet

Commercial management of the fleet involves deployment in the market through a number of different arrangements. The Group typically enters into voyage charters, time charters and CoAs. See “Item 4. Information on the Company — 4.B. Business Overview — Market Overview — LPG Shipping — Shipping earnings.”

The Group’s Commercial department operates the pool arrangement described below, including the scheduling of vessels, budgeting and accounting for pool participants. The department is responsible for the development and marketing of the LPG vessels the Group operates, negotiating contracts directly with the Group’s clients as well as through shipbrokers. Contracts are negotiated and concluded by the Group’s chartering and commercial development department under instructions and authority from the Chief Executive Officer. The department is also responsible for chartering in tonnage for arbitrage profit as well as actively seeking opportunities to enlarge the fleet by acquiring tonnage, bringing in pool participants, placing newbuild orders, or through other commercial arrangements.

Pool Arrangement

BW LPG operates a pooling arrangement where vessels are in a pool operated by BW LPG to secure vessel deployment and facilitate the operation and utilisation of the fleet. As commercial manager of the pool, the Group receives a fee for all vessels that participate in the pool. The pool includes vessels owned and/or operated by the Group, except that time chartered-out vessels with time charter durations longer than one year are currently excluded from the pool. BW India’s vessels do not participate in the pooling arrangements. External pool participants include Exmar and Sinogas Maritime.

Under a typical pool arrangement, the manager of the pool markets the vessels as a single, cohesive fleet, operating them on spot voyages. The pools the Group participates in are marketing and revenue sharing arrangements under which each participating vessel receives “pool points.” Earnings from the pool are distributed among the pool participants according to these pool points. The pool points are calculated based on a pre-agreed template and allocated to the vessels participating in the relevant pool and are revised from time to time based on each vessel’s speed, fuel consumption and other technical and operational parameters. A shipping pool thus acts as a single entity in the allocation of its vessels to meet the various contracts that it has entered into. The pool manager is responsible for all the voyage expenses for pool activities, such as bunker fuel costs, port charges and canal dues. Such costs are deducted from pool revenue prior to distribution to pool members. All other operating costs, such as manning, insurance, loan repayments and maintenance are paid for by the respective pool participant.

The pool manager prepares and distributes reports to the other participants monthly and/or quarterly and at the end of the year. These reports contain information regarding the pool’s revenue, costs, any off-hire days and cash to be distributed to the participants. Payment is normally made monthly to each owner. Participants can remove vessels from the pool, subject to a reasonable amount of notice period by providing prior written notice to the other participants, or upon expiry of an employment contract of the vessel, if entered into prior to such notice.

The pool income is divided on the basis of the respective vessel’s pool points reflecting each vessel’s relative earnings potential. Pool income is distributed on a monthly basis to the respective pool participant.

Time Chartered-ins

The following table presents certain information with respect to the chartered-in VLGCs in the Group’s fleet as of 31 December 2024.

							Next			Last
	Chartered-				Time to	Age at	strike	Time to	Age at	strike
	in		Extension		next	next	price	last	last	price
	(US$’000		option	Purchase	strike	strike	(US$	strike	strike	(US$
Name	per month)	Expiry date	period	option	(year)	(year)	million)	(year)	(years)	million)
Berge Nantong	850	31/12/2025		N/A
Berge Ningbo	850	31/12/2025		N/A
BW Kizoku	750	29/11/2026	1+1+1 year	Yes	2024	5	70	2026	10	50
BW Yushi	750	13/2/2027	1+1+1 year	Yes	2025	5	70	2027	10	70
Gas Zenith	950	25/10/2025		N/A
Oriental King	1,450	1/2/2026		N/A
Doraji Gas	1,040	17/1/2026		N/A

BW India Fleet

The BW India fleet consists of eight vessels, with seven deployed on time charters to Indian oil majors and one vessel operated in the spot market. BW India’s vessels do not participate in the pooling arrangements. The eight vessels are technically and commercially managed by BW Global United LPG India.

Operations

The Group’s Operations department is responsible for monitoring the performance of the vessels the Group operates and that these vessels are deployed in compliance with the terms and conditions of the applicable charter contracts. Each vessel that the Group operates is assigned a designated operator and demurrage claims analyst to ensure that voyage orders, cargo documentation, freight and demurrage payments are as agreed and settled in a timely manner. The designated operators are responsible for communicating on a daily basis with agents, charterers and vessels as well as monitoring the vessels’ bunker situation and obtaining bunker fuel.

While operational and technical quality is an integral part of the Group’s operations, the Marine department is responsible for overseeing the vetting and inspection programme for the Group’s owned vessels (except vessels that are technically managed by third parties), which the Group operates in a manner intended to protect the safety and health of its employees, the general public and the environment. The Group actively manages the risks inherent in its business and is committed to eliminating incidents that threaten safety, such as groundings, fires, collisions and petroleum spills. The Group’s total quality management system has been fully electronically operated onboard all vessels since over ten years ago. The Operations department works hand in hand with the Marine department to ensure validity of ship’s trading certificates and approvals.

Customers/Charterers

The Group’s assessment of a customer’s financial condition and reliability is a key factor in negotiating employment for the Group’s vessels. Counterparties are revalidated on a quarterly basis, with new customers appraised before embarking upon commercial relations. The Group seeks to charter its vessels to international oil companies and national oil companies, as well as trading and utility companies. In 2024, the Group’s top five Shipping customers by revenue included Vitol, Hindustan Petroleum Corporation Limited, Aramco Trading Company, Abu Dhabi Marine International Chartering and Indian Oil Corporation, representing an aggregate of 40.8% of the Group’s Revenue — Shipping.

Competition

The Group’s business performance fluctuates in line with the main patterns of trade of LPG cargo and varies according to changes in the supply of and demand for transportation of this cargo. The LPG market is highly competitive and based primarily on supply of cargo and vessel availability. The Group competes for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation as an owner and operator. The Group’s main competitors in 2024 included Dorian LPG, Petredec and Avance Gas (Avance Gas since exited the VLGC market).

BW India

Since its establishment in 2017, BW India has grown to become India’s largest owner and operator of VLGCs by total fleet capacity as of 31 December 2024. As of 31 December 2024, BW India had eight LPG vessels. BW India’s fleet is Indian-flagged and Indian-operated to facilitate business transactions in alignment with the Padmanabha Bharat scheme (translated as domestic self-reliance). According to data from Vortexa, BW India’s fleet carried approximately 19% of LPG imports into India from January 2024 to December 2024. and had approximately a 30% share of the time-charter market by the end of 2024, according to Sentosa Shipbrokers, based on number of time chartered VLGC vessels.

Product Services

Product Services provides customers with integrated LPG delivery services by purchasing LPG and delivering it directly to customers. Product Services enables end-customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks. This allows customers to avoid the need to purchase LPG on a FOB basis (Free on Board), if preferred, charter a vessel and manage associated transport operations. Product Services can provide tailor-made pricing depending on customers’ specific consumption needs. For example, it can offer its petrochemical customers a price for LPG fixed as a percentage of an index price for Naphtha, which allows customers to easily compare the LPG price with the price of their alternative feedstock. Furthermore, as Product Services’ prices are fixed by reference to the time of delivery, rather than to the time of loading (with a typical gap of 35 days between the two for customers in Asia), customers can benefit from prices that are much closer to the actual consumption period.

Prior to the acquisition of Vilma Oil Trading in November 2022, Product Services was solely operated to enhance and optimise the utilisation of the BW LPG operated vessels. The division operated under strict mandates such as stop loss limits, and it could only employ internal charters from Shipping to transport the LPG cargo to its customers. After the acquisition of Vilma Oil Trading in November 2022, Product Services has operated under a new trading mandate where the trading activities are assessed and monitored based on risk limits such as value-at-risk levels, margin and working capital requirements. Product Services is able to generate margins by taking advantage of arbitrage opportunities in the global LPG market. It is able to take advantage of time differences, as well as differences between cost pricing indexes at source and freight and operations costs on the one hand and sales pricing indexes at the discharge location on the other hand. Currently, approximately 70% of Product Services’ traded volume is sourced from North America, with the majority being shipped to Asia and the balance to Europe, the Mediterranean and South America. Its traded volume is also sourced from North and West Africa and the Middle East and shipped to India and Asia.

Product Services uses derivatives quoted on the main commodity exchanges to both hedge the underlying risks and extract and enhance margins between the physical product and freight indexes. Its activities are also supported by the use of proprietary developed software with sophisticated algorithms that analyses vessel/ cargo movements, supply and demand volumes, as well as other market variables.

Product Services’ sales are managed by an experienced and skilled team that continuously engages with customers through calls, message applications, face-to-face meetings and industry events. It aims to identify new clients who recognise the value-added services provided by Product Services.

Product Services enters into the following types of contracts with customers:

●	Long-term supply contracts, whereby a specified number of cargo deliveries is made over an agreed timeframe. These contracts may be concluded by direct negotiations with the counterparty, via a broker or a tender initiated by the counterparty. Long-term contracts are based on an industry published index plus/minus a pre-agreed premium/discount.
●	Spot sales contracts, whereby a single cargo is delivered in a specified date range. These contracts are concluded by direct negotiations with the counterparty, via a broker or standardised contracts

Product Services has CoAs with Shipping, pursuant to which Product Services commits to utilise the fleet for a minimum number of voyages or voyage hours over an agreed time frame. Such CoAs form the foundation of Product Services’ fleet utilisation. Product Services may also time chartered-in vessels from third parties.

Customers

In 2024, the top five customers of Product Services by revenue were Gunvor SA, SK Gas, E1 Corporation, Asia Chemical Trading and CPC Corporation, which together represented 45.4% of the Group’s Revenue – Product Services.

Competition

The principal competitors of Product Services are traditional trading companies, including Vitol, Trafigura, Mercuria, Gunvor and Glencore.

Seasonality

See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Key Factors Affecting the Group’s Results of Operations and Financial Position — Seasonality.”

Insurance

The operation of any ocean-going vessel represents a potential risk of major losses and liabilities, death or injury of persons, as well as property damage caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of gas is subject to the risk of pollution and to business interruptions due to political unrest, hostilities, labour strikes and boycotts. The occurrence of any of these events may result in loss of revenue or increased costs. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Industry in which the Group Operates — Shipping is a business with inherent risks and the Group’s own insurance may not be adequate to cover the Group’s losses.”

As an integral part of operating the Group’s gas carriers, the Group maintains “Hull Insurance” under an All Risk Policy on Nordic Conditions with first class international insurance carriers and “Protection and Indemnity” (“P&I”) insurance with P&I Associations who are members of the International Group of P&I Clubs. Hull insurance covers, among other things, loss of or damage to a vessel, its machinery and equipment where the loss is caused by a marine peril which includes grounding, collision, crew negligence and adverse weather conditions. The typical average deductible is US$150,000 and applies to non-total loss claims. All vessels are covered against total loss, with each vessel insured at no less than fair market value. P&I insurance indemnifies the ship owner against third-party liability exposures which arise out of the operation of its vessels. P&I liabilities include injury to the Group’s crew or third parties, cargo loss, wreck removal and pollution. Collision and fixed and floating liabilities such as dock damage are covered under the Hull policy with excess risks defaulting to P&I where a claim exceeds the hull value of the ship. The current limit for pollution cover is US$1 billion per vessel per incident. The Group also carries insurances covering war risks, including piracy and terrorism and cyber buyback.

The Group believes that its current insurance programme, as described above, is adequate to protect the Group against the majority of accident-related risks involved in the conduct of its business, including pollution liability and environmental damage. However, there can be no assurance that the range of risks the Group is exposed to is adequately insured against, that any particular claim will be paid or that the Group in the future will be able to procure similar adequate insurance coverage at the terms and conditions equal to those the Group currently has. More stringent environmental and passenger liability regulations have resulted in increased exposures and insurance costs and may in certain circumstances be difficult to insure or even become uninsurable. The Group’s goal is to maintain an adequate insurance coverage required by its marine operations and to actively monitor any new regulations and threats that may require the Group to revise its coverage.

Environmental, Health and Safety Matters

The Group’s corporate values and ethical guidelines make health, safety and environment responsibility an integral facet of its business. The Group aspires to Zero Harm to people, environment, cargo and vessel and works continuously to raise both personal safety and process safety awareness. The Group’s Quality Management System’s approach is therefore to safeguard people, environment, cargo and vessel through implementation of the Group’s values, policies, processes and procedures. The Quality Management System shall be in accordance with applicable laws and regulations in addition to industry and the Group’s own best practices. This will change and develop; the Group’s Management System is therefore dynamic and will be continually improved.

The Group emphasises that safety is a corporate priority. To achieve the Group’s aspiration of Zero Harm and to ensure continual improvement, the Group will motivate each individual to maintain and further develop their professional skills and continue to focus on programmes to develop competence. The Group has established a set of HSEQ performance indicators with targets which are regularly monitored and followed up. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Operations — Compliance with environmental laws or regulations may have an adverse effect on the Group’s results of operations.”

Infrastructure Projects

On 30 November 2023, the Group announced that it had agreed to establish a joint venture with Confidence, BW Confidence Enterprise Private Limited (“BW Confidence”), to explore investment opportunities in onshore LPG import infrastructure.

In 2024, the Group established an office in Dubai to focus on Infrastructure investments, monitor its 8.5% shareholding investment in Confidence, and develop an LPG onshore import terminal at Jawaharlal Nehru Port Association (“JNPA”) Port in Navi Mumbai, India. Pursuant to an agreement signed between BW Confidence and Ganesh Benzoplast Limited, both parties will fund the construction of the largest cryogenic LPG storage terminal facility at JNPA Port. BW Confidence will own 55% ownership stake in the JNPA terminal facility with construction expected to commence in 2025.

Regulatory Overview

General

The Group’s business and the operation of the Group’s vessels are subject to extensive environmental, health and safety regulations, including various international treaties and conventions and the applicable local, national and subnational laws and regulations of the countries in which its vessels operate or are registered. Such laws and regulations cover a variety of topics, including, but not limited to, the discharge of pollutants into the air and water, waste management, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, protection of natural resources, the cleanup of contaminated sites, the cleanup of the environment from oil spills and protection of worker health and safety, and might require the Group to obtain governmental or quasi-governmental permits, licenses and certificates before the Group may operate its vessels or conduct certain activities. Failure to comply with these laws or to obtain the necessary business and technical permits, licenses and certificates could result in sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation.

Governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on the Group’s operations cannot be predicted. Although the Group believes that it is substantially in compliance with applicable environmental laws and regulations and has all permits, licenses and certificates required for its vessels, future non-compliance or failure to maintain necessary permits or approvals could require the Group to incur substantial costs or temporarily suspend the operation of one or more of the Group’s vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on the Group’s operations. Similar or more stringent laws may also apply to the Group’s customers, including oil & gas exploration and production companies, which may impact demand for the Group’s services.

Key international environmental treaties and conventions as well as US environmental laws and regulations that apply to the operation of the Group’s vessels are described below. Other countries, including member countries of the EU, in which the Group operates or in which the Group’s vessels are registered, have or may in the future have laws and regulations that are similar to, or more stringent than, the US laws referenced below.

International maritime regulations of vessels

A particularly significant organisation in the shipping industry is the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted a number of regulations relating to the prevention of pollution by vessels, including the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto (collectively, “MARPOL”) which establishes environmental standards relating to oil leakage and oil spills, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels. Additionally, IMO has adopted the International Convention for the Safety of Life at Sea 1974, as amended (“SOLAS”) which is intended to specify minimum standards for the construction, equipment, and operations of ships. The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. An important entity within IMO is the Marine Environment Protection Committee (“MEPC”) which is the entity addressing environmental issues under IMO. MEPC holds two sessions a year and a reference to, for example, MEPC 80 is a reference to MEPC’s 80th session. Among other requirements, the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) requires the owner and the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.

In 2012, the MEPC adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (the “IBC Code”). The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on 1 January 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme (“CAS”). These amendments became effective on 1 October 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programmes.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on the Group’s operations. Non-compliance with the ISM Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Emissions

The IMO’s MARPOL imposes environmental standards on the shipping industry relating to marine pollution, including oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. Regulation 12A of Annex I relating to oil leakage or spilling applies to various vessels delivered on or after 1 August 2010 with an aggregate oil fuel capacity of 600 CBM and above. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Shipboard Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, shipboard incineration of specific substances (such as polychlorinated biphenyls, or “PCBs”), and prohibits deliberate emissions of ozone depleting substances (such as certain halons and chlorofluorocarbons). Annex VI also includes a global cap on sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Regarding the Group’s vessels, International Air Pollution Certificates (“IAPP Certificates”) have been issued to vessels of more than 400 gross tonnes and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on 1 July 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of 1 January 2020, an upper limit of sulfur content of ship’s fuel oil was reduced to 0.5% from a previous 3.5% under the so-called IMO2020 regulation prescribed in MARPOL. Ships may limit their air pollutants by using compliant fuels such as VLSFO or marine gas oil (“MGO”), by installing exhaust gas cleaning systems (scrubbers), or by using alternative fuels with low or zero sulfur contents such as liquified natural gas or biofuels. In certain areas, so called emission control areas (“ECAs”), the upper limit of sulfur content is reduced to 0.1%. ECAs include certain coastal areas of North America, the United States Caribbean Sea, the Baltic Sea and the North Sea. With effect from 1 May 2025, the Mediterranean Sea has been designated as an ECA. With effect from 1 March 2027, the upper limit of sulfur content is reduced to 0.10% in Canadian Arctic ECA and the Norwegian sea ECA.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and US Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after 1 January 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after 1 January 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.

Additionally, the IMO adopted draft amendments to MARPOL Annex I to, with effect from 1 July 2024, prohibiting the use, or carrying for use, HFO in Arctic waters. IMO’s MEPC 77 adopted a non-binding resolution which urged Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. The Group’s LPG vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn low sulfur gas oil in their boilers when alongside a berth.

US air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because the Group’s LPG vessels are largely powered by means other than High Sulphur fuel oil, the Group does not anticipate that any emission limits that may be promulgated will require it to incur any material costs for the operation of its vessels, but that possibility cannot be eliminated.

Clean Air Act

The US Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the “CAA”) requires the Environmental Protection Agency (the “EPA”) to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The Group’s LPG vessels are subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in US waters. Previous marine diesel engine emission standards for Category 3 engines were adopted in 2003. These Tier 1 standards are equivalent to MARPOL Annex VI NOx limits and were limited to new engines beginning with the 2004 model year. On 30 April 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards were applied in two stages: near-term standards for newly built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. A further stage of reductions, known as “Tier 4” standards, has also been developed and implemented. Separately, in December 2019, the EPA published a final rule concerning national diesel fuel regulations that allow fuel suppliers to distribute distillate diesel fuel that complies with the 0.5% international sulphur cap instead of fuel standards that otherwise apply to distillate diesel fuel in the United States. Fuel that does not meet the 0.5% sulphur cap cannot be used in ECA boundaries.

Anti-Fouling Systems

Anti-fouling Systems (“AFS”), such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of molluscs and other sea life to the hulls of vessels. The Group’s LPG vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems (“Anti-fouling Convention”), which prohibits the use of organic compound coatings in anti-fouling systems. Vessels of over 400 gross tonnes (excluding fixed and floating platforms, FSUs and FPSOs) engaged in international voyages must obtain an International AFS Certificate and undergo an initial survey before the vessel is put into service or when the AFS are altered or replaced. In June 2021, the MEPC formally adopted amendments to the Anti-fouling Convention to prohibit AFS containing cybutryne for all vessels. From 1 January 2023, for all vessels of over 400 gross tonnes engaged in international voyages (subject to certain exclusions) already bearing such AFS shall either remove the AFS or apply a coating that forms a barrier to this substance leaching from the underlying non-compliant AFS, at the next scheduled renewal of the systems after that date, but no later than 60 months following the last application to the vessels of AFS containing cybutryne. The Group has obtained AFS Certificates for all of its vessels, and the Group does not believe that maintaining such certificates will have an adverse financial impact on the operation of its vessels.

Biofouling

The IMO’s MEPC has adopted guidelines for the control and management of ships’ biofouling to minimise the transfer of invasive aquatic species, the most recent update being in July 2023. The 2023 guidelines focused on operational considerations such as the selection and installation of AFS and the re- installation, re-application or repair of the AFS, as well as guidance on maritime growth prevention systems (“MGPS”). The guidelines include certain requirements as to the frequency of biofouling inspections or inspection dates (or date ranges) for in-water inspections by organisations, crew or personnel who are competent during the in-service period of the vessel. These inspections should be based on the ship-specific biofouling risk profile, including inspection as a contingency action, and specified in the Biofouling Management Plan (“BFMP”) under the responsibility of shipowners, ship operators and shipmasters. The 2023 guidelines also provide updates to information to be included in a BFMP and biofouling management record book.

A biofouling rating based on the type and extent of biofouling as well as the condition of the AFS and the functioning of any MGPS will be determined by each biofouling inspection. The determined rating scale provides a recommendation on the type of cleaning that should take place should biofouling of a certain rating be present.

Oil Pollution Act and The Comprehensive Environmental Response Compensation and Liability Act

The US Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade or operate within the United States, its territories and possessions, or whose vessels operate in the waters of the United States, which includes the US territorial seas and its 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) applies to the discharge of hazardous substances whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact the Group’s operations.

Under OPA, vessel owners and operators, are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages as well as third-party damages, including punitive damages.

The limits of OPA liability are the greater of US$2,500 per gross tonne or US$21,521,00 for any tanker, other than single-hull tank vessels, over 3,000 gross tonnes (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable US federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean up and removal costs and the imposition of natural resource damages for releases of “hazardous substances,” which, as defined in CERCLA, excludes petroleum, including crude oil or any fraction thereof. Liability under CERCLA is limited to the greater of US$300 per gross tonne or US$0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and the greater of US$300 per gross tonne or US$5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable US federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including state and maritime tort law. The Group believes that it is in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where the Group’s vessels call.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the US Coast Guard (the “USCG”) evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of the Group’s ship owning subsidiaries that has vessels trading in US waters has applied for and obtained from the US Coast Guard National Pollution Funds Center three-year certificates of financial responsibility (“COFRs”), supported by guarantees purchased from an insurance-based provider. The Group believes that it will be able to continue to obtain the requisite guarantees and that it will continue to be granted COFRs from the USCG for each of its vessels that is required to have one.

Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of the Group’s vessels could impact the cost of the Group’s operations and adversely affect its business and ability to make distributions to its shareholders. The Group currently maintains pollution liability coverage insurance in the amount of US$1 billion per incident for each of its vessels. If the damages from a catastrophic spill were to exceed the Group’s insurance coverage, it could have an adverse effect on the Group’s business and results of operation.

CLC/Bunker Convention/CLC State Certificate

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident.

IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001 (the “Bunker Convention”) provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention imposes strict liability on shipowners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a state party, or entering or leaving a port in the territory of a state party, are required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a state party attesting that such insurance is in force. The state party-issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” to provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. The Group’s LPG vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance cover is in force.

Ballast Water Management Convention, Clean Water Act and National Invasive Species Act

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. The EPA and the USCG, have also enacted rules relating to ballast water discharge for all vessels entering or operating in US waters. Compliance requires the installation of equipment on the Group’s vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict the Group’s vessels from entering US waters.

Ballast Water Management Convention

IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on 8 September 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. As of 31 December 2023, the Group’s LPG vessels had installed ballast water treatment systems.

Clean Water Act

The US Clean Water Act (the “CWA”) prohibits the discharge of oil, hazardous substances and ballast water in US navigable waters unless authorised by a duly issued permit or exemption and imposes strict liability in the form of penalties for any unauthorised discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many US states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than US federal law.

The EPA regulates the discharge of ballast and bilge water and other substances in US waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within US waters.

In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

In December 2018, the Vessel Incidental Discharge Act (“VIDA”) amended the CWA Section 312(p) and restructured how the EPA and the USCG regulated incidental discharges from commercial vessels into US waters. Specifically, VIDA gave the EPA responsibility for establishing standards for the discharge of pollutants from vessels and the USCG responsibility for prescribing, administering, and enforcing the standards. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and be replaced by National Standards of Performance (“NSPs”). However, the current 2013 VGP scheme will remain in force until 2026, given that the USCG might spend the full two years to finalise the corresponding enforcement standards.

National Invasive Species Act

The USCG regulations adopted under the US National Invasive Species Act (“NISA”) require the USCG’s approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. Under the USCG rule on the Coast Guard’s ballast water management record-keeping requirements, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone are required to submit an annual report of their ballast water management practices. Vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the USCG (anticipated in 2026).

EU regulations

In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

In June 2023, the EU Commission presented legislative proposals to modernize EU rules on maritime safety and prevention of water pollution; including extension of port state controls, proposals to prevent illegal discharges into European seas, including by extending the scope of prohibitions to cover a wider range of polluting substances, and to strengthen the legal framework for penalties and their application. The proposals have not yet been adopted but these, or other new regulations regarding water pollution, may have an effect on the Group’s business in the future.

International Labour Organisation

The ILO is a specialised agency of the United Nations that has adopted the Maritime Labour Convention, 2006 as amended (“MLC 2006”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or above and are either engaged in international voyages or flying the flag of a member and operating from a port, or between ports, in another country. The MLC 2006 imposes obligations on owners that are relevant to protection of seafarers during the COVID-19 pandemic. The Group believes that all its vessels are in substantial compliance with and are certified to meet the MLC 2006.

GHG regulations

Greenhouse Gasses

In the United States, the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. These regulations may include restrictions on certain oil and gas production or stimulation techniques, standards to control methane and volatile organic compound emissions from new oil and gas facilities, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of the fossil fuel companies to whom the Group provides services, which may ultimately reduce demand for the Group’s services. Regarding the Group’s own operations, the EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Other federal and state regulations relating to the control of GHG emissions may follow, including climate change initiatives that have been considered in the US Congress. Notably, the United States rejoined the Paris Agreement in February 2021, and, in April 2021, announced a new, more rigorous nationally determined emissions reduction level target of 50-52% reduction from 2005 levels in economy wide net GHG pollution by 2030.

The EU has imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (“SOx-Emission Control Area”) under Annex VI to MARPOL. As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

In 2019, a consortium of shipping financiers launched the Poseidon Principles, a framework to assess and disclose the alignment of ship finance portfolios with the climate-related goals of the IMO. While voluntary, signatories commit to implementing the Poseidon Principles in their internal policies. Similarly, at the 26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced commitments from a global coalition of leading financial institutions to accelerate decarbonisation of the economy. The various sub- alliances of GFANZ, including the Net-Zero Banking Alliance of leading global banks, generally require participants to set targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050.

In late 2020, the US Federal Reserve Board announced that it had joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of certain activities, which may ultimately reduce demand for the Group’s services. Additionally, in March 2024, the SEC adopted rules requiring US-listed companies to disclose extensive climate-related information, although in April 2024, the SEC issued an order voluntarily staying these new climate-related disclosure rules following a number of legal challenges, and the outcome of these legal challenges remains uncertain. In February 2025, the acting Chairman of the SEC asked the relevant court to pause the ongoing litigation over the climate-related disclosure rules to provide the SEC with time to deliberate and determine the appropriate next steps. At the international level, at COP 26, the United States and EU jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector.

EEDI & EEXI

EEXI determines energy efficiency and CO2 emissions from the vessel’s operations based on its design parameters. From 1 January 2023, it became a requirement that vessels subject to the EEXI framework must have an attained EEXI value falling below an allowable maximum value (the required EEXI). If a vessel’s EEXI does not satisfy the required EEXI, it is necessary to implement countermeasures. EEXI supplements the Energy Efficiency Design Index (“EEDI”) which has been in force since 2013.

EEDI applies to newbuilds while EEXI applies to existing vessels. Certification of EEXI takes place at the first annual, intermediate, or special survey on or after 1 January 2023. Compliance with EEXI must be documented by the issuance of the IEE certificate. Shaft Power Limitation Systems (“ShaPoLi”) have been deployed for the Group’s LPG vessels requiring main engine power reduction to attain EEXI compliance.

SEEMP

As of 1 January 2013, certain measures relating to energy efficiency for ships were made mandatory under MARPOL. All ships became required to develop and implement a Ship Energy Efficiency Management Plan (“SEEMP”). SEEMP was developed by the IMO to support ships’ energy performance and efficiency objectives. SEEMP is split into three different parts, each of which includes different requirements on vessel owners and vessel operators. The Group has completed and verified its SEEMP III plans for all vessels.

CII

The CII requires vessels over 5,000 gross tonnes to quantify and report their carbon emissions from ongoing operations. CII determines the annual reduction factor needed to improve the vessel’s operational carbon intensity. Based on the collected data, the vessel is rated on a scale from A – E, where A is best. If a vessel is rated D for three consecutive years or E for one year, a corrective action plan must be provided to indicate how an index of C or above will be reached. As of 31 December 2024, the Group’s LPG vessels were all in compliance with the CII requirements.

EU Regulation on monitoring, reporting and verification of CO2 emissions

In April 2015, Regulation (EU) 2015/757 of the European Parliament and of the EU Council on the monitoring, reporting and verification of carbon dioxide emissions (“EU MRV”) from maritime transport and amending Directive 2009/16/EC was adopted. EU MRV requires large vessels calling at EU ports to collect and publish data on CO2 emissions and other information and requires owners of vessels over 5,000 gross tonnes to monitor emissions for each ship on a per-voyage and annual basis from 1 January 2018. Further, since 2019, all ships above 5,000 gross tonnes, regardless of flag state, calling at EU ports must submit a verified emissions report to the European Commission and the vessel’s flag state by 30 April of each year, and by 30 June of each year vessels must carry a valid document of compliance confirming compliance with Regulation (EU) 2015/757 for the prior reporting period.

EU Emissions Trading System

From 1 January 2024, the EU Emissions Trading System (“EU ETS”) has been extended to cover emissions from ships of 5,000 gross tonnes and above entering EU ports, regardless of flag state. The EU ETS is a “cap” and “trade” system providing for an absolute, gradually decreasing, “cap” on total emissions. Under the EU ETS, shipowners will be required to submit 1 EU allowance (“EUA”) for each ton of CO2 (or CO2-equivalent) they emit. The EU ETS is gradually phased in and as such, shipping companies will be obligated to surrender EUAs in 2025 for 40% of their emissions reported in 2024, in 2026 for 70% of their emissions reported in 2025 and from 2027 for 100% of their reported emissions in the previous year. The obligation to surrender EUAs will generally rest with the vessel’s registered owner, however the obligation can be delegated contractually. If a shipping company does not surrender the required EUAs, they will be liable to pay a penalty and may be published as a non-complying shipping company.

FuelEU Maritime Regulation

The European Parliament and the Council of the European Union have adopted Regulation (EU) 2023/1805 on the use of renewable and low-carbon fuels in maritime transport, and amending Directive 2009/16/EC (“FuelEU Maritime Regulation”). This Regulation was adopted on 13 September 2023 and became effective on 12 October 2023. Shipping companies must submit a standardized emissions monitoring plan for each of their vessels by 31 August 2024, and from 1 January 2025, must collect information in accordance with this plan. From 2026, shipping companies must submit the relevant information to a verifier and thereafter to a compliance database to be established by the EU. Each year, the verifier will issue to the shipping company a FuelEU document of compliance which must be kept onboard all ships calling at an EU port of call. If a ship is non-compliant, penalties must be paid in order for the ship to receive the document of compliance from the verifier. A ship that is non-compliant for two or more consecutive years may be issued an expulsion order.

Wreck Removal

The Nairobi Convention on the Removal of Wrecks (“Wreck Removal Convention”), entered into force on 14 April 2015, and contains obligations for shipowners to effectively remove wrecks located in a member state’s exclusive economic zone or equivalent 200 nautical miles zone. The Wreck Removal Convention places strict liability, subject to certain exceptions, on a vessel owner for locating, marking, and removing the wreck of any owned vessel deemed to be a hazard due to factors such as its proximity to shipping routes, traffic density and frequency, type of traffic and vulnerability of port facilities as well as environmental damage. It also makes government certification of insurance, or other form of financial security for such liability, compulsory for ships of 300 gross tonnes and above. Should one of the Group’s LPG vessels become a wreck subject to the Wreck Removal Convention, substantial costs may be incurred in addition to any losses suffered as a result of the loss of the vessel, although such risk may be insured.

HNS Convention

In 1996, the IMO adopted the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious substances by Sea (“HNS Convention”). The aim of the HNS Convention is to ensure adequate, prompt and effective compensation for damage resulting from shipping accidents involving hazardous and noxious substances. The HNS Convention has not yet been ratified. If the HNS Convention is ratified and enters into force, the Group may incur additional costs or capital expenses to be compliant. Amongst the criteria for the Convention’s entry into force, at least 12 States are required to ratify or accede to the Protocol, four of which must each have a merchant shipping fleet of no less than two million units of gross tonnage. Canada, Denmark, Estonia, France, Norway, South Africa and Turkey are the first seven States to have consented to be bound by the Convention. Germany had signed the 2010 NHS Protocol subject to ratification. The instruments deposited by the seven States have led to the Protocol having half of the number of States required for its entry into force as well as the required units of gross tonnage.

Hong Kong International Convention and EU Ship Recycling Regulation

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (“Hong Kong Convention”) aims to ensure that when vessels are being recycled at the end of their operational lives, they do not pose any unnecessary risks to the environment, human health and safety. The ratification conditions for the Hong Kong Convention were met on 26 June 2023, and the Hong Kong Convention will enter into force on 26 June 2025. The Hong Kong Convention applies to vessels larger than 500 gross tonnes that fly the flag of a contracting state. Upon the Hong Kong Convention’s entry into force, each vessel sent for recycling will have to carry an inventory of its hazardous materials, ship recycling must facilities authorized by the competent authorities must provide a ship recycling plan specific for each vessel to be recycled, and governments will be required to ensure that recycling facilities under their jurisdiction comply with the Hong Kong Convention. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Vessels will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to being recycled.

The EU Ship Recycling Regulation (“EU SRR”), although only applicable on a regional level, has prepared the industry for compliance with the HKC requirements. Regulation (EU) 2013/1257 applies to all ships flying the flag on an EU country going for dismantling, all new EU ships and to vessels with non-EU flags that call at an EU port or anchorage (with certain exceptions). The legislation aims to prevent, reduce and minimise accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. Every new ship has to have on board an inventory of hazardous materials (“IHM”) (such as asbestos, lead or mercury) it contains in either its structure or equipment and must specify the location and approximate quantities of those materials. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU list of facilities, which was launched by Commission Implementing Decision (EU) 2016/2323. The facilities may be located in the EU or in non-EU countries. They must comply with a series of requirements related to workers’ safety and environmental protection.

Vessel Security Regulation

Chapter XI-2 of SOLAS imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“ISPS Code”), which came into effect on 1 July 2004, and is applicable to all vessels over 500 gross tonnes operating on international trades, to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organisation approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.

US Maritime Transportation Security Act (“MTSA”) was adopted in 2002. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters, subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA. The USCG regulations, intended to align with international maritime security standards, exempt non-US vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. All of the Group’s LPG vessels have been certified to meet the ISPS Code and the security requirements of the SOLAS and MTSA.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of West Africa and Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect the Group’s business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP WAF and BMP5 industry standard.

Cybersecurity

Recent action by the IMO’s Maritime Safety Committee and US agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after 1 January 2021. In February 2021, the USCG published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

In 2023, the EU adopted their second Network and Information Security directive, which was implemented in the EU member states in 2024. The Group is currently evaluating how this applies to BW LPG.

4.C.ORGANIZATIONAL STRUCTURE

The Group operates through various subsidiaries. A list of significant subsidiaries of the Group is included in Exhibit 8.1 to this annual report.

The following diagram depicts the structure of the Group and the relationships among the Company and its subsidiaries as of 31 December 2024:

4.D.PROPERTY, PLANT AND EQUIPMENT

Other than its vessels, the Group does not own any material property. For information on the Group’s fleet, see “Item 4. Information on the Company — 4.B. Business Overview — Shipping — Fleet.”

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5 should be read in conjunction with the section entitled “Presentation of Financial and Other Information,” “Item 4. Information on the Company — Item 4.B. Business Overview” and the Financial Statements, including accompanying notes. Unless otherwise indicated, the financial information contained in this Item 5 is extracted from the Financial Statements.

The following discussion of the Group’s results of operations and financial condition contains certain forward-looking statements. The Group’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed elsewhere in this annual report, particularly in “Item 3. Key Information — 3.D. Risk Factors.” The Group does not undertake any obligation to revise or publicly release the results of any revision to these forward-looking statements.

5.A.OPERATING RESULTS

Overview

BW LPG is a leading owner and operator of VLGCs based on the number of VLGCs and LPG carrying capacity as of December 2024 (source: Clarksons, March 2025). As of 31 December 2024, the Group owned and/or operated a fleet of 55 vessels, including 53 operated VLGCs (of which 29 were owned), two LGCs time chartered-in by Product Services and eight VLGCs owned by BW India. 17 out of 46 vessels have LPG dual-fuel propulsion technology onboard. The Group’s fleet operates globally, with a current total carrying capacity of over 4 million CBM as of 31 December 2024.

BW LPG has two reporting segments: Shipping and Product Services. See “Item 4. Information on the Company — Item 4.B. Business Overview.”

The following selected consolidated financial data relating to the Group for the years ended 31 December 2024 and 2023 has been extracted, without material adjustment, from the Financial Statements.

Year ended 31 December
In US$’000	2024	2023
Revenue – Shipping	962,803	1,224,520
Revenue – Product Services	2,600,944	1,722,820
Cost of cargo and delivery expenses – Product Services	(2,390,929)	(1,547,059)
Voyage expenses – Shipping	(383,798)	(509,340)
Vessel operating expenses	(84,984)	(82,192)
Time charter contracts (non-lease components)	(19,675)	(20,350)
General and administrative expenses	(71,134)	(56,773)
Charter hire expenses	(1,041)	(30,712)
Fair value gain from equity financial asset	1,326	—
Finance lease income	635	278
Other operating (expense) / income – net	1,332	(993)
Depreciation	(201,338)	(217,121)
Amortisation of intangible assets	(843)	(762)
Gain on disposal of vessels	20,391	42,374
Loss on derecognition of right-of-use assets (vessels)	—	(961)
Operating profit	433,689	523,729
Foreign currency exchange loss – net	(1,651)	(345)
Interest income	15,617	10,121
Interest expense	(19,849)	(27,304)
Other finance expenses	(2,843)	(2,237)
Finance expenses – net	(8,726)	(19,765)
Profit before tax	424,963	503,964
Income tax expense	(30,095)	(10,965)
Profit after tax	394,868	492,999

Key performance indicators and non-IFRS financial measures

The management of the Group monitors the performance of the Group’s business and results of operations according to the following key performance indicators. Certain of these key performance indicators are non-IFRS financial measures. For definitions of these measures and reconciliations to the nearest IFRS measures, see “Presentation of Financial and Other Information — Non-IFRS Financial Measures.”

	As of, and for the year ended,
	31 December
	2024	2023
TCE income – Shipping (US$’000)	608,196	797,495
Calendar days (total)	12,833	12,940
TCE income per calendar day (total) (US$’000)	47.4	61.6
Available days	12,593	12,657
TCE income per available day (US$’000)	48.3	63.0
Gross profit/(loss) – Product Services (US$’000)	144,833	25,837
Vessel operating expenses (US$’000)	84,984	82,192
Calendar days (owned)	10,287	10,085
Vessel operating expenses per calendar day (owned) (US$’000)	8.3	8.1
Net cash from operating activities (US$’000)	749,144	513,363
Adjusted free cash flow (US$’000)	211,582	564,272
Return on equity(1)	22.4%	31.0%
Operating profit (US$’000)	433,689	523,729
ROCE	16.5%	23.5%
Net leverage ratio(2)	32.7%	20.5%
Basic earnings per share (US$per share)(3)	2.65	3.57
Diluted earnings per share (US$per share)(3)	2.64	3.53

(1)

The Group defines return on equity as, with respect to a particular financial year, the ratio of the profit after tax for such year to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the year as presented in the consolidated balance sheet.

(2)

The Group defines net leverage ratio as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

(3)	See Note 6 to the Financial Statements on pages F-31 for detail.

Key Factors Affecting the Group’s Results of Operations and Financial Position

Shipping

The management of the Group monitors the results of operations of Shipping on the basis of income on time charter equivalent basis (TCE income — Shipping). The principal components of TCE income — Shipping include the following:

●	Revenue from spot voyages. Revenue from spot voyages is revenue earned from spot voyage which is typically a single round trip that is priced based on a current or spot market rate.
●	Revenue from time charter voyages. Revenue from charter voyages is revenue earned from vessels that are time chartered to customers for fixed periods of time at rates that are generally fixed.
●	Inter-segment revenue. Inter-segment revenue is revenue for the services provided by Shipping to Product Services.

●	Voyage expenses. Voyage expenses are expenses related to a spot voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees.

The Group’s revenue in Shipping is earned from revenue received from LPG vessels that operate on spot voyages and time charters, which are determined by market forces based upon various factors, such as the supply and demand for LPG vessels and the number of available vessels, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Industry in which the Group Operates.” Revenue — Shipping depends on freight rates, the distance that cargoes must be transported and the number of vessels expected to be available at the time such cargoes need to be transported. Time charter rates reflect, among other things, the prevailing spot market rates and expectations of future time charter rates at the time of entry into the relevant time charter agreement.

The vessels in the Group’s fleet operate on spot voyages and time charters:

●	a spot voyage is typically a single round trip that is priced on a current or spot market rate;
●	under time charters, vessels are chartered to customers for fixed periods of time at rates that are generally fixed.

The majority of the Group’s LPG vessels are operated under a pool arrangement, which facilitates the operation of the Group’s fleet. This pool is a marketing and revenue sharing arrangement under which each participating vessel is given “pool points.” Earnings from the pool are distributed between the owners according to these pool points. The pool points are negotiated between the owners of the vessels participating in the pool and revised from time to time based on each vessel’s size, speed, fuel consumption and other technical and operational parameters. Pool managers receive a percentage of the pool’s revenue as fee for managing the pool. The Company acts as the manager for the pool and receives a commission for all vessels that participated in the pool. The pool includes vessels owned and/or operated by the Group, except that time chartered-out vessels with time charter durations longer than one year are currently excluded from the pool. BW India’s vessels do not participate in the pooling arrangements. External pool participants include Exmar and Sinogas. See “Item 4. Information on the Company — Item 4.B. Business Overview — Shipping — Fleet — Pool Arrangement.”

Shipping recognises revenue and expenses under contracts entered into with Product Services (See “— Product Services” below).

Voyage expenses represent expenses that are related to a spot voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Under a time charter, the charterer is responsible for these costs.

Historically, bunker fuel expenses have amounted to more than one-half of the Group’s total voyage expenses. The Group’s bunker fuel expenses accounted for 47% and 40% of the Group’s voyage expenses for the years ended 31 December 2024 and 2023, respectively.

The following table sets forth the average bunker fuel prices for the periods indicated:

	Year ended
	31 December
In US$	2024	2023
Average bunker fuel price per tonne	553	620

Bunker fuel prices generally fell in the year ended 31 December 2024, with the average prices falling by approximately 16% in the second half of 2024 compared to the first half of 2024. The price of bunker fuel correlates largely with the price of crude oil and, therefore, fluctuations in the price of crude oil have a direct impact on the Group’s bunker fuel expenses. In addition, the retrofitting of the vessels and installation of scrubbers, compared to using standard very low sulphur fuel oil (i.e., regular compliant fuel), contributes to decreases in the bunker costs for each voyage. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Industry in which the Group Operates — Increases in bunker fuel prices and other operating costs may significantly increase the Group’s voyage expenses relating to the operation of its LPG vessels on the spot market (including under CoAs).”

Port charges represent the second largest component of the Group’s total voyage expenses. Port charges accounted for 25% and 26% of the Group’s total voyage expenses for the years ended 31 December 2024 and 2023, respectively.

Currently, the Group pays commissions of between 1.3% and 4.0% of the gross income received to ship brokers associated with the charters, depending on deal structure and whether any address commission is involved. The commission is presented as one of the expense items classified under voyage expenses.

Product Services

The Group’s revenue in Product Services is derived from trading activities, comprising the sale of LPG cargo and net derivative gains and losses, which arise from hedging transactions entered into by the Group to manage exposure to fluctuations in LPG prices and freight rates.

Product Services enters into the following types of contracts with customers:

●	Long-term supply contracts, whereby a specified number of cargo deliveries is made over an agreed timeframe. Long-term contracts are based on an industry published index plus/minus a pre-agreed premium/discount.
●	Spot sales contracts, whereby a single cargo is delivered in a specified date range.

In November 2022, BW LPG completed the acquisition of Vilma Oil’s LPG trading operations for total consideration of US$53 million in order to expand Product Services. See “Item 4. Information on the Company – 4.B. Business Overview – Product Services.”

Product Services has CoAs with Shipping, pursuant to which Product Services commits to utilise the fleet for a minimum number of voyages or voyage hours over an agreed timeframe, and Shipping commits to provide the relevant transport capacity. Accordingly, Shipping recognises revenue for the services provided under such CoAs, and Product Services recognises expenses relating to the services provided. Further, Product Services participates in the pool arrangement by placing some of its chartered-in vessels into the pool operated by Shipping (see “Item 4. Information on the Company — 4.B. Business Overview — Shipping — Fleet — Pool Arrangement”), with the pool distribution income received by Product Services accounted for as revenue by Product Services and as an expense by Shipping. These inter-segment revenue and expenses are eliminated in consolidation. For more information on inter-segment eliminations, see Note 23 to the Financial Statements.

Product Services enters into various long-term physical cargo contracts with its suppliers and customers, which set out a specified volume of LPG products to be lifted from various loading terminals, and to be delivered to different destination terminals respectively. These contracts are accounted for at fair value under IFRS 9 and involve the use of a range of inputs in deriving the fair value, including quoted market prices of LPG products, shipping and other associated transportation costs. Fair value changes on these contracts are recognised as unrealised gains or losses, which may fluctuate significantly according to market movements and changes in costs estimations.

Product Services seeks to mitigate risks relating to fluctuations in freight rates by entering into hedging transactions in the exchange traded market or by entering into chartered-in contracts with ship owners at fixed freight rates. Mark-to-market exposures in relation to hedging contracts are regularly and substantially collateralised (primarily with cash) pursuant to margining arrangements in place with such hedge counterparts. Significant fluctuations in the freight rates being hedged could result in sudden large cash demands on Product Services as a result of such margining arrangements.

The chartered-in contracts entered into by Product Services are accounted for at book value, whereas the physical cargo contracts and derivative hedging instruments entered into by Product Services are accounted for at fair value. The difference between the fair value and the book value of the chartered-in contracts is recognised when the chartered-in contracts are utilised, i.e., with respect to the chartered-in vessels transferred to the pool operated by Shipping, when income from the pool is received by Product Services, and/or, with respect to the chartered-in vessels used by Product Services to deliver cargo, when the corresponding cargo is delivered.

As a result, Product Services may have unrealised gains or losses with respect to the chartered-in contracts prior to utilisation of such chartered-in contracts. Further, Product Services may enter into profit sharing arrangements with ship owners, pursuant to which, if the market freight rates increase, the charter hire payments are increased by half of the difference between the increased market freight rate and the floor rate set out in the relevant chartered-in contracts.

With respect to the chartered-in vessels used by Product Services to deliver cargo, there may be a time lag between the recognition of gains and losses on chartered-in contracts and on cargo hedging contracts, respectively. For example, if the geographic arbitrage “widens” (the difference between cost pricing indexes at source and sales pricing indexes at the discharge location increases) and forward freight value increases, Product Services would recognise a loss based on the marked-to-market value of the cargo hedging contract, and a corresponding increase in value of the chartered-in contract would be recognised when the cargo is delivered.

Interest rate fluctuations

As of 31 December 2024, the Group’s net interest-bearing floating rate debt was approximately US$942 million. As a result of the net floating rate borrowings, an increase in interest rates would cause an increase in the amount of interest payments affecting the results of operations of the Group, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Financing and Market Risk — Derivative contracts used to hedge the Group’s exposure to fluctuations in interest rates could result in reductions in its shareholder’s equity as well as charges against its profit.”

Seasonality

The markets in which the Group operates have historically experienced seasonal variations in demand. In recent years, the VLGC shipping market has been subject to several seasonal drivers that have impacted earnings. These include, but are not limited to, colder than expected temperatures in key importing regions, which in turn could result in higher demand for LPG used for heating purposes. Furthermore, colder temperatures in the United States could limit the amount of LPG available for exports. As a result, the Group’s revenue has historically been higher during the quarters ended 31 December and 31 March and lower during the quarters ended 30 June and 30 September. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Operations — The Group’s operating results may be subject to seasonal fluctuations and weather conditions.”

Cyclicality

In the past, the market for shipping LPG has been highly cyclical and volatile. For a discussion of certain factors that affect supply and demand for gas transportation, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Industry in Which the Group Operates — The highly cyclical nature of the LPG shipping industry may lead to volatility in the Group’s results of operations.”

Utilisation

The Group’s utilisation rates are calculated as (365 days less technical offhire and commercial waiting time days) / 365 days, where “technical offhire” is defined as the unavailability of a vessel due to drydock, maintenance and repairs and where “commercial waiting time” is defined as the period when the vessel is waiting for orders or canal transits and the period that is not covered under an employment contract.

The following table presents the utilisation of the Group’s owned VLGCs and time chartered-in VLGCs in the years ended 31 December 2024 and 2023.

Utilisation	2024	2023
BW VLGC utilisation	96%	96%

Force majeure events, sea conditions, port and canal congestion, shipping disruptions, unavailability of cargo at ports of loading, delays at discharge ports and ports of loading and other similar events could increase commercial waiting time, resulting in lower utilisation rates.

Generally, a vessel is placed on offhire, and is accordingly unable to generate revenue, due to drydocking and routine maintenance and repair, which results in lower utilisation. Four and five vessels went into drydock in 2024 and 2023, respectively, which negatively impacted utilisation.

Lower utilisation rates result in fewer revenue generating vessel days, which may generally result in lower profitability. However, in an environment of lower freight rates, when the cost of commercial waiting time is lower than the cost of employing vessels, lower utilisation may result in higher profitability.

Vessel operating expenses

Vessel operating expenses include manning costs, vessel running expenses (such as insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, lube oils and communication expenses), tonnage taxes and other miscellaneous expenses. Insurance costs are affected by general pricing trends in the insurance market, the size, age and composition of the fleet and the Group’s claims track record. The Group’s maintenance costs tend to increase or decrease as the average age of its vessels increases or decreases. Costs for maintenance are expensed as incurred.

General and administrative expenses

General and administrative expenses comprise employee compensation, external statutory and professional fees, as well as fees paid to related companies for the provision of corporate service functions (such as finance, tax, legal, insurance, IT, human resources and facilities) to the Group.

Charter hire expenses

Charter hire expenses include (i) charter rates under short-term chartered-ins that the Company has elected to recognise as expenses, and (ii) variable lease payments under three long-term chartered-ins that are recognised as right-of-use vessels. Variable lease payments are made pursuant to profit share arrangements, whereby an increase in market freight rates above a certain contracted freight rate are equally shared with the ship owner.

Depreciation

The cost of the Group’s vessels is depreciated on a straight-line basis over the estimated remaining economic useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. To comply with industry certification or governmental requirements, the Group’s vessels are required to undergo planned drydocking for major repairs and maintenance, which cannot be carried out while the vessels are operating. The Group recognises costs associated with drydockings and expenses for vessel upgrades in the carrying amount of vessels, and depreciates these costs on a straight-line basis over the duration of the drydocking cycle or based on the Group’s assessment of the useful lives of the upgrades.

Impairment

Vessel values can fluctuate substantially over time. The Group assesses at each balance sheet date whether there is any indication that a vessel’s value may be impaired. If any such indication exists, the Group will estimate the recoverable amount of the vessel, and write down the vessel to the recoverable amount through the income statement. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group — Over time, vessel values may fluctuate substantially and this may result in impairment charges and the Group could also incur a loss if these values are lower at a time when the Group is attempting to dispose of a vessel.”

Income tax

The income tax expense for each period comprises current and deferred tax. Tax is recognised as income or expense in profit or loss, except to the extent that it relates to items recognised in other comprehensive income in which case the tax is also recognised in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Positions taken in tax returns are evaluated periodically, with respect to situations in which applicable tax regulations is subject to interpretation, and provisions are established where appropriate, on the basis of amounts expected to be paid to the tax authorities. The Group operates in several jurisdictions and under several tax regimes.

Results of Operations

Results of operations by segment

Shipping

The table below sets forth the TCE income — Shipping for the years ended 31 December 2024 and 2023.

	Year ended
	31 December
US$’000	2024	2023
Shipping
Revenue from spot voyages	773,039	1,059,024
Inter-segment revenue	78,130	175,528
Voyage expenses	(383,798)	(509,340)
Inter-segment expense	(49,501)	(112,211)
Net income from spot voyages	417,870	613,001
Revenue from time charter voyages	189,764	184,494
Inter-segment revenue	562	—
TCE income – Shipping	608,196	797,495

TCE income — Shipping decreased by US$189.3 million, or 23.7%, from US$797.5 million for the year ended 31 December 2023 to US$608.2 million for the year ended 31 December 2024. This was primarily driven by a reduction in revenue from spot voyages, which decreased by US$286.0 million, or 27.0%, from US$1,059.0 million for the year ended 31 December 2023 to US$773.0 million for the year ended 31 December 2024, largely attributed to a 29.9% decline in average LPG spot rates.

The decrease in revenue from spot voyages was partly offset by a decrease in voyage expenses of US$125.5 million, or 24.6%, from US$509.3 million for the year ended 31 December 2023 to US$383.8 million for the year ended 31 December 2024 due to a number of factors: (i) a decrease of US$54.7 million in pool distribution expenses due to three fewer vessels being placed into the BW LPG pool by external participants in the year ended 31 December 2024, (ii) a US$21.3 million reduction in bunker expenses as a result of lower average bunker prices, and (iii) a US$28.0 million reduction in canal dues. Additionally, inter-segment expenses related primarily to pool distribution expenses for Product Services also decreased by US$62.7 million in the year ended 31 December 2024, due to the removal of two vessels from the BW LPG pool, further mitigating the decline in revenue from spot voyages.

Conversely, revenue from time charter voyages for the year ended 31 December 2024 increased by US$5.3 million, or 2.9% year-over-year, driven by higher time charter rates.

TCE income — Shipping per calendar day (total) for the entire fleet was US$47,390 per day for the year ended 31 December 2024, a decrease of 23.1% from US$61,630 per day for the year ended 31 December 2023. The decrease was primarily attributed to lower LPG spot rates. The calendar days (total) remained relatively stable at 12,833 days for the year ended 31 December 2024 and 12,940 days for the year ended 31 December 2023.

TCE income — Shipping per available day for the entire fleet was US$48,300 per day for the year ended 31 December 2024, a decrease of 23.3% from US$63,010 per day for the year ended 31 December 2023. The decrease was primarily attributed to lower LPG spot rates. The available days remained relatively stable at 12,593 days for the year ended 31 December 2024 and 12,657 days for the year ended 31 December 2023.

Product Services

The table below sets forth the Group’s revenue in Product Services for the years ended 31 December 2024 and 2023.

	Year ended
	31 December
In US$’000	2024	2023
Product Services
Revenue from Product Services	2,600,944	1,722,820
Inter-segment revenue	49,501	112,211
Cost of cargo and delivery expenses	(2,390,929)	(1,547,059)
Inter-segment expense	(78,692)	(194,526)
Depreciation	(35,991)	(67,609)
Gross profit – Product Services	144,833	25,837

Revenue from Product Services increased by US$878.1 million from US$1,722.8 million for the year ended 31 December 2023 to US$2,600.9 million for the year ended 31 December 2024. The increase was primarily driven by a rise in LPG cargoes traded and delivered, which were 67% higher year-on-year, totalling approximately 5.4 million metric tonnes for the year ended 31 December 2024 compared to 3.2 million metric tonnes for the year ended 31 December 2023. Additionally, there was an increase in derivative gains of US$75.8 million in the year ended 31 December 2024. However, the overall increase in revenue from Product Services in the year ended 31 December 2024 was partially offset by a decrease in inter-segment revenue of US$62.7 million, mainly due to the removal of two vessels from the BW LPG pool.

Alongside the increase in LPG traded volumes, cargo and delivery expenses rose by US$843.9 million, increasing from US$1,547.0 million for the year ended 31 December 2023 to US$2,390.9 million for the year ended 31 December 2024. Inter-segment expense related to internal freight charters from the BW LPG pool decreased by US$115.8 million, largely due to a reduction in internal freight arrangements and lower LPG spot rates for the year ended 31 December 2024. Furthermore, depreciation for the Product Services division also decreased by US$31.6 million as a result of lower charter-in rates as compared to the year ended 31 December 2023, which had included depreciation based on the uplifted fair values on the VLGC leases acquired from Vilma Oil in November 2022.

These factors collectively contributed to an increase of US$119.0 million in gross profit for Product Services in the year ended 31 December 2024 compared to the prior year.

Results of operations of the Group

Revenue — Shipping

Revenue — Shipping decreased by US$261.7 million, or 21.4%, from US$1,224.5 million for the year ended 31 December 2023 to US$962.8 million for the year ended 31 December 2024. See “Results of operations by segment — Shipping — Year ended 31 December 2024 compared to the year ended 31 December 2023” above for detail.

Revenue — Product Services

Revenue — Product Services increased by US$878.1 million, or 51.0% from US$1,722.8 million for the year ended 31 December 2023 to US$2,600.9 million for the year ended 31 December 2024. See “Results of operations by segment — Product Services — Year ended 31 December 2024 compared to the year ended 31 December 2023” above for detail.

Cost of cargo and delivery expenses — Product Services

Cost of cargo and delivery expenses — Product Services increased by US$843.8 million, or 54.5% from US$1,547.1 million for the year ended 31 December 2023 to US$2,390.9 million for the year ended 31 December 2024. See “Results of operations by segment — Product Services — Year ended 31 December 2024 compared to the year ended 31 December 2023” above for detail.

Voyage expenses — Shipping

Voyage expenses — Shipping decreased by US$125.5 million, or 24.6%, from US$509.3 million for the year ended 31 December 2023 to US$383.8 million for the year ended 31 December 2024. See “Results of operations by segment — Shipping — Year ended 31 December 2024 compared to the year ended 31 December 2023” above for detail.

Vessel operating expenses

Vessel operating expenses remained relatively stable for the years ended 31 December 2024 and 2023, increasing by US$2.8 million, or 3.4%, from US$82.2 million for the year ended 31 December 2023 to US$85.0 million for the year ended 31 December 2024.

Time charter contracts (non-lease components)

Time charter contracts (non-lease components) remained relatively stable for the years ended 31 December 2024 and 2023, decreasing by US$0.7 million, or 3.3%, from US$20.4 million for the year ended 31 December 2023 to US$19.7 million for the year ended 31 December 2024.

General and administrative expenses

General and administrative expenses rose by US$14.3 million, or 25.2%, from US$56.8 million for the year ended 31 December 2023 to US$71.1 million for the year ended 31 December 2024. This increase was primarily driven by a US$16.4 million rise in employee expenses, attributable to the expanded workforce resulting from the establishment of the Group’s Dubai office, aimed at advancing Infrastructure projects. Additionally, the Product Services team experienced growth in both existing and new markets in response to rising trading volumes. The increase in salary and benefits expenses was further driven by higher bonus provisions in Product Services, commensurate with the increase in realised profits within the Product Services segment.

Charter hire expenses

Charter hire expenses decreased by US$29.7 million from US$30.7 million for the year ended 31 December 2023 to US$1.0 million for the year ended 31 December 2024. This reduction was primarily driven by profit sharing of US$19.5 million for three chartered-in vessels, which was due to higher freight rates in the year ended 31 December 2023, compared to the year ended 31 December 2024. Additionally, the decline in charter hire expenses for the year ended 31 December 2024 was also attributed to the expiration of two chartered-in vessels, which had been classified as short-term leases in the year ended 31 December 2023, amounting to expenses of US$7.9 million in the year ended 31 December 2023.

Other operating income/(expense) — net

Other operating income/(expense) — net amounted to income of US$1.3 million for the year ended 31 December 2024, compared to an expense of US$1.0 million for the year ended 31 December 2023.

Depreciation

Depreciation decreased by US$15.8 million, or 7.3%, from US$217.1 million for the year ended 31 December 2023 to US$201.3 million for the year ended 31 December 2024. This decrease was primarily driven by a US$31.6 million decrease in depreciation of right-of-use assets (vessels) within the Product Services segment. See “Results of operations by segment — Product Services — Year ended 31 December 2024 compared to the year ended 31 December 2023” above for detail. However, this decrease in depreciation in the Product Services segment was offset by a US$15.8 million increase in Depreciation – Shipping segment which was due to the following reasons: (i) a US$11.8 million increase in depreciation of right-of-use assets (vessels), primarily related to one new chartered-in VLGC, and (ii) a US$4.0 million increase in depreciation of owned vessels, largely attributable to the acquisition of 12 VLGCs from Avance Gas by the Shipping segment for the year ended 31 December 2024.

Gain on disposal of vessels

Gain on disposal of vessels was US$42.4 million for the year ended 31 December 2023 and US$20.4 million for the year ended 31 December 2024. These gains were attributable to the sale of three vessels in the year ended 31 December 2023 and one vessel in the year ended 31 December 2024, respectively.

Operating profit

For the reasons discussed above, operating profit decreased by US$90.0 million, or 17.2%, from US$523.7 million for the year ended 31 December 2023 to US$433.7 million for the year ended 31 December 2024.

Interest income

Interest income increased by US$5.5 million from US$10.1 million for the year ended 31 December 2023 to US$15.6 million for the year ended 31 December 2024. This increase was primarily driven by higher interest income generated from increased bank balances during the year ended 31 December 2024, compared to the prior year.

Interest expense

Interest expense decreased by US$7.5 million, or 27.3%, from US$27.3 million for the year ended 31 December 2023 to US$19.8 million for the year ended 31 December 2024. This decrease was primarily attributed to reduced bank borrowings during the year ended 31 December 2024, as the Group continued to pay down its term loans, with a significant portion of this occurring in the first quarter of 2024. However, the Group drew down on its revolving credit facilities and on a shareholder bridging loan later in 2024 to finance the acquisition of 12 VLGCs from Avance Gas, resulting in a net decrease in interest expenses from bank borrowings of US$9.4 million. This reduction was offset partially by a net decrease in interest rate swap receipts of US$2.6 million compared to the year ended 31 December 2023.

Finance expenses — net

For the reasons discussed above, finance expenses — net decreased by US$11.0 million, or 55.9%, from US$19.8 million for the year ended 31 December 2023 to US$8.7 million for the year ended 31 December 2024.

Income tax expense

Income tax expense increased by US$19.1 million, rising from US$11.0 million for the year ended 31 December 2023 to US$30.1 million for the year ended 31 December 2024. This increase was primarily driven by higher tax provisions within the Product Services segment, which rose by US$14.6 million to US$21.7 million for the year ended 31 December 2024, reflecting the increased net profit before tax in that segment. Additionally, the Group incurred higher tax expenses of US$4.6 million due to withholding taxes related to dividends and interest income repatriated from subsidiaries in foreign jurisdictions.

Profit after tax

For the reasons discussed above, profit after tax decreased by US$98.1 million from US$493.0 million for the year ended 31 December 2023 to US$394.9 million for the year ended 31 December 2024.

Please refer to Item 5.A “Operating and Financial Review and Prospects—Operating Results” in the Group’s registration statement on Form 20-F for a comparative discussion of the Group’s operating results for the year ended 31 December 2023 compared to the year ended 31 December 2022.

5.B.LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

As of 31 December 2024, the Group had cash and cash equivalents of US$279.7 million, compared to US$287.5 million as of 31 December 2023. The Group has financed its capital requirements with cash flows from operations as well as bank borrowings. Financing for the Group has historically been provided through intercompany current accounts to meet the working capital requirements of the Group. External debt is primarily held by BW LPG Holding Pte Ltd, a wholly-owned subsidiary of the Company, where interest rates are hedged using interest rate swaps, and foreign exchange is hedged using foreign exchange forward contracts.

The Group’s principal sources of funds for its liquidity needs are cash flows from operations, and bank borrowings constitute further support to cash flows from operations as an additional source of funding. The Group’s main uses of funds have been expenditures for drydockings and other vessel maintenance expenditures, acquisition of new and second-hand vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenses incurred to ensure the Group’s vessels comply with international and regulatory standards, purchases of cargoes, finance expenses and repayment of borrowings, trust receipts and margin calls.

The Group invested approximately US$40 million in infrastructure projects in India during the year ended 31 December 2024. See “Item 4. Information on the Company — 4.B. Business Overview — Infrastructure Projects.”

There are no material legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

The management of the Group believes that cash flows from operations and undrawn funds available under bank borrowings and trade finance facilities will be sufficient to support its growth strategy, which may involve the potential purchase of vessels, acquisition of subsidiaries, related investments or increase in cargo trades. Management also expects to use the funds in accordance with the Group’s capital return policy. Depending on market conditions in the LPG maritime transportation industry and acquisition opportunities that may arise, the Group may seek to obtain additional debt or equity financing.

The Group uses cash to fund dividend payments in accordance with its dividend policy. See “Item 8. Financial Information — 8.A. Consolidated Statements and Other Financial Information — Dividend Policy.”

The Group also uses cash to fund share repurchases. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

The Company is of the opinion that the working capital available for the Group is sufficient for its present purposes.

Cash Flows

The following table summarises the Group’s historical cash flows under IFRS and is extracted from the Financial Statements.

	Year ended 31 December
US$’000	2024	2023
Net cash from operating activities	749,144	513,363
Net cash (used in) / from investing activities	(541,214)	68,568
Net cash used in financing activities	(138,067)	(645,290)
Net increase / (decrease) in cash and cash equivalents	69,863	(63,359)
Cash and cash equivalents at the beginning of the financial year	162,037	225,396
Cash and cash equivalents at the end of the financial year	231,900	162,037

Net cash from operating activities

Net cash from operating activities increased by US$235.8 million, or 45.9%, rising from an inflow of US$513.4 million for the year ended 31 December 2023 to an inflow of US$749.1 million for the year ended 31 December 2024. This increase was primarily driven by a US$335.9 million enhancement from changes in working capital for the year ended 31 December 2024, due to the following factors: (i) US$144.1 million resulting from the release of restricted cash used for margin maintenance and (ii) US$191.8 million attributable to net favourable changes in working capital balances, including inventories, trade receivables, payables and derivative financial instruments. This increase was partially offset by a US$85.8 million decrease in cash flow from operating activities, after adjusting for non-cash income or expenses for the year ended 31 December 2024, compared to the year ended 31 December 2023.

Net cash (used in) / from investing activities

Net cash used in investing activities consisted of an outflow of US$541.2 million in the year ended 31 December 2024, compared to an inflow of US$68.6 million in the year ended 31 December 2023. Net cash used in investing activities primarily reflected the acquisition of 12 VLGCs from Avance Gas during the year ended 31 December 2024. The aggregate consideration for the acquisition was US$1,050.0 million, including a cash payment of US$588.3 million, net of US$129.1 million amount of borrowings assumed from the seller, and US$332.6 million settled through the issuance of the Company’s ordinary shares to Avance Gas. Additionally, during the year ended 31 December 2024, the Group invested US$30.2 million for a 8.5% non-controlling stake in CPIL, a company listed on the National Stock Exchange of India.

Net cash used in financing activities

Net cash used in financing activities decreased by US$507.2 million from an outflow of US$645.3 million for the year ended 31 December 2023 to an outflow of US$138.1 million for the year ended 31 December 2024. This decrease in net cash used in financing activities was primarily driven by a US$538.8 million increase in the drawdown of the Group’s revolving credit facilities and a shareholder bridging loan, which were mainly utilised to finance the cash payment for the acquisition of vessels from Avance Gas. Additionally, in the year ended 31 December 2023, the Group spent US$23.7 million to repurchase treasury shares, which did not occur in the year ended 31 December 2024. These reductions in cash used in financing activities were partially offset by a US$41.5 million net increase in cash outflows related to financing activities for the Product Services segment for the year ended 31 December 2024, compared to 31 December 2023.

Please refer to Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Group’s registration statement on Form 20-F for a comparative discussion of the Group’s cash flows for the year ended 31 December 2023 compared to the year ended 31 December 2022.

Capital Resources and Indebtedness

As of 31 December 2024, the Group had entered into the following secured term loan facilities and revolving credit facilities:

		Principal
	Undrawn	amount
Facility agreement	facility amount	outstanding	Interest rate		Maturity date
	US$’000	US$’000
US$250,600,000 Term and Revolving Credit Facilities
K-Sure facility
Tranche A		10,644	SOFR + 1.41%		May 2028
Tranche B		11,423	SOFR + 1.41%		October 2028
Tranche C		11,471	SOFR + 1.41%		October 2028
Tranche D		11,200	SOFR + 1.41%		January 2029
Total (K-Sure facility)		44,738
Commercial facility
Tranche A	300	18,100	SOFR + 1.96%		May 2028
Tranche B	17,500		SOFR + 1.96%		October 2028
Tranche C	17,500		SOFR + 1.96%		October 2028
Tranche D	16,800		SOFR + 1.96%		January 2029
Total (Commercial facility)	52,100	18,100
Additional commercial facility
Tranche A	16	7,900	SOFR + 1.91	%(1)	May 2028
Tranche B	77	8,000	SOFR + 1.91	%(1)	October 2028
Tranche C	77	8,000	SOFR + 1.91	%(1)	October 2028
Tranche D	77	8,000	SOFR + 1.91	%(1)	January 2029
Total (Additional commercial facility	247	31,900
US$458,500,000 Senior Secured Term Loan and Revolving Credit Facility	133,600		SOFR + 1.91%		May 2026
US$198,412,500 Senior Secured Term Loan
Tranche A		26,409	SOFR + 2.06%		June 2026
Tranche B		73,666	SOFR + 2.06%		November 2026
US$460,000,000 Revolving Credit Facility	15,000	445,000	SOFR + 1.25%		November 2031
US$250,000,000 BW Group Unsecured Revolving Credit Facility(2)	170,000	80,000	SOFR + 2.20%		August 2025

(1)

There is a sustainability margin adjustment mechanism for the additional commercial facility to receive a 0.05% increase or reduction in the margin based on the sustainability score of the Group’s owned vessels. For 2024, the Group has achieved the 0.05% reduction in the margin since the Group’s vessels have met the sustainability criteria.

(2)	All amounts outstanding under this facility were repaid in January 2025.

US$250,600,000 Term and Revolving Credit Facilities

In April 2016, the Group entered into a US$220.8 million secured term loan to finance four of its VLGC newbuilds. The facility comprised of a tranche insured by Korea Trade Insurance Corporation (“K-Sure”) of up to US$147.2 million and a commercial tranche of up to US$73.6 million. The facility has an amortisation profile of 18 years and is secured by mortgages on the four VLGCs.

On 21 December 2021, the facility was upsized with a US$40.0 million sustainability-linked reducing revolving credit facility to finance the installation of the dual-fuel LPG propulsion engines on the four VLGC vessels. Simultaneously, US$70.2 million of the commercial loan was converted to a revolving credit facility and repaid. All other terms remained unchanged.

US$458,500,000 Senior Secured Term Loan and Revolving Credit Facility

In May 2019, the Group entered into a US$458.5 million facility comprising of US$258.5 million senior secured term loan and US$200.0 million revolving credit facility to refinance its US$800.0 million facility maturing in November 2020. The loan has an amortisation profile of 11 years and is secured by mortgages on 14 of the Group’s owned vessels.

On 28 February 2020, the Group amended the facility to convert US$100.0 million of the US$238.5 million outstanding term loan into revolving credit facility with all other terms unchanged.

On 31 August 2021, the then outstanding term loan amount of US$67.0 million was early repaid.

As of 31 December 2024, there was no drawdown from the revolving credit facility and three vessels remained mortgaged under the facility.

US$198,412,500 Senior Secured Term Loan

In May 2021, the Group entered into a US$198.4 million secured term loan to refinance the purchase of eight second-hand VLGCs. The loan, which is secured by the eight second-hand vessels, has an amortisation profile of 7.5 years.

US$460,000,000 Revolving Credit Facility

On 1 November 2024, BW LPG Holding Pte. Ltd., as borrower, entered into a US$460 million revolving credit facility with BNP Paribas, Oversea-Chinese Banking Corporation Limited, DBS Bank Ltd., United Overseas Bank Limited and MUFG Bank, Ltd., Singapore Branch as arrangers, certain banks and financial institutions listed therein as lenders, BNP Paribas as agent and security agent and BW LPG as guarantor, to support its business activities, including the acquisition of new vessels by any subsidiary of the borrower and the repayment of maturing loans, as well as general corporate and working capital purposes.

The facility is secured by eight second-hand VLGCs and has an amortisation profile of 13 years, maturing on 28 November 2031. The borrower’s obligations under the facilities agreement are guaranteed by BW LPG.

Drawdowns under the revolving credit facility bear interest at a compounded reference rate calculated by the agent in accordance with the methodology described in the facilities agreement.

As of the date of this annual report, the outstanding amount under the revolving credit facility was US$454.343 million.

US$250,000,000 BW Group Revolving Credit Facility

On 28 August 2024, the Group entered into a US$250 million unsecured revolving credit facility with BW Group to fund the acquisition of VLGCs from Avance Gas. This facility can be utilised until one month before its maturity date on 30 August 2025. As of 31 December 2024, the Group had utilised US$80 million under this facility. The Group fully repaid the amount outstanding under this facility in January 2025.

Interest rate swaps

The Group holds interest rate swaps to hedge the interest rate risk on bank borrowings. As of 31 December 2024, the Group had interest rate swaps with total notional principal amounting to US$179.1 million and mature between March 2025 and July 2029. Hedge accounting was adopted for these contracts.

The Group’s interest rate swaps are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”) master agreements. All of the Group’s interest rate swaps have transitioned to SOFR fixing, with some of them transitioned to a five-day lookback and a credit adjustment spread of 26 basis points and the rest of them using the fallback of the ISDA 2020 IBOR Fallbacks Protocol (i.e., two-day lookback and credit adjustment spread of 26 basis points).

Trade finance facilities

As of 31 December 2024, the Group via its subsidiary BW LPG Product Services Pte Ltd, has entered into various uncommitted trade finance facilities totalling US$796 million to support its LPG trading activities. Trade finance facilities are secured against the underlying LPG cargoes and related receivables, with further support from a corporate guarantee from BW LPG Limited. As of 31 December 2024, borrowings under these facilities bear interest at floating interest rates ranging from 5.0% to 7.0%.

Financial Covenants

Certain of the Group’s bank facilities contain financial covenants requiring the Company as the guarantor under the facilities agreements to ensure that, among other things:

●	the Group has liquidity (including undrawn available lines of credit with a maturity exceeding six months) on a consolidated basis of no less than US$50 million and at least US$20 million of cash and cash equivalents;
●	the Group’s adjusted equity on a consolidated basis on the last day of any fiscal quarter is no less than US$350 million; and
●	the Group’s adjusted equity on a consolidated basis is at all times no less than 25% of the sum of the Group’s liabilities and adjusted equity.

Restrictive Covenants

The Group is required to deliver compliance certificates, which include valuations of the vessels securing the applicable facility from two independent ship brokers. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% of the outstanding indebtedness under the applicable facilities, the Group must either provide additional collateral and/or prepay part of the loan to ensure compliance, as applicable.

Other than as stated, the Group’s compliance with the financial covenants listed above is measured as of the end of the second and fourth fiscal quarter of each year. As of 31 December 2024, the Group was in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

Capital Expenditures

The Group’s main capital expenditures arise from drydockings and other vessel maintenance expenditures and acquisition of second-hand vessels.

The following table sets forth information on the Group’s capital expenditures for the periods indicated:

	For the year ended
	31 December
	2024	2023
US$’000
Purchase of secondhand vessels	1,049,212	102,021
Drydocking and vessel upgrades	14,332	13,931
Total	1,063,544	115,952

The Group invested approximately US$40 million in infrastructure projects in India during the year ended 31 December 2024. See “Item 4. Information on the Company — 4.B. Business Overview — Infrastructure Projects.”

See Note 21 to the Financial Statements for details on material cash requirements from known contractual obligations.

5.C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Group does not undertake any significant expenditure on research and development and have no significant interests in patents or licences.

5.D.TREND INFORMATION

Key trends that are reasonably likely to impact the Group’s business, results of operations and financial condition include the following:

●	Geopolitical events and political instability, including increased trade protectionism and tariffs may impact the Group’s business and operations. The war in Ukraine and the armed conflict in Yemen have impacted and may continue to impact the Group’s operations and charter rates and costs. The Group is currently redirecting its vessels to avoid the areas affected by the war in Ukraine and the armed conflict in Yemen as uncertainty and risk of damage remains high.
●	LPG production in the United States increased in 2024 and is expected to continue growing in 2025. Export growth in subsequent years is expected to see support from new LPG export terminals (source: NGLS, January 2025).
●	Most of the exports from the United States are to the Far East. China’s LPG imports have continued to grow in 2024. The PDH capacity in China, which is a driver of LPG demand, has grown significantly since 2021 and is expected to continue growing in 2025 (source: Fearnleys, February 2025).

Restored water levels at the Panama Canal’s main water reservoir have enabled more vessels to transit the canal when sailing between the US Gulf and the Far East, which contributed to lower day rates during certain periods in 2024. With the canal currently operating near full capacity, the likelihood for higher transit fees and waiting time will likely increase going forward. See “Item 4. Information on the Company — 4.B. Business Overview — Market Overview — Key LPG shipping demand drivers & — VLGC supply” for more detail.

5.E.CRITICAL ACCOUNTING ESTIMATES

Not applicable.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.DIRECTORS AND SENIOR MANAGEMENT

Directors

The directors and their principal functions within the Company, together with a brief description of their management experience and expertise and principal business activities outside the Company, are set out below.

Name	Position	Age
Andreas Sohmen-Pao	Chairman, Non-Executive Director	53
Anne Grethe Dalane	Non-Executive Director	64
Sonali Chandmal	Non-Executive Director	56
Luc Gillet	Non-Executive Director	66
Sanjiv Misra	Non-Executive Director	64
Andrew E. Wolff	Non-Executive Director	55

The following is a brief biography of each of the Company’s directors.

Andreas Sohmen-Pao

Andreas Sohmen-Pao is Chairman of the Company and chairman of BW Group, BW Offshore, Hafnia, BW Epic Kosan, BW Energy and Cadeler. He is also chairman of the Global Centre for Maritime Decarbonisation and a trustee of the Lloyd’s Register Foundation. Mr. Sohmen-Pao was previously chairman of the Singapore Maritime Foundation and has served as a non-executive director of The Hongkong and Shanghai Banking Corporation Ltd, London P&I Club, Esplanade Co Ltd, National Parks Board Singapore, Sport Singapore and the Maritime and Port Authority of Singapore amongst others. Mr. Sohmen-Pao graduated from Oxford University in England with an honours degree in Oriental Studies and holds an MBA from Harvard Business School.

Anne Grethe Dalane

Anne Grethe Dalane has served on the Board of Directors since 21 November 2013 as an independent director. She is the Chair of the Audit Committee. Ms. Dalane currently serves on the board of directors of Petroleum Geo-Services and Arendals Fossekompani. Her board experience includes Hafslund, EDB Business Partners and Prosafe. Ms. Dalane has held various senior management positions at Yara International and Norsk Hydro in the areas of human resources, corporate strategy and finance. Ms. Dalane is a certified financial analyst and holds an MBA from the Norwegian School of Economics.

Sonali Chandmal

Sonali Chandmal has served on the Board of Directors since 20 May 2020 as an independent director. She is currently a partner at A Lamot Incobel & Co, an advisory firm focused on private equity opportunities and funding in Europe, India and America. Ms. Chandmal serves on the board of directors and renumeration committee of Ageas SA/NV, the board of directors and renumeration committee chair of Ageas Portugal Holding SGPS S.A. and the board of directors, audit and sustainability committees of Medicover AB. Additionally, she is also on the board of directors of Ackermans & van Haaren SA/NV, the Harvard Club of Belgium and Chapter Zero Brussels. From 1997 to 2017, she worked at Bain & Company, a leading global strategy and management consulting firm, at its offices in San Francisco, London and Brussels. Prior to that, Ms. Chandmal worked at Robertson Stephens & Company, an investment bank specialising in high technology IPOs and mergers & acquisitions. Ms. Chandmal holds a BA in Economics from the University of California at Berkeley, and an MBA at the Harvard University Graduate School of Business Administration.

Luc Gillet

Luc Gillet has served on the Board of Directors since 15 May 2023 as an independent director. Mr. Gillet started his career in 1982 with ETPM and joined Bureau Veritas in 1983 where he held various management positions. Mr. Gillet joined TotalEnergies in 2003, he was named Senior Vice President Shipping in 2008 and served until 2022. Mr. Gillet currently serves as an independent director of GTT and Orion Global Transport France (OGTF). Mr. Gillet is a graduated engineer from Ecole Nationale Supérieure de Techniques avancées (1980) and holds an EMBA of HEC (1991).

Sanjiv Misra

Sanjiv Misra has served on the Board of Directors since 14 February 2024 as an independent director. Mr. Misra is Chairman of Clifford Capital Holdings and Bayfront Infrastructure Management Pte Ltd, a Non-Executive Director of Partners Capital Group, and a member of the BW Group Supervisory Board. He is also an Independent Advisor and Chairman of the Asia Pacific Advisory Board for Apollo Global Management and President of Phoenix Advisers Pte Ltd, a boutique consulting and principal investing firm. Mr. Misra began his investment banking career with Goldman Sachs & Co in 1986, spanning over a decade in New York, Hong Kong, and Singapore. In 1997, he joined Citigroup, where he served as the Head of the Asia Pacific Corporate Bank, CEO of Global Corporate and Investment Banking Group (Singapore and Brunei), and Country Officer for Singapore. He was also the Citigroup Head of Asia Pacific Investment Banking, and Head of Equity Capital Markets for Asia-Pacific. Mr. Misra was previously an independent director at Olam International, EDBI, OUE Hospitality REIT Management, Edelweiss Financial Services Ltd, the National University Health System and Singapore Symphonia Company Pte Ltd, amongst others. He was a board member and trustee of the Singapore Management University. Mr. Misra holds a Bachelor of Arts in Economics from Delhi University, a Post-Graduate Diploma in Management from the Indian Institute of Management, and a Master of Management from Kellogg School of Management at Northwestern University.

Andrew E. Wolff

Andrew E. Wolff has served on the Board of Directors since 20 May 2020 as an independent director. He was most recently Global Co-Head of the Merchant Banking Division (“MBD”), Head of MBD International and Global Co-Head of Private Equity for Goldman Sachs. He was the Co-Chief Investment Officer of the flagship Merchant Banking private equity funds. Mr. Wolff was a member of the European Management Committee, Corporate Investment Committee, Infrastructure Investment Committee, and co-chairman of the Growth Equity Investment Committee. Mr. Wolff joined Goldman Sachs in 1998 in the Principal Investment Area and was named Managing Director in 2005 and Partner in 2006. He has experience investing across global markets and has served on the boards of companies in the United States, Canada, Argentina, Brazil, Japan, China, Korea, the United Kingdom, France, Norway and Denmark. Mr. Wolff earned a BA in Philosophy from Yale University in 1991 and a JD and MBA from Harvard Law School and Harvard Business School, respectively, in 1998.

Senior Management

The current members of the senior executive team with responsibility for day-to-day management of the Group’s business are set out below.

Name	Position	Age
Kristian Sørensen	Chief Executive Officer	48
Samantha Xu	Chief Financial Officer	44
Prodyut Banerjee	Vice President and Head of Operations	62
Knut-Helge Knutsen	Vice President and Head of Technical	55
Iver Baatvik	Vice President and Head of Corporate Development	42
Leona Leo	Vice President and Head of Human Resources	48

The management experience and expertise of the Senior Management is set out below.

Kristian Sørensen

Kristian Sørensen has over 20 years of experience in the LPG shipping industry where he has held several commercial and management positions. He started his career as a shipbroker in Lorentzen & Stemoco in 2002 before joining Inge Steensland AS (today Steem1960) in 2004 as a broker and later partner and Head of Gas department. From 2010-2013, he was responsible for expanding and heading its Singapore office. In 2016 he became CEO of Norwegian broking house Fearnleys, and also served as Deputy Group CEO for the Astrup Fearnley Group until 2021, when he joined Avance Gas as CEO. Mr. Sørensen joined BW LPG as Deputy CEO and Head of Strategy in September 2022. Mr. Sørensen spent two years in the Royal Norwegian Navy as a graduate of the Junior Naval Academy and holds a “Siviløkonom” degree from the Norwegian School of Economics (NHH).

Samantha Xu

Samantha Xu has more than 20 years of international finance experience in the shipping and energy sectors. Samantha started her career with A. P. Moller-Maersk Group as management trainee, and worked in its headquarters in Copenhagen, Denmark as financial controller upon graduation. She also headed the finance team for Odfjell SE in the Middle East before joining J. Lauritzen Singapore as its CFO in 2012. In 2019, she joined Royal Vopak, a leading independent terminal company, as its Finance Director managing their terminal portfolio in Asia and the Middle East. Her career primarily focuses on board governance, risk management, project investment and M&A. Ms. Xu holds a Global Executive MBA and a Corporate Governance Certificate from INSEAD, and an Accredited Senior Director of Singapore Institute of Directors.

Prodyut Banerjee

Captain Prodyut Banerjee has more than 18 years of experience in Global Operations in the maritime industry. He has held various leadership positions with BW Group since 2005. Prior to joining BW Group, he worked with ExxonMobil for over 15 years, serving on vessels at sea and in shore positions in the United Kingdom. He has an MBA from the National University of Singapore.

Knut-Helge Knutsen

Knut-Helge Knutsen is a seasoned maritime professional with 30 years of experience in the shipping industry, including more than 20 years in leadership roles. Before joining BW LPG in 2013, he was Regional Manager at Veritas Petroleum Services for six years and was with DNV for 11 years where he led various technical departments related to ship building in Norway and South Korea. Mr. Knutsen is also a member of LIoyd’s Nordic Committee and DNV Nordic Safety Committee. He has a Master’s degree in Marine Engineering from the Norwegian University of Science and Technology and Global Business Leadership qualifications from the IMD Business School in Switzerland.

Iver Baatvik

Iver Baatvik is a seasoned finance professional with over a decade of investment banking experience at ABN AMRO and Sissener. before joining BW LPG in 2018. Mr. Baatvik has a Master’s Degree in Economics from the University of Oslo and a Bachelor’s degree in Business and Administration from Pacific Lutheran University in Tacoma, Washington.

Leona Leo

Leona Leo brings more than 18 years of experience in the oil and energy industry. She began her career in Accenture Singapore as a consultant in organization change management. She then spent 15 years with Chevron in several senior HR positions, including a two-year assignment at Chevron’s HQ in California. Thereafter, she moved to Shell to lead HR for the chemical manufacturing business unit. Before joining BW LPG, she was Global HR business partner to the COO and CFO at Maxeon Solar. She has an MBA and a Bachelor of Business degree with First Class Honors from Nanyang Technological University (NTU) in Singapore.

6.B.COMPENSATION

Directors’ Remuneration

The shareholders of the Company at the Annual General Meeting (“AGM”) of the Company determine the remuneration of the Board. The remuneration of the directors reflects their competence, level of activity, responsibility, use of resources and the complexity of the business activities. The remuneration of the directors is not linked to the Company’s performance and the directors do not receive profit-related remuneration, share options or retirement benefits from the Company.

	2024	2023	2022
	US$’000	US$’000	US$’000
Directors’ Remuneration
Directors’ fees	585	376	376

Senior Management’s Remuneration

The Board has established guidelines that set out the main principles applied in determining the salary and other remuneration of the Senior Management. They are communicated at the AGM and are also made available on the Company’s website. Remuneration of the Senior Management is reviewed annually and approved by the Board based on recommendations by the Remuneration Committee. The Remuneration Committee considers the performance of the Senior Management and gathers information from comparable companies before making its recommendation to the Board.

	2024	2023
	US$’000	US$’000
Senior Management’s Remuneration
Salaries and other short-term employee benefits	3,500	3,333
Post-employment benefits – contribution to defined contribution Plans	1,692	1,859
Total	5,192	5,192

In addition, the Senior Management has been granted options pursuant to the share-based compensation plans (see “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership — Senior Management’s Share Ownership”).

Share-Based Compensation Plans

The Company operates an equity-settled, share-based compensation plan: the five-year long-term management share option plan launched on 1 March 2022 (“LTIP 2022”). Under LTIP 2022, at the end of the vesting periods between February 2025 and February 2029, 3,500,000 Shares may be acquired by certain employees from the Company at a predetermined strike price. The Company also operated a five-year long-term management share option plan launched on 21 April 2017 (“LTIP 2017”). Under LTIP 2017, at the end of the vesting periods between February 2020 and February 2024, 2,083,424 Shares were acquired by certain employees from the Company at a predetermined strike price.

Under LTIP 2017, members of senior management of the Company were awarded share options on an annual basis for a period of five years. The total number of options that were awarded under LTIP 2017 was 568,000 for 2017 and 2018, and 1,515,424 from 2019 to 2021, where each option gives the holder the right to acquire one Share from the Company. The options (i.e. 284,000 options for 2017 and 2018, 568,000 for 2019, 470,304 for 2020 and 477,120 for 2021) were awarded each year in connection with the publication of the quarterly report for the fourth quarter for the preceding year, except for 2017 in which the options were awarded on 21 April 2017. The strike price for the options is equal to the sum of (i) the volume weighted average share price (“VWAP”) quoted on the OSE on the first five trading days following the announcement of such quarterly report, and (ii) 16% of the VWAP. The strike price for the options awarded on 21 April 2017 was NOK 48.15; on 28 February 2018, NOK 42.98; on 28 February 2019, NOK 30.75; on 6 March 2020, NOK 61.64; and on 1 March 2021, NOK 56.98.

Under LTIP 2022, members of senior management and certain employees of the Company will, on an annual basis for a period of five years, be awarded share options. The total number of options that will be awarded under LTIP 2022 is 3,500,000 (adjusted in 2023 from 3,548,500 when it was set in 2022), where each option will give the holder the right to acquire one Share from the Company. The total number of options that were awarded under LTIP 2022 was 624,536 in 2022, 709,700 in 2023, and 631,963 in 2024. The options (i.e. 709,700 options) will be awarded each year in connection with the publication of the quarterly report for the fourth quarter of the preceding year. The strike price for the options shall be equal to the sum of (i) the VWAP quoted on the OSE on the first five trading days following the announcement of such quarterly report, and (ii) 16% of the VWAP. The strike price for the options awarded on 1 March 2022 was NOK 63.15; on 28 February 2023, NOK 109.77; and on 29 February 2024, NOK 142.32.

The LTIP 2017 and LTIP 2022 options will have a vesting period of three years from being awarded, and may then be exercised during the course of a period of three additional years. The LTIP 2017 and LTIP 2022 options are non-tradable and conditional upon the option holder being employed by the Company or its subsidiaries and not having resigned or being terminated for cause prior to the vesting date.

Defined Contribution Plans

The Company provides defined contribution plans for all employees (including Senior Management), which are post-employment benefit plans under which the Company pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The total amount the Company contributed to the defined contribution plans for the year ended 31 December 2024, 2023 and 2022 was US$874,000, US$731,000 and US$418,000, respectively.

6.C.BOARD PRACTICES

Board of Directors

The Company’s Board of Directors consists of six directors. All the directors were re-elected at the 2024 AGM on 12 June 2024 for a term until the next annual general meeting in 2025.

Board Committees

The Board of Directors has an audit committee (“Audit Committee”) and a remuneration committee (“Remuneration Committee”). Each committee’s members and functions are described below.

Audit Committee

The Board of Directors has established the Audit Committee as a preparatory and advisory committee for the Board, consisting of three members, all of which are also members of the Board. Anne Grethe Dalane, Sonali Chandmal and Sanjiv Misra serve as members of the Audit Committee. Anne Grethe Dalane serves as the Chair of the Audit Committee. All members of the Audit Committee are independent.

The responsibilities of the Audit Committee include but are not limited to: (i) receiving and reviewing compliance and internal audit reports on a quarterly basis; (ii) monitoring and reviewing internal audit activities, reports and findings; (iii) reviewing annual supervisory plan for internal audit work; (iv) reviewing and monitoring internal controls in connection with quarterly reviews of the Company’s financial reporting; and (v) reviewing the Company’s internal control procedures with the Board and the auditor.

Remuneration Committee

The Board of Directors has established the Remuneration Committee in order to ensure thorough and independent preparation of matters relating to compensation paid to the Senior Management. The Remuneration Committee consists of two members, both of which are also members of the Board of Directors. Andreas Sohmen-Pao and Luc Gillet serve as members of the Remuneration Committee. Andreas Sohmen-Pao serves as the Chair of the Renumeration Committee and is not independent of the largest shareholder of the Company.

The responsibilities of the Remuneration Committee include but are not limited to considering the performance of the Senior Management and gathering information from comparable companies to make remuneration recommendation to the Board of Directors. Such recommendation aims to ensure convergence of the financial interests of the Company’s Senior Management and shareholders. Sustainability performance objectives are integrated into the variable remuneration of the Senior Management.

6.D.EMPLOYEES

The total number of Company personnel as of the end of the respective years is provided below.

Category	2024	2023	2022
Crew(1)	1,310	1,444	1,507
Employee	119	102	94
Singapore	55	55	51
Norway	36	31	29
Madrid	18	14	13
Dubai	5	—	—
Houston	3	2	1
Total	1,429	1,546	1,601

(1)	Number of crew includes those on both company-owned and BW India vessels. They are not employed by BW LPG but they are part of the workforce.

6.E.SHARE OWNERSHIP

Directors’ Share Ownership

None of the Company’s directors hold shares in the Company. BW Group Limited owns 48,407,126 Shares of the Company, representing 31.94% of the outstanding Shares as of 31 December 2024. BW Group is owned by a company controlled by corporate interests associated with the Sohmen family. Andreas Sohmen-Pao is a member of the Sohmen family.

Senior Management’s Share Ownership

As of 14 March 2025, Kristian Sørensen owns 7,000 Shares, Samantha Xu owns 2,000 Shares and Iver Baatvik owns 24,840 Shares. No other members of Senior Management own Shares. For information regarding issuance of share capital, please refer to “Item 6. Directors, Senior Management and Employees — 6.B. Compensation.”

As of 14 March 2025, the number of options granted to the Senior Management pursuant to the share-based compensation plans is set out in the following table.

Number of options
granted as of
Name	14 March 2025
Kristian Sørensen	661,941
Samantha Xu	170,000
Prodyut Banerjee	152,436
Knut-Helge Knutsen	152,436
Iver Baatvik	124,464
Leona Leo	50,812

6.F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.MAJOR SHAREHOLDERS

The information below describes the beneficial ownership of the Company’s Shares by each person or entity that beneficially own 5% or more of the Company’s 159,282,000 issued Shares, as of 14 March 2025.

			Percentage of
		Percentage of	Outstanding
Beneficial Owners	Shares Owned	Issued Shares	Shares(1)
BW Group Limited	48,407,126	30.39%	31.92%
Hemen Holding Limited	14,757,491	9.27%	9.73%
Folketrygdfondet	9,185,652	5.77%	6.06%
BW LPG Limited(2)	7,622,910	4.79%	N/A

(1)	The number of outstanding Shares excludes 7,622,910 treasury shares.
(2)	Treasury shares

None of the above shareholders hold voting rights which are different from those that are held by the Company’s other shareholders, except on a resolution to change the Company’s name to remove the reference to “BW,” where BW Group has requested such a resolution in accordance with the Company’s Constitution, where the Shares held by BW Group and its affiliates shall be deemed to have the number of votes equalling a multiple of ten times the entire number of Shares represented at such meeting.

Based on the information in the Company’s shareholder register and other sources available to the Company, as of 14 March 2025, there were 1,961 record holders of the Shares in the United States, representing 11.71% of the Company’s outstanding Shares. Since a certain number of the Shares were held by brokers or other nominees, the number of record holders of the Shares in the US may not be representative of the number of beneficial holders or of their country of residence.

BW Group owns 31.9% of the outstanding Shares of the Company as of 14 March 2025. Accordingly, BW Group is able to exercise significant influence over outcome of matters on which the Company’s shareholders are entitled to vote, including the election of Board of Directors and other significant corporate actions. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Shares — BW Group is the largest shareholder of the Group and has significant voting power and the ability to influence matters requiring shareholder approval.”

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

7.B.RELATED PARTY TRANSACTIONS

The Group’s largest shareholder is BW Group Limited. BW Group Limited is owned by a company controlled by corporate interests associated with the Sohmen family. The Group’s chair, Andreas Sohmen-Pao, is a member of the Sohmen family. The Group is not affiliated with any other entities in the shipping industry other than those that are members of the BW Group.

From time to time, the Group enters into agreements with BW Group Limited and companies within the BW Group and other related parties. The Group may enter into transactions with BW Group Limited and companies within the BW Group and other related parties from time to time in the future.

On 25 February 2022, the Group made a convertible loan of US$267,801.5 to Alpha Ori Technology Holdings Pte Ltd (“Alpha Ori”) repayable on 28 February 2023 with an interest rate of 3% per annum. The Group, via its subsidiary BW LPG Technologies Pte Ltd (“BW LPGT”), is a shareholder of Alpha Ori. BW Maritime Pte Ltd and Hafnia SG Pte. Ltd., related parties of the Group through the common shareholder BW Group, are shareholders of Alpha Ori. On 30 June 2022, the outstanding amount, including interest accrued until 30 June 2022, was converted into equity via the issuance of ordinary fully paid shares in Alpha Ori. Due to the debt to equity conversion, the Group was allocated an additional 154 ordinary shares of Alpha Ori and owned approximately 5.4% shares in Alpha Ori as at 30 June 2022.

On 15 May 2023, Alpha Ori issued a convertible promissory note (the “2023 Promissory Note”) to BW LPGT pursuant to which Alpha Ori promised to pay to BW LPGT the principal sum of US$160,622 (together with interest thereon from 15 May 2023, with interest accruing at a rate of 180-day average SOFR plus 3.0% per annum). On 30 October 2023, BW LPGT, amongst others, entered into a share purchase agreement (the “SPA”) with ZeroNorth A/S (“ZN”). Pursuant to the SPA, BW LPGT agreed to sell and ZN agreed to acquire all of BW LPGT’s shares in Alpha Ori in consideration for the issuance of 19,804 ordinary and 9,750 preference shares in ZN. The transactions under the SPA completed on 19 February 2024.

On 26 January 2024, Alpha Ori issued a second convertible promissory note (the “2024 Promissory Note”) to BW LPGT pursuant to which Alpha Ori promised to pay to BW LPGT the principal sum of US$352,869 (together with interest thereon from the date of disbursement by BW LPGT until, and including, 19 February 2024, calculated at a rate of 8.0% per annum).

On 19 February 2024, the 2023 Promissory Note was novated from Alpha Ori to ZN pursuant to the terms of a Promissory Note Novation and Capitalisation Deed dated on or about 19 February 2024. As of 31 December 2024, the 2023 Promissory Note remains outstanding.

On 28 August 2024, the Group entered into a US$250 million unsecured revolving credit facility with BW Group to fund the acquisition of VLGCs from Avance Gas. See “Item 5. Operating and Financial Review and Prospects – 5.B Liquidity and Capital Resources – Capital Resources and Indebtedness - US$250,000,000 BW Group Revolving Credit Facility”.

7.C.INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to pages F-1 through F-55 of this Form 20-F.

Legal Proceedings

The Company is not involved in any material legal proceedings.

Dividend Policy

The dividend policy of the Company is reviewed and approved by the Board of Directors and disclosed on the Company’s website. The Company intends to provide a quarterly dividend payout, subject to the discretion of the Board of Directors and the profits of the Company, as described below. As a guideline for declaring dividends, the Board of Directors generally aims for an annual payout ratio of 50% of Shipping NPAT, which may be enhanced to 75% and 100% of Shipping NPAT when the net leverage ratio is below 30% and 20%, respectively. Shipping NPAT is calculated as Profit attributable to equity holders of the Company, minus the Company’s share of BW LPG Product Services Pte. Ltd.’s Net profit/(loss) after tax (see Note 25 to the Financial Statements). See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Key performance indicators and non-IFRS financial measures” for the definition of and calculation of the net leverage ratio.

The declaration and payment of dividends is subject to the discretion of the Board of Directors and the profits of the Company, and the final amount of any dividends is determined by the Board of Directors. The Board of Directors may adjust the dividend payout for extraordinary items, such as vessel impairment or write-backs of impairment) and may also consider other factors in determining the payment and amount of any dividends, such as the following:

●	BW LPG Product Services Pte. Ltd.’s performance, as measured by, among other things, the amount of dividends distributed by BW LPG Product Services Pte. Ltd. to the Company;
●	the Group’s capital expenditure plans; and
●	the Group’s financing requirements, financial flexibility, and anticipated cash flows of the business. There can be no assurance that the Board of Directors will declare a dividend payment in any period.

8.B.SIGNIFICANT CHANGES

Other than as disclosed in Note 27 to the Financial Statements beginning on page F-55, no significant change has occurred since 31 December 2024.

ITEM 9.THE OFFER AND LISTING

9.A.OFFER AND LISTING DETAILS

The Shares have traded on the OSE under the symbol “BWLPG” since 21 November 2013. The Shares have traded on the NYSE under the symbol “BWLP” since 29 April 2024. As of 31 December 2024, the Company has 151,538,443 Shares issued and outstanding (excluding 7,743,557 treasury shares).

9.B.PLAN OF DISTRIBUTION

Not applicable.

9.C.MARKETS

The Shares are currently traded on the OSE under the symbol “BWLPG” and on the NYSE under the symbol “BWLP.”

Norwegian securities laws

Set out below is a summary of certain aspects of securities trading in Norway and the possible implications for shareholders of owning shares in a company that is trading on the OSE in addition to trading on the NYSE. Shareholders, whether they trade their shares through the NYSE or the OSE, who wish to clarify the aspects of securities trading in Norway and/or its impact on shareholders trading their shares in the United States should consult with and rely upon their own advisors.

The summary is based on the rules and regulations in force in Norway as at the date of this annual report, which may be subject to changes occurring after such date. This summary does not purport to be a comprehensive description of securities trading in Norway.

Introduction

The OSE and Euronext Expand are the only regulated markets for securities trading in Norway, being part of Euronext and operated by Oslo Børs ASA. Oslo Børs ASA is 100% owned by Euronext Nordics Holding AS, a holding company established by Euronext N.V. Euronext is a pan-European stock exchange with its registered office in Amsterdam and corporate headquarters at La Défense in Greater Paris. Euronext owns seven regulated markets across Europe, including Amsterdam, Brussels, Dublin, Lisbon, Milan, Oslo and Paris.

Information, control and surveillance

Under Norwegian law, the OSE is required to perform a number of surveillance and control functions. The surveillance and corporate control unit of the OSE monitors all market activity on a continuous basis. Market surveillance systems are largely automated, promptly warning department personnel of abnormal market developments.

The Financial Supervisory Authority of Norway controls the issuance of securities in both the equity and bond markets in Norway and evaluates whether the issuance documentation contains the required information and whether it would otherwise be unlawful to carry out the issuance.

Under Norwegian law, a company that is listed on a Norwegian regulated market, or has applied for listing on such market, must promptly release any inside information directly concerning the company (i.e., any information of a precise nature relating directly or indirectly to financial instruments, the issuer thereof or other matters which are likely to have a significant effect on the price of the relevant financial instruments or related financial instruments, and which has not been made public or is commonly known in the market). A company may, however, delay the release of such information in order not to prejudice its legitimate interests, provided that it is able to ensure the confidentiality of the information and that the delayed release would not be likely to mislead the public. The OSE may levy fines on companies violating these requirements.

Disclosure obligations

If a person’s, entity’s or consolidated ‘group’s proportion of the total issued shares and/or rights to shares in a company listed on a regulated market in Norway (with Norway as its home state, which is the case for the Company) reaches, exceeds or falls below the respective thresholds of 5%, 10%, 15%, 20%, 25%, 1/3, 50%, 2/3 or 90% of the share capital or the voting rights of that company, the person, entity or group in question has an obligation under the Norwegian Securities Trading Act of 29 June 2007 no. 75, as amended (the “Norwegian Securities Trading Act”) to notify the OSE and the issuer immediately. The same applies if the disclosure thresholds are passed due to other circumstances, such as a change in the company’s share capital.

In addition, the Company’s Constitution requires shareholders to make such notifications to the Company regarding their interest in securities in the Company as they are required to make under all applicable rules and regulations to which the Company is subject. See “Item 10. Additional Information — 10.B. Constitution” for more information on the disclosure obligations set forth in our Constitution.

Insider trading

According to Norwegian law, subscription for, purchase, sale, exchange or other acquisitions or disposals of financial instruments that are listed, or subject to the application for listing, on a Norwegian regulated market, or incitement to such dispositions, must not be undertaken by anyone who has inside information and thereby uses that information, as defined in Article 7 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and as implemented in Norway in accordance with Section 3-1 of the Norwegian Securities Trading Act. The same applies to the entry into, purchase, sale or exchange of options or futures/forward contracts or similar rights (including financial derivatives) whose value or price either depends on or has an effect on the price or value of such financial instruments or incitement to such dispositions.

Mandatory offer requirements

The Norwegian Securities Trading Act requires any person, entity or consolidated group that becomes the owner of shares representing more than one-third (or more than 40% or 50%) of the voting rights of a company listed on a Norwegian regulated market (with the exception of certain foreign companies) to, within four weeks, make an unconditional general offer for the purchase of the remaining shares in that company. A mandatory offer obligation may also be triggered where a party acquires the right to become the owner of shares that, together with the party’s own shareholding, represent more than one-third (or more than 40% or 50% as applicable) of the voting rights in the company and the OSE decides that this is regarded as an effective acquisition of the shares in question.

The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares that exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.

When a mandatory offer obligation is triggered, the person subject to the obligation is required to immediately notify the OSE and the company in question accordingly. The notification is required to state whether an offer will be made to acquire the remaining shares in the company or whether a sale will take place. As a rule, a notification to the effect that an offer will be made cannot be retracted. The offer and the offer document required are subject to approval by the OSE before the offer is submitted to the shareholders or made public.

The offer price per share must be at least as high as the highest price paid or agreed by the offeror for the shares in the six-month period prior to the date the threshold was exceeded. If the acquirer acquires or agrees to acquire additional shares at a higher price prior to the expiration of the mandatory offer period, the acquirer is obliged to restate its offer at such higher price. A mandatory offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered.

In case of failure to make a mandatory offer or to sell the portion of the shares that exceeds the relevant threshold within four weeks, the OSE may force the acquirer to sell the shares exceeding the threshold by public auction. Moreover, a shareholder who fails to make an offer may not, as long as the mandatory offer obligation remains in force, exercise rights in the company, such as voting in a general meeting, without the consent of a majority of the remaining shareholders. The shareholder may, however, exercise his/her/its rights to dividends in the event of a share capital increase. If the shareholder neglects his/her/its duty to make a mandatory offer, the OSE may impose a cumulative daily fine that runs until the circumstance has been rectified.

Any person, entity or consolidated group that owns shares representing more than one-third of the votes in a company listed on a Norwegian regulated market (with the exception of certain foreign companies) is obliged to make an offer to purchase the remaining shares of the company (repeated offer obligation) if the person, entity or consolidated group through acquisition becomes the owner of shares representing 40%, or more of the votes in the company. The same applies correspondingly if the person, entity or consolidated group through acquisition becomes the owner of shares representing 50% or more of the votes in the company. The mandatory offer obligation ceases to apply if the person, entity or consolidated group sells the portion of the shares which exceeds the relevant threshold within four weeks of the date on which the mandatory offer obligation was triggered.

Any person, entity or consolidated group that at the time of listing of the company had a shareholding above any of the above-mentioned thresholds may increase its shareholding up to the next applicable threshold (if any) without triggering the mandatory bid obligation.

Any person, entity or consolidated group that following listing of the company has passed any of the above-mentioned thresholds in such a way as not to trigger the mandatory bid obligation and has therefore not previously made an offer for the remaining shares in the company in accordance with the mandatory offer rules is, as a main rule, obliged to make a mandatory offer in the event of a subsequent acquisition of shares in the company.

9.D.SELLING SHAREHOLDERS

Not applicable.

9.E.DILUTION

Not applicable.

9.F.EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.SHARE CAPITAL

Not applicable.

10.B.CONSTITUTION

The information required by this section, including a summary of certain material provisions of the Company’s Constitution and of the Singapore Companies Act, in effect as of the date of this annual report insofar as they relate to the material terms of the Company’s Shares, is included in Exhibit 2.2 “Description of securities registered under section 12 of the Exchange Act” to this annual report. A copy of the complete text of the Company’s Constitution is filed as Exhibit 1.1 to this annual report.

10.C.MATERIAL CONTRACTS

Heads of Agreement between Avance Gas Holding Ltd and the Company – Acquisition of 12 VLGCs from Avance Gas

The Company, as buyer, and Avance Gas Holding Ltd, as seller, entered into a Heads of Agreement on 15 August 2024, which sets forth the overarching and coordinating terms and conditions for the sale by the seller and purchase by the buyer of 12 VLGCs.

The total consideration payable by the buyer for the purchase of the 12 VLGCs is US$1,050,000,000, which shall be settled by way of (i) the transfer from the buyer to the seller of 19,282,000 shares in the Company, and (ii) the payment of US$717,385,000 in cash by the buyer to the seller, subject to terms and conditions set out therein and established in separate memoranda of agreement for each vessel entered into on the date of signing of the Heads of Agreement and in agreements made between the parties and the lessor for the novation of the bareboat charters relating to two of the vessels.

Pursuant to the Heads of Agreement, the 12 VLGCs will be delivered between the date of agreement and 31 December 2024. On or prior the delivery of each VLGC, the buyer shall pay the purchase price for each vessel as follows:

●	The buyer shall pay the cash portion relating to that vessel to the seller, and
●	The buyer shall transfer the ownership to the consideration shares, having a value of the number of consideration shares times the share price of US$17.25, to the seller.

Facility agreement for US$460,000,000 revolving credit facility

See “Item 5. Operating and Financial Review and Prospects – 5.B Liquidity and Capital Resources –Capital Resources and Indebtedness – US$460,000,000 Revolving Credit Facility”.

Shareholder Rights Agreement

In connection with the Listing, the Company has entered into the Shareholder Rights Agreement with BW Group.

Pursuant to the Shareholder Rights Agreement, BW Group has the right to designate members to the Board of Directors as follows:

●	until the date on which BW Group and its controlled affiliates cease to beneficially own at least 10% of the outstanding shares in the Company, BW Group is entitled to designate one designee to be nominated by the Company to the Board of Directors;
●	until the date on which BW Group and its controlled affiliates cease to beneficially own at least 20% of the outstanding shares in the Company, BW Group is entitled to designate a total of two designees to be nominated by the Company to the Board of Directors; and
●	until the date on which BW Group and its controlled affiliates cease to beneficially own at least 30% of the outstanding shares in the Company, BW Group is entitled to designate a proportionate number of nominees to be presented for election by the Company’s shareholders, as follows: (i) when the total number of directors on the Board of Directors is even, BW Group may designate a number of directors equal to one-half of the total number of directors minus one, and (ii) when the total number of directors on the Board of Directors is odd, BW Group may designate a number of directors equal to the total number of directors minus one multiplied by 0.5.

Further, pursuant to the terms of the Shareholder Rights Agreement, BW Group has agreed that it shall not, and shall cause its controlled affiliates not to, transfer any shares of voting securities of the Company without the prior written consent of the Company to (i) any person or any shareholder group in an amount constituting 15% or more of the voting securities of the Company then outstanding or (ii) any person or shareholder that, immediately following such transfer, would beneficially own in the aggregate 15% or more of the voting securities of the Company then outstanding.

BW Group also has the following demand and piggyback registration rights with respect to its Shares pursuant to the Shareholder Rights Agreement:

●	BW Group and its controlled affiliates have the right, subject to certain conditions and exceptions, to request that the Company file a registration statement with the SEC for the sale and offer of all or part of the Shares held by BW Group and its controlled affiliates, and the Company shall use commercially reasonable efforts to cause any such registration statement to become effective as promptly as practicable; and
●	If the Company proposes to file a registration statement under the Securities Act in connection with a public offering of its equity securities, the Company shall offer BW Group and its controlled affiliates the opportunity to register such number of Shares as BW Group and its controlled affiliates may request, subject to certain conditions and exceptions.

All expenses of registration under the Shareholder Rights Agreement, including the legal fees of counsel retained by BW Group and its controlled affiliates, will be paid by the Company.

The Shareholder Rights Agreement requires the Company to provide a standard indemnity to BW Group and its controlled affiliates against any claims relating to any untrue statement of a material fact (or omission of a material fact) in any registration statement or prospectus. The Shareholder Rights Agreement also requires BW Group and its controlled affiliates to indemnify the Company with respect to any untrue statement of a material fact (or omission of a material fact) in any registration statement or prospectus, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company by BW Group and its controlled affiliates specifically for the use therein.

The registration rights are subject to customary restrictions such as the number of registrations, minimum offering sizes, blackout periods and, if a registration is underwritten, any limitations on the number of Shares to be included in the underwritten offering as advised by the managing underwriter.

The Shareholder Rights Agreement will terminate, unless provided otherwise therein, on the earlier of the date that BW Group and its controlled affiliates collectively beneficially own less than 10% of the total issued and outstanding common shares of the Company or are free to sell their common shares without restriction under Rule 144 of the Securities Act.

Other than as described above, as of 31 December 2024, the Group has not entered into any material contracts other than in the ordinary course of business.

10.D.EXCHANGE CONTROLS

Generally, there are currently no exchange control restrictions applicable in Singapore.

10.E.TAXATION

Material Singapore Tax Considerations

The following discussion is a summary of material Singapore income tax, goods and services tax (“GST”) and stamp duty considerations relevant to the acquisition, ownership and disposition of the Shares.

The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of the Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of the Shares, taking into account their own particular circumstances. The statements below are based upon the assumption that the Company is a tax resident in Singapore for Singapore income tax purposes after the redomiciliation and the Company (including its subsidiaries) do not own any Singapore residential properties. It is emphasized that neither the Company nor any other persons involved in this annual report accepts responsibility for any tax effects or liabilities resulting from the redomiciliation, the acquisition, holding or disposal of the Shares.

Income Taxation Under Singapore Law

Dividends or Other Distributions with Respect to Shares

Singapore does not impose withholding tax on dividend distributions for both resident and non-resident shareholders. Under the one-tier corporate tax system, dividends paid by a Singapore tax resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Generally, a company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Usually, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board of directors meetings in Singapore may not be sufficient and the IRAS will consider other factors to determine if the control and management of the business is indeed exercised in Singapore.

Capital Gains upon Disposition of Shares

Under current Singapore tax laws, there is generally no tax on capital gains while gains of an income nature would be subject to tax at the prevailing income tax rate. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of the Shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore (the IRAS would look at the various factors such as the motive, the holding period, the frequency of transactions, the nature of the subject matter, the circumstances of realization, the mode of financing and other factors to determine the nature of the trade). Such gains, even if they do not arise from an activity in the ordinary course of trade or business or from an ordinary incident of some other business activity, may also be considered gains or profits of an income nature if the investor had the intention or purpose of making a profit at the time of acquisition of the Shares. As the circumstances of each prospective investor will vary from one another, each prospective investor should consult an independent tax advisor on the Singapore income tax and other tax consequences that will apply to their individual circumstances.

Subject to specified exceptions, under section 13W of the Singapore Income Tax Act, there is a safe harbour rule where there is exempt from tax any gains or profits derived by a divesting company the disposal of ordinary shares in an investee company which are legally and beneficially owned by the divesting company immediately before the disposal, being a disposal (a) during the period between 1 June 2012 to 31 December 2027 (both dates inclusive); and (b) after the divesting company has, at all times during a continuous period of at least 24 months ending on the date immediately prior to the date of disposal of such shares, legally and beneficially owned at least 20% of the ordinary shares in that investee company. The safe harbour rule only applies if the divesting company provides, at the time of lodgement of its return of income for the year of assessment relating to the basis period in which the disposal occurs, or within such further time as the IRAS may allow, such information and supporting documents as may be specified by the IRAS. The Singapore Minister for Finance has announced in Budget 2025 that, inter alia, the temporary safe harbour rule will be made permanent by removing the sunset date of December 31, 2027, and that the assessment of the shareholding threshold condition will be allowed to be done “on a group basis” for disposal gains derived on or after 1 January 2026.

For shareholders who are subject to Singapore income tax treatment under section 34A or 34AA of the Singapore Income Tax Act in relation to the adoption of Financial Reporting Standard 39 (Financial Instruments: Recognition and Measurement) (“FRS 39”), Financial Reporting Standard 109 (Financial Instruments) (“FRS 109”), or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) for accounting purposes, they may be required to recognize for Singapore income tax purposes gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of the Shares has been made. Shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposition of the Shares arising from the adoption of FRS 39, FRS 109, or SFRS(I) 9.

Notwithstanding the above, foreign investors may claim that the gains from disposition of their Shares are not sourced or received in Singapore (so that such gains will not be subject to Singapore income tax) if (i) the foreign investor is not a tax resident in Singapore, (ii) the foreign investor does not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and (iii)the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the Shares is performed outside of Singapore.

However, it should be noted that under section 10L of the Singapore Income Tax Act, gains from the sale or disposal by an entity of a relevant group (hereinafter referred to as a “seller entity”) of any movable or immovable property situated outside Singapore at the time of such sale or disposal (hereinafter referred to as a “foreign asset”), and received in Singapore from outside Singapore on or after 1 January 2024 will be treated as income chargeable to income tax under specific circumstances including where such gains are derived by a seller entity without adequate economic substance in Singapore. A foreign asset includes any shares issued by a company which is incorporated outside Singapore. The Shares may be regarded as a “foreign asset” under section 10L. The gains from the sale or disposal of any foreign asset are treated as received in Singapore from outside Singapore if: (a) any amount of such gains is remitted to, transmitted or brought into, Singapore; (b) any amount of such gains is applied towards satisfaction of any debt incurred in respect of a trade carried in Singapore; or (c) any amount of such gains is applied to the purchase of any moveable property which is brought into Singapore. A seller entity which may be subject to section 10L should consult their own tax advisers regarding the Singapore tax consequences of the sale or disposal of the Shares arising from the introduction of section 10L. It should also be noted that section 10L overrides the safe harbour rule under section 13W of the Singapore Income Tax Act 1947.

Singapore has implemented the Income Inclusion Rule (“IIR”) and the Domestic Top-up Tax (“DTT”) under Pillar Two of the OECD BEPS 2.0 initiative through the enactment of the Multinational Enterprise (Minimum Tax) Act 2024. The IIR imposes a top-up tax on a relevant Singapore parent entity of a multinational enterprise (“MNE”) group with respect to its ownership interests in a low-taxed constituent entity that has an effective tax rate (determined for the MNE group on a jurisdictional basis) that is below 15%. The DTT tops up the effective tax rate of in-scope MNE groups in respect of the profits of their group entities that are operating in Singapore to 15%. Both the DTT and the IIR will apply to business profits of MNE groups with annual group revenue of at least €750 million, as reflected in the consolidated financial statements of the ultimate parent entity, for financial years starting on or after 1 January 2025. The Singapore Ministry of Finance has reserved its position on the Undertaxed Profits Rule, and stated that this will be considered at a later stage as it focuses on implementing the IIR and the DTT for the time being.

Goods and Services Tax

Issuance and transfer of ownership of shares is exempt from GST. Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or transfer of the Shares will be subject to GST at the prevailing standard-rate (currently at 9.0%). Similar services rendered contractually to and directly for the benefit of an investor belonging outside Singapore should be zero-rated (i.e. charged at 0% GST) provided that the investor is not physically present in Singapore at the time the services are performed.

Stamp Duty

Where the Shares are evidenced in certificated forms are transferred and an instrument of transfer is executed (whether physically or in the form of an electronic instrument) in Singapore or outside Singapore and which is received in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration or market value of the Shares, whichever is higher. The Singapore stamp duty is typically borne by the purchaser unless there is an agreement to the contrary.

Where an instrument of transfer (including electronic documents) is executed outside Singapore, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. An electronic instrument that is executed outside Singapore is considered received in Singapore if (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore. Stamp duty is payable within 14 days of the date of execution of the instrument, if it is executed in Singapore or within 30 days after receiving the instrument in Singapore, if it was executed elsewhere.

Tax Treaties regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore.

Material US Federal Income Tax Considerations

The following is a summary of material US federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of the Shares by a US Holder (as defined below).

This summary is based on provisions of the Code, and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in US federal income tax consequences that may be different from those summarised below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of Shares. In particular, this summary is directed only to US Holders that hold Shares as capital assets and does not address particular tax consequences that may be applicable to US Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for US federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of the Company’s stock by vote or value, persons holding Shares as part of a hedging or conversion transaction or a straddle, or US persons whose functional currency is not the US dollar. Moreover, this summary addresses only US federal income tax consequences, and does not address consequences arising under state, local or foreign tax laws, the US federal estate or gift tax laws, the Medicare contribution tax applicable to net investment income of certain non-corporate US Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Shares.

For purpose of this summary, a “US Holder” is a beneficial owner of Shares that is a citizen or resident of the United States or a US domestic corporation or that otherwise is subject to US federal income taxation on a net income basis in respect of such Shares.

You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the Shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Taxation of Dividends

Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to the Shares that is paid out of the Company’s current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

The Company does not expect to maintain calculations of its earnings and profits in accordance with US federal income tax principles. US Holders therefore should expect that distributions generally will be treated as dividends for US federal income tax purposes.

The US dollar amount of dividends received by an individual with respect to the Shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the Shares will be treated as qualified dividends if:

●	the Shares are readily tradable on an established securities market in the United States; and
●	the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC.

The Shares are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Financial Statements and relevant market and shareholder data, the Group believes that the Company was not treated as a PFIC for US federal income tax purposes with respect to its 2024 or 2023 taxable years. In addition, based on the Financial Statements and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not anticipate the Company becoming a PFIC for the current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions will constitute income from sources without the United States and, for US Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

US Holders that receive distributions of additional shares or rights to subscribe for shares as part of a pro rata distribution to all the shareholders generally will not be subject to US federal income tax in respect of the distributions, unless the US Holder has the right to receive cash or property, in which case the US Holder will be treated as if it receives cash equal to the fair market value of the distribution.

Taxation of Dispositions of Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the Shares, US Holders will realise gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised on the disposition and the US Holder’s adjusted tax basis in the Shares, as determined in US dollars. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the Shares have been held for more than one year. Long-term capital gain realised by a US Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Status

Special US federal income tax rules apply to a US Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for US federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a US Holder if, for any taxable year in which such US Holder held the Shares, either:

●	at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g. dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or
●	at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by the Company in connection with the performance of services would generally not constitute passive income. By contrast, rental income would generally constitute passive income unless the Company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Financial Statements and relevant market and shareholder data, the Group believes that the Company was not treated as a PFIC for US federal income tax purposes with respect to its prior 2024 or 2023 taxable years. In addition, based on the Financial Statements and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not anticipate the Company becoming a PFIC for its current taxable year or in the foreseeable future. Although there is no legal authority directly on point, the Group’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the Group’s time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, the Group believes that such income does not constitute passive income, and the assets that it owns and operates in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.

Although there is no direct legal authority under the PFIC rules addressing the Group’s method of operation, the Group believes there is substantial legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterisation of income derived from time charters, bareboat charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterises time charter income as rental income rather than services income for other tax purposes. In a 2010 action on decision, the IRS has stated that it intends to treat time charters as producing services income for PFIC purposes, but such statement cannot be relied upon or otherwise cited as precedent by taxpayers. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with the Group’s position. In addition, whether the Company is a PFIC is a factual determination made annually after the close of the Company’s taxable year, and the Company’s status could change depending, among other things, upon changes in the composition of the Company’s gross income and the relative quarterly average value of the Company’s assets. Accordingly, there can be no assurance that the Company will not be a PFIC for any taxable year.

In the event that, contrary to the Group’s expectation, the Company is classified as a PFIC in any year, and you do not make a mark-to-market election, as described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognise on the sale of your Shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned rateably over the period you hold your Shares.

You can avoid the unfavourable rules described in the preceding paragraph by electing to mark your Shares to market, provided the Shares are considered “marketable.” The Shares will be marketable if they are regularly traded on certain qualifying US stock exchanges, including the NYSE, or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which the Company is a PFIC to include as ordinary income the excess of the fair market value of your Shares at the end of your taxable year over your basis in those Shares. If at the end of your taxable year, your basis in the Shares exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the Shares will be adjusted to reflect any income or loss recognised under these rules. In addition, any gain you recognise upon the sale of your Shares will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years.

Shares will be considered to be regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

If the Company is a PFIC and the Company has any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), a US Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC. However, a US Holder will not be able to make a mark-to-market election as described above with respect to the stock of any subsidiary PFIC. Therefore, if the Company is a PFIC, the mark-to-market election will not be available to mitigate the adverse tax consequences attributable to any Subsidiary PFIC.

Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your Shares at death.

If you are a US Holder that owns an equity interest in a PFIC, you generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed. You should consult your own tax advisor regarding the US federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Individual US Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year, or US$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-US financial institution, as well as securities issued by a non-US issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. US Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid to, and proceeds from a sale or other disposition by, a US Holder in respect of the Shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the US Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a refund or credit against the US Holder’s US federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is not a “United States person” (as defined in the Code) may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

US Federal Income Taxation of the Group

Taxation of Operating Income: In General

The Group anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally derive from the transportation of LPG cargoes, time or voyage charters and the performance of services directly related thereto, which the Group refers to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Group does not expect to engage in transportation that gives rise to 100% US source income.

Shipping income attributable to transportation exclusively between non-US ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to US federal income tax.

Based upon the Group’s current and anticipated shipping operations, the Group’s vessels will operate in various parts of the world, including to or from US ports. Unless exempt from US federal income taxation under Section 883 of the Code, the Group will be subject to US federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Operations — The Group may have to pay tax on US source income, which would reduce the Group’s earnings.”

Application of Section 883

Under Section 883 of the Code, an entity, such as the Company or its subsidiaries, that is treated for US federal income tax purposes as a non-US corporation will be exempt from US federal income taxation on its US-source shipping income if:

●	the entity is organised in a country other than the United States that grants an exemption to corporations organised in the United States that is equivalent to that provided for in Section 883 of the Code (an “Equivalent Exemption Jurisdiction”); and
●	either (A) for at least half of the days in the relevant tax year, more than 50% of the value of the entity’s stock is owned, directly or under applicable constructive ownership rules, by individuals who are residents of Equivalent Exemption Jurisdictions or certain other qualified shareholders and certain ownership certification and substantiation requirements are complied with (the “50% Ownership Test”) or (B) for the relevant tax year, the entity’s stock is “primarily traded” and “regularly traded” on one or more “established securities markets” in either the United States or an Equivalent Exemption Jurisdiction (the “Publicly-Traded Test”).

The US Treasury Department has recognised Singapore, the country of incorporation of the Company and certain of its subsidiaries, as well as Spain, India, Norway and the United Arab Emirates, the countries of incorporation of certain of the Company’s subsidiaries, as Equivalent Exemption Jurisdictions. Accordingly, the Company and its non-US subsidiaries satisfy the country of organisation requirement.

Under the rules described above, the Company’s wholly-owned subsidiaries that are directly or indirectly wholly-owned by it throughout a taxable year will be entitled to the benefits of Section 883 for such taxable year if the Company satisfies the 50% Ownership Test or the Publicly-Traded Test for such year. Therefore, as further described below, the Company’s, and its wholly-owned subsidiaries’, eligibility for exemption under Section 883 is wholly dependent upon the Company’s being able to satisfy one of the 50% Ownership Test or the Publicly-Traded Test. The ability of the Company’s less than wholly-owned subsidiaries to qualify for the Section 883 exemption will depend in part on the Company’s being able to satisfy one of the 50% Ownership Test or the Publicly-Traded Test, and in part on facts pertaining to such subsidiaries’ other beneficial owners.

50% Ownership Test

It is unclear whether the Company and its wholly-owned subsidiaries will satisfy the 50% Ownership Test due to the widely-held nature of the Company’s stock. Furthermore, the substantiation requirements are onerous and therefore there can be no assurance that the Company would be able to satisfy them, even if the Company’s share ownership would otherwise satisfy the requirements of the 50% Ownership Test. The Company and its wholly-owned subsidiaries’ ability to satisfy the Publicly Traded Test is described below.

Publicly Traded Test

The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Shares, which is the sole class of the Company’s issued and outstanding stock trade on both the NYSE and the OSE, both of which are qualifying established securities markets.

Under the US Treasury Regulations, the Company’s stock will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of the Company’s outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. The Group refers to this as the listing threshold. Since the Shares are the sole class of the Company’s stock and are listed on the OSE and the NYSE, the Company will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. With respect to stock traded on an established securities market located inside of the United States during the taxable year, these trading frequency and volume tests will also be deemed satisfied if the stock is regularly quoted by dealers making a market in such stock.

The Group believes that the Company will satisfy the trading frequency and volume tests, but no assurance can be provided.

Even if such tests are satisfied, the regulations provide, in pertinent part, that a class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of such class of the Company’s outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding stock, which the Group refers to as the “Closely Held Block Exception.”

It is possible that the Company’s shares of stock will be owned, actually or under applicable attribution rules, such that 5% shareholders own, in the aggregate, 50% or more of the vote and value of the Company’s stock. In such circumstances, the Company will be subject to the Closely Held Block Exception unless the Company can establish that among the shares included in the closely-held block of its shares of stock are a sufficient number of shares of stock that are owned or treated as owned by “qualified shareholders” that the shares of stock included in such block that are not so treated could not constitute 50% or more of the shares of the Company’s stock for more than half the number of days during the taxable year. In order to establish this, such qualified shareholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified shareholders. For these purposes, a “qualified shareholder” includes (i) an individual that owns or is treated as owning shares of the Company’s stock and is a resident of a jurisdiction that provides an equivalent exemption and (ii) certain other persons. There can be no assurance that the Company will not be subject to the Closely Held Block Exception.

The Group expects that the Company will satisfy the Publicly Traded Test with respect to its current taxable year; however, no assurances can be provided that this will be the case, or, that it will remain the case with respect to future taxable years.

Taxation in Absence of Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of US source income, the Group’s US source shipping income, to the extent not considered to be “effectively connected” with the conduct of a US trade or business, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which the Group refers to as the “4% gross basis tax regime.” The Group does not expect to have shipping income that is effectively connected with the conduct of a US trade or business. Since under the sourcing rules and expectations of the Group described above, no more than 50% of the Group’s shipping income would be treated as being derived from US sources, the Group believes that the maximum effective rate of US federal income tax on the Group’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Gain on Sale of Vessels

Regardless of whether the Group companies qualify for exemption under Section 883, the Group companies will not be subject to US federal income taxation with respect to gain realised on a sale of a vessel, provided the sale is considered to occur outside of the United States under US federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by a company under the Group will be structured so that it will be considered to occur outside of the United States.

10.F.DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.STATEMENTS BY EXPERTS

Not applicable.

10.H.DOCUMENTS ON DISPLAY

The Company is subject to the information requirements of the Exchange Act. The Company is required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act.

In addition, since the Company’s Shares are traded on the OSE, it has filed periodic and immediate reports with, and furnish information to, the OSE.

The Company also maintains a corporate website at www.bwlpg.com. The Company’s website and the information contained therein or connected thereto will not be deemed to be incorporated into this annual report.

10.I.SUBSIDIARY INFORMATION

Not applicable.

10.J.ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in Note 22 to the Financial Statements beginning on page F-42 is incorporated herein by reference.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On 1 July 2024, following the sanctioning of the Company’s scheme of arrangement by the Supreme Court of Bermuda, the Company redomiciled from Bermuda to Singapore and adopted the Constitution of the Company under Singapore law. Following the redomiciliation of the Company from Bermuda to Singapore, there were no other material modifications to the rights of our shareholders during the year ended 31 December 2024.

ITEM 15.CONTROLS AND PROCEDURES

15.A.DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of its disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Exchange Act. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of 31 December 2024 as a result of the material weaknesses in internal control over financial reporting described below.

15.B.MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

15.C.ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

15.D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this annual report and as described below, there were changes in the Group’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

As described in the Group’s registration statement on Form 20-F filed with the SEC on 8 April 2024, the Group’s management identified a material weakness in the Group’s internal control over financial reporting, related to not having a sufficient number of personnel with an appropriate level of knowledge of the reporting requirements under SEC rules, experience and training in internal controls over financial reporting under Section 404 and related SEC rules to operate the period-end financial reporting controls.

In 2024, the Group implemented a plan, with the support of advisors and under the supervision of the Chief Executive Officer, the Chief Financial Officer and the Audit Committee to ensure compliance with Section 404 and remediate the aforementioned material weakness. In executing the plan, the Group’s management identified an additional material weakness with respect to the sufficiency of information technology controls and documentation. The plan to remediate these material weaknesses includes (i) establishing and initiating a formal process to evaluate the design and implementation of the Group’s internal controls over financial reporting, (ii) designing and implementing controls based on that evaluation, and (iii) performing a resource and skills gap analysis within the existing finance organisation and recruiting more qualified personnel equipped with relevant experience and qualifications to strengthen the financial reporting function.

As the Group continues to evaluate and work to improve the internal control over financial reporting, the Group may take additional measures to address control deficiencies, or it may modify certain of the remediation measures described above. The material weaknesses will not be considered fully remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Other than as described above, there were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16.[RESERVED]

16A.AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is composed of three independent directors. The Company’s Board of Directors has determined that Anne Grethe Dalane is an audit committee financial expert.

16B.CODE OF ETHICS

The Group has adopted a code of conduct and ethics that applies to its officers and employees. The Group has posted a copy of its code of conduct and ethics on its website at www.bwlpg.com.

16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees in connection with certain professional services rendered by KPMG LLP, our independent registered public accounting firm, during the periods indicated.

	2024	2023
	US$’000	US$’000

Audit fees	1,529	2,211
Audit-related services	27	25
Tax services	169	137
Other fees	27	—
Total	1,752	2,373

Audit fees include the audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of semi-annual financial results and review of securities offering documents.

Audit-related fees consisted of fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that are traditionally performed by the external auditor.

Tax fees consisted of fees for professional services for tax compliance, tax advice and tax planning.

Other fees consisted of fees for regulatory attestation and risk management services.

Our audit committee is responsible for the oversight of the work of our independent accountant, KPMG LLP. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG LLP, including audit services as described above.

16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended 31 December 2024, the Company and its affiliated purchasers made the following purchases of the Shares.

				(c) Total number of shares		(d) Maximum number of
	(a) Total number			purchased as part of		shares that may yet be
	of shares	(b) Average price		publicly announced		purchased under the
Period	purchased	paid per share		plans or programmes		plans or programmes
7 March 2024	9,006	NOK 115.0849	[1]	1,320,106	[2]	Nil	[2]

1 Based on the Group’s corporate exchange rate on the purchase date, the converted average price paid per Share was US$10.8951.

2 On 15 May 2023, the Board of Directors resolved to initiate a share buyback program, pursuant to which the Company was authorised to purchase up to 6 million common shares for a maximum amount of US$50.0 million until 12 June 2024. The last purchase occurred on 7 March 2024.

16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

16G.CORPORATE GOVERNANCE

Under the NYSE corporate governance standards, the Group must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. The Group believes the following to be the significant differences between its current corporate governance practices and those applicable to US companies under the NYSE corporate governance standards.

Under NYSE corporate governance standards, non-management directors must meet in regularly scheduled executive sessions without management, and independent directors should meet alone in an executive session at least once a year. The non-management directors of the Company generally meet in regularly scheduled executive sessions with and without management though neither the Singapore Companies Act nor the Company’s Corporate Governance policy requires non-management directors to meet regularly without management and there is no requirement for independent directors to meet alone in an executive session at least once a year.

The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. The Company has a Nomination Committee, which, inter alia, (i) proposes candidates for election as members of the Board of Directors and proposes the remuneration to be paid to members of the Board of Directors (including remuneration for work in any sub-committees of the Board of Directors), and (ii) proposes candidates for election to the Nomination Committee and proposes the remuneration to be paid to the members of the Nomination Committee. The Nomination Committee has written guidelines setting out its role to identify and nominate candidates for Board and Nomination Committee appointments. The composition of the Nomination Committee is intended to reflect a broad range of shareholder interests, and the majority of the committee members should not be members of the Board of Directors or the executive personnel of the Company. The committee members are appointed by the shareholders in the general meeting of the Company, and the Nomination Committee may make its own nominations for candidates to be appointed as new members of the Nomination Committee, paying particular attention to principles such as independence and the absence of conflicts of interest, while at the same time nominating candidates who have an understanding of the Company’s business. In its work in identifying proposed new members of the Nomination Committee, the Nomination Committee may have discussions with shareholders that have significant ownership interests in the Company. Two of the three Nomination Committee members, Mr. Bjarte Bøe, and Ms. Elaine Yew Wen Suen, are not members of the Board of Directors or executive personnel of the Company, and are independent according to the NYSE corporate governance standards. The other Nomination Committee member, Ms. Sophie Smith, was not a member of the Board of Directors or executive personnel of the Company, but was not independent according to the NYSE corporate governance standards as she was an employee of BW Group, which is the Company’s largest shareholder. The Board of Directors is responsible for monitoring the effectiveness of the Company’s corporate governance practices and making changes as needed to ensure the alignment of the Company’s governance system with current best practices. The Board of Directors monitors and manages potential conflicts of interest of management, directors, shareholders, external advisers and other service providers, including misuse of corporate assets and abuse in related party transactions.

The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors, with a written charter addressing certain corporate governance matters and have authority to retain or obtain the advice of compensation advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser. Under the guidelines for the Remuneration Committee, the Remuneration Committee of the Board of Directors is primarily responsible for overseeing and supervising the Company’s policies and frameworks covering remuneration and reward. As of 31 December 2024, the following directors were on the Board Remuneration Committee: Andreas Sohmen-Pao and Luc Gillet. One director was independent, and one director was not independent according to NYSE corporate governance standards.

A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate government standards. In accordance with NYSE corporate governance standards applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification.The NYSE corporate governance standards require that listed US companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, along with any waivers of the code for directors or executive officers. The Company has adopted a code of conduct and ethics to be observed by all its officers and other employees. The code of conduct is available at https://www.bwlpg.com/sustainability/policies-and-guidelines/#codeofconductandethics.

16H.MINE SAFETY DISCLOSURE

Not applicable.

16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

16J.INSIDER TRADING POLICIES

The Group has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Group’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Group. The Group’s insider trading policies and procedures are filed as Exhibit 11.1 to this annual report.

16K.CYBERSECURITY

Risk management and strategy

BW LPG relies heavily on technology and systems to manage its operations, including fleet management, cargo tracking, crew management, vessel maintenance, telecommunications, human resources, and financial systems. Safeguarding these systems and the data they contain from unauthorised access, use, disclosure, disruption, modification, or destruction is a top priority for the Group.

BW LPG integrates its processes for identifying, assessing, and managing material risks from IT and cybersecurity threats into its Enterprise Risk Management (ERM) framework, which is based on ISO 31000 principles. This framework covers risks associated with third-party service providers, as well as IT-related internal risks. The ERM framework is supported by an IT risk management policy that establishes a systematic approach to identifying, assessing, and mitigating risks impacting the Group’s operations, assets, and reputation. The IT risk management policy applies to all employees and covers all IT-related activities, ensuring risks are documented, assessed for impact and likelihood, and prioritised for mitigation.

BW LPG relies on the BW Group’s cybersecurity risk management programme to assess and manage cybersecurity threats. This collaboration involves BW Group’s "Group IT" and "Fleet IT" divisions and is supported by a cybersecurity incident communication plan. Group IT provides Chief Information Security Officer (CISO) services and manages IT systems critical for financial reporting, while Fleet IT ensures vessel and operational technology cyber resilience. In addition, Group IT maintains a dedicated cybersecurity team to prevent, detect and respond to cyber attacks, utilising technologies to establish and maintain detection capabilities for new and emerging threats.

BW Group provides BW LPG with cybersecurity threat management services pursuant to a service level agreement (SLA) between BW LPG and BW Group, which was entered into on 10 December 2024. The SLA will remain valid until expressly modified or canceled by either party. For the purposes of the SLA, Group IT is treated as an external vendor, although BW Group benefits from shared group resources including communication platforms. BW LPG and Group IT also established a new SLA on 10 December 2024, detailing the respective roles and responsibilities of each party in the management of cybersecurity threats.

Both BW LPG and Group IT have established comprehensive policies and procedures, including an information security policy and incident management policy, built in accordance with standards such as those of the National Institute of Standards and Technology. They regularly review and amend these policies to identify and contain cybersecurity threats, employing both internal and external assessments and resources to ensure compliance and early detection of deviations.

As of the date of this annual report, there have been no cybersecurity events that have materially affected or were reasonably likely to materially affect the Group, including business strategy, results of operations, or financial condition, but we cannot provide assurance that the Group will not be materially affected in the future by such risks and any future material incidents.

Governance

The Board of Directors provides oversight of the Group’s strategy and fulfils risk governance responsibilities, ensuring Group’s management achieves strategic and business objectives. The Board of Directors is updated at least annually on top risks, including cybersecurity.

Senior Management identifies emerging risks, prioritises them, and allocates resources for risk treatments. Heads of Department are responsible for identifying risks within their areas, maintaining internal controls, and advising Senior Management on risks that cannot be managed operationally. Key emerging cyber incidents will be escalated to Senior Management or the Board via the Cyber incident reporting process. This was established to expedite identification, evaluation, escalation, remediation, and reporting of material cyber events should they occur. This process is initiated by the CISO, who, pursuant to the terms of the SLA, will evaluate and present their results to a BW LPG cyber focus group. This group will be led by the CFO and supported by the Head of IT. The CFO will determine what additional reporting is required depending on the nature of the incident, whether to all of Senior Management, the Board, and/or to the relevant regulatory bodies.

The CISO has a certification from Carnegie Mellon University and is also certified by the Software Engineering Institute, which is a federally funded research and development center focused specifically on software-related security and engineering. The CISO has over 20 years’ experience in IT and technology leadership roles. Additionally, the Security Team under the CISO has significant experience in network & cloud security in large enterprises in the banking and telecommunications industries. Members of the Security Team hold the following certifications: Certified Security Information Manager and Certified Information Systems Security Professional, Certified information System Auditors. A member of the Security Team also has a degree from Harvard University in Forensics.

All employees are expected to remain vigilant to potential risks and report them to their managers, fostering a culture of risk awareness and proactive management. This governance structure ensures a comprehensive and integrated approach to risk management, supporting the cybersecurity work and aligning with its ERM framework.

PART III

ITEM 17.FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19.EXHIBITS

The Company has filed the following documents as exhibits to this annual report.

1.1	Company’s Constitution under Singapore law as in effect on the date hereof.
2.1	Shareholder Rights Agreement between the Company and BW Group Limited.
2.2	Description of securities registered under Section 12 of the Exchange Act.
4.1	Heads of Agreement between Avance Gas Holdings Ltd, as seller, and the Company, as buyer, dated 15 August 2024.
4.2

Facilities Agreement for US$460,000,000 revolving credit facility among BW LPG Holding Pte. Ltd., as borrower, BNP Paribas, Oversea-Chinese Banking Corporation Limited, DBS Bank Ltd., United Overseas Bank Limited and MUFG Bank, Ltd., Singapore Branch as arrangers, certain banks and financial institutions listed therein as lenders, BNP Paribas as agent and security agent and BW LPG as guarantor, dated 1 November 2024.

8.1	List of subsidiaries of BW LPG Limited is set forth in Note 26 to the audited consolidated financial statements for the year ended on 31 December 2024.
11.1	BW LPG Limited Insider Trading Policy.
12.1	Certification by Kristian Sørensen, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Samantha Xu, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP.
97.1	BW LPG Limited Compensation Recovery Policy.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date: 28 March 2025	BW LPG Limited
	By:	/s/ Kristian Sørensen
		Name:	Kristian Sørensen
		Title:	Chief Executive Officer

BW LPG LIMITED

(The Company was incorporated in Bermuda and re-domiciled in Singapore on 1 July 2024, Registration Number: 202426186Z)

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BW LPG Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BW LPG Limited and subsidiaries (the Company) as of 31 December 2024 and 31 December 2023, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2024 and 31 December 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2024, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence on determining the timing of cargo sales revenue recognition

As discussed in Notes 2(b)(2) and 3 to the consolidated financial statements, the Company reported revenue from cargo sales of $2,520,882 (US$’000) for the year ended 31 December 2024. The Company recognises revenue from cargo sales at the point in time when the performance obligations have been satisfied, which is when control of the cargo is transferred to the customer.

We identified the sufficiency of audit evidence on determining the timing of cargo sales revenue recognition as a critical audit matter. This matter requires significant auditors’ judgement to determine the nature and extent of procedures to perform on cargo sales to evaluate the indicators of when the transfer of control to the customer occurs that impact the timing of revenue recognition.

The following are the primary procedures we performed to address this critical audit matter. For a selection of cargo sale transactions, we assessed the timing of revenue recognition by (1) examining the contracts to evaluate the impact of the terms and conditions on the timing of revenue recognition; (2) comparing the timing of transfer of control from the terms and conditions in the contracts with the underlying original documents including invoices; (3) developing expectations of the revenue recognized based on the underlying original documents and compared them to the amounts recorded by the Company. In addition, we evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Singapore

28 March 2025

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the financial year ended 31 December 2024

	Note	2024	2023	2022
		US$’000	US$’000	US$’000
Revenue – Shipping	3	962,803	1,224,520	833,332
Revenue – Product Services	3	2,600,944	1,722,820	724,792
Cost of cargo and delivery expenses – Product Services	4	(2,390,929)	(1,547,059)	(640,554)
Voyage expenses – Shipping	4	(383,798)	(509,340)	(350,016)
Vessel operating expenses	4	(84,984)	(82,192)	(93,428)
Time charter contracts (non-lease components)	4	(19,675)	(20,350)	(19,506)
General and administrative expenses	4	(71,134)	(56,773)	(31,916)
Charter hire expenses	4	(1,041)	(30,712)	(16,427)
Fair value gain from equity financial asset		1,326	—	—
Finance lease income		635	278	585
Other operating income/(expense) – net		1,332	(993)	815
Depreciation	8	(201,338)	(217,121)	(158,815)
Amortisation of intangible assets		(843)	(762)	(610)
Gain on disposal of vessels		20,391	42,374	21,110
Loss on derecognition of right-of-use assets (vessels)		—	(961)	—
Write back of impairment charge on vessels		—	—	1,470
Operating profit		433,689	523,729	270,832
Foreign currency exchange loss – net		(1,651)	(345)	(814)
Interest income		15,617	10,121	1,941
Interest expense		(19,849)	(27,304)	(29,773)
Other finance expenses		(2,843)	(2,237)	(2,538)
Finance expenses – net		(8,726)	(19,765)	(31,184)
Profit before tax		424,963	503,964	239,648
Income tax expense	7(a)	(30,095)	(10,965)	(1,071)
Profit after tax		394,868	492,999	238,577
Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss:
Equity investments at FVOCI
– fair value loss	9	(7,030)	—	—
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
– fair value gain/(loss)		62,841	(102,297)	34,694
– reclassification to profit or loss		(21,464)	49,978	(3,248)
Currency translation reserve		(1,022)	2,334	2,066
Other comprehensive income/(loss), net of tax		33,325	(49,985)	33,512
Total comprehensive income		428,193	443,014	272,089
Profit attributable to:
Equity holders of the Company		354,296	469,957	227,396
Non-controlling interests		40,572	23,042	11,181
		394,868	492,999	238,577
Total comprehensive income:
Equity holders of the Company		387,797	418,818	260,705
Non-controlling interests		40,396	24,196	11,384
		428,193	443,014	272,089
Earnings per share attributable to the equity holders of the Company:
(expressed in US$per share)
Basic earnings per share	6	2.65	3.57	1.69
Diluted earnings per share	6	2.64	3.53	1.68

The accompanying notes form an integral part of these consolidated financial statements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at 31 December 2024

	Note	2024	2023
		US$’000	US$’000
Intangible assets		636	1,242
Investment in joint venture		301	301
Equity financial assets, at FVOCI	9	23,132	—
Derivative financial instruments	14	7,469	11,002
Finance lease receivables	10	2,882	—
Other receivables	12	7,980	13,206
Deferred tax assets	7(c)	1,644	6,855
Total other non-current assets		43,408	31,364
Vessels and dry docking	8	2,381,821	1,457,086
Right-of-use assets (vessels)	8	216,272	151,784
Other property, plant and equipment	8	354	277
Property, plant and equipment		2,598,447	1,609,147
Total non-current assets		2,642,491	1,641,753
Inventories	11	76,706	188,592
Trade and other receivables	12	202,921	315,238
Equity financial assets, at FVPL		2,769	3,271
Derivative financial instruments	14	74,571	37,083
Finance lease receivables	10	8,283	2,684
Assets held-for-sale	13	32,998	44,296
Cash and cash equivalents	15	279,681	287,545
Total current assets		677,929	878,709
Total assets		3,320,420	2,520,462
Share capital	16	619,868	1,400
Share premium	16	—	285,853
Treasury shares	16	(48,387)	(56,438)
Contributed surplus	16	—	685,913
Other reserves		667,756	(56,494)
Retained earnings		565,794	609,479
		1,805,031	1,469,713
Non-controlling interests		132,463	116,447
Total shareholders’ equity		1,937,494	1,586,160
Borrowings	17	711,664	199,917
Lease liabilities	18	60,588	78,363
Derivative financial instruments	14	569	679
Total non-current liabilities		772,821	278,959
Borrowings	17	230,344	212,432
Lease liabilities	18	170,700	79,476
Derivative financial instruments	14	25,527	90,214
Current income tax liabilities	7(b)	14,470	8,121
Trade and other payables	19	169,064	265,100
Total current liabilities		610,105	655,343
Total liabilities		1,382,926	934,302
Total equity and liabilities		3,320,420	2,520,462

The accompanying notes form an integral part of these consolidated financial statements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 December 2024

		Attributable to equity holders of the Company
								Share-based	Currency				Non-
		Share	Share	Treasury	Contributed	Capital	Hedging	payment	translation	Other	Retained		controlling	Total
	Note	capital	premium	shares	surplus	reserve	reserve	reserve	reserve	reserves	earnings	Total	interest	equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2024		1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160
Profit after tax		—	—	—	—	—	—	—	—	—	354,296	354,296	40,572	394,868
Other comprehensive income/(loss)		—	—	—	—	—	41,377	—	(846)	(7,030)	—	33,501	(176)	33,325
Total comprehensive income/(loss)		—	—	—	—	—	41,377	—	(846)	(7,030)	354,296	387,797	40,396	428,193
Effects of re-domiciliation	16	285,853	(285,853)	—	(685,913)	685,913	—	—	—	—	—	—	—	—
Share-based payment reserve – Value of employee services	16	—	—	—	—	—	—	2,016	—	—	—	2,016	—	2,016
Share capital reduction of subsidiary		—	—	—	—	—	—	—	—	—	—	—	(4,500)	(4,500)
Purchases of treasury shares	16	—	—	(100)	—	—	—	—	—	—	—	(100)	—	(100)
Sale of treasury shares		—	—	1,091	—	—	—	—	—	—	—	1,091	—	1,091
Issue of new shares		332,615	—	—	—	—	—	—	—	—	—	332,615	—	332,615
Share options exercised	16	—	—	7,060	—	—	—	(3,342)	—	—	(3,143)	575	—	575
Dividends paid	24	—	—	—	—	—	—	—	—	—	(388,461)	(388,461)	(21,657)	(410,118)
Changes in interest in non-controlling interest		—	—	—	—	—	—	—	—	—	(215)	(215)	1,777	1,562
Transfer to tonnage tax reserve	16	—	—	—	—	—	—	—	—	6,162	(6,162)	—	—	—
Total transactions with owners, recognised directly in equity		618,468	(285,853)	8,051	(685,913)	685,913	—	(1,326)	—	6,162	(397,981)	(52,479)	(24,380)	(76,859)
Balance at 31 December 2024		619,868	—	(48,387)	—	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

		Attributable to equity holders of the Company
								Share-based	Currency				Non-
		Share	Share	Treasury	Contributed	Capital	Hedging	payment	translation	Other	Retained		controlling	Total
	Note	capital	premium	shares	surplus	reserve	reserve	reserve	reserve	reserves	earnings	Total	interest	equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2023		1,419	289,812	(47,631)	685,913	(36,259)	24,777	2,141	(761)	325	556,996	1,476,732	119,858	1,596,590
Profit after tax		—	—	—	—	—	—	—	—	—	469,957	469,957	23,042	492,999
Other comprehensive (loss)/income		—	—	—	—	—	(52,319)	—	1,180	—	—	(51,139)	1,154	(49,985)
Total comprehensive (loss)/income		—	—	—	—	—	(52,319)	—	1,180	—	469,957	418,818	24,196	443,014
Share-based payment reserve – Value of employee services		—	—	—	—	—	—	1,696	—	—	—	1,696	—	1,696
Purchases of treasury shares	16	—	—	(23,698)	—	—	—	—	—	—	—	(23,698)	—	(23,698)
Share options exercised	16	—	—	2,676	—	—	—	68	—	1,833	(2,919)	1,658	—	1,658
Shares cancellation	16	(19)	(3,959)	12,215	—	—	—	—	—	—	(8,237)	—	—	—
Dividends paid	24	—	—	—	—	—	—	—	—	—	(405,493)	(405,493)	(27,607)	(433,100)
Transfer to tonnage tax reserve		—	—	—	—	—	—	—	—	825	(825)	—	—	—
Total transactions with owners, recognised directly in equity		(19)	(3,959)	(8,807)	—	—	—	1,764	—	2,658	(417,474)	(425,837)	(27,607)	(453,444)
Balance at 31 December 2023		1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160

The accompanying notes form an integral part of these consolidated financial statements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the financial year ended 31 December 2024

		Attributable to equity holders of the Company
								Share-based	Currency				Non-
		Share	Share	Treasury	Contributed	Capital	Hedging	payment	translation	Other	Retained		controlling	Total
	Note	capital	premium	shares	surplus	reserve	reserve	reserve	reserve	reserves	earnings	Total	interest	equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2022		1,419	289,812	(23,294)	685,913	(36,259)	(6,669)	922	(2,624)	2,194	460,648	1,372,062	13,837	1,385,899
Profit after tax		—	—	—	—	—	—	—	—	—	227,396	227,396	11,181	238,577
Other comprehensive income		—	—	—	—	—	31,446	—	1,863	—	—	33,309	203	33,512
Total comprehensive income		—	—	—	—	—	31,446	—	1,863	—	227,396	260,705	11,384	272,089
Share-based payment reserve – Value of employee services		—	—	—	—	—	—	1,372	—	—	—	1,372	—	1,372
Purchases of treasury shares	16	—	—	(27,661)	—	—	—	—	—	—	—	(27,661)	—	(27,661)
Share options exercised	16	—	—	3,324	—	—	—	(153)	—	(1,833)	—	1,338	—	1,338
Dividends paid		—	—	—	—	—	—	—	—	—	(126,705)	(126,705)	—	(126,705)
Acquisition of subsidiary with non-controlling interests	25	—	—	—	—	—	—	—	—	—	—	—	10,327	10,327
Changes in non-controlling interests arising from changes of interests in subsidiary	26	—	—	—	—	—	—	—	—	—	(4,343)	(4,343)	84,343	80,000
Transfer to tonnage tax reserve		—	—	—	—	—	—	—	—	(36)	—	(36)	(33)	(69)
Total transactions with owners, recognised directly in equity		—	—	(24,337)	—	—	—	1,219	—	(1,869)	(131,048)	(156,035)	94,637	(61,398)
Balance at 31 December 2022		1,419	289,812	(47,631)	685,913	(36,259)	24,777	2,141	(761)	325	556,996	1,476,732	119,858	1,596,590

The accompanying notes form an integral part of these consolidated financial statements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASHFLOWS

For the financial year ended 31 December 2024

	Note	2024	2023	2022
		US$’000	US$’000	US$’000
Cash flows from operating activities
Profit before tax		424,963	503,964	239,648
Adjustments for:
– amortisation of intangible assets		843	762	610
– depreciation charge	8	201,338	217,121	158,815
– gain on disposal of vessels		(20,391)	(42,374)	(21,110)
– loss on derecognition of right-of-use assets (vessels)		—	961	—
– write-back of impairment charge on vessels	8	—	—	(1,470)
– interest income		(15,617)	(10,121)	(1,941)
– interest expense		19,849	27,304	29,773
– other finance expense		3,939	1,747	2,040
– share-based payments		2,016	1,696	1,372
– finance lease income		(635)	(278)	(585)
– fair value gain from equity financial asset		(1,326)	—	—
		614,979	700,782	407,152
Changes in working capital:
– inventories		111,886	(52,660)	(51,210)
– trade and other receivables		112,689	(112,648)	111,986
– trade and other payables		(91,123)	52,701	35,029
– derivative financial instruments		(57,375)	(3,061)	253
– margin account held with broker		77,727	(66,384)	2,820
Total changes in working capital		153,804	(182,052)	98,878
Tax paid	7(b)	(19,639)	(5,367)	(730)
Net cash from operating activities		749,144	513,363	505,300
Cash flows from investing activities
Additions in property, plant and equipment		(602,012)	(116,045)	(46,192)
Progress payments for vessel upgrades and dry docks[1]		—	—	16,035
Additions in intangible assets		(237)	(634)	(103)
Purchase of equity financial asset		(30,162)	—	(21)
Proceeds from sale of assets held-for-sale		64,687	167,588	95,415
Proceeds from sale of vessels		—	—	87,883
Investment in joint venture		—	(301)	—
Repayment of finance lease receivables	10	7,915	7,842	7,535
Interest received		16,252	10,118	585
Sale of equity financial assets, at fair value		2,343	—	—
Acquisition of subsidiary, net of cash acquired	25	—	—	(48,588)
Net cash (used in)/from investing activities		(541,214)	68,568	112,549
Cash flows from financing activities
Proceeds from bank borrowings		610,883	72,070	67,243
Payment of financing fees		(4,430)	—	(109)
Repayments of bank borrowings		(197,437)	(171,659)	(389,103)
Payment of lease liabilities	18	(102,764)	(93,513)	(54,181)
Interest paid		(17,818)	(24,864)	(24,857)
Other finance expense paid		(3,939)	(1,652)	(1,586)
Purchase of treasury shares		(100)	(23,698)	(26,323)
Sale of treasury shares		1,091	—	—
Drawdown of trust receipts		2,107,821	1,021,010	260,377
Repayment of trust receipts		(2,118,318)	(989,884)	(306,856)
Dividend payment	24	(388,461)	(405,493)	(126,705)
Dividend payment to non-controlling interests		(21,657)	(27,607)	—
Contributions from non-controlling interests		1,562	—	80,000
Capital returns to non-controlling interests		(4,500)	—	—
Net cash used in financing activities		(138,067)	(645,290)	(522,100)
Net increase/(decrease) in cash and cash equivalents		69,863	(63,359)	95,749
Cash and cash equivalents at beginning of the financial year		162,037	225,396	129,647
Cash and cash equivalents at end of the financial year	15	231,900	162,037	225,396
1	This will be reclassified from “prepayments” to “property, plant and equipment” upon completion.

The accompanying notes form an integral part of these consolidated financial statements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASHFLOWS (continued)

For the financial year ended 31 December 2024

Reconciliation of liabilities arising from financing activities

			Interest
		Lease	rate
	Borrowings	liabilities	swaps [1]
	US$’000	US$’000	US$’000
At 1 January 2024	412,349	157,839	679
Cash changes:
Proceeds from bank borrowings and trust receipts	2,718,704	—	—
Principal and interest (payments)/receipts	(2,339,122)	(107,238)	5,592
	379,582	(107,238)	5,592
Non-cash changes:
Interest expense/(income)	20,967	4,474	(5,592)
Changes in fair value of interest rate swaps	—	—	(110)
Additions to lease liabilities	—	68,177	—
Lease remeasurement	—	108,036	—
Disposal	—	—	—
Acquisition of vessels [2]	129,110	—	—
	150,077	180,687	(5,702)
At 31 December 2024	942,008	231,288	569
At 1 January 2023	478,373	227,483	—
Cash changes:
Proceeds from bank borrowings and trust receipts	1,093,080	—	—
Principal and interest (payments)/receipts	(1,188,352)	(100,610)	9,042
	(95,272)	(100,610)	9,042
Non-cash changes:
Interest expense/(income)	29,248	7,098	(9,042)
Changes in fair value of interest rate swaps	—	—	679
Additions to lease liabilities	—	16,095	—
Lease remeasurement	—	49,625	—
Disposal	—	(41,852)	—
	29,248	30,966	(8,363)
At 31 December 2023	412,349	157,839	679
At 1 January 2022	742,289	132,540	14,140
Cash changes:
Proceeds from bank borrowings and trust receipts	327,511	—	—
Principal and interest payments	(712,610)	(59,137)	(3,250)
	(385,099)	(59,137)	(3,250)
Non-cash changes:
Interest expense	21,565	4,956	3,252
Changes in fair value of interest rate swaps	—	—	(14,142)
Additions to lease liabilities	—	16,016	—
Lease remeasurement	—	42,645	—
Acquisition of subsidiary	99,618	90,463	—
	121,183	154,080	(10,890)
At 31 December 2022	478,373	227,483	—
1	Interest rate swaps are hedged against certain portions of bank borrowings.
2	Acquisition of vessels includes non-cash transaction of US$332.6 million relating to the issuance of the Company’s equity shares to the seller.

The accompanying notes form an integral part of these consolidated financial statements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

These notes form an integral part of and should be read in conjunction with the accompanying consolidated financial statements.

1.	General information

BW LPG Limited (the “Company”) is a public company limited by shares, and is dual listed on the Oslo Stock Exchange and the New York Stock Exchange. The principal legislation under which the Company operates is the Singapore Companies Act and regulations made thereunder.

The Company was incorporated in Bermuda on 21 August 2008 and redomiciled to Singapore on 1 July 2024, with its registered office at 10 Pasir Panjang Road, #17-02, Mapletree Business City, Singapore, 117438.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are ship owning, chartering and LPG trading (note 27).

These consolidated financial statements were authorised for issue by the Board of Directors of the Company on 28 March 2025.

2.	Material accounting policies

(a)Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRS accounting standards as issued by the IASB (“IFRS”), and have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

New standards, amendments to published standards and interpretations, adopted by the Group

The Group has adopted all the relevant new standards, amendments and interpretations to published standards as of 1 January 2024.

The adoption of these new standards, amendments, and interpretations to published standards does not have a material impact on the consolidated financial statements.

Critical accounting estimates, assumptions and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires Management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The following is a summary of estimates and assumptions which have a material effect.

(1)	Useful life and residual value of assets

The Group reviews the useful life and residual value of its vessels at the balance sheet date and any adjustments are made on a prospective basis. Residual value is estimated as the lightweight tonnage (LWT) of each vessel multiplied by the scrap steel price per LWT, referenced against historical average price. If estimates of the residual values are revised, the amount of depreciation charge in the future years will be changed.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.	Material accounting policies (continued)

(a)Basis of preparation (continued)

Critical accounting estimates, assumptions and judgements (continued)

(1)	Useful life and residual value of assets (continued)

The useful lives of the vessels are assessed periodically based on the condition of the vessels, market conditions and other regulatory requirements. If the estimates of useful lives for the vessels are revised or there is a change in useful lives, the amount of depreciation charge recorded in future years will be changed.

(2)	Impairment

The Group assesses at the balance sheet dates whether there is any objective evidence or indication that the values of the intangible assets, and property, plant and equipment may be impaired. If any such indication exists, the Group will estimate the recoverable amount of the asset, and write down the asset to the recoverable amount. The assessment of the recoverable amounts of the vessels is based on the higher of fair value less cost to sell and value-in-use calculations, with each vessel being regarded as one cash generating unit. The recoverable amount of vessels is estimated predominantly based on independent third party broker valuations.

Changes to these brokers’ estimates may significantly impact the impairment charges recognised and future changes may lead to reversals of currently recognised impairment charges.

(3)	Revenue recognition

All voyage revenues are recognised on a percentage of completion basis. Load-to-discharge basis is used in determining the percentage of completion for all spot voyages (including voyages servicing contracts of affreightment). Under this method, spot voyage revenue is recognised rateably over the period from the point of loading of the current voyage to the point of discharge of the current voyage.

Management uses its judgement in estimating the total number of days of a voyage based on historical trends, the operating capability of the vessel (speed and fuel consumption) and the distance of the trade route. Actual results may differ from estimates.

(4)	Physical buy and sell commodity contracts

The Group estimates the fair values of the physical buy and sell commodity contracts using valuation techniques based on the best information available. The fair values are estimated based on observable market prices obtained from exchanges and broker quotes, adjusted for location differentials and unobservable inputs such as shipping and financing costs. Where observable market prices for commodity and freight prices are not available for the remaining tenure of the physical commodity contracts, management has utilised unobservable inputs based on internally developed proxy curves for the estimation of these prices beyond the observable period.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.	Material accounting policies (continued)
(a)	Basis of preparation (continued)

Critical accounting estimates, assumptions and judgements (continued)

(4)	Physical buy and sell commodity contracts (continued)

As the fair value estimation process involves uncertainties and significant judgement over the unobservable inputs and assumptions, the fair values of the physical buy and sell commodity contracts are classified under level 3.

See note 22(f) for further disclosures.

(b)Revenue and income recognition

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Group’s activities, net of rebates, discounts, off-hire charges and after eliminating sales within the Group.

(1)	Rendering of services

Revenue from time charters accounted for as operating leases is recognised in accordance with IFRS 16 in profit or loss on a straight-line basis over the lease term. Apart from the lease, performance obligations include non-lease components attributable to the bareboat charter and the operation of the vessel which are accounted for as service revenue under IFRS 15. This revenue is recognised “over time” as the customer is simultaneously receiving and consuming the benefits of the service. Revenues are allocated to each performance obligation based on its relative standalone selling price, generally determined based on prices charged to customers. Non-lease components are not separately disclosed as they are considered not material to understand the Group operations.

Revenue from spot voyages is recognised rateably over the estimated length of the voyage on a load-to-discharge basis within the respective reporting period. Voyage expenses are capitalized between the discharge port of the immediately previous cargo, or contract date if later, and the load port of the cargo to be chartered if they qualify as fulfilment costs. The performance obligations for voyage revenue are satisfied over time from when the vessel is ready at the load port to the point of cargo delivery at the discharge port. No additional disclosures in relation to the incremental cost of obtaining the contract and the remaining performance obligation with an original duration of one year or less are made as the Group has applied the practical expedients available in the standard. Additionally, as the Group typically receives payments within one year from the start of the voyage, there are no additional disclosures made.

Demurrage revenue represents a variable consideration and is recognised as revenue from spot voyages based on percentage of completion, consistent with the basis of recognising voyage freight revenue and is assessed at a percentage of the total estimated claims issued to customers. The estimation of this rate is based on the historical actual demurrage recovered over the total estimated claims issued to customers.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(b)Revenue and income recognition (continued)

(2)	Product Services — cargo sales

Revenue from the sale of goods is recognised at the point in time when the performance obligations have been satisfied, which is when control of the cargo is transferred to the customer. Revenue is measured based on consideration specified in the contract with a customer, which also includes the provision of services (shipping and insurance) when goods are sold on a CFR or CIF basis, which means that the Group is responsible (acts as principal) for providing shipping services, and in some instances, insurance after the date at which control of goods passes to the customer at the loading port. The Group, therefore, has separate performance obligations for freight and insurance services that are provided to facilitate the sale of commodities. The Group does not disclose sales revenue from freight and insurance services separately as these are not considered necessary in order to understand the economic impact on the Group and are analysed by the chief operation decision maker within the “Product Services” segment. The same recognition and presentation principles apply to revenues arising from physical settlement of forward sale contracts that do not meet the own use exemption. See note 2(x).

(3)	Interest income

Interest income is recognised on a time proportion basis using the effective interest method.

(c)Group accounting

(1)Subsidiaries

(i)Consolidation

Subsidiaries are entities (including special purpose entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group companies are eliminated. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure the consistency of accounting policies with those of the Group.

Non-controlling interests are part of the net results of operations and of net assets of a subsidiary attributable to the interests which are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and balance sheet. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.	Material accounting policies (continued)

(c)Group accounting (continued)

(1)Subsidiaries (continued)

(ii)Acquisitions

The Group uses the acquisition method of accounting to account for business combinations.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group.

The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair value at the acquisition date.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date, and any gains or losses arising from such re-measurement are recognised in profit or loss.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair values of the identifiable net assets acquired, is recorded as goodwill.

The excess of: (i) fair value of the net identifiable assets acquired over the (ii) consideration transferred; the amount of any non-controlling interest in the acquiree; and the acquisition-date fair value of any previous equity interest in the acquiree; is recorded in the profit or loss during the period when it occurs.

(iii)Disposals

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in profit or loss.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.	Material accounting policies (continued)

(c)Group accounting (continued)

(2)Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognised in a separate reserve within equity attributable to the equity holders of the Company.

(3)Joint venture

A joint venture is an entity over which the Group has joint control as a result of contractual arrangements and rights to the net assets of the entity.

Investment in joint ventures is accounted for in the consolidated financial statements using the equity method of accounting less impairment losses, if any.

(i)Acquisitions

Investment in a joint venture is initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on joint venture represents the excess of the cost of acquisition of the joint venture over the Group’s share of the fair value of the identifiable net assets of the joint venture and is included in the carrying amount of the investment.

(ii)Equity method of accounting

Under the equity method of accounting, the investment is initially recognised at cost and adjusted thereafter to recognise the Group’s share of its joint venture’s post-acquisition profits or losses in the Group’s profit or loss and its share of the joint venture’s other comprehensive income in the Group’s other comprehensive income. Dividend received or receivable from the joint venture is recognised as a reduction of the carrying amount of the investment. When the Group’s share of losses in a joint venture equals to or exceeds its interest in the joint venture, the Group does not recognise further losses, unless it has incurred legal or constructive obligations to make, or has made, payments on behalf of the joint venture. If the joint venture subsequently reports profits, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

Unrealised gains on transactions between the Group and its joint venture are eliminated to the extent of the Group’s interest in the joint venture. Unrealised losses are also eliminated unless the transactions provide evidence of impairment of the assets transferred. The accounting policies of a joint venture are changed where necessary to ensure consistency with the accounting policies adopted by the Group.

(iii)Disposals

Investment in joint venture is derecognised when the Group loses joint control. If the retained equity interest in the former joint venture is a financial asset, the retained equity interest is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when joint control is lost, and its fair value and any proceeds on partial disposal, is recognised in profit or loss.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.	Material accounting policies (continued)

(d)Property, plant and equipment

(1)Measurement

(i)	Property, plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses (note 2(e)).
(ii)

The cost of an item of property, plant and equipment initially recognised includes expenditure that is directly attributable to the acquisition of the items. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the asset.

(iii)	If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.

(2)Depreciation

(i)	Depreciation on property, plant and equipment is calculated using a straight-line method to allocate their depreciable amounts over their estimated useful lives as follows:

Vessels	25 years
Dry docking/Scrubbers	2.5 – 5 years
Furniture and fixtures	3 – 5 years

The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at least annually. The effects of any revision in estimate are recognised in profit or loss when the changes arise.

(ii)

Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately. The remaining carrying amount of the old component as a result of a replacement will be written off to profit or loss.

(3)Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment, including drydocking and replacing a significant component, that has already been recognised, is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in profit or loss when incurred.

(4)Disposal

On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is recognised in profit or loss.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(e)Impairment of non-financial assets

Intangible assets with finite lives, property, plant and equipment and investment in a joint venture are tested for impairment whenever there is any objective evidence or an indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognised as an impairment loss in profit or loss.

An impairment loss for an asset (or CGU) is reversed if, and only if, there has been a change in the estimates used to determine the asset’s (or CGU’s) recoverable amount since the last impairment loss was recognised. The carrying amount of this asset (or CGU) is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated depreciation) had no impairment loss been recognised for the asset (or CGU) in prior years. A reversal of impairment loss for an asset (or CGU) is recognised in profit or loss.

(f)Derivative financial instruments and hedging activities

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and if so, the nature of the item being hedged. The Group designates each hedge as either: (a) fair value hedge or (b) cash flow hedge.

For derivative financial instruments that are not designated or do not qualify for hedge accounting, any fair value gains or losses are recognised in profit or loss as derivative gain/(loss) when the change arises.

At the inception of the transaction, the Group documents the relationship between the hedging instruments and hedged items as well as, the risk management objective and strategies for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items.

Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

The Group enters into hedge relationships where the critical terms of the hedging instrument match exactly with the terms of the hedged item, and so a qualitative assessment of effectiveness is performed. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match exactly with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.

The carrying amount of a derivative designated as a hedge is presented as a non-current asset or liability if the remaining expected life of the hedged item is more than 12 months, and as a current asset or liability if the remaining expected life of the hedged item is less than 12 months. The fair value of a trading derivative is classified as a current asset or liability.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(f)Derivative financial instruments and hedging activities (continued)

The fair value of interest rate swaps, forward bunker swaps and forward freight agreements represent the amounts estimated by banks or brokers that the Group will receive or pay to terminate the derivatives at the balance sheet date.

Hedges directly affected by interest rate benchmark reform.

Phase 2 amendments: Replacement of benchmark interest rates — when there is no longer uncertainty arising from interest rate benchmark reform

The Group amends the description of the hedging instrument only if the following conditions are met:

—	it makes a change required by interest rate benchmark reform by changing the basis for determining the contractual cash flows of the hedging instrument or using another approach that is economically equivalent to changing the basis for determining the contractual cash flows of the original hedging instrument; and
—	the original hedging instrument is not derecognised.

These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

If other changes are made in addition to those changes required by the interest rate benchmark reform described above, then the Group first considers whether those additional changes result in the discontinuation of the hedge accounting relationship. If the additional changes do not result in discontinuation of the hedge accounting relationship, then the Group amends the formal hedge documentation for changes required by interest rate benchmark reform as mentioned above.

(1)Interest rate swaps

The Group has entered into interest rate swaps that are cash flow hedges for the Group’s exposure to interest rate risk on its borrowings. These contracts entitle the Group to receive interest at floating rates on notional principal amounts and oblige the Group to pay interest at fixed rates on the same notional principal amounts, thus allowing the Group to raise borrowings at floating rates and swap them into fixed rates. The Group hedges up to 75% of its floating rate borrowings and the hedged item is identified as a proportion of the outstanding amount of the borrowings. As all critical terms matched during the year, the economic relationship was assessed to be 100% effective.

The fair value changes on the effective portion of interest rate swaps designated as cash flow hedges are recognised in other comprehensive income, accumulated in the fair value reserve, and reclassified to profit or loss when the hedged interest expense on the borrowings is recognised in profit or loss. The fair value changes on the ineffective portion of interest swaps are recognised immediately in profit or loss.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(f)Derivative financial instruments and hedging activities (continued)

(2)Forward bunker swaps

The Group has entered into forward bunker swaps that are cash flow hedges for the Group’s exposure to cash flow variability for its forecasted bunker purchases. These contracts entitle the Group to receive bunker at floating rates and oblige the Group to pay for bunker at fixed prices, or in some contracts to pay a fixed incremental spread (between high and low sulphur fuel oil) for low sulphur fuel oil. It was assessed that the economic relationship between the forward bunker swaps and the hedged item was effective as the critical terms match.

The fair value changes on the effective portion of the forward bunker swaps designated as cash flow hedges are recognised in other comprehensive income. Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss.

(3)Forward freight agreements (FFAs)

The Group has entered into FFAs that are cash flow hedges for the Group’s exposure to cash flow variability, for its forecasted freight earnings. These contracts entitle the Group to receive fixed freight rates and oblige the Group to pay floating freight rates for the volumes transacted. This effectively hedges the forecasted freight revenue contracted at future market freight rates. It was assessed that the economic relationship between the FFAs and the hedged item was effective as the critical terms match.

The fair value changes on the effective portion of the FFAs designated as cash flow hedges are recognised in other comprehensive income. Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss.

(4)Commodity contracts derivatives

Commodity contract derivatives comprise physical buy and sell commodity contracts measured at fair value through profit or loss, and exchange-traded commodity futures.

The fair values of the physical buy and sell commodity contracts are estimated using valuation techniques based on the best information available. The fair values are estimated based on observable market prices obtained from exchanges and broker quotes, adjusted for location differentials and unobservable inputs such as shipping and financing costs. Where observable market prices for commodity and freight prices are not available for the remaining tenure of the physical commodity contracts, management has utilised unobservable inputs based on internally developed proxy curves for the estimation of these prices beyond the observable period. The fair values of exchange-traded commodity futures are determined using forward commodity indices at the balance sheet date.

The Group did not adopt hedge accounting for these contracts.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(f)Derivative financial instruments and hedging activities (continued)

(5)Non-derivative financial asset

The Group has designated the foreign currency risk component of a foreign denominated cash balance as a cash flow hedge against the Group’s commitment for the exercise of a purchase option on its time charter in lease contract which is denominated in the same foreign currency. This effectively hedges the forecasted purchase price at a fixed USD amount from the date of designation of the hedge. It was assessed that the economic relationship between the hedging instrument and the hedged item was effective as the critical terms match.

The fair value changes on the effective portion of the foreign currency risk component of the foreign denominated cash balance designated as cash flow hedges are recognised in other comprehensive income. Amounts accumulated in equity are reclassified into the cost of the asset upon payment of the purchase option.

(g)Financial assets

(1)	Financial assets at amortised cost

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

—	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
—	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s financial assets at amortised costs, are presented as “finance lease receivables” (note 10) “trade and other receivables” (note 12) and “cash and cash equivalents” (note 15) in the consolidated balance sheet.

These financial assets are initially recognised at their fair values plus transaction costs and subsequently carried at amortised cost using the effective interest method, less accumulated impairment losses.

The Group managed these groups of financial assets by collecting the contractual cash flow and these cash flows represent solely payment of principal and interest. Accordingly, these groups of financial assets are measured at amortised cost subsequent to initial recognition.

The Group assesses on a forward-looking basis the expected credit losses (ECLs) associated with these groups of financial assets.

For trade receivables, finance lease receivables and other receivables — related party, the Group applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

For cash and cash equivalents, the general 3 stage approach is applied. Credit loss allowance is based on 12-month ECL if there is no significant increase in credit risk since the initial recognition of the assets. If there is a significant increase in credit risk since initial recognition, lifetime ECL will be calculated and recognised.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(g)Financial assets (continued)

(1)	Financial assets at amortised cost (continued)

When determining whether the credit risk of a financial instrument has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information analysis, based on the Group’s historical experience and informed credit assessment and includes forward-looking information.

The Group considers a financial asset to be in default when:

—	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
—	the financial asset is more than 90 days past due.

When the asset becomes uncollectible, it is written off against the allowance amount. Subsequent recoveries of amounts previously written off are recognised against the same line item in profit or loss.

The impairment allowance is reduced through profit or loss in a subsequent period by the amount of ECL reversal that is required to adjust the loss allowance to the amount that is required to be recognised at the reporting date.

These assets are presented as current assets except for those that are expected to be realised later than 12 months after the balance sheet date, which are presented as non-current assets.

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

(2)	Equity Investments

Equity investments are initially recognised at its fair value. Transaction costs are expensed in profit or loss.

(i)

The Group subsequently measures all its equity investments at their fair values. Equity investments are classified as fair value through profit or loss (“FVTPL”) with movements in their fair values recognised in profit or loss in the period in which the changes arise, except for those equity securities which are not held for trading. The Group has irrevocable elected to recognise changes in fair value of equity securities not held for trading in other comprehensive income as these are strategic investments and the Group considers this to be more relevant. Movements in fair values of investments classified as fair value through other comprehensive income (“FVOCI”) are presented in other comprehensive income. Dividends from equity investments are recognised in profit or loss as “dividend income”.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(g)Financial assets (continued)

(2)	Equity Investments (continued)
(ii)

On disposal of an equity investment, the difference between the carrying amount and sales proceed is recognised in profit or loss if there was no election made to recognise fair value changes in other comprehensive income. If there was an election made, any difference between the carrying amount and sales proceed amount would be recognised in other comprehensive income and transferred to retained profits along with the amount previously recognised in other comprehensive income relating to that asset.

(iii)

The Group subsequently measures all its equity investments at their fair values. Equity investments are classified as fair value through profit or loss (“FVTPL”) with movements in their fair values recognised in profit or loss in the period in which the changes arise, except for those equity securities which are not held for trading. The Group has irrevocable elected to recognise changes in fair value of equity securities not held for trading in other comprehensive income as these are strategic investments and the Group considers this to be more relevant. Movements in fair values of investments classified as fair value through other comprehensive income (“FVOCI”) are presented in other comprehensive income. Dividends from equity investments are recognised in profit or loss as “dividend income”.

(iv)

On disposal of an equity investment, the difference between the carrying amount and sales proceed is recognised in profit or loss if there was no election made to recognise fair value changes in other comprehensive income. If there was an election made, any difference between the carrying amount and sales proceed amount would be recognised in other comprehensive income and transferred to retained profits along with the amount previously recognised in other comprehensive income relating to that asset.

(h)Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred, and subsequently stated at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is taken to profit or loss over the period of the borrowings using the effective interest method.

Borrowings are presented as current liabilities in the consolidated balance sheet unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

(i)Borrowing costs

Borrowing costs are recognised in the profit and loss using the effective interest method except for those costs that are directly attributable to the construction of vessels. This includes those costs on borrowings acquired specifically for the construction of vessels, as well as those in relation to general borrowings used to finance the construction of vessels.

Borrowing costs on borrowings acquired specifically for the construction of vessels are capitalised in the cost of the vessel under construction during the period of construction until the Group takes delivery of the vessels. Borrowing costs on general borrowings are capitalised by applying a capitalisation rate to the construction expenditures that are financed by general borrowings.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(i)Borrowing costs (continued)

The basis for determining the contractual cash flows of the borrowing may be modified as required by the IBOR reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

—	the change is necessary as a direct consequence of the reform; and
—	the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e. the basis immediately before the change.

For this purpose, the Group updated the effective interest rate of the borrowing to reflect the change that is required.

If other changes are made in addition to those changes required by interest rate benchmark reform described above, then the Group first updated the effective interest rate of the borrowing to reflect the change that is required by interest rate benchmark reform. Then the Group applied the policies on accounting for modification to the additional changes.

(j)Trade and other payables

Trade and other payables represent liabilities to pay for goods or services provided to the Group prior to the end of the financial year which are unpaid. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

(k)Leases

(1)As a lessee:

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

The Group recognises a right-of-use asset and lease liability at the lease commencement date. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

The right-of-use assets are subsequently carried at cost less accumulated depreciation and accumulated impairment losses (note 2(e)). Depreciation is calculated on straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or it is reasonably certain that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.

Right-of-use assets are presented within “Right-of-use assets (vessels)”.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(k)Leases (continued)

(1)As a lessee: (continued)

Lease payments included in the measurement of the lease liability comprise the following:

—	fixed payments, including in-substance fixed payments;
—	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
—	amounts expected to be payable under a residual value guarantee; and
—	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension, or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Variable lease payments not dependent on an index or rate and lease payments arising from leases with lease terms less than 12 months are recognised as an expense as incurred, or on a straight-line basis over the lease term and presented within “charter hire expenses”.

Payments made in relation to the non-lease components of the leases are recognised as an expense on a straight-line basis over the lease term.

(2)As a lessor:

The Group time charters vessels to non-related parties under lease agreements. The leases have varying terms.

Lessor — Finance leases

Leases where the Group has transferred substantially all risks and rewards incidental to ownership of the leased assets to the lessees, are classified as finance leases. The leased asset is derecognised and the present value of the lease receivable is recognised on the balance sheet. Each lease payment received is applied against the gross investment in the finance lease receivable to reduce both the principal and the unearned finance income. The finance income is recognised in profit or loss on a basis that reflects a constant periodic rate of return on the net investment in the finance lease receivable. The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease (see note 2(g)).

Initial direct costs incurred by the Group in negotiating and arranging finance leases are added to finance lease receivables and reduce the amount of income recognised over the lease term.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(k)Leases (continued)

(2)As a lessor: (continued)

Lessor — Operating leases

Leases, where the Group retains substantially all risks and rewards incidental to ownership are classified as operating leases. Rental income from operating leases (net of any incentives given to the lessees) is recognised in profit or loss on a straight-line basis over the lease term.

(3)As an intermediate lessor:

In classifying a sublease, the Group as an intermediate lessor classifies the sublease as a finance or an operating lease with reference to the right-of-use asset arising from the head lease, rather than the underlying asset.

When the sublease is assessed as a finance lease, the Group derecognises the right-of-use asset relating to the head lease that it transfers to the sublessee and recognises the net investment in the sublease within “Finance lease receivables”. Any differences between the right-of-use asset derecognised and the net investment in sublease is recognised in the statement of comprehensive income. Lease liability relating to the head lease is retained on the balance sheet, which represents the lease payments owed to the head lessor.

When the sublease is assessed as an operating lease, the Group recognises lease income from sublease in profit or loss within “Revenue from time charter voyages”. The right-of-use asset relating to the head lease is not derecognised.

(l)Fair value estimation of financial assets and liabilities

The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices for financial assets are the current bid prices; the appropriate market prices used for financial liabilities are the current asking prices.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used.

(m)Inventories

Inventories comprise fuel oil and liquefied petroleum gas (“LPG)” remaining on board and LPG held for trading purposes.

Fuel oil and LPG remaining on board is measured at the lower of cost (on a first-in, first-out basis) and net realisable value.

LPG held for trading purposes are measured at fair value less costs to sell. Any change in fair value is recognised in profit or loss for the period in which it arose.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(n)Provisions for other liabilities and charges

Provisions are recognised when the Group has a present legal or constructive obligation where as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Provisions are not recognised for future operating losses.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised in profit or loss as finance expense.

Changes in the estimated timing or amount of the expenditure or discount rate are recognised in profit or loss when the changes arise.

(o)Foreign currency translation

(1)Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Group are presented in United States Dollars (“US$”), which is the functional currency of the Company.

(2)Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign currency exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in profit or loss within “finance expense — net”.

(3)Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from United States Dollars are translated into United States Dollars as follows:

(i)	Assets and liabilities are translated at the closing rate at the reporting date;
(ii)

Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates on the transactions); and

(iii)

All resulting currency translation differences are recognised in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal of the entity giving rise to such reserve.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(p)Employee benefits

Employee benefits are recognised as an expense unless the cost qualifies to be classified as an asset.

(1)Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(2)Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(3)Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The value of the employee services received in exchange for the grant of options is recognised as an expense with a corresponding increase in the share-based payment reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the share options granted on grant date. Non-market vesting conditions are included in the estimation of the number of shares under options that are expected to become exercisable on the vesting date. At each balance sheet date, the Group revises its estimates of the number of shares under options that are expected to become exercisable on the vesting date and recognises the impact of the revision of the estimates in profit or loss, with a corresponding adjustment to the share-based payment reserve over the remaining vesting period.

When the share options are exercised, the proceeds received (net of transaction costs) and the related balance previously recognised in the share-based payment reserve are credited to share capital (nominal value) and share premium, when new ordinary shares are issued, or to the “treasury shares” account, when treasury shares are reissued to the employees.

(q)Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

(r)Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand and short-term bank deposits less restricted cash, related to margin accounts held with brokers, which are subject to an insignificant risk of change in value.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(s)Share capital and treasury shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new common shares are deducted against share premium, a component of the share capital account.

When any entity within the Group purchases the Company’s common shares (“treasury shares”), the carrying amount which includes the consideration paid and any directly attributable transaction cost is presented as a component within equity attributable to the Company’s equity holders, until they are cancelled, sold, or reissued.

When treasury shares are subsequently sold or reissued pursuant to an employee share option scheme, the cost of treasury shares is reversed from the treasury share account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in the capital reserve.

(t)Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on tax rates and tax laws that have been enacted or substantively enacted by the reporting date, and reflects uncertainty related to income taxes, if any.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

2.Material accounting policies (continued)

(u)Dividend to Company’s shareholders

Dividend to the Company’s shareholders is recognised when the dividend is approved.

(v)Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to Management whose members are responsible for allocating resources and assessing the performance of the operating segments.

(w)Non — current assets (or disposal groups) held-for-sale

Non-current assets (or disposal groups) are classified as assets held-for-sale and carried at the lower of carrying amount and fair value less costs to sell if its carrying amount is recovered principally through a sale transaction rather than through continuing use. The asset is not depreciated or amortised while it is classified as held-for-sale. Any impairment loss on initial classification and subsequent measurement is recognised as an expense. Any subsequent increase in fair value less costs to sell (not exceeding the accumulated impairment loss that has been previously recognised) is recognised in profit or loss.

(x)Commodity contracts

The Product Services division transacts in exchange traded derivatives, and enters into physical contracts to buy and sell commodities. Derivative instruments, which include physical commodity contracts that do not meet the own use exemption, are accounted for as derivatives at fair value through profit or loss. The Group accounts for these physical commodity contracts under IFRS 9 before physical delivery, and excludes changes in the fair value of derivative assets and liabilities prior to physical delivery from revenue from contracts with customers. Derivative gains or losses are presented separately as “derivative gain/(loss)” within Revenue — Product Services.

The Group treats the counterparties to these physical commodity contracts as a customer under IFRS 15 when the physical delivery of commodities occurs and measures revenue from these contracts at the contractual transaction price. At delivery of the commodity, the sale of the commodity is recognised as revenue under IFRS 15. See note 2(b)(2).

(y)Contingent liabilities

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

The Group is involved in certain claims, litigations, and disputes. Due to the nature of these disputes and matters, and the uncertainty of the outcome, the Group believes that possible obligations arising are remote and the amount of exposure cannot currently be determined.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

3.Revenue

	2024	2023	2022
	US$’000	US$’000	US$’000
(a) Revenue – Shipping
– spot voyages	773,039	1,059,024	699,028
– time charter	189,764	165,496	134,304
	962,803	1,224,520	833,332
(b) Revenue – Product Services
– cargo sales	2,520,882	1,728,894	724,416
– shipping income	27,705	36,177	—
– derivative gain/(loss)	52,357	(42,251)	376
	2,600,944	1,722,820	724,792

4.Expenses by nature

	2024	2023	2022
	US$’000	US$’000	US$’000
Fuel oil consumed	181,348	204,863	221,436
Port charges	97,335	132,047	80,338
Pool distribution expenses	75,739	130,308	14,529
Other voyage expenses	29,376	42,122	33,713
Voyage expenses	383,798	509,340	350,016
Cost of cargo and delivery expenses – Product Services	2,390,929	1,547,059	640,554
Manning costs	45,350	42,883	46,878
Maintenance and repair expenses	28,205	26,438	32,172
Insurance expenses	4,299	4,694	4,146
Other vessel operating expenses	7,130	8,177	10,232
Vessel operating expenses	84,984	82,192	93,428
Employee compensation (note 5)	43,902	27,541	17,647
Directors’ fees	585	376	376
Fees to auditors of Company and other firms affiliated with KPMG International Limited:
- Audit	2,155	1,954	289
- Other services	39	30	48
Other general and administrative expenses	24,453	26,872	13,556
General and administrative expenses	71,134	56,773	31,916
Time charter-in expenses (short-term)	—	7,942	8,060
Time charter-in expenses (variable payments)	1,041	22,770	8,367
Charter hire expenses	1,041	30,712	16,427
Time charter contracts (non-lease components)	19,675	20,350	19,506

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

5.Employee compensation

	2024	2023	2022
	US$’000	US$’000	US$’000
Wages and salaries	41,012	24,910	15,857
Share-based payments – equity settled	2,016	1,900	1,372
Post-employment benefits – contributions to defined contribution plans	874	731	418
	43,902	27,541	17,647

6.Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the net profit or loss attributable to equity holders of the Company by the weighted average number of common shares outstanding during the financial year.

Diluted earnings per share is calculated by dividing the net profit or loss attributable to equity holders of the Company by the weighted average number of common shares outstanding during the financial year, after adjusting for all dilutive potential ordinary shares.

	2024	2023	2022
Net profit attributable to equity holders of the Company (US$’000)	354,296	469,957	227,396
Weighted average number of common shares outstanding (‘000) - Basic	133,609	131,759	134,751
Weighted average number of common shares outstanding (‘000) [1] - Diluted	134,188	133,034	135,416
Basic earnings per share (US$ per share)	2.65	3.57	1.69
Diluted earnings per share (US$ per share)	2.64	3.53	1.68
[1]	Includes dilutive shares of 515,905 (2023: 1,274,180) from share options.

7.Income tax expense

(a)Income tax expense

	2024	2023	2022
	US$’000	US$’000	US$’000
Tax expense attributable to profit is made up of:
– profit for the financial year:
current income tax	25,179	10,461	1,315
– under provision in prior financial years:
current income tax	115	250	349
– (recognition)/reversal of deferred tax assets:
deferred income tax	4,801	254	(593)
	30,095	10,965	1,071

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

(b)Movement in current income tax liabilities

	2024	2023	2022
	US$’000	US$’000	US$’000
At beginning of the financial year	8,121	2,489	1,231
Income tax expense	25,294	10,711	1,664
Income tax paid	(19,639)	(5,367)	(730)
Acquisition of subsidiary	—	—	66
Currency effects	694	288	258
At end of the financial year	14,470	8,121	2,489

7.Income tax expense (continued)

(c)Movement in deferred tax assets

	2024	2023	2022
	US$’000	US$’000	US$’000
At beginning of the financial year	6,855	6,720	—
Tax (charged)/credited to profit for the financial year	(4,801)	(254)	593
Acquisition of subsidiary	—	—	5,919
Currency effects	(410)	389	208
At end of the financial year	1,644	6,855	6,720

Deferred tax assets are recognised for tax losses carried forward for the Group’s Spanish subsidiary, BW LPG Product Services S.L., to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has concluded that the deferred tax assets will be recoverable from the estimated future taxable income of the subsidiary within the next five years.

Deferred tax assets does not include unutilised tax losses carried forward of US$7.1 million, tax effect US$1.6 million (2023: US$9.0 million, tax effect: US$2.0 million) as it is not probable that the future taxable profit will be available against which the Group can use the taxable benefits therefrom.

Income tax expense reconciliation is as follows:

	2024	2023	2022
	US$’000	US$’000	US$’000
Profit before tax	424,963	503,964	239,648
Tax calculated at a tax rate of 17% (2023: 0%; 2022: 0%)[1]	72,244	—	—
Effects of different tax rates in other countries	(35,800)	10,711	1,664
Effects of concessionary tax rates (Global Trader Programme)	(2,499)	—	—
Tax exemption	(3,850)	—	—
Utilisation of tax losses	—	254	—
Recognition of unutilised tax losses	—	—	(593)
Income tax expense	30,095	10,965	1,071

1The Company redomiciled to Singapore on 1 July 2024. Prior to the redomiciliation, there was no income, withholding, capital gains or capital transfer taxes as the Company was domiciled in Bermuda.

BW LPG Product Services Pte. Ltd., a Group subsidiary, was granted on 28 March 2024, the Global Trader Programme by Enterprise Singapore for the period commencing 1 March 2024, till 31 December 2028. The status entitles BW LPG Product Services Pte. Ltd. to enjoy a concessionary tax rate of 10% during the period on prescribed qualifying income, subject to achieving the terms and conditions set by Enterprise Singapore, and requirements of the Income Tax Act.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

In 2024, the Group is subject to a global minimum top-up tax under OECD BEPS Pillar Two. The Group has entities in certain jurisdictions that implemented Pillar Two rules, which include Domestic Top-up Tax rules (“DMTT”) and Income Inclusion Rules (“IIR”). Accordingly, any top-up tax of these entities or their subsidiaries would be collected in those jurisdictions. As at 31 December 2024, the Group assessed the impact of the top-up tax exposure to be immaterial, since the effective tax rates in those jurisdictions are estimated to exceed 15%.

8.Property, plant and equipment

			Furniture	Right-of-use
		Dry	and	assets
	Vessels	docking	fixtures	(Vessels)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2024	1,932,413	52,074	910	325,883	2,311,280
Additions	1,049,295	14,332	192	68,177	1,131,996
Disposals	—	—	—	(15,186)	(15,186)
Lease remeasurement	—	—	—	91,640	91,640
Reclassified to assets held-for-sale (note 13)	(44,873)	(1,725)	—	—	(46,598)
Write off on completion of dry docking costs	—	(1,565)	—	—	(1,565)
At 31 December 2024	2,936,835	63,116	1,102	470,514	3,471,567
Accumulated depreciation and impairment charge
At 1 January 2024	503,740	23,661	633	174,099	702,133
Depreciation charge	91,924	13,970	115	95,329	201,338
Disposals	—	—	—	(15,186)	(15,186)
Reclassified to assets held-for-sale (note 13)	(12,119)	(1,481)	—	—	(13,600)
Write off on completion of dry docking costs	—	(1,565)	—	—	(1,565)
At 31 December 2024	583,545	34,585	748	254,242	873,120
Net book value
At 31 December 2024	2,353,290	28,531	354	216,272	2,598,447

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

8.Property, plant and equipment (continued)

			Furniture	Right-of-use
		Dry	and	assets
	Vessels	docking	fixtures	(Vessels)	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2023	1,953,789	55,121	817	364,156	2,373,883
Additions	102,021	13,931	93	16,095	132,140
Lease remeasurement	—	—	—	49,625	49,625
Disposals	—	—	—	(98,493)	(98,493)
Reclassification[1]	5,500	—	—	(5,500)	—
Reclassified to assets held-for-sale (note 13)	(128,897)	(6,106)	—	—	(135,003)
Write off on completion of dry docking costs	—	(10,872)	—	—	(10,872)
At 31 December 2023	1,932,413	52,074	910	325,883	2,311,280
Accumulated depreciation and impairment charge
At 1 January 2023	465,559	23,179	510	114,679	603,927
Depreciation charge	88,724	13,173	123	115,101	217,121
Disposals	—	—	—	(55,681)	(55,681)
Reclassified to assets held-for-sale (note 13)	(50,543)	(1,819)	—	—	(52,362)
Write off on completion of dry docking costs	—	(10,872)	—	—	(10,872)
At 31 December 2023	503,740	23,661	633	174,099	702,133
Net book value
At 31 December 2023	1,428,673	28,413	277	151,784	1,609,147

1Pertains to a reclassification of associated payments made in relation to the exercising of purchase option upon the delivery to vessel cost

(a)	Vessels with an aggregate carrying amount of US$1,091 million as at 31 December 2024 (2023: US$1,000 million) are pledged as security on borrowings (note 17).
(b)

In 2024, the Group acquired 12 vessels for aggregate consideration of US$1,050 million which comprised US$588.3 million cash payment, net of US$129.1 million amount of borrowings novated from the seller, and US$332.6 million settled via the issuance of the Company’s equity shares to the seller.

9.	Equity investments, at FVOCI

	2024	2023
	US$’000	US$’000
At beginning of the financial year	—	—
Additions	30,162	—
Fair value gains/(losses)	(7,030)	—
At end of the financial year	23,132	—

	2024	2023
	US$’000	US$’000
Non-current asset
Listed equity security:
- Confidence Petroleum India Ltd	23,132	—

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

10.Finance lease receivables

In 2019, back-to-back time charter contracts were entered into and the subleases were accounted for as finance leases under IFRS 16. The adoption of IFRS 16 resulted in the recognition of net investment in subleases as finance lease receivables. The movements are as follows:

	2024	2023
	US$’000	US$’000
At beginning of the financial year	2,684	10,526
Additions	16,396	—
Repayments	(7,915)	(7,842)
At end of the financial year	11,165	2,684

The table below sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

	Less than	Between 1	Between 2
	1 year	and 2 years	and 3 years	Total
	US$’000	US$’000	US$’000	US$’000
At 31 December 2024
Undiscounted lease receivables	8,765	2,921	—	11,686
Less: Unearned finance income	(482)	(39)	—	(521)
	8,283	2,882	—	11,165
At 31 December 2023
Undiscounted lease receivables	2,707	—	—	2,707
Less: Unearned finance income	(23)	—	—	(23)
	2,684	—	—	2,684

11.Inventories

	2024	2023
	US$’000	US$’000
Fuel oil and LPG, at cost	33,645	39,192
LPG, held for trading	43,061	149,400
	76,706	188,592

The cost of fuel oil recognised as an expense and included in voyage expenses amounted to US$181.3 million (2023: US$204.9 million; 2022: US$221.4 million).

The cost of LPG recognised as an expense and included in “cost of cargo and delivery expenses —  Product Services” amounted to US$2,390.9 million (2023: US$1,547.1 million; 2022: US$640.6 million)

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

12.Trade and other receivables

	2024	2023
	US$’000	US$’000
Trade receivables – non-related parties	168,546	286,474
Other receivables – non-related parties	15,193	24,560
Other receivables – related parties [1]	—	2,176
	183,739	313,210
Prepayments	27,162	15,234
	210,901	328,444
Non-current	7,980	13,206
Current	202,921	315,238
	210,901	328,444
[1]	Related parties refer to corporations controlled by a shareholder of the Company.

Contract assets — accrued revenue of US$26.0 million (2023: US$103.3 million) had been presented within “Trade receivables — non-related parties”. These relate to the Group’s rights to consideration for proportional performance from spot voyages that are in-progress at the balance sheet date, and which shall be recognised as revenue in the subsequent year. The Group will invoice the customers when the rights become unconditional which typically occurs in the next financial year.

Other receivables due from non-related parties include GST paid to India’s Government in advance. After taking into account the present value of other receivables (non-current), the carrying amounts approximate their fair value.

Other receivables due from related parties comprise mainly advances for vessel operating expenses. They are unsecured, interest-free and repayable on demand. The carrying amounts of trade receivables and prepayments, principally denominated in US$, approximate their fair values due to the short-term nature of these balances.

13.Assets held-for-sale

	2024	2023
	US$’000	US$’000
At beginning of the financial year	44,296	86,869
Reclassified from property, plant and equipment (note 8)	32,998	82,641
Disposals	(44,296)	(125,214)
At end of the financial year	32,998	44,296

As at 31 December 2024, assets held-for-sale comprised one VLGC (2023: one VLGCs) that has been committed for sale to a non-related party.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

14.Derivative financial instruments

	2024		2023
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Interest rate swaps	7,469	(179)	11,002	—
Forward freight agreements and related bunker swaps	3,993	—	2,188	(46,391)
Commodity contracts and derivatives	70,565	(25,835)	34,821	(44,234)
Forward foreign exchange contracts and foreign exchange	13	(82)	74	(268)
	82,040	(26,096)	48,085	(90,893)
Non-current	7,469	(569)	11,002	(679)
Current	74,571	(25,527)	37,083	(90,214)
	82,040	(26,096)	48,085	(90,893)

As at 31 December 2024, the Group has interest rate swaps with total notional principal amounting to US$179.1 million (2023: US$218.1 million). The Group’s interest rate swaps mature between 2025 to 2029.

Interest rate swaps were transacted to hedge the interest rate risk on bank borrowings. After taking into account the effects of these contracts, for part of the bank borrowings, the Group would effectively pay fixed interest rates ranging from 1.9% per annum to 2.9% per annum and would receive a variable rate equal to US$ SOFR. Hedge accounting was adopted for these contracts.

Forward freight agreements and related bunker swaps were transacted to hedge freight rates and bunker price risks. Hedge accounting was adopted for these contracts.

Commodity contract derivatives comprise physical buy and sell commodity contracts measured at fair value through profit or loss, and exchange-traded commodity futures. The Group did not adopt hedge accounting for these contracts.

Forward foreign exchange contracts and foreign exchange were transacted to hedge foreign exchange risks. The Group did not adopt hedge accounting for these contracts.

15.Cash and cash equivalents

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	2024	2023
	US$’000	US$’000
Cash and cash equivalents per consolidated balance sheet	279,681	287,545
Less: Margin accounts held with brokers [1]	(47,781)	(125,508)
Cash and cash equivalents per consolidated statement of cash flows	231,900	162,037
1	Margin accounts held with brokers are collateral for open derivative financial instruments.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

16.Share capital and other reserves

(a)Issued and fully paid share capital

(i)	As at 31 December 2024, the Company has a share capital of US$619.9 million, comprising of 159,282,000 ordinary shares, no par value per share, issued and paid – up.

As at 31 December 2023 and 31 December 2022, the Company’s authorised share capital is US$1.6 million divided into 162,000,000 common shares, no par value per share, with 140,000,000 and 141,939,998 issued and paid - up shares, respectively.

Fully paid common shares carry one vote per share and carry a right to dividend as and when declared by the Company.

(ii)

The Company operates two equity-settled, share-based compensation plans. The 2017 Long-Term Incentive Plan (“LTIP 2017”) was fully awarded in 2021. At the end of the vesting periods between February 2020 and February 2024, common shares of 2,043,784 may be acquired by certain employees, from the Company at a predetermined strike price. Under the 2022 Long-Term Incentive Plan (“LTIP 2022”), at the end of the vesting periods between February 2025 and February 2029, common shares of 3,463,336 may be acquired by certain employees from the Company at a predetermined strike price.

(b)Share premium

The differences between the consideration for common shares issued and their par value are recognised as share premium. On 1 July 2024, following the Company’s redomiciliation to Singapore, US$285.9 million was reclassified from the Company’s share premium to share capital to comply with local regulatory requirements in Singapore.

(c)Capital reserve

As at 31 December 2024, capital reserve amounted to US$649.7 million, of which US$685.9 million related to a reclassification from the Company’s contributed surplus account, following the Company’s redomiciliation from Bermuda to Singapore on 1 July 2024.

As at 31 December 2023 and 2022, negative capital reserve amounted to US$36.3 million, which comprises negative reserve arising from the business acquisition of entities under common control of US$41.5 million and a gain on disposal of treasury shares of US$5.2 million in December 2015.

(d)Other reserve

Other reserve includes US$6.2 million of tonnage tax reserves of the Group’s Indian subsidiary, BW Global United LPG India Private Limited. This amount is computed based on the subsidiary’s profits pursuant to Section 115 JB to Tonnage tax reserve.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

16.Share capital and other reserves (continued)

(e)Share-based payment reserve

Certain employees are entitled to receive common shares in the Company. This award is recognised as an expense in the consolidated profit or loss with a corresponding increase in the share-based payment reserve over the vesting periods. For the year ended 31 December 2024, an expense of US$2.0 million (2023: US$1.7 million; 2022: US$1.4 million) was recognised in the consolidated profit or loss with a corresponding increase recognised in the share-based payment reserve. When the share options subsequently vest and are exercised, the corresponding amounts are reversed.

(f)Treasury shares

	Number of shares			Amount
	2024	2023	2022	2024	2023	2022
	‘000	‘000	‘000	US$’000	US$’000	US$’000
Balance as at 1 January	8,926	8,558	5,001	56,438	47,631	23,294
Transfer of treasury shares	(1,192)	(471)	(923)	(8,151)	(2,676)	(3,324)
Purchases of treasury shares	9	2,778	4,480	100	23,698	27,661
Cancellation of treasury shares	—	(1,939)	—	—	(12,215)	—
Balance as at 31 December	7,743	8,926	8,558	48,387	56,438	47,631

In March 2024, 597,767 shares (2023: 470,000 shares; 2022: 923,000 shares) were transferred to certain members in settlement of their exercising of certain vested options granted under LTIP 2017.

In August 2024, 503,889 shares were transferred to certain members in settlement of their exercising of certain vested options granted under LTIP 2022, after the Company accelerated the vesting period for that share tranche from February 2025 to August 2024.

On 8 December 2021, the Company announced a share buy-back programme, under which the Company will purchase up to 10 million common shares for a maximum amount of US$50 million, to be held as treasury shares. In FY 2023, the Company purchased a total of 2,777,784 (2022: 4,480,086) of its own common shares at an average price of US$8.53 (NOK88.59) (2022: US$6.18 (NOK58.75)) per share for an aggregate consideration of US$23.7 million (NOK246.1 million) (2022: US$27.7 million (NOK263.2 million)). In FY 2023, the Company further resolved to cancel 1,938,999 treasury shares following which, the Company had 140,000,000 shares outstanding.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

17.Borrowings

	2024	2023
	US$’000	US$’000
Bank borrowings	655,795	324,902
Lease financing arrangement	129,110	—
Shareholder loan	79,501	—
Trust receipts	73,766	84,263
Interest payable	3,836	3,184
	942,008	412,349
Non-current	711,664	199,917
Current	230,344	212,432
	942,008	412,349

The Group has bank borrowings amounting to $762.6 million at 31 December 2024 (2023: $311.0 million) that are secured by mortgages over certain vessels of the Group (note 8). These bank borrowings are interest bearing at US$ SOFR + margin and they contain covenants stating that at the end of each quarter, the Group shall ensure that its adjusted equity ratio, minimum adjusted equity, and minimum liquidity do not fall below the agreed thresholds (as defined in the respective bank borrowings agreements), otherwise the bank borrowings will be repayable on demand.

At 31 December 2024, the Group complied with the covenants and accordingly, the bank borrowings are classified as non-current at 31 December 2024. If the Group continues with its financial position as at the end of the reporting date, the Group expects to comply with the quarterly covenants within 12 months after the reporting date.

The Group entered into shareholder’s loan with BW Finance Limited amounting to $80.0 million at 31 December 2024, which forms part of the financing for the purchase of 12 vessels. These borrowings are interest bearing at US$ SOFR + margin, and repayable on demand.

18.Lease liabilities

	2024	2023
	US$’000	US$’000
At beginning of financial year	157,839	227,483
Additions	68,177	16,095
Lease remeasurement	108,036	49,625
Disposals	—	(41,851)
Repayments	(102,764)	(93,513)
At end of financial year	231,288	157,839
Non-current	60,588	78,363
Current	170,700	79,476
	231,288	157,839

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

19.Trade and other payables

	2024	2023
	US$’000	US$’000
Trade payables – non-related parties	97,743	222,005
Other payables – non-related parties	332	246
Other payables – related parties [1]	704	264
Charter hire received in advance	1,337	3,846
Other accrued operating expenses	68,948	38,739
	169,064	265,100
1	Related parties refer to corporations controlled by a shareholder of the Company.

The carrying amounts of trade and other payables, principally denominated in US$, approximate their fair values due to the short-term nature of these balances.

Other payables due to related parties are unsecured, interest-free and are payable on demand.

Other accrued operating expenses mainly comprise cost of cargo and delivery expenses that are incurred but are unbilled at the balance sheet date.

20.Related party transactions

In addition to the information disclosed elsewhere in the consolidated financial statements, the following transactions took place between the Group and related parties during the financial year at terms agreed between the parties:

(a)	Services

	2024	2023	2022
	US$’000	US$’000	US$’000
Charter hire expense charged by related party	—	—	2,808
Corporate service fees charged by related parties	6,887	6,615	6,865
Ship management fees charged by related parties	808	1,272	1,258
Corporate service fees charged to related parties	—	—	242

(b)	Key management’s remuneration

	2024	2023	2022
	US$’000	US$’000	US$’000
Salaries and other short-term employee benefits	3,500	3,333	3,191
Post-employment benefits – contributions to defined contribution plans and share-based payment	1,692	1,859	1,237
Directors’ fees	585	376	376
	5,777	5,568	4,804

(c)	Others

	2024	2023	2022
	US$’000	US$’000	US$’000
Interest expense charged by a related party	769	—	—
	769	—	—

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

21.Commitments

(a)Commitments — as a lessor

The Group time charters vessels to non-related parties under operating lease agreements. The leases have varying terms.

The future minimum lease payments receivable under non-cancellable operating leases contracted for at the balance sheet date but not recognised as receivables, are as follows:

	2024	2023
	US$’000	US$’000
Less than one year	223,847	81,375
Two to five years	151,451	69,259
More than five years	1,397	—
	376,695	150,634

(b)Sub-leasing — as a lessor

Included within “Revenue from time charter voyages” was income from sub-leasing of right-of-use assets of US$nil million (2023: US$nil million).

22.Financial risk management

The Group’s activities expose it to a variety of financial risks. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on financial performance of the Group. Where applicable, the Group uses financial instruments such as interest rate swaps, forward freight agreements, bunker swaps, and commodity contracts to hedge certain financial risk exposures.

The Board of Directors is responsible for setting the objectives and underlying principles of financial risk management for the Group.

(a)Market risk

(i)Fuel price risk

The Group is exposed to the risk of variations in fuel oil costs, which are affected by the global political and economic environment. In 2024, fuel oil costs comprised 30% (2023: 27%) of the Group’s total operating expenses (excluding cost of cargo and delivery expenses — Product Services, charter hire expenses, depreciation, and amortisation).

(ii)Currency risk

The Group’s business operations are not exposed to significant foreign exchange risk as it has no significant regular transactions denominated in foreign currencies.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

22.Financial risk management  (continued)

(a)Market risk (continued)

(iii)Equity price risk

The Group is exposed to equity securities price risk arising from the investments held by the Group which are classified as equity financial assets, at FVPL or at FVOCI. If prices for these equity securities increase/decrease by 20% with other variables including tax rate being held constant, the profit after tax and other comprehensive income will be higher/lower by approximately US$0.6 million and US$4.6 million, respectively (2023: US$0.7 million and US$ nil).

(iv)Commodity price risk

Commodity price risk results primarily from exposures to fluctuations in spot prices and forward prices of LPG and LPG freight indexes due to the Group’s LPG trading operations. The Group holds positions to meet physical supply commitments to its customers and to leverage on physical arbitrage opportunities between the key LPG markets. The value of these positions is accounted for at fair value and are therefore impacted by changes in market prices. The Group manages the price risks arising from the LPG trading activities by hedging the corresponding commodity price exposures.

The Group monitors the market risk arising from commodity price risk using Daily Value at Risk (VaR) calculated at a 95 percent confidence level, which is a statistical estimate of the potential decline in value of the Group’s positions due to market movements.

(v)Interest rate risk

The Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group’s bank borrowings are at variable rates. The Group has entered into interest rate swaps to swap floating interest rates to fixed interest rates for certain portions of the bank borrowings (note 17). If the US$ interest rates increase/decrease by 50 basis points (2023: 50 basis points) with all other variables including tax rate being held constant, the profit after tax will be lower/higher by approximately US$0.5 million (2023 profit after tax will be lower/higher by approximately US$0.2 million) as a result of higher/lower interest expense on these borrowings; the other comprehensive loss will be lower/higher by approximately US$2.1 million (2023: other comprehensive loss will be lower/higher by approximately US$4.2 million).

A fundamental reform of major interest rate benchmarks has been undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposure to IBORs on its financial instruments that were reformed as part of these market-wide initiatives. The Group’s main IBOR exposure at 31 December 2022 was indexed to US$ LIBOR. The alternative reference rate for the US$ LIBOR is the Secured Overnight Financing Rate (SOFR). In 2023, the Group completed the process of amending its financial instruments from US$ LIBOR to US$ SOFR.

The Group holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to various IBORs. The Group’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (ISDA) master agreements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

22.Financial risk management (continued)

(a)Market risk (continued)

(v)Interest rate risk (continued)

The Group replaced its LIBOR interest rate derivatives used in cash flow hedging relationships with economically equivalent interest rate derivatives referencing SOFR in 2023. Therefore, there is no longer uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. As a result, the Group no longer applies the Phase 1 Amendments to IFRS 9 on Interest Rate Benchmark Reform to those hedging relationships.

(b)Credit risk

Credit risk is diversified over a range of counterparties including several key charterers. The Group performs ongoing credit evaluation of its charterers and has policies in place to ensure that credit is extended only to charterers with appropriate credit histories or financial resources. In this regard, the Group is of the opinion that the credit risk of counterparty default is appropriately mitigated. In addition, although the trade and other receivables consist of a small number of customers, the Group has policies in place for the control and monitoring of the concentration of credit risk. The Group has implemented policies to ensure cash is only deposited with internationally recognised financial institutions with good credit ratings.

The Group’s credit risk is primarily attributable to trade and other receivables, finance lease receivables, amounts due from related parties and cash and cash equivalents. The Group has assessed the ECL as at 31 December 2024 and 31 December 2023 based on past events, current conditions and forecasts of future economic conditions:

(i)General approach

—	bank deposits are not impaired and are mainly deposits with banks with credit-ratings assigned by international credit-rating agencies; and

(ii)Simplified approach

—	trade receivables are neither past due nor impaired and are substantially from companies with a good collection track record with the Group;
—	finance lease receivables are due from customers with good credit standing, and in the event of default, the Group would be entitled to repossess the vessels chartered; and
—	other receivables from related parties are not past due.

Based on the assessment of the qualitative factors that are indicative of the risk of default, there have been no significant increases in the credit risk since the initial recognition of these financial assets, as such, the expected credit losses based on the 12-month ECLs has been assessed to be insignificant.

There is no significant balance as at the balance sheet date that is past due as substantial portions of the trade and other receivables represent accrued revenue for spot voyages that are in progress, unbilled receivables from time charters and unbilled demurrage receivables at the balance sheet date. The maximum exposure is represented by the carrying value of each financial asset on the consolidated balance sheet before taking into account any collateral held.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

22.Financial risk management (continued)

(c)Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains sufficient cash for its daily operations via short-term cash deposit at banks and has access to unutilised portions of revolving facilities offered by financial institutions.

The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date on an undiscounted basis.

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	US$’000	US$’000	US$’000	US$’000
At 31 December 2024
Trade and other payables	155,693	—	—	—
Bank borrowings	626,444	57,964	50,683	—
Lease financing arrangement	6,610	6,250	18,750	97,500
Trust receipts	96,075	—	—	—
Lease liabilities	177,277	35,497	28,401	—
	1,062,099	99,711	97,834	97,500
At 31 December 2023
Trade and other payables	261,254	—	—	—
Bank borrowings	118,800	61,554	164,471	718
Trust receipts	84,263	—	—	—
Lease liabilities	84,662	42,263	34,784	6,103
	548,979	103,817	199,255	6,821

(d)Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may adjust the amount of dividend paid, return capital to shareholders, obtain new borrowings or sell assets to reduce borrowings.

The Group monitors capital based on a book leverage ratio (defined as total borrowings to total equity and borrowings). The Group pursues a policy aiming to achieve a target book leverage ratio of below 60%. If the book leverage ratio is higher than 60%, the Group will seek to return to a conservative financial level by disposing assets, deleveraging the balance sheet; and/or increasing fixed income coverage within a reasonable period of time.

The Group’s leverage ratio net of cash at 31 December 2024 is 33% (2023: 21%).

The Group is in compliance with all other externally imposed capital requirements for the financial year ended 31 December 2024 and 31 December 2023.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

22.Financial risk management (continued)

(e)Financial instruments by category

The aggregate carrying amounts of the Group’s financial instruments are as follows:

	2024	2023
	US$’000	US$’000
Equity financial assets, at FVOCI	23,132	—
Equity financial assets, at FVPL	2,769	3,271
Derivative assets measured at fair value	82,040	48,085
Derivative liabilities measured at fair value	(26,096)	(90,893)
Financial assets at amortised cost	437,401	497,401
Financial liabilities at amortised cost	(1,097,701)	(663,609)

(f)Estimation of fair value

IFRS 13 established a fair value hierarchy that prioritises inputs used to measure fair value. The three levels of the fair value input hierarchy defined by IFRS 13 are as follows:

(i)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);
(ii)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and
(iii)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2024
Assets
Equity financial assets, at FVOCI	23,132	—	—	23,132
Equity financial assets, at FVPL	—	—	2,769	2,769
Derivative financial instruments	—	16,475	65,565	82,040
Total assets	23,132	16,475	68,334	107,941
Liabilities
Derivative financial instruments	—	12,166	13,930	26,096
Total liabilities	—	12,166	13,930	26,096
2023
Assets
Equity financial assets, at FVPL	—	—	3,271	3,271
Derivative financial instruments	—	13,264	34,821	48,085
Total assets	—	13,264	38,092	51,356
Liabilities
Derivative financial instruments	—	61,287	29,606	90,893
Total liabilities	—	61,287	29,606	90,893

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

22.Financial risk management (continued)

(f)Estimation of fair value (continued)

Derivative financial assets and liabilities

The Group’s financial derivative instruments primarily relate to interest rate swaps, forward freight agreements, bunker swaps and commodity contracts (note 14) measured at fair value.

Level 2 classifications primarily include exchange-traded futures including interest rate swaps, forward freight agreements, bunker swaps and commodity contracts. The fair values of interest rate swaps are calculated at the present value of estimated future cash flows based on observable yield curves. The fair values of forward freight agreements, bunker swaps and commodity contracts measured at fair value are determined using forward commodity indices at the balance sheet date.

Level 3 classifications primarily include the physical buy and sell commodity contracts where the fair values are estimated using valuation techniques based on the best information available. The fair values are estimated based on observable market prices obtained from exchanges and broker quotes, adjusted for location differentials and unobservable inputs such as shipping and financing costs. Where observable market prices are not available for commodity and freight prices are not available for the remaining tenure of the physical commodity contracts, management has utilised unobservable inputs based on internally developed proxy curves for the estimation of these prices beyond the observable period. As the fair value estimation process involves uncertainties and significant judgement over the unobservable inputs and assumptions, the fair values of the physical buy and sell commodity contracts are classified under level 3. If unobservable inputs in relation to freight prices increase/decrease by 1% with other variables including tax rate being held constant, the profit after tax derived from the physical buy and sell commodity contracts will be lower/higher by approximately US$4.9 million.

Non-derivative non-current financial assets and liabilities

The carrying amount of non-derivative non-current financial assets and liabilities which bear floating interest rates are assumed to approximate their fair value because of the short repricing period. There are no non-current financial assets and liabilities which do not bear floating interest rates.

Non-derivative current financial assets and liabilities

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair value because of the short period to maturity.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

22.Financial risk management (continued)

(g)Offsetting financial assets and financial liabilities

The Group has the following financial instruments subject to enforceable master netting arrangements or other similar agreements as follows:

		Gross
		amounts of	Net
	Gross	recognised	amounts of
	amounts of	financial	financial
	recognised	instruments	instruments
	financial	offset in the	included in the
	instruments	balance sheet	balance sheet	Net amount
	US$’000	US$’000	US$’000	US$’000
2024
Derivative financial assets
Forward freight agreements and related bunker swaps (note 14)	4,565	(572)	3,993	3,993
Commodity contracts (note 14)	98,176	(27,611)	70,565	70,565
Derivative financial liabilities
Forward freight agreements and related bunker swaps (note 14)	(572)	572	—	—
Commodity contracts (note 14)	(53,446)	27,611	(25,835)	(25,835)

		Gross
		amounts of	Net
	Gross	recognised	amounts of
	amounts of	financial	financial
	recognised	instruments	instruments
	financial	offset in the	included in the
	instruments	balance sheet	balance sheet	Net amount
	US$’000	US$’000	US$’000	US$’000
2023
Derivative financial assets
Forward freight agreements and related bunker swaps (note 14)	17,223	(15,035)	2,188	2,188
Commodity contracts (note 14)	126,303	(91,482)	34,821	34,821
Derivative financial liabilities
Forward freight agreements and related bunker swaps (note 14)	(61,426)	15,035	(46,391)	(46,391)
Commodity contracts (note 14)	(135,716)	91,482	(44,234)	(44,234)

23.Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprise the Shipping and Product Services segments.

The reported measures of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income. Operating segment disclosures are consistent with the information reviewed by the Management.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

23.Segment information (continued)

Geographical information

Non-current assets comprise mainly vessels, operating on an international platform with individual vessels calling at various ports across the globe. The Group does not consider the domicile of its customers as a relevant decision making guideline and hence does not consider it meaningful to allocate vessels and revenue to specific geographical locations.

Segment performance is presented below:

		Product	Inter-segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
2024
Revenue from spot voyages	773,039	—	—	773,039
Inter-segment revenue	78,130	—	(78,130)	—
Voyage expenses	(383,798)	—	—	(383,798)
Inter-segment expense	(49,501)	—	49,501	—
Net income from spot voyages	417,870	—	(28,629)	389,241
Revenue from time charter voyages	189,764	—	—	189,764
Inter-segment revenue	562	—	(562)	—
TCE income – Shipping [1]	608,196	—	(29,191)	579,005
Revenue from Product Services	—	2,600,944	—	2,600,944
Inter-segment revenue	—	49,501	(49,501)	—
Cost of cargo and delivery expenses	—	(2,390,929)	—	(2,390,929)
Inter-segment expense	—	(78,692)	78,692	—
Depreciation	—	(35,991)	—	(35,991)
Gross profit – Product Services [2]	—	144,833	29,191	174,024
Segment results	608,196	144,833	—	753,029
Depreciation	(165,347)	—
Amortisation	(739)	(104)
Loss on derecognition of right-of-use assets (vessels)	—	—
Gain on disposal of assets	20,391	—
[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2]

Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

23.Segment information (continued)

		Product	Inter-segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
2023
Revenue from spot voyages	1,059,024	—	—	1,059,024
Inter-segment revenue	175,528	—	(175,528)	—
Voyage expenses	(509,340)	—	—	(509,340)
Inter-segment expense	(112,211)	—	112,211	—
Net income from spot voyages	613,001	—	(63,317)	549,684
Revenue from time charter voyages	184,494	—	(18,998)	165,496
TCE income – Shipping [1]	797,495	—	(82,315)	715,180
Revenue from Product Services	—	1,722,820	—	1,722,820
Inter-segment revenue	—	112,211	(112,211)	—
Cost of cargo and delivery expenses	—	(1,547,059)	—	(1,547,059)
Inter-segment expense	—	(194,526)	194,526	—
Depreciation	—	(67,609)	—	(67,609)
Gross (loss)/profit – Product Services [2]	—	25,837	82,315	108,152
Segment results	797,495	25,837	—	823,332
Depreciation	(149,512)	—
Amortisation	(699)	(63)
Loss on derecognition of right-of-use assets (vessels)	(961)	—
Gain on disposal of assets	42,374	—
[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2]

Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

23.Segment information (continued)

		Product	Inter-segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
2022
Revenue from spot voyages	699,028	—	—	699,028
Inter-segment revenue	87,328	—	(87,328)	—
Voyage expenses	(350,016)	—	—	(350,016)
Inter-segment expense	(2,983)	—	2,983	—
Net income from spot voyages	433,357	—	(84,345)	349,012
Revenue from time charter voyages	134,304	—	—	134,304
TCE income – Shipping [1]	567,661	—	(84,345)	483,316
Revenue from Product Services	—	724,792	—	724,792
Inter-segment revenue	—	2,983	(2,983)	—
Cost of cargo and delivery expenses	—	(640,554)	—	(640,554)
Inter-segment expense	—	(87,328)	87,328	—
Depreciation	—	(3,414)	—	(3,414)
Gross (loss)/profit – Product Services [2]	—	(3,521)	84,345	80,824
Segment results	567,661	(3,521)	—	564,140
Depreciation	(155,401)	—
Amortisation	(610)	—
Write back of impairment	1,470	—
Gain on disposal of assets	21,110	—
[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2]

Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

23.Segment information (continued)

(a)Reconciliation of segment results:

	2024	2023	2022
	US$’000	US$’000	US$’000
Total segment results for reportable segments	753,029	823,332	564,140
Vessel operating expenses	(84,984)	(82,192)	(93,428)
Time charter contracts (non-lease components)	(19,675)	(20,350)	(19,506)
General and administrative expenses	(71,134)	(56,773)	(31,916)
Charter hire expenses	(1,041)	(30,712)	(16,427)
Fair value gain from equity financial asset	1,326	—	—
Finance lease income	635	278	585
Other operating income/(expense) - net	1,332	(993)	815
Depreciation – Shipping segment	(165,347)	(149,512)	(155,401)
Amortisation	(843)	(762)	(610)
Write-back of impairment charge	—	—	1,470
Gain on disposal of assets	20,391	42,374	21,110
Remeasurement of equity interest in joint venture	—	—	—
Loss on derecognition of right-of-use assets (vessels)	—	(961)	—
Finance expenses - net	(8,726)	(19,765)	(31,184)
Share of profit of a joint venture
Other expenses	—	—	—
Income tax expense	(30,095)	(10,965)	(1,071)
Profit after tax	394,868	492,999	238,577

(b)Customer concentration

Revenues from external customers are derived mainly from spot voyages, time charter voyages and sale of LPG cargo. Revenues from one customer of the Product Services segment represented approximately US$347 million (2023: US$306 million; 2022: US$175 million) of the Group’s total revenues.

24.Dividends paid

	2024	2023
	US$’000	US$’000
Final dividend paid in respect of FY 2023 of US$0.90 (2023: in respect of FY 2022 of US$0.52) per share	118,387	68,731
Interim dividend paid in respect of Q1 2024 of US$1.00 (2023: in respect of Q1 2023 of US$0.95) per share	131,752	125,734
Interim dividend paid in respect of Q2 2024 of US$0.58 (2023: in respect of Q2 2023 of US$0.81) per share	76,709	106,127
Interim dividend paid in respect of Q3 2024 of US$0.42 (2023: in respect of Q3 2023 of US$0.80) per share	61,613	104,901
	388,461	405,493

The Board has declared a final cash dividend of US$0.42 per share for 2024, amounting to US$63.6 million. Together with the interim dividend paid for Q1 2024 of US$1.00 per share, Q2 2024 of US$0.58 per share and Q3 2024 of US$0.42 per share, the total dividend payout for FY 2024 will amount to US$2.42 per share or US$333.7 million. The shares will be traded ex-dividend on and after 7 March 2025. The dividend will be payable on or about 24 March 2025 to shareholders of record as at 6 March 2025.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

25.Investment in subsidiaries with material non-controlling interests

Set out below are the summarised financial information for BW LPG India Pte. Ltd. (“BW India”) and BW LPG Product Services Pte. Ltd. (“BW Product Services”), that has non-controlling interests that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW India		BW Product Services
	2024	2023	2024	2023
	US$’000	US$’000	US$’000	US$’000
Assets
Current assets	63,581	27,935	417,096	431,420
Includes
Cash and cash equivalents	19,443	15,882	175,882	77,980
Non-current assets	278,287	347,933	92,115	75,727
Liabilities
Current liabilities	28,371	33,901	328,769	402,789
Includes
Borrowings	23,927	27,929	137,425	138,380
Non-current liabilities (Borrowings)	76,443	112,473	50,748	40,815
Net assets	237,054	229,494	129,694	63,543

Summarised statement of comprehensive income:

	BW India			BW Product Services
	2024	2023	2022	2024	2023	2022
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
TCE income	126,660	118,999	92,561	—	—	—
Revenue – Product Services	—	—	—	2,650,445	1,835,031	727,775
Cost of cargo and delivery expenses	—	—	—	(2,469,621)	(1,741,585)	(727,882)
Vessel operating expense	(22,223)	(21,503)	(22,885)	—	—	—
Depreciation and amortisation	(34,853)	(33,950)	(32,154)	(36,095)	(67,609)	(3,414)
Finance expense	(8,980)	(9,510)	(7,453)	(934)	(4,426)	(1,755)
Other expenses	(9,344)	(6,045)	(2,004)	(45,145)	(20,033)	3,139
Net profit/(loss) after tax	51,260	47,991	28,065	98,650	1,378	(2,137)
Other comprehensive income/ (loss) (currency translation effects)	—	416	2,961	(1,022)	1,918	(895)
Total comprehensive income/ (loss)	51,260	48,407	31,026	97,628	3,296	(3,032)
Total comprehensive income/ (loss) allocated to non- controlling interests	24,400	23,716	12,701	15,996	480	(1,317)

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

26.Listing of companies in the Group

				Effective	Effective
				equity	equity
			Country of	holding	holding
Name of companies		Principal activities	incorporation	2024	2023
(i) Subsidiaries held by the Company
BW LPG Holding Pte. Ltd. (formerly known as BW LPG Holding Limited)	(a)	Management	Singapore	100%	100%
(ii) Subsidiaries held by BW LPG Holding Pte. Ltd.
BW LPG Technologies Pte. Ltd.		Investment holding	Singapore	100%	100%
BW LPG LLC		Management	United States	100%	100%
BW Gas LPG Chartering Pte. Ltd		Chartering	Singapore	100%	100%
BW LPG Pool Pte. Ltd.		Chartering	Singapore	100%	100%
BW Constellation I Pte. Ltd.		Ship owning	Singapore	100%	100%
BW Constellation II Pte. Ltd.		Ship owning	Singapore	100%	100%
BW Constellation III Pte. Ltd. (formerly known as BW Seoul Pte. Ltd.)		Ship owning	Singapore	100%	100%
BW Okpo Pte. Ltd.		Ship owning	Singapore	100%	100%
BW VLGC Pte. Ltd		Ship owning	Singapore	100%	100%
BW LPG Partners Pte Ltd		Dormant	Singapore	100%	100%
LPG Kenya Pte. Ltd.		Investment holding	Singapore	100%	100%
BW LPG India Pte. Ltd.		Management	Singapore	52%	52%
Aurora LPG Holding AS		Management	Norway	100%	100%
BW LPG AS		Management	Norway	100%	100%
BW LPG Product Services Pte. Ltd.	(b)	LPG Trading	Singapore	83%	85%
BW LPG Infrastructure Holding Ltd	(c)	Management	United Arab Emirates	100%	—
(iii) Subsidiaries held by BW LPG Product Services Pte. Ltd.
BW LPG Product Services S.L. (formerly known as Vilma Oil Trading, S.L.)		LPG Trading	Spain	83%	85%
Vilma Oil Singapore Pte. Ltd.		LPG Trading	Singapore	83%	85%
BW LPG Product Services (Norway) AS		Management	Norway	83%	85%
BW LPG Product Services USA LLC		LPG Trading	United States	83%	85%
(iv) Subsidiary held by BW LPG AS
BW LPG Fleet Management AS		Management	Norway	100%	100%
(v) Subsidiary held by BW LPG India Pte. Ltd.
BW Global United LPG India Private Limited		Ship owning	India	52%	52%
(vi) Subsidiary held by BW LPG Infrastructure Holding Ltd
BW LPG Infrastructure DMCC	(c)	Investment in Commercial Enterprises & Management	United Arab Emirates	100%	—
(vii) Joint venture held by BW VLGC Pte. Ltd.
BW Confidence Enterprise Private Limited		LPG wholesaler	India	50%	50%
(a)	“BW LPG Holding Pte. Ltd” was formerly known as “BW LPG Holding Limited”, changed its business activities during the financial year as “Management”
(b)	Changes in effective equity holding due to sales of shares of BW LPG Product Services Pte. Ltd. to certain employees during the financial year
(c)	Companies were newly incorporated during the financial year

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2024

27.Subsequent events

One VLGC was delivered to BW LPG in February 2025, following the declaration of purchase option for consideration of US$69.8 million.

Concluded the sale and delivery of one VLGC in October 2024, which was delivered in February 2025. The sale generated US$65.0 million in proceeds and a net book gain of US$33.0 million.

Exercised the purchase option for one VLGC in February 2025 for a consideration of approximately US$70.0 million with an estimated delivery in Q2 2025.

Completed a US$65.0 million financing arrangement in February 2025 for one VLGC under a Japanese operating lease with call option (JOLCO) structure.

28.New or revised accounting standards and interpretations

A number of new standards, interpretations and amendments to standards are effective for annual periods beginning after 1 January 2025 and earlier application is permitted. However, the Group has not early adopted the new or amended standards and interpretations in preparing these financial statements. Except as disclosed below, the Group does not expect these standards to have a material impact on its financial position or performance.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after 1 January 2027. The new standard introduces the following key new requirements.

—	Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
—	Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.
—	Enhanced guidance is provided on how to group information in the financial statements

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Group is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the Group’s statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Group is also assessing the impact on how information is grouped in the financial statements.