Form 20-F
period 2025-12-31
BW LPG Ltd
filed 2026-03-31
CIK 1649313

As filed with the Securities and Exchange Commission on 31 March 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2025

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

10 Pasir Panjang Road

#17-02 Mapletree Business City, Singapore 117438

(Address of principal executive offices)

Kristian Sørensen Chief Executive Officer

+65-6705-5588

investor.relations@bwlpg.com,

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

As at 31 December 2025, there were 151,342,653 ordinary shares (excluding 7,939,347 treasury ordinary shares), no par value per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☒No    ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes    ☐No   ☒

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

In this annual report, “the Company” or “BW LPG” refers to BW LPG Limited. “The Group,” “we,” “our,” “us” or like terms refer to BW LPG Limited together with its consolidated subsidiaries and subsidiary undertakings from time to time.

References to “NOK” are to the lawful currency of Norway, references to “USD” or “US$” are to the lawful currency of the United States, references to “EUR” or “€” are to the common currency of the European Monetary Union and references to “S$” are to the lawful currency of Singapore.

Unless otherwise indicated or the context otherwise requires, the following definitions apply throughout this annual report:

“Board of Directors”	the board of directors of the Company;
“BW Group”	BW Group Limited, of which BW LPG Limited is an affiliate;
“CBM”	cubic meter;
“Chairman”	the chairman of the Board of Directors and the Company;
“chartered-in”	with respect to the Group’s vessels, a time charter entered into by the Group as a charterer;
“chartered-out”	with respect to the Group’s vessels, a time charter entered into by the Group as a shipowner;
“CoA”	contract of affreightment;
“Code”	United States Internal Revenue Code of 1986, as amended;
“Constitution”	the Company’s Constitution, as amended;
“DNV”	Det Norske Veritas;
“EU”	the European Union;
“Exchange Act”	the Securities Exchange Act of 1934, as amended;
“Financial Statements”

the audited consolidated balance sheets of the Group as of 31 December 2025 and 2024 and the audited consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended 31 December 2025;

“GHG”	greenhouse gas;
“IFRS”	International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board;
“ILO”	International Labour Organization;
“IPO”	initial public offering;
“IRAS”	Inland Revenue Authority of Singapore;
“IRS”	US Internal Revenue Service;
“Lloyds Register”	Lloyds Register of Shipping;
“LPG”	liquefied petroleum gas;
“MGC”	medium gas carrier;
“newbuild”	a new vessel to be or that has just been constructed, or is under construction;
“NYSE”	New York Stock Exchange;
“OECD”	Organisation for Economic Co-operation and Development;
“OSE”	Oslo Stock Exchange;
“PFIC”	passive foreign investment company;
“Product Services”	the Group’s Product Services division;
“SEC”	the US Securities and Exchange Commission;
“Section 404”	Section 404 of the Sarbanes-Oxley Act;
“Securities Act”	the Securities Act of 1933, as amended;
“Shares”	the Company’s ordinary shares, no par value per share;
“Shipping”	the Group’s Shipping division;
“Singapore Companies Act”	the Singapore Companies Act 1967, as amended;
“Singapore Income Tax Act”	the Singapore Income Tax Act 1947, as amended;
“SOFR”	Secured Overnight Financing Rate;
“TCE”	time charter equivalent; and
“VLGC”	very large gas carriers.

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

●	Revenue — Shipping. Revenue — Shipping includes revenue from spot voyages and revenue from time charter voyages (see “— Shipping” above).
●	Revenue — Product Services (see “— Product Services” above).

●	Cost of cargo and delivery expenses — Product Services (see “— Product Services” above).
●	Voyage expenses — Shipping (see “— Shipping” above).
●	Vessel operating expenses. Vessel operating expenses include manning costs, vessel running expenses (such as insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, lube oils and communication expenses), tonnage taxes and other miscellaneous expenses.
●	General and administrative expenses. General and administrative expenses comprise external statutory and professional fees, as well as fees paid to related companies for the provision of corporate service functions (such as finance, tax, legal, insurance, information technology, human resources and facilities) to the Group.
●	Charter hire expenses. Charter hire expenses include charter rates the Group pays for chartered-in vessels. The number of vessels chartered-in may vary from period to period.
●	Depreciation. Depreciation is based on the cost of the vessel less its estimated residual value, on a straight-line basis over the estimated remaining economic useful life of each vessel. Costs associated with drydockings and upgrade expenses are included in the carrying amount of vessels and depreciated on a straight-line basis over the duration of the drydocking cycle or based on the Group’s assessment of the useful lives of the upgrades.
●	Gain/Loss on disposal of vessels. Gain/Loss on disposal of vessels refers to the net gains or losses arising from the sale of vessels, net of commission.
●	Write-back of impairment charge on vessels/(impairment charge on vessels). Impairment charge on vessels is the loss recognised in the profit or loss when the carrying value of a vessel exceeds the higher of the prevailing market valuations and the value-in-use. Write back of the impairment charge on vessels refers to the reversal of loss previously recognised based on updated prevailing market valuations or value-in-use amounts.
●	Finance expenses — net. Finance expenses — net include the cost of foreign currency gain/(loss) — net, interest income, interest expense and other finance income/(expense) such as bank charges.

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

The reconciliation of TCE income — Shipping per calendar day (total) to TCE income — Shipping for the years ended 31 December 2025, 2024 and 2023 is provided below.

	Year ended 31 December
	2025	2024	2023
TCE income – Shipping (US$’000)	708,974	608,196	797,495
Calendar days (total)	16,402	12,833	12,940
TCE income – Shipping per calendar day (total) (US$’000)	43.2	47.4	61.6

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

The reconciliation of TCE income — Shipping per available day to TCE income — Shipping for the years ended 31 December 2025, 2024 and 2023 is provided below.

	Year ended 31 December
	2025	2024	2023
TCE income – Shipping (US$’000)	708,974	608,196	797,495
Available days	15,750	12,593	12,657
TCE income – Shipping per available day (US$’000)	45.0	48.3	63.0

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

The reconciliation of vessel operating expenses per calendar day (owned) for the years ended 31 December 2025, 2024 and 2023 is provided below.

	Year ended 31 December
	2025	2024	2023
Vessel operating expenses (US$’000)	126,299	84,984	82,192
Calendar days (owned)	14,431	10,287	10,085
Vessel operating expenses per calendar day (owned) (US$’000)	8.8	8.3	8.1

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, plus cash inflows from sale of vessels.

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

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the years ended 31 December 2025, 2024 and 2023 is provided below.

	Year ended 31 December
In US$’000	2025	2024	2023
Net cash from operating activities	567,403	749,144	513,363
Additions in property, plant and equipment	(182,295)	(602,012)	(116,045)
Additions in intangible assets	(88)	(237)	(634)
Proceeds from sale of vessels	125,234	64,687	167,588
Adjusted free cash flow	510,254	211,582	564,272

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

The reconciliation of ROCE to operating profit for the years ended 31 December 2025, 2024 and 2023 is provided below.

	As of, and for the year ended,
	31 December
	2025	2024	2023
Operating profit (US$’000)	348,048	433,689	523,729
Average of the total shareholders’ equity (US$’000)(1)	1,931,524	1,761,827	1,591,375
Average of the total borrowings (US$’000)(1)	897,556	677,179	445,361
Average of the total lease liabilities (US$’000)(1)	184,214	194,564	192,661
Capital employed (US$’000)	3,013,294	2,633,569	2,229,397
ROCE	11.6%	16.5%	23.5%
(1)	Calculated as the average of the opening and closing balance for the year as presented in the consolidated balance sheet.

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

Market and Industry Data

Unless the source is otherwise stated, the market and industry data in this annual report constitute the Group’s estimates and analysis, using underlying data from independent third parties, including Baltic Exchange, Clarkson Research (“Clarksons”), Sentosa Shipbrokers, NGLS Strategy and Vortexa, as well as publicly available information. Such data include market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Estimates extrapolated from these data involve risks and uncertainties and are subject to change based on various factors.

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

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions you that a number of important factors could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Some of the factors that could cause actual results or events to differ from current expectations include the following:

●	general economic, political and business conditions;
●	general LPG market conditions, including changes in LPG freight rates, charter rates, vessel values and bunker fuel prices and other operating costs;
●	changes in demand in the LPG shipping industry;
●	the impact of trade policy matters, such as the imposition of tariffs and other import restrictions;
●	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, armed conflicts, piracy, wars or acts by terrorists;
●	any adverse developments in the maritime LPG transportation business;
●	changes in, and the Group’s compliance with, governmental, tax, environmental, safety, data protection and privacy and other laws and regulations;
●	failure in the management of climate and environmental risks and delivery and performance of management environmental objectives;
●	changes in competition rules and regulations for the shipping industry;

●	failure to manage disruptions, including due to climate change, abnormal weather conditions, pandemics, piracy, strikes and boycotts, political instability, sanctions and breaches of IT systems;
●	failure to implement the Group’s business strategy or manage the Group’s growth;
●	damages or breakdowns of the Group’s vessels, including due to weather conditions, mechanical failures, armed conflicts, piracy, wars or other circumstances and events;
●	failure to obtain new customers or the loss of any existing major customers;
●	failure to maintain sufficient cash reserves to make capital expenditures necessary for the Group’s vessels’ maintenance;
●	failure to attract and retain key management personnel, technically skilled officers and other employees;
●	default by third parties with whom the Group has entered into chartered-in arrangements;
●	failure of the Group’s third-party technical managers or other counterparties to meet their obligations;
●	the ageing of the Group’s fleet which could result in increased operating costs;
●	failure to integrate assets or businesses acquired from third parties;
●	failure to identify or take advantage of arbitrage opportunities, effectively implement the Products Services division’s hedging strategy and source LPG from third-party suppliers;
●	loss of major tax disputes or successful tax challenges to the Group’s operating structure or to the Group’s tax payments;
●	the severity and duration of any world events and armed conflicts, including recent conflicts in the Middle East, and associated repercussions to supply and demand for oil and gas and the economy generally;
●	endangerment of our crews as a result of armed conflicts or piracy; and
●	the availability of and the Group’s ability to obtain financing to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and the Group’s ability to comply with the restrictions and other covenants set forth in the Group’s existing and future debt agreements and financing arrangements.

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

3.C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.RISK FACTORS

The risks and uncertainties relating to the Shares and the Group’s business and the industry in which it operates, described below, together with all other information contained in this annual report, should be carefully considered in evaluating the Group and the Shares. The risks and uncertainties described below represent those the Group considers to be material at the date of this annual report. However, these risks and uncertainties are not the only ones facing the Group. You should carefully consider the information in this annual report in light of your personal circumstances.

This annual report also contains forward-looking statements that involve risks and uncertainties. See “Special Note About Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements due to certain factors, including the risks facing our Company.

The risk factors included in this “Item 3. Key Information – 3.D. Risk Factors” are presented in a limited number of categories, where each individual risk factor is intended to be placed in the most appropriate category based on the nature of the risk it represents. This does not mean that the risk factor could not have effects outside the category in which it is listed. Within each category, the risk factors deemed most material for us, taking into account their potential negative effect on us and our subsidiaries and the probability of their occurrence, are set out first. This does not mean that the remaining risk factors are ranked in order of their materiality or comprehensibility, nor based on a probability of their occurrence. The risks mentioned herein could materialise individually, cumulatively, or together with other circumstances.

Summary of Key Risks

The below bullets summarise the principal risk factors related to an investment in the Group. Refer to the discussion below this summary for further elaboration of these and other risks relevant when considering an investment in our Shares.

●	The highly cyclical nature of the LPG shipping industry may lead to volatility in the Group’s results of operations.
●	An increase in protectionism, trade disputes and the introduction of or increases to existing tariffs could have a material adverse impact on global trade, the shipping industry and the Group’s business and materially adversely affect the Group’s results of operations, financial condition and cash flows.

●	Geopolitical events and political instability, such as war and armed conflicts, may result in loss or damage of vessels, crew endangerment, disrupted shipping routes and increased insurance costs, and may otherwise impact the Group’s operations, international commerce and the global economy.
●	An oversupply of LPG shipping capacity may have an adverse effect on LPG freight rates, which could have a material adverse effect on the Group’s business, financial condition and results of operations.
●	Increases in bunker fuel prices and other operating costs may significantly increase the Group’s voyage expenses relating to the operation of its LPG vessels on the spot market (including under CoAs).
●	Shipping is a business with inherent risks and the Group’s insurance may not cover certain loss events and, where insurance does cover a loss event, may not be adequate to cover the Group’s entire loss.
●	The Group transports gas across a wide variety of national jurisdictions, which exposes the Group to risks inherent to operating internationally and in politically unstable regions. In addition, the Group works with local agents and business associates all over the world, heightens the risk of exposure to potential economic sanctions and anti-bribery/anti-corruption issues, any of which may have a negative impact to the Group’s reputation and financial condition.
●	Competition from more technically advanced LPG carriers could reduce the Group’s charter hire income and the value of the Group’s vessels.
●	The Group will be required to make substantial capital expenditures in order to modernise the fleet and to maintain the quality of the vessels the Group owns.
●	International, regional and local competition rules and regulations for the shipping industry may adversely affect the Group’s business, financial condition and results of operations.
●	The Group derives a significant portion of its LPG revenue from its top five Shipping customers, and the loss of any such customers or default by any of these customers could result in a significant loss of revenue and cash flows.
●	The Group may be exposed to risks because it provides services to customers either as the registered owner of the vessel or by way of entering into chartered-in arrangements with a third party and then chartering-out such vessels to customers.
●	Over time, vessel values may fluctuate substantially and this may result in impairment charges and the Group could also incur a loss if these values are lower at a time when the Group is attempting to dispose of a vessel.
●	Compliance with environmental laws or regulations may have an adverse effect on the Group’s results of operations.
●	The Group’s operating results may be subject to seasonal fluctuations and weather conditions.
●	The majority of the Group’s seagoing staff are members of labour unions and the Group may face labour disruptions that could interfere with its operations and have a material negative effect on the Group’s business, financial condition and results of operations.
●	The Group may incur a loss on its chartered-in fleet should the spot market rate fall below the time chartered-in rate.
●	The Group’s financial condition may be materially adversely affected if the Group fails to successfully integrate assets or businesses acquired from third parties, or is unable to obtain financing for acquisitions on acceptable terms.
●	The success of Product Services’ trading activities depends in part on its ability to identify and take advantage of arbitrage opportunities.
●	Product Services is exposed to unrealised gains or losses with respect to its chartered-in contracts prior to utilisation of such contracts.

●	A loss of a major tax dispute or a successful tax challenge to the Group’s operating structure or to the Group’s tax payments, among other things could result in a higher tax rate on the Group’s earnings, which could result in a significant negative impact on its earnings and cash flows from operations.
●	Covenants in the Group’s existing credit facilities impose, and any future debt facilities may impose, financial and other restrictions on the Group that may limit the Group’s ability to operate the business, incur additional indebtedness or constrain its ability to pay dividends.
●	BW Group is the largest shareholder of the Group and has significant voting power and the ability to influence matters requiring shareholder approval.
●	The Group may be unwilling or unable to pay any dividends in the future.

Risks Related to the Industry in which the Group Operates

The highly cyclical nature of the LPG shipping industry may lead to volatility in the Group’s results of operations

External factors that affect the LPG shipping industry will have a significant impact on the Group’s results of operations. In the past, the market for LPG transportation and the freight rates the Group can charge have been cyclical and volatile. For example, according to Baltic Exchange (January 2026), the short-term VLGC TCE rates for shipping LPG between the Middle East and Japan fluctuated between a high of US$175,874 per day to a low of US$6,243 per day from 2019 to the period ended 31 December 2025. In 2025, 69.3% of the Group’s revenue from LPG shipping were generated on the basis of current market levels (“spot prices”) and 30.7% of the Group’s revenue were generated under time charters. Fluctuations in the freight rates the Group can charge its customers result from changes in the global supply of carrying capacity and global demand for LPG. The external factors affecting supply and demand for LPG vessels and the supply and demand for LPG transported by LPG vessels, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

Additionally, U.S. trade tensions with China may escalate beyond tariffs with a proposal by the U.S. government to impose significant fees on any vessel entering a U.S. port. See “—The U.S. and Chinese governments’ service fees on the entry into U.S. and Chinese ports of vessels operated by maritime transport companies, which have been suspended until November 2026, could negatively affect our business, financial condition and operating results, if reimposed”.

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

Geopolitical events and political instability, such as war and armed conflicts may result in loss or damage of vessels, crew endangerment, disrupted shipping routes and increased insurance costs, and may otherwise impact the Group’s operations, international commerce and the global economy.

Our operations are conducted in many jurisdictions outside of the United States, and may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels call or are registered. Any disruption caused by these conditions could adversely affect our business, financial condition, financing alternatives and conditions to any financing, and operating results including limiting future business or new commercial operations. See “—The Group transports gas across a wide variety of national jurisdictions, which exposes the Group to risks inherent to operating internationally and in politically unstable regions. In addition, the Group works with local agents and business associates all over the world, heightens the risk of exposure to potential economic sanctions and anti-bribery/anti-corruption issues, any of which may have a negative impact to the Group’s reputation and financial condition”. We derive some of our revenues from transporting gas from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. See “– The Group’s international operations are exposed to the risk of acts of piracy, which could endanger our crew and vessels and result in increasing costs of operations”. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition, and operating results.

There has been significant military activity in the Middle East region. The recent armed conflict between the United States, Israel and its allies and Iran has led to severe disruption and an effective shutdown of the Strait of Hormuz and further disrupted trade routes in the Red Sea and the Gulf of Aden, which have been affected by armed attacks on ships traveling in those regions, forcing companies to reroute their vessels to avoid the Red Sea, the Suez Canal, the Guld of Aden, the Persian Gulf and the Arabian Sea. The continued disruption of such critical trade routes could have significant impacts in the Middle East region and on the global economy, which may adversely impact oil markets and charter rates. The regional conflict could grow and bring about further disruption, instability and volatility, causing global economic instability and disruption of production and distribution of LPG, which could result in reduced demand for our services.

Geopolitical tensions may result in attacks to, or unlawful seizure of vessels at sea by rogue states and insurgent entities. Avoidance of passages through the affected areas will involve undertaking significant deviations from normal routing and could result in delays to vessels’ commitments. Aside from the threat of vessel loss or damage, piracy, geopolitical risks and sanctions may increase war risk insurance and other insurance and crew costs for the Group if the Group is unable to pass the additional cost on to the charterer. Further, increased regional conflict could result in missile or drone attacks, endangerment of crew, damage to LPG infrastructure including export facilities and LPG terminals, the mining of sea lanes, blockades, environmental liabilities and fluctuation in international currency markets. Such events may have a material adverse effect on the Group’s business, results of operations, cash flows and financial condition, which could be exacerbated should the Group expand its operations or number of port calls by the Group’s vessels in countries which are subject to the foregoing risks or such risks that impact geographic markets in which the Group operates or the ports at which its vessels call.

If international political instability and geopolitical tensions continue or increase in any region in which we do business, or in other regions, our business and operating results could be harmed. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we operate or where our vessels call may limit, restrict or prohibit our trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition could cause a loss of the vessel and could harm our business, financial condition and operating results.

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

Conversely, in recent years “anti-ESG” sentiment has gained momentum across the United States, with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives or issued related legal opinions, and the U.S. President having recently issued an executive order opposing diversity equity and inclusion (DEI) initiatives in the private sector. In 2025, the SEC voted to end its defense of climate-related disclosure rules the SEC adopted in March 2024, which rules were facing judicial review in a number of court challenges and ultimately under consideration by the U.S. Court of Appeals for the Eighth Circuit. It is unlikely that the proposed rules in any form will become effective. However, if climate-related disclosure rules do become effective in the future, although the ultimate form and substance of these requirements is not yet known, they may result in additional costs to comply with any such disclosure requirements.

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

The occurrence of a pandemic or other global health emergency may negatively affect the Group’s business, financial performance and the Group’s results of operations, including its ability to obtain charters and financing

A pandemic may led a number of countries, ports and organisations to take measures against its spread, such as quarantines and restrictions on travel. These measures can cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

Failure to control a pandemic or other global health emergency could significantly impact economic activity, and demand for LPG and LPG shipping, which could further negatively affect the Group’s business, financial condition, results of operations and cashflows. The Group’s business and the shipping industry as a whole could be impacted by a reduced workforce, delays of crew changes as a result of the reimposition of quarantines or other constructions and delays in scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. The occurrence of a pandemic may also impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including the Group’s ability to finance the purchase price of vessel acquisitions, which could limit the Group’s ability to grow its business in line with its strategy.

An oversupply of LPG shipping capacity may have an adverse effect on LPG freight rates, which could have a material adverse effect on the Group’s business, financial condition and results of operations

If the number of new LPG vessels delivered exceeds the number of vessels being recycled, the global vessel capacity will increase. If the supply of vessel capacity continues to increase and the demand for vessel capacity does not increase correspondingly, freight rates could materially decline and the value of the Group’s vessels could be adversely affected. The balance between supply and demand for LPG vessels depends on potential new vessel orders, scrapping activity and the growth of demand for LPG shipping. This includes VLAC (Very Large Ammonia Carriers) scheduled to deliver and carry ammonia out from the United States blue ammonia facilities, which could affect LPG trade in the event of delays or cancellations of these projects, if these VLACs are redirected to transport LPG instead, which could increase vessel capacity and competition and impact freight rates. The Group will monitor the supply and demand situation closely and seek to take timely investment and divestment decisions as appropriate. However, excess capacity will have an adverse effect on LPG freight rates, which could have a material adverse effect on the Group’s business, financial condition and results of operations. See also “— Risks Related to the Group’s Business — Over time, vessel values may fluctuate substantially and this may result in impairment charges and the Group could also incur a loss if these values are lower at a time when the Group is attempting to dispose of a vessel.”

The Group’s growth may depend on the continued growth of the global LPG market and the availability of LPG for international trading

The Group’s growth may depend on the continued growth of the global LPG market, the availability of LPG for international trading and the supply chain, which could be adversely affected by a number of factors, such as:

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

Increases in bunker fuel prices and other operating costs may significantly increase the Group’s voyage expenses relating to the operation of its LPG vessels on the spot market (including under CoAs)

The Group’s vessels need to consume bunker fuel for propulsion and other auxiliary purposes such as generating electricity on board. In accordance with industry practice, the Group is responsible for voyage expenses, including bunker fuel costs, when operating its LPG vessels on the spot market (including under CoAs). Historically, bunker fuel expenses have amounted approximately half of the Group’s total voyage expenses. The Group’s bunker fuel expenses accounted for 49% of the Group’s voyage expenses for the year ended 31 December 2025, and 47% of the Group’s voyage expenses for the year ended 31 December 2024. If the price of bunker fuel oil increases/decreases by 50% (2024: 50%) with all other variables held constant, the Group’s profit after tax for the financial year will be lower/higher by US$85.0 million (2024: US$90.7 million) as a result of higher/lower bunker fuel oil consumption expense. Increases in the cost of bunker fuel are subject to a number of economic, natural and political factors affecting the level of crude oil prices in global markets that are beyond the Group’s control, including worldwide demand and supply imbalances, political instability and natural disasters in oil-producing regions. For example, following the financial crisis, in 2008, bunker prices nearly doubled in the span of a few months.

From 2 January 2025 to 31 December 2025, the highest and lowest reported bunker prices for Singapore VLSFO were US$603 and US$415, respectively (source: Platts Bunkerwire). An increase in the cost of bunker fuel could significantly increase voyage expenses for the Group’s LPG vessels, which could have a material adverse effect on its own results on its operations to the extent that it is not able to increase its freight rates commensurately or otherwise to recover bunker fuel cost increases from its customers. Other operating expenses, such as for example crew costs, may also fluctuate and affect the Group’s profitability.

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

The Group’s international operations are exposed to the risk of acts of piracy, which could endanger our crew and vessels and result in increasing costs of operations

Acts of piracy on ocean-going vessels could adversely affect the Group’s business. Acts of piracy have historically occurred in areas where the Group has operated, such as the Gulf of Aden, Indian Ocean and west coast of Africa. Moreover, since December 2023, there have been increasing threats to commercial vessels transiting the Red Sea and adjacent waterways, including incidents of piracy as well as drone and missile attacks. There is a risk that acts of piracy will continue to occur in these areas, as well as other regions. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, insurance premiums payable for such coverage could increase significantly and such insurance may become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy against our crew or vessels would endanger our crew and vessels and could require a significant amount of management time negotiating the release of crew members or the vessel and could have a material adverse impact on our business, financial condition and operating results.

The Group transports gas across a wide variety of national jurisdictions, which exposes the Group to risks inherent to operating internationally and in politically unstable regions. In addition, the Group works with local agents and business associates all over the world, heightens the risk of exposure to potential economic sanctions and anti-bribery/anti-corruption issues, any of which may have a negative impact to the Group’s reputation and financial condition

Transporting gas across a wide variety of national jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labour strikes and boycotts, the potential for changes in tax rates or policies and the potential for government expropriation of the Group’s vessels. Changes in political regimes or other political instability, as well as the risk of war, other armed conflicts and general unrest, may negatively affect the Group’s operations in foreign countries. See “—Geopolitical events and political instability, such armed conflicts, may result in loss or damage of vessels, crew endangerment, disrupted shipping routes and increased insurance costs, and may otherwise impact the Group’s operations, international commerce and the global economy.” Geopolitical tensions may result in the imposition of sanctions that could expose the Group’s vessels to delays and/or financial penalties, including cancellations of insurance cover if a cargo is, or individuals and/or entities associated with the cargo are, found to breach sanctions despite the Group having undertaken adequate due diligence.

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

The UK Bribery Act and US Foreign Corrupt Practices Act have extraterritorial application and may cover agents and business associates that the Group deals with in different jurisdictions. Additionally, sanctions imposed on certain countries, companies or individuals by international and regional bodies such as the United Nations, the United States and the EU, including in connection with Russia’s invasion of Ukraine, could materially adversely affect the Group’s ability to trade with those sanctioned persons, sanctioned countries and/or companies/individuals linked with such persons and countries. Any of these events may result in loss of revenue, increased costs and decreased cash flows. Conversely, as a result of the conflict in Iran and the resultant volatility in the global oil markets, on 12 March 2026, the United States Department of the Treasury’s Office of Foreign Assets Control (OFAC) issued a general license authorizing, through 12:01 a.m. eastern daylight time on 11 April 2026, on the sale, delivery, or offloading of Russian Federation origin crude oil or petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on 12 March 2026, including vessels previously blocked by OFAC under several existing sanctions programs.

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

Changes in laws and regulation may have an adverse effect on the Group’s results of operations

Operations in international markets are subject to risks inherent in international business activities, including, in particular, fluctuating economic conditions, overlapping and differing tax structures, managing an organisation spread over various jurisdictions, unexpected changes in regulatory requirements and complying with a variety of foreign laws and regulations. Changes in the legislative, governmental and economic framework governing the activities of the shipping industry, could also have a material negative impact on the Group’s results of operations and financial condition. Political decisions made in the countries and regions in which the Group’s vessels operate or call may further expose the Group to political, governmental and economic instability, which could in turn adversely affect the Group’s business, financial condition and operating results. For example, following ten years of negotiations, the IMO had agreed in April 2025 to greenhouse reduction targets of 8-21% by 2030 and 30-63% by 2035, with the goal of net zero by 2050 (the “Net Zero Framework”). However, in October 2025, following pressure from the Trump administration, the IMO voted to defer by one year the vote to formally adopt the Net Zero Framework. See “Item 4. Information on the Company — 4.B. Business Overview — Regulatory Overview.”

The U.S. and Chinese governments’ service fees on the entry into U.S. and Chinese ports of vessels operated by maritime transport companies, which have been suspended until November 2026, could negatively affect our business, financial condition and operating results, if reimposed

On April 17, 2025, the United States Trade Representative (“USTR”) implemented significant trade actions as the result of an investigation conducted under Section 301 of the Trade Act of 1974, including a fee to be paid by a vessel’s operator for any vessel owned or operated by a Chinese entity arriving to a U.S. port, to be paid up to five times per calendar year, per vessel pursuant to a formula relating to a vessels tonnage capacity. Another fee, under Annex II of the USTR’s notice of action, would be charged to operators of Chinese-built vessels, subject to certain targeted coverage exclusions. These fees became effective for vessels arriving at U.S. ports of entry on October 14, 2025.

On October 10, 2025, in response to the USTR action, China’s Ministry of Transport (the “Ministry”) announced retaliatory special port service fees applicable to vessels calling at Chinese ports which are built or flagged in the U.S. or owned or operated by certain U.S.-linked persons. These fees also became effective on October 14, 2025, although there was ambiguity surrounding the application and legal responsibility of the port fees.

On November 1, 2025 the U.S. announced that it had reached a trade agreement with China whereby both countries agreed in part to a one-year suspension of the implementation of these port fees beginning on November 10, 2025. As such, we do not expect us or our charterers to be materially impacted by such port fees at this time. However, trade relations between the two countries can be unpredictable and volatile, and other retaliatory actions by U.S., China or other countries could indirectly impact port-related costs, disrupt global shipping patterns and potentially cause delays in cargo movement, or increased congestion and costs at ports worldwide, including U.S. ports, further compounding disruptions within the global shipping industry. At this time we cannot predict what actions may be taken in the future or how such actions may ultimately impact our operations and financial results or our charterers.

The U.S. government’s Maritime Action Plan could result in new trade, regulatory or industrial policy measures affecting foreign-built vessels, which could increase our costs and affect our operations.

On February 13, 2026, the U.S. government released a Maritime Action Plan focused on revitalizing the U.S. maritime sector. Key pillars of the plan include increasing U.S. shipbuilding capacity, reforming workforce education and training, establishing maritime prosperity zones to bolster investment, and protecting the U.S. maritime industrial base and national security. The greater integration of national security priorities into maritime policy proposed in the plan may increase scrutiny of foreign operators and constrain commercial access. The plan aligns commercial shipbuilding and fleet composition with security objectives, which may lead to heightened regulatory oversight, additional security protocols, or new reporting expectations for international carriers.

The plan also calls for financing of a ‘Maritime Security Trust Fund’ by the potential imposition of a universal fee on non-U.S. built commercial vessels calling at U.S. ports, which would be assessed based on the weight of imported tonnage of cargo arriving on such vessels. This plan does not appear to propose the imposition of fees on exports from the United States, only on imports to the United States. The implementation and potential magnitude of these proposed fees, as well as any measures that other countries may adopt in response, are currently unknown.

Given the potential magnitude of the measures described above and the uncertainties surrounding their implementation, which are subject to Congressional action, we cannot predict the ultimate form or financial impact of any measures adopted pursuant to the Maritime Action Plan. However, the policy shifts proposed in the plan may alter trade patterns and capacity deployment in ways that could adversely impact our planning and earnings. Enhancements to U.S. maritime infrastructure and policy favoring U.S.-built or -flag vessel participation could negatively change routing economics and cargo allocations. Additionally, if a universal port fee or other similar measures are implemented in a manner that applies to vessels in our fleet, it could increase our operating costs, reduce margins on U.S.-related voyages, affect customer demand, or otherwise adversely impact our business, operating results, and financial condition.

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

We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. The heightened environmental, quality and security concerns of the public, regulators, insurance underwriters and charterers will likely lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. See “Item 4. Information on the Company — 4.B. Business Overview — Regulatory Overview” for a more detailed discussion.

Risks Related to the Group’s Business

The Group may not be able to implement its business strategy successfully or manage its growth effectively

The Group’s strategy is to ensure environmental and customer-focused operational excellence and explore growth opportunities along the energy value chain. Future growth will depend on the successful implementation of the Group’s business strategy. The Group’s ability to achieve its business and financial objectives is subject to a variety of factors, many of which are beyond the Group’s control. A principal focus of the Group’s strategy is to identify opportunities to grow within the LPG shipping and adjacent value chain areas, which will depend upon a number of factors, including the Group’s ability to attract funding.

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

In addition, the Group must make capital expenditures to maintain its vessels over the long-term. These maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain or increase the operating capacity of the vessels. The Group’s vessels are drydocked periodically for repairs and renewals and, in addition, may have to be drydocked in the event of accidents or other damage. The Group’s capital expenditure for drydocking for 2025 was US$49.1 million, and it is expected to be US$47.6 million for 2026.

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

Shipping is a business with inherent risks and the Group’s insurance may not cover certain loss events and, where insurance does cover a loss event, may not be adequate to cover the Group’s entire loss

The operation of any ocean-going vessel represents a potential risk of major losses and liabilities, death and injury of persons or property damage caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events, including the conflict between Russia and Ukraine and the current conflicts in the Middle East. In addition, the transportation of LPG is subject to the risk of pollution and to business interruptions due to political unrest, economic instability, hostilities, labour strikes and boycotts. An accident involving any of the Group’s vessels could result in death or injury to persons, loss of property, environmental damage, delays in delivery of cargo, loss of revenue from termination of contracts or unavailability of vessels, fines or penalties, higher insurance rates, litigation with the Group’s employees, customers or third parties and damage to the Group’s reputation and customer relationships generally.

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

The Group derives a significant portion of its LPG revenue from its top five Shipping customers, and the loss of any such customers or default by any of these customers could result in a significant loss of revenue and cash flows

In 2025, the Group’s top five Shipping customers by revenue included Aramco Trading, P66, Abu Dhabi Marine International Chartering, BGN International and Hindustan Petroleum Corporation Limited, representing an aggregate of 40% of the Group’s Revenue – Shipping.

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

The Group’s vessels may suffer damage and the Group may face unexpected costs and off-hire periods

Our vessels may experience damage, breakdowns, accidents or other operational issues that result in unbudgeted off-hire periods. During such off-hire periods, charterers are generally not required to pay hire which would decrease the Groups revenue and cash flow, including cash available for dividends to the Group’s shareholders. We are also responsible for repair costs, dry-docking expenses, insurance deductibles and other associated expenses with limited or no loss-of-hire insurance coverage in most cases. Vessel repair cost not covered by insurance are unpredictable and can be substantial. See “Item 4. Information on the Company—4.B. Business Overview—Insurance.” In addition, under the Group’s time charter contracts, we warrant certain specifications, conditions and performance of the chartered vessels. In the event we ar unable to meet these contractual obligations, charterers may assert performance claims alleging deficiencies in, among other things, vessel speed, fuel consumption or other warranted operating parameters, which could result in charter hire deductions, penalties, disputes or litigation. Any of these events could materially reduce our revenues, increase our operating costs and have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

The Group may be unable to attract and retain key management personnel and other employees and qualified officers, which may negatively impact the effectiveness of the Group’s management, the ability to crew the Group’s vessels and results of operations

The Group’s success depends to a significant extent upon the abilities and efforts of the Group’s management team and its ability to retain key members of the management team, including recruiting, retaining and developing skilled personnel for its business. The Group’s LPG carriers require technically skilled officers with specialised training. Certain charterers and other customers have an officers’ requirement matrix with predetermined standards for vessel operators, including requirements for officers with respect to both service time and shipping sector experience.

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

The Group relies on information technology systems and other operating systems to conduct its business, and disruption, failure or security breaches of these systems could adversely affect its business and results of operations

The Group relies on information technology (“IT”) systems in order to communicate with vessels and achieve its business objectives. The Group relies upon accepted security measures and technology such as access control systems to securely maintain confidential and proprietary information maintained on its IT systems, and market standard virus control systems. The Group’s portfolio of hardware and software products, solutions and services and its enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond its control, such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyberattacks or other malicious software programmes. The failure or disruption of the Group’s IT systems to perform as anticipated for any reason could disrupt the Group’s business and result in decreased performance, remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on the Group’s business operations, financial performance and financial condition.

The Group’s failure to comply with data protection and privacy laws could damage its third-party relationships and exposes the Group to litigation, financial and reputational risks and potential fines

Data protection and privacy laws apply to the Group in certain countries in which it does business. For example, the EU General Data Protection Regulation (the “GDPR”) imposes penalties up to 20 million euros or up to 4% of global annual turnover, whichever is higher, for especially severe violations. The GDPR requires mandatory breach notification, the standard for which is, subject to certain variations, also followed in a number of jurisdictions outside the EU (including in Asia). Noncompliance with data protection and privacy laws could expose the Group to regulatory investigations, which could result in fines and penalties. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. The Group could also be subject to litigation from persons or corporations allegedly affected by data protection and privacy violations. Violation of data protection and privacy laws is a criminal offence in some countries, and individuals can be imprisoned or fined. Concerns about, including the adequacy of, the Group’s practices with regard to the processing or security of personal data or other data privacy-related matters, even if unfounded, could harm and/or disrupt the Group’s business, which could have a material adverse effect on the Group’s business operations, financial performance and financial condition.

The Group may incur a loss on its chartered-in fleet should the spot market rate fall below the time chartered-in rate

As of the date of this annual report, the Group had two time chartered-in vessels that require a monthly payment at a fixed hire. The expiry dates for those chartered-in vessels range from 2026 to 2027. With the volatility in the spot market rate, future spot market rate earnings may be lower than the chartered-in rate, which could have a material adverse effect on the Group’s business, financial condition and results of operations.

The ageing of the fleet may result in increased operating costs in the future, which could adversely affect the Group’s business, financial condition and operating results

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As the Group’s fleet ages, the Group will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to gradual improvements in engine technology and other design features. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to the Group’s vessels and may restrict the type of activities in which the Group’s vessels may engage. Although the Group’s fleet of 28 100%-owned vessels had an average age of 8.5 years as of 31 December 2025, the Group has no assurance that, as the Group vessels age, market conditions will justify those expenditures or enable the Group to operate its vessels profitably during the remainder of their useful lives.

Delays in deliveries of, or cost overruns in relation to, newbuilds the Group may order in the future or deliveries of vessels with significant defects could harm the Group’s operating results and lead to the termination of any related charters that may be entered into prior of their delivery

The Group does not have any contracted newbuilds as of 31 December 2025. However, the delivery of any newbuilds the Group may order or agree to acquire in the future could be subject to cost overruns or delays, which would delay the Group’s receipt of revenue under any future charters in which the Group enters into for the vessels. In addition, under the charters the Group may enter into for the newbuilds, if the Group’s delivery of a vessel to the customer is delayed, it may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenue, the Group may be responsible for additional, substantial liquidated damages. The delivery of any newbuild with substantial defects could have similar consequences.

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

Risks Related to the Group’s Business – Product Services

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

Product Services’ hedging strategy may not always be effective and does not require all risks to be hedged

Product Services’ trading activities involve a significant number of purchase and sale transactions. In order for Product Services to mitigate the risks in its trading activities related to LPG price fluctuations and potential losses, it has a policy, at any given time, of hedging substantially all of its trading inventory through futures and swap commodity derivative contracts, either on commodities exchanges or in the over- the-counter market. Product Services also seeks to mitigate the risks related to fluctuations in freight rates by entering into hedging transactions in the exchange traded market (in addition to entering into chartered-in contracts with ship owners at fixed freight rates). In the event of disruptions in the commodity exchanges or markets on which Product Services engages in these hedging transactions, Product Services’ ability to manage these risks may be adversely affected and this could in turn have a material adverse effect on Product Services’ business, results of operations, financial condition and prospects. If any participants (for example, clearers, banks or commodity exchanges) in Product Services’ clearing activities were to become insolvent or if Product Services’ contractual relationships with those entities were to be adversely affected, Product Services’ hedging strategy could be negatively impacted, and Product Services could be at risk of recovering collateral deposited with such participants.

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

Product Services is exposed to fluctuations in LPG prices

Product Services is exposed to fluctuations in LPG prices in order to meet priced forward contract obligations and forward priced commodity contracts. Although Product Services hedges substantially all of its trading inventory (see “— Product Services’ hedging strategy may not always be effective and does not require all risks to be hedged” above), it also may take unhedged positions within Group limits and policies, based on its understanding of market dynamics and expectation of future price and/or spread movements. Current and future LPG prices are influenced by a number of external factors, including supply and demand, speculative activities by market participants, global political and economic conditions and related industry cycles. Product Services’ inability to predict future price and/or spread movements could have a material adverse effect on Product Services’ business, results of operations, financial condition and prospects.

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

Risks Related to Tax

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

For example, further to Action 1 of the base erosion and profit shifting (“BEPS”) project, the OECD/G20 Inclusive Framework spearheaded a project seeking to address tax challenges arising from digitalization of the economy and proposing fundamental changes to the international tax system that is commonly referred to as “BEPS 2.0” and that is divided into two “pillars” of issues. Pillar One proposes certain reallocations of taxing rights between jurisdictions, and Pillar Two proposes a minimum effective tax rate of 15% and global anti-base erosion rules. The implementation of the Pillar One and Pillar Two proposals was scheduled for 2023 or as soon as possible thereafter and requires transposition into the national tax laws of participating jurisdictions. In the OECD statement of 8 October 2021, an implementation plan on BEPS 2.0 was agreed. On 20 December 2021, the OECD published detailed rules to assist in the implementation of Pillar Two. On 14 December 2022, the Council of the EU adopted a directive to implement Pillar Two at EU level to be transposed into member states’ national laws by the end of 2023. Pillar Two was also implemented into national tax laws of many other jurisdictions or is currently being implemented. By contrast, the timeline for the implementation of Pillar One remains uncertain.

Furthermore, sector specific exclusions from Pillar Two have been proposed, including for international shipping income and qualified ancillary international shipping income (each as defined in the OECD rules as implemented in local jurisdictions and provided the exemption requirements are met).

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

Based on the Financial Statements and relevant market and shareholder data, the Group believes that the Company was not treated as a PFIC for US federal income tax purposes with respect to its prior 2025 or 2024 taxable years. In addition, based on the Financial Statements and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not anticipate the Company becoming a PFIC for its current taxable year or in the foreseeable future. Although there is no legal authority directly on point, the Group’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the Group’s time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, the Group believes that such income does not constitute passive income, and the assets that it owns and operates in connection with the production of such income, in particular, the vessels, do not constitute assets that produce or are held for the production of passive income for purposes of determining whether the Company is a PFIC.

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

High interest rates and volatility of interest rate benchmarks under our financing agreements could affect our profitability, earnings and cash flow

As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on SOFR, movements in interest rates could negatively affect our financial performance. High inflation has impacted economies globally in recent years with such high inflation due in part to global supply chain issues, the Ukraine-Russia war and a rise in energy prices. Inflation has led to increased interest rates, which in turn may increase our financing costs. In addition, economic conditions could impact and reduce availability of financing as credit becomes more expensive or unavailable.

In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives.

Volatility in applicable interest rates among our financing agreements presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.

Derivative contracts used to hedge the Group’s exposure to fluctuations in interest rates could result in reductions in its shareholder’s equity as well as charges against its profit

As of 31 December 2025, the Group had interest rate swaps with total notional principal amounting to US199.6 million. Interest rate swaps are transacted to hedge interest rate risk on bank borrowings. After taking into account the effects of these contracts, for part of the bank borrowings, the Group effectively pays fixed interest rates ranging from 1.98% per annum to 3.73% per annum and receives a variable rate determined by SOFR fixing plus, with respect to certain interest rate swaps, the applicable credit adjustment spread. Hedge accounting is adopted by the Group for these contracts. However, the hedging arrangements contained in such contracts could result in reductions in the Group’s shareholder’s equity, as well as charges against its profit and consequently have a material adverse effect on the Group’s financial condition, cash flows and results of operations.

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

The facilities require the Group to maintain various financial ratios. These include requirements that the Group maintain (i) specified minimum ratios of adjusted equity (the total equity of the Group, as adjusted by replacing the vessels’ book value with their market value) to the sum of liability and adjusted equity (ii) specified levels of cash and cash equivalents and available credit lines, (iii) specified minimum amount of adjusted equity and (iv) specified levels of collateral coverage. In addition, vessel values may fluctuate substantially which could impact the Group’s compliance with the covenants in the Group’s loan agreements. The failure to comply with such covenants would cause an event of default that could materially adversely affect the Group’s business, financial condition and operating results. See “Item 5. Operating and Financial Review and Prospects — 5.B. Liquidity and Capital Resources — Capital Resources and Indebtedness — Financial Covenants.”

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

Furthermore, as of this annual report, the Group’s independent registered public accounting firm has attested to the effectiveness of its internal control over financial reporting. The Group’s independent registered public accounting firm has not, but in the future may, issue a report that is adverse in the event it is not satisfied with the level at which the Group’s internal control over financial reporting is documented, designed, operated or reviewed or that discloses a material weakness identified by the Group’s management in its internal control over financial reporting. Compliance with these requirements may strain the Group’s resources, increase its costs and distract management, and the Group may be unable to comply with these requirements in a timely or cost-effective manner. See “—If the Group fails to maintain an effective system of internal control over financial reporting, the Group may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in the Group’s financial and other public reporting, which would harm the Group’s business and the trading price of the Shares.”

If the Group fails to maintain an effective system of internal control over financial reporting, the Group may not be able to accurately report its financial results or prevent fraud. As a result, shareholders could lose confidence in the Group’s financial and other public reporting, which would harm the Group’s business and the trading price of the Shares

The Group is subject to Section 404, which requires that the Group include a report from its management on the Group’s internal control over financial reporting and the Group’s independent registered public accounting firm must attest to and report on the effectiveness of the Group’s internal control over financial reporting.

As described in the Group’s registration statement on Form 20-F filed with the SEC on 8 April 2024, the Group’s management identified a material weakness in the Group’s internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to not having a sufficient number of personnel with an appropriate level of knowledge of the reporting requirements under SEC rules, experience and training in internal controls over financial reporting under Section 404 and related SEC rules to operate the period-end financial reporting controls. As further described in the Group’s annual report on Form 20-F filed with the SEC on 28 March 2025, the Group’s management identified an additional material weakness with respect to the sufficiency of information technology controls and documentation.

During 2024 and 2025, with the support of advisors and under the supervision of the Chief Executive Officer, the Chief Financial Officer and the Audit Committee, management implemented remediation measures to remediate the aforementioned material weaknesses. The plan to remediate these material weaknesses included:

1.establishing and initiating a formal process to evaluate the design and implementation of the Group’s internal controls over financial reporting,
2.establishing a SOX program management office,
3.engaging advisors to develop and implement additional on-the-job training and guidance for financial reporting personnel and control owners to enhance their understanding of the principles and requirements of internal controls and the relevant financial reporting requirements,
4.enhanced the design and documentation of our controls to evidence the existence of our controls, including information technology general controls, and
5.enhanced existing and implemented additional management review controls to support the period end financial reporting process.

The Group implemented these remedial steps and successfully tested the related internal controls. As a result, the Group concluded that the remediation efforts resulted in the elimination of the previously identified material weaknesses as of 31 December 2025. While these material weaknesses have been remediated, the Group cannot assure you that the Group will not in the future have additional material weaknesses. Material weaknesses may still exist when we report in the future on the effectiveness of the Group’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

If the Group fails to successfully and timely remediate any material weaknesses identified and/or to implement required new or improved controls to meet the standards under Section 404, as these standards are modified, supplemented, or amended from time to time, the Group’s management may not be able to conclude on an ongoing basis that the Group has effective internal control over financial reporting in accordance with Section 404, meet the Group’s reporting obligations, avoid material misstatements in the Group’s financial statements or anticipate and identify accounting issues or other financial reporting risks that could materially impact the Group’s consolidated financial statements, and which could cause shareholders to lose confidence in the Group’s reported financial information. This could in turn limit the Group’s access to capital markets and lead to a decline in the trading price of the Shares. Additionally, ineffective internal control over financial reporting pursuant to Section 404 could expose the Group to increased risk of fraud or misuse of corporate assets and ultimately, potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions, which could harm the Group’s business and financial condition, and which would require additional financial and management resources. The Group may also be required to restate its financial statements from prior periods.

As a foreign private issuer, the Group is not subject to the same disclosure and procedural requirements as domestic US registrants and the Group is permitted to rely on exemptions from certain NYSE corporate governance requirements, which may afford less protection to the Group’s shareholders

As a foreign private issuer, the Group is not subject to the same disclosure and procedural requirements as domestic US registrants under the Exchange Act. For instance, the Group is not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act, the Group is not subject to the proxy requirements under Section 14 of the Exchange Act, and the Group is not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. As a foreign private issuer listed on the NYSE, the Group is permitted to follow certain home country corporate governance practices in lieu of certain NYSE requirements. The home country practices may afford less protection to shareholders than would be available to the shareholders of a US corporation. If the Group loses its foreign private issuer status, the Group would be required to comply fully with the reporting requirements of the Exchange Act applicable to US domestic issuers, and the Group would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

BW Group is the largest shareholder of the Group and has significant voting power and the ability to influence matters requiring shareholder approval

As of 31 December 2025, BW Group was the largest shareholder of the Group holding approximately 31.99% of the outstanding Shares. Accordingly, BW Group has the ability to significantly influence the outcome of matters submitted for the vote of the Group’s shareholders, including the election of members of the Board of Directors. BW Group will also have the right to designate members to the Board of Directors pursuant to a shareholder rights agreement that the Company and BW Group have entered into (the “Shareholder Rights Agreement”) (see “Item 10. Additional Information — 10.C. Material Contracts — Shareholder Rights Agreement”). BW Group is a privately held company wholly owned by Sohmen family interests. Andreas Sohmen-Pao, the Chairman of the Company, is also the Chairman of BW Group and a member of the Sohmen family, which indirectly wholly owns BW Group. The commercial goals of BW Group as a shareholder, and those of the Group, may not always be aligned and this concentration of ownership may not always be in the best interest of the Group’s other shareholders. For example, BW Group could delay, defer or prevent a change of control, impede a merger, deny a potential future equity offering, amalgamation, consolidation, takeover or other business combinations involving the Group, or discourage a potential acquirer from attempting to obtain control of the Group. In addition, certain of the Group’s agreements require either BW Group to continue holding certain percentages of shareholdings in the Group or Sohmen family interests to continue holding certain percentages of shareholdings in the BW Group. For example, pursuant to the change of control provisions in all of the Group’s secured term loan facilities and revolving credit facilities, if Sohmen family interests cease to hold more than 50% of BW Group or if BW Group ceases to hold more than 20% of the Company or if any other person takes control of the Company, the facility agreements must be cancelled and repaid in full. No assurance can be given that BW Group will remain the major shareholder of the Group and the Sohmen family will remain indirectly the sole shareholder of BW Group on a permanent basis. If BW Group no longer were a major shareholder of the Group (or if the Sohmen family no longer holds a controlling interest in BW Group), or if its commercial goals were not in the best interest of the Group, this could have a material adverse effect on the market value of the Shares.

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

Future issuances of Shares or other securities may dilute the holdings of shareholders and could materially affect the price of the Shares

It is possible that the Group may in the future decide to offer additional Shares or other securities in order to finance new capital intensive projects, in connection with unanticipated liabilities or expenses or for any other purposes. See “— Risks Related to Financing and Market Risk — In order to execute the Group’s strategy, the Group may require additional capital in the future, which may not be available.” There can be no assurance the Group will not decide to conduct further offerings of securities in the future. Depending on the structure of any future offering, certain existing shareholders may not be able to purchase additional equity securities. If the Group raises additional funds by issuing additional equity securities, holdings and voting interests of existing shareholders may be diluted.

Future sales, or the possibility for future sales, including by BW Group, of substantial numbers of Shares may affect the Shares’ market price

The Group cannot predict what effect, if any, future sales of the Shares, or the availability of Shares for future sales, will have on their market price. Sales of substantial amounts of the Shares in the public market, including by BW Group (which, as of 31 December 2025, held approximately 31.99% of the outstanding Shares), or the perception that such sales could occur, may adversely affect the market price of the Shares, making it more difficult for holders to sell their Shares or the Group to sell equity securities in the future at a time and price that they deem appropriate.

Investors with Shares registered in a nominee account will need to exercise voting rights through their nominee

Beneficial owners of Shares that are registered in a nominee account (such as through brokers, dealers or other third parties) with the Depository Trust Company and the Norwegian Central Securities Depositary, Euronext Securities Oslo will not be able to exercise voting rights directly, and they will need to receive the voting materials and provide instructions through their nominee prior to the general meetings. The Group can provide no assurance that beneficial owners of Shares will receive the notice of a general meeting in time to instruct their nominees accordingly or otherwise vote their Shares in the manner desired by such beneficial owners.

The Group may be unwilling or unable to pay any dividends in the future

The Company intends to provide a quarterly dividend payout, subject to the discretion of the Board of Directors and the profits of the Company. As a guideline for declaring dividends, the Board of Directors generally aims for an annual payout ratio of 50% of Shipping’s Net Profit After Tax (“Shipping NPAT”), which may be enhanced to 75% and 100% of Shipping NPAT when the net leverage ratio is below 30% and 20%, respectively. The declaration and payment of dividends is subject to the discretion of the Board of Directors and the profits of the Company, and the final amount of any dividends is determined by the Board of Directors. The Board of Directors may adjust the dividend payout for extraordinary items and may also consider other factors in determining the payment and amount of any dividends, such as the following:

●	BW LPG Product Services Pte. Ltd.’s performance, as measured by, among other things, its dividends distributed to the Company;
●	the Group’s capital expenditure plans; and

●	the Group’s financing requirements, financial flexibility, and anticipated cash flows of the business.

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

Singapore corporate law may delay, deter or prevent a takeover of the Company by a third-party, but as a result of a grant of a waiver from the application of the Singapore Code on Take-Overs and Mergers (the “Singapore Take-overs Code”), the Company’s shareholders may not have the benefit of the application of the Singapore Take-Overs Code, which could adversely affect the value of our Shares

Generally, the Singapore Take-overs Code contain certain provisions that may delay, deter or prevent a future takeover or change in control of the Company for so long as the Company remains a public company with more than 50 shareholders and net tangible assets of S$5.0 million or more. Any person acquiring, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert (as defined in the Singapore Take-over Code) with such person) carry 30% or more of the voting rights of the Company, or, any person who, together with persons acting in concert with such person, holds not less than 30% but not more than 50% of the voting rights of the Company and such person (or any person acting in concert with such person), acquires in any period of 6 months additional shares carrying more than 1% of the voting rights, must, except with the consent of the Securities Industry Council of Singapore, extend offers immediately for all the remaining voting shares in accordance with the provisions of the Singapore Take-overs Code.

On December 17, 2025, the Securities Industry Council of Singapore confirmed the continued waiver of the application of the Singapore Take-overs Code to the Company, subject to certain conditions. Pursuant to the said waiver, except in the case of a tender offer (within the meaning of U.S. securities laws) where the Tier 1 Exemptions set forth in Rule 14d-1(c) of the Exchange Act (the “Tier 1 Exemptions”) are available and the offeror relies on the Tier 1 Exemptions to avoid full compliance with U.S. tender offer regulations, the Singapore Take-overs Code shall not apply to the Company.

Accordingly, the Company’s shareholders will not have the protection or otherwise benefit from the provisions of the Singapore Take-overs Code to the extent that the said waiver is available.

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

The Shares are traded on the OSE under the ticker symbol “BWLPG.OL” and on the NYSE under the ticker symbol “BWLP.”

BW LPG is a leading owner and operator of VLGCs based on the number of VLGCs as of December 2025 (source: Clarksons, January 2026). BW LPG currently operates two segments: Shipping and Product Services. See “Item 4. Information on the Company — 4.B. Business Overview — Operating Segments” for more detail.

The BW Group remains the largest shareholder of the Company as of 31 December 2025. Today, the BW Group is a global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. The BW Group controls a fleet of over 450 vessels that transport oil, gas and dry commodities, including approximately 200 LNG and LPG ships across its various affiliates. In the renewable energy space, the BW Group has investments in solar, wind, batteries and water treatment.

Equiniti Trust Company, LLC, located at 6201 15th Avenue, Brooklyn, NY 11219, serves as the Company’s transfer agent and registrar.

History and Development of the Group

The origin of the Group dates back to 1935 when Mr. Sigval Bergesen d.y. established Sig. Bergesen d.y. & Co, a tanker business in Stavanger, Norway. In 1978, Sig. Bergesen d.y. & Co entered the gas transportation business with the acquisition of six LPG vessels. The company continued to grow in the 1980s to become a major operator of large LPG carriers, and in 1986, Bergesen d.y. ASA (“Bergesen”) became the holding company of the family’s various shipping businesses.

In April 2003, Sohmen family interests acquired a majority of the shares of Bergesen. Bergesen, together with the Sohmen family’s World-Wide Shipping, reorganised to form Bergesen Worldwide in 2004, and in 2005, the business was rebranded as BW.

In 2013, to prepare the LPG business of the BW Group for an IPO, the LPG business was reorganised with the Company becoming the parent company of the listed group. As part of the reorganisation, all assets and liabilities relevant to the continuing LPG business of the BW Group were transferred into subsidiaries of the Company. In November 2013, the Company was listed on the OSE.

In 2016, BW LPG acquired Aurora LPG, and in 2017, BW LPG and Global United Shipping India Private Limited established a joint venture in India in which the parties each owned 50%. The purpose of the new joint venture (“BW India”) was to own and operate gas carriers for the transportation of LPG within Indian waters. BW LPG increased its equity share in BW India from 50% to 88% in 2021, which was subsequently reduced to 52.4% in 2022 when an external investor subscribed for new shares in BW India in an aggregate amount of 41.1% of the outstanding equity. By 2021, BW India had become India’s largest owner and operator of VLGCs by total fleet capacity, and remains such as of December 2025 (source: Sentosa Shipbrokers, “India LPG Monthly Synopsis” dated 23 December 2025).

In 2019, BW LPG launched Product Services to offer customers a fully integrated product delivery service. See “Item 4. Information on the Company — 4.B. Business Overview — Product Services” for more detail on Product Services. In November 2022, BW LPG completed the acquisition of the LPG trading operations from Vilma Oil for a total consideration of US$53 million in order to expand Product Services.

On 30 November 2023, the Group signed a joint venture agreement with Confidence Petroleum India Limited (“Confidence”) and committed to invest approximately US$40 million in Confidence and in an LPG onshore import terminal. On 20 May 2025, the Group announced the cessation of the investment due to the heightened market uncertainties from global trade protectionism, to strengthen its strategic focus on the company’s core value drivers—shipping and trading.

On 23 April 2024, BW LPG obtained approval from the NYSE for the listing of the Company’s common shares, in addition to its existing listing on the OSE. The Company’s common shares commenced trading on the NYSE on 29 April 2024, under the ticker symbol “BWLP”.

On 1 July 2024, BW LPG officially effected its discontinuance from Bermuda and continuance in Singapore after successfully completing the redomiciliation process. As a result of the redomiciliation, BW LPG’s common shares were converted into ordinary shares.

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

4.B.BUSINESS OVERVIEW

Market Overview

The VLGC market in 2025 experienced significant fluctuations, driven by both geopolitical events, regional price differences of LPG, low fleet growth and trade inefficiencies.

Spot rates came under pressure in early 2025 as cold weather and fog negatively impacted VLGC loadings in the US Gulf. This is however a normal seasonal phenomenon, and its impact was less severe in 2025 compared to previous years. Towards the end of the first quarter, spot rates were improving again.

VLGC spot rates, Middle East – Far East & US Gulf – Far East

Source: Baltic Exchange, Internal analysis

In early April, trade tensions between the US and China increased sharply as the two countries began imposing tariffs on each other. The rapid escalation of this trade war had a near immediate impact on LPG shipping, as the trade between the largest exporter (USA) and the biggest importer (China) nearly vanished. While the beginning of the trade war was a massive disruption to established trade routes, the market quickly began to adapt to the new reality.

A core dynamic with LPG shipping is that LPG is a byproduct of oil and gas production, and consequently any production not consumed or put into storage domestically, it is priced to clear in the international market. This remained the case even during the US – China trade war, with a few important caveats. Firstly, the US price for propane came down sharply. This allowed the product to be sold and exported. Secondly, with Chinese demand for US made LPG down, US volumes found other outlets, mainly in Japan and Southeast Asia, but also in more unconventional destination, like India.

US LPG exports by destinations (VLGC only)

Source: Vortexa

As 2025 progressed into the summer months, it became increasingly clear that not only did the rerouting of US volumes drive ton-mile demand, but Middle East exports also had to sail longer distances, to make up for the Chinese demand usually covered by US volumes.

Middle East LPG exports by destinations (VLGC only)

Source: Vortexa

During this period of rerouting spot earnings also saw periods of downwards pressure. This was particularly visible during the third quarter; where the Saudi Contract Price for LPG was lowered to a point where Far East prices also came down. This, in turn narrowed the US – Far East arbitrage, bringing down spot freight rates too. Further into the second half of 2025, various tariff truces came into effect, before many retaliatory tariffs were ultimately suspended in late 2025.

The Panama Canal plays an important role for VLGC shipping. This was also the case in 2025, as the canal saw periods of increased container traffic following both escalation and deescalation of trade hostilities between the US and China. Going forward, increased trade in LPG and other segments such as ethane, containers and LNG could increase demand for canal transits and consequently transit costs. This in turn could divert a higher share of VLGCs to sail around Cape of Good Hope, thus limiting the effective supply of LPG shipping capacity.

Panama Canal, Neo-Panamax locks transits

Source: Clarksons SIN

Growth in export volumes of LPG is expected to continue in the years ahead. Out of the main exporting regions, North America is expected to see the strongest nominal growth in 2026 – largely driven by new export infrastructure allowing for more LPG to be exported. Closer to 2030, it is expected that LPG export growth will largely be driven by new projects in the Middle East. The biggest offtake region for LPG is expected to be the Far East, but growth in imports into India and Southeast Asia is also expected.

LPG export forecasts (VLGC only)

Source: NGLS

LPG import forecasts (VLGC only)

Source: NGLS

Fleet overview

The fleet continued its expansion, with 11 new VLGCs delivered in 2025, with the total fleet count at year end at 413. Over the next three years, the VLGC fleet will see additional vessels being delivered from shipyards, with 2027 expected to see a particularly high level of deliveries. Recently placed orders for newbuilds have seen estimated delivery times around mid-2028, reflecting long lead times for new ships. Nearly all VLGC new buildings can carry ammonia, often leading to their designation as VLACs (Very Large Ammonia Carriers). However, until the ammonia trade develops for VLGCs, the new ships are all expected to be employed in the LPG trade.

VLGC fleet summary

Source: Internal analysis

Key Highlights

BW LPG is a leading owner and operator of VLGCs based on the number of VLGCs as of December 2025 (source: Clarksons, January 2026). As of 31 December 2025, the Group owned and/or operated a fleet of 54 vessels, including 28 owned VLGCs, 8 VLGCs owned by BW LPG India, 7 time charter/bareboat in VLGCs and 7 operated VLGCs and 4 operated LGCs/MGC. 22 out of 54 vessels have LPG dual-fuel propulsion technology onboard.

As further described in “— Shipping — Fleet — Commercial Management of the Fleet,” the Group’s fleet operates a combination of spot voyages and time charters. For the year ended 31 December 2025, 69.3% of Revenue — Shipping totalling US$703.5 million was derived from spot voyages (including CoAs), and 30.7% totalling US$312.3 million was derived from time charters.

BW LPG’s Product Services supports its core Shipping business. Product Services was established in February 2019, with the aim to diversify the Group’s business offerings. Product Services provides customers with integrated LPG delivery services, by purchasing LPG and delivering it directly to customers. For the year ended 31 December 2025, Revenue — Product Services was US$2,566.4 million.

Strengths

The Group believes that it has a number of competitive strengths which differentiate it from others and enable it to operate across the LPG value chain.

A leading owner and operator of VLGCs with over five decades of experience in LPG shipping

According to Clarksons (January 2026), the Group is a leading owner and operator of VLGCs based on the number of VLGCs as of December 2025. In 2020, the Group retrofitted the world’s first VLGC powered by LPG, and as of 31 December 2025, 22 of the Group’s LPG vessels have LPG dual-fuel propulsion technology onboard, allowing the Group to serve customers with a low emissions profile. The Group believes that the size and composition of its LPG fleet, coupled with over 50 years of LPG shipping experience, provide the Group with the capacity and flexibility to offer timely and reliable services anywhere in the world. This positions the Group well to take advantage of the expected growth in demand for LPG shipping, through early recognition of market requirements, and strong brand recognition which provides access to relevant customer relationships. Additionally, the size of the fleet and the global coverage of its historical operations position the Group particularly well to take advantage of ongoing geographic trends in LPG export — in particular increasing US exports. For example, because VLGCs provide superior economies of scale compared to LGCs and MGCs on long haul voyages, the Group believes that it is particularly well positioned to take advantage of the expected growth in demand for long haul LPG transportation, such as deliveries between North America and Asia. According to Vortexa (February 2025), the Group lifted approximately 14%, 12% and 14% of the VLGC-sized cargoes exported from the United States, West Africa and the Middle East, respectively, during the period from 1 January 2025 to 31 December 2025.

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

Product Services provides customers with integrated LPG delivery services by purchasing LPG and delivering it directly to customers. Product Services enables end customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks. Product Services facilitates utilisation of the BW LPG fleet by contracting to deliver LPG to end customers, allowing the Group to secure additional customers that do not otherwise engage in transportation in their supply chain.

Strong brand and relationships within the shipping and energy industries

The Group believes that, as a result of its history of more than 90 years in energy transportation, including over 50 years in LPG transportation, it has a long-standing reputation as a leading provider of safe, reliable, and efficient LPG transportation solutions. This reputation provides an important advantage in building and maintaining strong relationships with leading oil and gas companies, and is reflected in the Group’s existing customer base in LPG. These relationships are important not only in the VLGC market, but also in accessing LPG shipping and other related project opportunities available to experienced LPG transporters through energy majors. The Group intends to leverage the advantages afforded by the strength of the BW brand, by building close and cooperative relationships with existing customers and emerging participants in the LPG space. Additionally, the Group has long-standing customer relationships which support access to new and emerging opportunities with those customers. A strong customer relationship base in the United States and West Africa positions the Group to benefit by leveraging these pre-existing relationships to pursue the additional opportunities which the Group believes will emerge from these markets — the US market in particular — in the coming years.

Experienced management team and employees, and international board of directors with strong credentials in governance and strategy

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

In addition, to ensure the efficient, safe and reliable operation of our shipping assets, the Group’s management team is intensely focused on attracting and retaining the highest-caliber personnel at sea and on shore. Our management team, working with the BW Group, has access to a large pool of highly qualified employees with extensive experience in the industry. Our team’s proven ability to attract and retain exceptional professionals who have extensive industry experience, in many cases working within the BW Group, to serve as officers and crew, is a major competitive advantage in a market where charterers not only value, but in a number of the most important cases require, significant combined time in-company and in-industry among senior crew.

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

Strategy

The Group intends to be recognised as the leader in, and market-preferred provider of, maritime LPG transportation and related services and solutions. The Group’s strategic initiatives focus on ensuring environmental and customer-focused operational excellence and exploring investment opportunities along the LPG value chain.

Ensuring environmental and customer-focused operational excellence

The Group seeks to ensure environmental and customer-focused operational excellence by delivering LPG safely, sustainably and cost-effectively to world markets. The Group maintains its fleet to high standards to maximise commercial availability, and its network of offices ensures coverage across time zones for customers.

The Group’s approach to vessel life cycle management is to maintain the LPG assets consistently to a high standard over their lives, without compromising on regular preventive maintenance for short-term gain, for example to access short-term positive charter rates. This approach increases reliability for customers, by avoiding unexpected ship repairs and reducing off-hire; optimises potential for extension of useful life (e.g. by applying well-maintained older vessels to end-of-life charters or storage projects); and potentially improves the residual value achievable on vessels’ disposal.

The Group upgrades its assets to optimise commercial availability, reduce emissions to the environment and improve operational performance. A culture of innovation and prudent stewardship facilitated the decision to retrofit pioneering LPG propulsion technology onboard 15 vessels. With all LPG-powered vessels on water since 2022, the Group has been accumulating valuable knowledge on this front. Delivering an ambitious, multi-year retrofitting programme also provided valuable experience gained in managing large-scale technical projects.

Explore investment opportunities across the broader energy value chain

Given the increasing importance of LPG as an energy source, the Group is committed to investing further in the LPG value chain. The Group continues to monitor business opportunities across the broader energy value chain. The Group will remain selective in evaluating investment opportunities in markets with growing domestic LPG demand, including India, Africa and Southeast Asia.

As part of this strategic approach, the Group expanded its Product Services team with the acquisition of Vilma Oil’s LPG trading operations in 2022, sold four of its pre-2011 built VLGCs at attractive prices, and expanded its presence in India through BW India. The Group’s Product Services segment facilitates the Group’s access to a wider range of investment opportunities across the broader energy value chain by enabling end-customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks.

Leveraging our Established Shipping Platform in India

We capitalize on our established shipping platform in the India market, which includes strategic relationships with Indian charterers to deploy a meaningful portion of our fleet in the time charter market to transport LPG to the India market; see “—BW India Fleet” and “—BW India”. We are a significant market participant and in 2025, BW India accounts for just under 20% of LPG imports into the Indian market. The strategic use of our India platform enables us to place certain of our older vessels—those that may be viewed as being in the mature years in more regulated international trades—into service in India, where the same vessels are considered relatively young assets. By redeploying these vessels, we are able to extend their revenue-generating lives, improve our overall utilization rates, and generate incremental returns on assets that might otherwise become less favorable in the international market.

A core element of our BW India strategy is the disciplined use of time-charter contracts to fix and stabilize returns across the fleet used in the Indian market. We selectively enter into medium- term time charters typically one to three years with extension options, with mainly creditworthy Indian state-owned oil companies, locking in day rates that provide predictable cash flows and reduce exposure to the inherent volatility of the spot LPG freight market. These fixed-rate contracts are structured to cover operating expenses and debt service while delivering attractive margins, and they are complemented by a small number of spot-market fixtures that allow us to capture upside during periods of strong demand.

Our BW India strategy—leveraging the India platform for older vessels and using time charters to obtain fixed returns—enhances the Group’s overall earnings visibility and the resilience of our business in turbulent markets.

Increasing fixed-rate time charter-out coverage

The Group intends to mitigate the financial risks in, while maintaining spot exposure to, the volatile but growing VLGC market by increasing coverage of its fleet to approximately 40% through either period charters or forward freight agreements (FFAs). Time charters and FFAs help to hedge risk through different approaches to physical access to transportation services and vessels, with period charters providing physical access while FFAs provide greater flexibility in trading. As recently as February 2026, the Group entered into three-year time charter-out contracts for two of its VLGCs, thereby reaching 36% fixed-rate time charter-out coverage.

Operating Segments

Shipping

With over 50 years of operating experience in LPG shipping, including highly skilled and experienced seafarers and staff, BW LPG offers a flexible and reliable service to its customers. As further described in “— Shipping — Fleet — Commercial Management of the Fleet,” the Group’s fleet is operated through a mixture of spot voyages (including CoAs) and time charters.

Product Services

BW LPG’s Product Services supports the core shipping business. This division was established in February 2019, with the aim to diversify the Group’s business offerings. In November 2022, BW LPG completed the acquisition of the LPG trading operations from Vilma Oil for total consideration of US$53 million in order to expand BW LPG’s Product Services. Product Services provides customers with integrated LPG delivery services, by purchasing LPG and delivering it directly to customers. It enables end customers to secure LPG supply at the final point of consumption thereby eliminating the need to handle shipping and associated risks.

Shipping

Fleet

As of 31 December 2025, the Group owned and/or operated a fleet of 54 vessels, including 28 owned VLGCs, 8 VLGCs owned by BW LPG India, 7 time charter/bareboat in VLGCs and 7 operated VLGCs and 4 operated LGCs/MGCs. 22 out of 54 vessels have LPG dual-fuel propulsion technology onboard. As of 31 December 2025, the Group was ranked as the leading owner and operator of VLGCs based on the number of VLGCs owned (source: Clarksons, January 2026).

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

The following table presents certain information with respect to the owned and/or operated vessels in the Group’s fleet as of 31 December 2025.

100%-owned VLGCs

	Year			Capacity		Classification
Name	Built	Shipyard	Propulsion(1)	(CBM)	Flag	Society
BW Avior	2023	DSME	LPG dual-fuel	91,344	Marshall Islands (Majuro)	Lloyds Register
BW Rigel	2023	DSME	LPG dual-fuel	91,344	Marshall Islands (Majuro)	Lloyds Register
BW Messina	2017	DSME	Compliant fuel	84,177	Panama	Nippon Kaiji Kyokai
BW Mindoro	2017	DSME	LPG dual-fuel	84,180	Isle of Man (IOM)	DNV
BW Balder	2016	Hyundai H.I.	LPG dual-fuel	84,142	Marshall Islands (Majuro)	DNV
BW Brage	2016	Hyundai H.I.	LPG dual-fuel	84,114	Marshall Islands (Majuro)	DNV
BW Freyja	2016	Hyundai H.I.	LPG dual-fuel	84,143	Marshall Islands (Majuro)	DNV
BW Frigg(2)	2016	Hyundai H.I.	LPG dual-fuel	84,136	Marshall Islands (Majuro)	DNV
BW Magellan	2016	DSME	LPG dual-fuel	84,171	Isle of Man (IOM)	DNV
BW Malacca	2016	DSME	LPG dual-fuel	84,105	Isle of Man (IOM)	DNV
BW Njord(2)	2016	Hyundai H.I.	LPG dual-fuel	84,107	Marshall Islands (Majuro)	DNV
BW Tucana(2)	2016	Hyundai H.I.	LPG dual-fuel	84,113	Isle of Man (IOM)	DNV
BW Var(2)	2016	Hyundai H.I.	LPG dual-fuel	83,839	Marshall Islands	DNV
BW Volans	2016	Hyundai H.I.	LPG dual-fuel	84,134	Isle of Man (IOM)	DNV
BW Breeze(2)	2015	Jiangnan	Scrubber	83,121	Marshall Islands (Majuro)	Lloyds Register
BW Carina(2)	2015	Hyundai H.I.	Scrubber	84,154	Isle of Man (IOM)	DNV
BW Gemini(2)	2015	Hyundai H.I.	LPG dual-fuel	84,134	Isle of Man (IOM)	DNV
BW Leo(2)	2015	Hyundai H.I.	LPG dual-fuel	84,161	Isle of Man (IOM)	DNV
BW Levant(2)	2015	Jiangnan	Scrubber	83,114	Malta (Valletta)	Lloyds Register
BW Libra(2)	2015	Hyundai H.I.	LPG dual-fuel	84,196	Isle of Man (IOM)	DNV
BW Mistral(2)	2015	Jiangnan	Scrubber	83,134	Marshall Islands (Majuro)	Lloyds Register
BW Monsoon(2)	2015	Jiangnan	Scrubber	83,129	Marshall Islands (Majuro)	Lloyds Register
BW Orion(2)	2015	Hyundai H.I.	LPG dual-fuel	84,196	Isle of Man (IOM)	DNV
BW Passat(2)	2015	Jiangnan	Scrubber	83,115	Marshall Islands (Majuro)	Lloyds Register
BW Sirocco	2015	Jiangnan	Scrubber	83,114	Marshall Islands (Majuro)	Lloyds Register
BW Aries(2)	2014	Hyundai H.I.	Scrubber	84,196	Isle of Man (IOM)	DNV
BW Yushi	2020	Mitsubishi H.I.	Scrubber	83,315	Singapore	Nippon Kaiji Kyokai
BW Kizoku	2019	Mitsubishi H.I.	Scrubber	83,325	Singapore	Nippon Kaiji Kyokai
Total: 28 vessels

(1)

“Compliant fuel” propulsion uses fuel compliant with emissions regulations in different sea areas; “LPG dual-fuel” propulsion uses both compliant fuel and LPG; “scrubber” propulsion uses exhaust gas cleaning systems.

(2)	Used as collateral under the Group’s loan agreements.

Operated VLGCs/LGCs/MGC

	Year			Capacity		Classification
Name	Built	Shipyard	Propulsion	(CBM)	Flag	Society
Denver(1)(2)	2009	Hyundai H.I.	Compliant fuel	60,291	Liberia	DNV
Helsinki(1)(2)	2009	Hyundai H.I.	Compliant fuel	60,276	Liberia	DNV
Kaede(3)	2023	Hyundai H.I.	LPG dual-fuel	84,000	Marshall Islands	American Bureau of Shipping
Gas Gabriela(1)	2021	Hyundai H.I.	Scrubber	80,421	Panama	Korea Register
Gas Venus	2021	Jiangnan	LPG dual-fuel	86,045	Singapore	Lloyd’s Register
Gas Jupiter	2023	Jiangnan	LPG dual-fuel	93,076	Hong Kong	BV
Vega Sea(1)	2017	Hyundai H.I.	Compliant fuel	78,000	Liberia	DNV
Vega Star(1)	2017	Hyundai H.I.	Compliant fuel	78,000	Liberia	DNV
Clipper Wilma(1)	2019	Hyundai H.I.	Scrubber	80,032	Norway	DNV
Tokyo(1)(2)	2009	Mitsubishi H.I.	Compliant fuel	83,271	Liberia	DNV
Oceanic Moon(4)	2011	Hyundai H.I.	Compliant fuel	22,978	Liberia	RINA
Total: 11 vessels

(1)	Directly managed by Product Services.
(2)	LGC (Large Gas Carrier). The other vessels are VLGCs.
(3)	Placed to the pool by Product Services.
(4)	MGC (Medium Gas Carrier)

Time chartered-in / Bareboat in VLGCs

	Year			Capacity		Classification
Name	Built	Shipyard	Propulsion	(CBM)	Flag	Society
BW Capella(1)(2)	2022	DSME	LPG dual-fuel	91,286	Marshall Islands (Majuro)	Lloyds Register
BW Polaris(1)(2)	2022	DSME	LPG dual-fuel	91,285	Marshall Islands (Majuro)	Lloyds Register
Doraji Gas	2017	Mitsubishi H.I.	Compliant fuel	83,319	Panama	Nippon Kaiji Kyokai
Oriental King	2017	Hyundai H.I.	Compliant fuel	84,099	Hong Kong	DNV
Berge Nantong	2006	Hyundai H.I.	Compliant fuel	82,244	Hong Kong	DNV
Berge Ningbo	2006	Hyundai H.I.	Compliant fuel	82,252	Hong Kong	DNV
BW Kyoto(1)(2)	2010	Mitsubishi H.I.	Scrubber	83,299	Singapore	Nippon Kaiji Kyokai
Total: 7 vessels

(1)	Financed via lease financing agreements
(2)	Bareboat charter

VLGCs owned by BW LPG India(1)

	Year			Capacity		Classification
Name	Built	Shipyard	Propulsion	(CBM)	Flag	Society
BW Chinook	2015	Jiangnan	Compliant fuel	83,106	India	Lloyds Register
BW Pampero	2015	Jiangnan	Compliant fuel	83,131	India	Lloyds Register
BW Pine	2011	Kawasaki S.C.	Compliant fuel	80,156	India	Lloyds Register
BW Loyalty	2008	DSME	Scrubber	84,601	India	Lloyds Register
BW Oak	2008	Hyundai H.I.	Compliant fuel	82,253	India	Lloyds Register
BW Tyr	2008	Hyundai H.I.	Compliant fuel	82,303	India	Lloyds Register
BW Birch	2007	Hyundai H.I.	Compliant fuel	82,303	India	Indian Register of Shipping
BW Elm	2007	Hyundai H.I.	Compliant fuel	82,291	India	Lloyds Register
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

The Group prioritizes having its inhouse technical team (BW LPG Fleet Management AS, a Group subsidiary) provide technical management for its dual fuel vessels. Some vessels are managed by third-party technical managers pursuant to technical management agreements. The Group does not technically manage vessels that the Group does not own, including time chartered-in vessels and pooled-in vessels, i.e. vessels that are commercially operated by BW LPG through a pooling arrangement where vessel owners place their vessels with BW LPG, which acts as the commercial manager to secure vessels deployment.

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

Time Chartered-ins

The following table presents certain information with respect to the chartered-in VLGCs in the Group’s fleet as of the date of this annual report.

Chartered-
	in		Extension
	(US$’000		option	Purchase
Name	per month)	Expiry date	period	option
Berge Nantong	Index-linked	31/12/2026		N/A
Berge Ningbo	Index-linked	31/12/2026		N/A
Oriental King	1,125	1/2/2027		N/A
Doraji Gas	1,040	17/1/2026		N/A

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

Customers/Charterers

The Group’s assessment of a customer’s financial condition and reliability is a key factor in negotiating employment for the Group’s vessels. Counterparties are revalidated on a quarterly basis, with new customers appraised before embarking upon commercial relations. The Group seeks to charter its vessels to international oil companies and national oil companies, as well as trading and utility companies. In 2025, the Group’s top five Shipping customers by revenue included Aramco Trading, P66, Abu Dhabi Marine International Chartering, BGN International and Hindustan Petroleum Corporation Limited, representing an aggregate of 40% of the Group’s Revenue — Shipping.

Competition

The Group’s business performance fluctuates in line with the main patterns of trade of LPG cargo and varies according to changes in the supply of and demand for transportation of this cargo. The LPG market is highly competitive and based primarily on supply of cargo and vessel availability. The Group competes for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation as an owner and operator. The Group’s main competitors in 2025 included Dorian LPG, Petredec and Neptune Pool.

BW India

Since its establishment in 2017, BW India has grown to become India’s largest owner and operator of VLGCs by total fleet capacity as of 31 December 2025. As of 31 December 2025, BW India had eight LPG vessels. BW India’s fleet is Indian-flagged and Indian-operated to facilitate business transactions in alignment with the Padmanabha Bharat scheme (translated as domestic self-reliance).

According to data from Vortexa, BW India’s fleet comprised approximately 19% of LPG imports carried on VLGCs into India from January 2025 to December 2025, and had approximately a 25% share of the time-charter market by the end of 2025, according to Sentosa Shipbrokers, based on number of time chartered VLGC vessels.

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

Following the acquisition of Vilma Oil Trading in November 2022, Product Services has operated under a trading mandate where the trading activities are assessed and monitored based on risk limits such as value-at-risk levels, margin and working capital requirements. Product Services is able to generate margins by taking advantage of arbitrage opportunities in the global LPG market. It is able to take advantage of time differences, as well as differences between cost pricing indexes at source and freight and operations costs on the one hand and sales pricing indexes at the discharge location on the other hand. Currently, approximately 90% of Product Services’ traded volume is sourced from North America, with the majority being shipped to Asia and the balance to Europe, the Mediterranean and South America. Its traded volume is also sourced from North and West Africa and the Middle East and shipped to India and Asia.

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

Product Services enters into the following types of contracts with customers:

●	Long-term supply contracts, whereby a specified number of cargo deliveries is made over an agreed timeframe. These contracts may be concluded by direct negotiations with the counterparty, via a broker or a tender initiated by the counterparty. Long-term contracts are based on an industry published index plus/minus a pre-agreed premium/discount.
●	Spot sales contracts, whereby a single cargo is delivered in a specified date range. These contracts are concluded by direct negotiations with the counterparty, via a broker or standardised contracts Product Services has CoAs with Shipping, pursuant to which Product Services commits to utilise the fleet for a minimum number of voyages or voyage hours over an agreed time frame. Such CoAs form the foundation of Product Services’ fleet utilisation. Product Services may also use time chartered-in vessels from third parties.

Customers

In 2025, the top five customers of Product Services by revenue were Unipec Singapore, SK Gas International, Shandong Port Group, Itochu Corp., Eneos Globe Corp., which together represented 47.5% of the Group’s Revenue – Product Services.

Competition

The principal competitors of Product Services are traditional trading companies, including Vitol, Trafigura, Mercuria, Gunvor, Glencore, Swisschem, Petredec and Bayegan.

Seasonality

See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results — Key Factors Affecting the Group’s Results of Operations and Financial Position — Seasonality.”

Insurance

The operation of any ocean-going vessel represents a potential risk of major losses and liabilities, death or injury of persons, as well as property damage caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of gas is subject to the risk of pollution and to business interruptions due to political unrest, hostilities, labour strikes and boycotts. The occurrence of any of these events may result in loss of revenue or increased costs. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Business — Shipping is a business with inherent risks and the Group’s insurance may cover certain loss events and, where insurance does cover a loss event, may not be adequate to cover the Group’s losses.”

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

Environmental, Health and Safety Matters

The Group’s corporate values and ethical guidelines make health, safety and environment responsibility an integral facet of its business. The Group aspires to Zero Harm to people, environment, cargo and vessel and works continuously to raise both personal safety and process safety awareness. The Group’s Quality Management System’s approach is therefore to safeguard people, environment, cargo and vessel through implementation of the Group’s values, policies, processes and procedures. The Quality Management System shall be in accordance with applicable laws and regulations in addition to industry and the Group’s own best practices. As applicable laws, regulations and best practices will change and develop; the Group’s Management System is therefore dynamic and will be continually improved.

The Group emphasises that safety is a corporate priority. To achieve the Group’s aspiration of Zero Harm and to ensure continual improvement, the Group will motivate each individual to maintain and further develop their professional skills and continue to focus on programmes to develop competence. The Group has established a set of HSEQ performance indicators with targets which are regularly monitored and followed up. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Industry in which the Group Operates — Compliance with environmental laws or regulations may have an adverse effect on the Group’s results of operations.”

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

Governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on the Group’s operations often cannot be predicted. In particular, as further discussed in this “—Regulatory Overview”, the Trump administration in the United States has moved toward rapid degregulation and withdrawal from numerous international organizations and treaties. Although the Group believes that it is substantially in compliance with applicable environmental laws and regulations and has all permits, licenses and certificates required for its vessels, future noncompliance or failure to maintain necessary permits or approvals could require the Group to incur substantial costs or temporarily suspend the operation of one or more of the Group’s vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on the Group’s operations. Similar or more stringent laws may also apply to the Group’s customers, including oil & gas exploration and production companies, which may impact demand for the Group’s services.

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

International maritime regulations of vessels

A particularly significant organisation in the shipping industry is the IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels. The IMO has adopted a number of regulations relating to the prevention of pollution by vessels, including the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto and by the Protocol of 1997 (collectively, “MARPOL”) which is the main international convention covering prevention of pollution of the marine environment by ships from operational or accidental causes and establishes environmental standards relating to oil leakage and oil spills, garbage management, sewage, air emissions, and handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels. Additionally, IMO has adopted the International Convention for the Safety of Life at Sea 1974, as amended (“SOLAS”) which is intended to specify minimum standards for the construction, equipment, and operations of ships, compatible with their safety. The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims sets limitations of liability for loss of life or personal injury claims or property claims against ship owners. An important entity within IMO is the Marine Environment Protection Committee (“MEPC”) which is the entity addressing environmental issues under IMO. MEPC holds two sessions a year and a reference to, for example, MEPC 80 is a reference to MEPC’s 80th session. Among other requirements, the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) requires the owner and the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies.

In 2012, the MEPC adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk (the “IBC Code”), which entered into force on 1 June 2014. The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. Later amendments adopted in 2019 entered into force on 1 January 2021, and introduced among other changes, a revised format for the international certificates of fitness for the carriage of dangerous chemicals in bulk and updates to the products identified as falling under the IBC Code.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme. These amendments became effective on 1 October 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programmes.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on the Group’s operations. Noncompliance with the ISM Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, shipboard incineration of specific substances (such as polychlorinated biphenyls), and prohibits deliberate emissions of ozone depleting substances (such as certain halons and chlorofluorocarbons). Annex VI also includes a global cap on sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Regarding the Group’s vessels, International Air Pollution Prevention Certificates have been issued to vessels of 400 gross tonnes and above and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on 1 July 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of 1 January 2020, an upper limit of sulfur content of ship’s fuel oil was reduced to 0.5% from a previous 3.5% under the so-called IMO2020 regulation prescribed in MARPOL. Ships may limit their air pollutants by using compliant fuels such as VLSFO or marine gas oil, by installing exhaust gas cleaning systems (scrubbers), or by using alternative fuels with low or zero sulfur contents such as liquified natural gas or biofuels. In certain areas, so called emission control areas (“ECAs”), the upper limit of sulfur content is reduced to 0.1%. ECAs include certain coastal areas of North America, the United States Caribbean Sea, the Baltic Sea and the North Sea. With effect from 1 May 2025, the Mediterranean Sea has been designated as an ECA. With effect from 1 March 2027, the upper limit of sulfur content is reduced to 0.10% in Canadian Arctic ECA and the Norwegian sea ECA.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from 31 March to 4 April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (“NOx”) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and US Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after 1 January 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after 1 January 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.

Additionally, the IMO adopted amendments to MARPOL Annex I to, with effect from 1 July 2024, prohibiting the use, or carrying for use, HFO in Arctic waters. IMO’s MEPC 77 adopted a non-binding resolution which urged EU Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. The Group’s LPG vessels have achieved compliance with sulfur emission standards, where necessary, by being modified to burn low sulfur gas oil in their boilers when alongside a berth.

US air emissions standards are broadly aligned with the amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because the Group’s LPG vessels are largely powered by means other than high sulphur fuel oil, the Group does not anticipate that any emission limits that may be promulgated will require it to incur any material costs for the operation of its vessels, but that possibility cannot be eliminated.

Clean Air Act

The US Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the “CAA”) requires the Environmental Protection Agency (the “EPA”) to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The Group’s LPG vessels may be subject to vapor control and recovery requirements for certain cargos when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in US waters. Previous marine diesel engine emission standards for Category 3 engines were adopted in 2003. These Tier 1 standards are generally equivalent to MARPOL Annex VI NOx limits and were limited to new engines beginning with the 2004 model year. On 30 April 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards were applied in two stages: near-term standards for newly built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides, or NOx, apply from 2016. A further stage of reductions, known as “Tier 4” standards, has also been developed and implemented. Separately, in December 2019, the EPA published a final rule concerning national diesel fuel regulations that allow fuel suppliers to distribute distillate diesel fuel that complies with the 0.5% international sulphur cap instead of fuel standards that otherwise apply to distillate diesel fuel in the United States. Fuel that does not meet the 0.5% sulphur cap cannot be used in ECA boundaries.

Anti-Fouling Systems

Anti-fouling Systems (“AFS”), such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of molluscs and other sea life to the hulls of vessels. The Group’s LPG vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems (“Anti-fouling Convention”), which prohibits the use of harmful organotin compounds in anti-fouling coating systems. Vessels of over 400 gross tonnes (excluding fixed and floating platforms, FSUs and FPSOs) engaged in international voyages must obtain an International AFS Certificate and undergo an initial survey before the vessel is put into service or when the AFS are altered or replaced. In June 2021, the MEPC formally adopted amendments to the Anti-fouling Convention to prohibit AFS containing cybutryne for all vessels. From 1 January 2023, for all vessels of over 400 gross tonnes engaged in international voyages (subject to certain exclusions) already bearing such AFS shall either remove the AFS or apply a coating that forms a barrier to this substance leaching from the underlying noncompliant AFS, at the next scheduled renewal of the systems after that date, but no later than 60 months following the last application to the vessels of AFS containing cybutryne. The Group has obtained AFS Certificates for all of its vessels, and the Group does not believe that maintaining such certificates will have an adverse financial impact on the operation of its vessels.

Biofouling

The IMO’s MEPC has adopted guidelines for the control and management of ships’ biofouling to minimise the transfer of invasive aquatic species, the most recent update being in July 2023. The 2023 guidelines focused on operational considerations such as the selection and installation of AFS and the re- installation, re-application or repair of the AFS, as well as guidance on maritime growth prevention systems (“MGPS”). The guidelines include recommendations as to the frequency of biofouling inspections or inspection dates (or date ranges) for in-water inspections by organisations, crew or personnel who are competent during the in-service period of the vessel. The guidelines recommend that the inspections be based on the ship-specific biofouling risk profile, including inspection as a contingency action, and specified in the Biofouling Management Plan (“BFMP”) under the responsibility of shipowners, ship operators and shipmasters. The 2023 guidelines also provide updates to the recommended information to be included in a BFMP and biofouling management record book.

A biofouling assessment may be carried out during each biofouling inspection, taking into account the type and extent of biofouling, the condition of the AFS and the performance of any MGPS. The findings may be recorded using a rating system and used to determine whether cleaning or other remedial measures are appropriate.

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

Under OPA, vessel owners and operators, are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages as well as third-party damages.

The limits of OPA liability are the greater of US$2,500 per gross tonne or US$21,521,000 for any tanker, other than single-hull tank vessels, over 3,000 gross tonnes (subject to adjustments for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable US federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for recovery of clean up and removal costs and the imposition of natural resource damages for releases of “hazardous substances,” which, as defined in CERCLA, excludes petroleum, including crude oil or any fraction thereof. Liability under CERCLA is limited to the greater of US$300 per gross tonne or US$0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and the greater of US$300 per gross tonne or US$5 million for each release from vessels carrying hazardous substances as cargo or residue (subject to adjustments for inflation). As with OPA, these limits of liability do not apply where the incident is caused by violation of applicable US federal safety, construction or operating regulations, or by the responsible party’s gross negligence or wilful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including state and maritime tort law. The Group believes that it is in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where the Group’s vessels call.

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

CLC/Bunker Convention/CLC State Certificate

The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships carrying more than 2,000 tons of oil cargo to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident.

IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001 (the “Bunker Convention”), which establishes a liability, compensation and compulsory insurance regime for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention imposes strict liability on the registered owner for pollution damage caused by discharges of bunker oil in the territorial sea and exclusive economic zone (or equivalent area) of a state party. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a state party, or entering or leaving a port in the territory of a state party, are required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a state party attesting that such insurance is in force. The state party-issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” to provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. The Group’s LPG vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance cover is in force.

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

In December 2018, the Vessel Incidental Discharge Act (“VIDA”) amended the CWA Section 312(p) and restructured how the EPA and the USCG regulated incidental discharges from commercial vessels into US waters. Specifically, VIDA gave the EPA responsibility for establishing standards for the discharge of pollutants from vessels and the USCG responsibility for prescribing, administering, and enforcing the standards. VIDA defines specific roles for the EPA, the U.S. Coast Guard and states. The EPA’s primary responsibility is to develop national standards of performance for the incidental discharges from these vessels, while the USCG is to develop corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

In October 2024, the EPA published a final rule, the Vessel Incidental Discharge National Standards of Performance, in the Federal Register. The USCG has two years after issuance of the EPA’s rule to finalize the corresponding implementing regulations. The EPA’s rule included three general discharge standards – General Operation and Maintenance, Oil Management, and Biofouling Management – as well as specific standards for 20 different equipment and systems onboard vessels. Once both the EPA and USCG regulations are final, effective and enforceable, states will be preempted from establishing more stringent discharge standards. VIDA, however, includes provisions for states to pursue additional requirements through various petition processes. VIDA also specified that the EPA, the USCG and the states all have responsibilities related to enforcement. The USCG is authorized to inspect vessels, establish procedures for investigating and reporting violations, and monitor vessels, as well as detain vessels, as appropriate, for noncompliance with the requirements. The EPA is authorized to take civil actions or pursue criminal penalties against any person that is in violation of the requirements. Finally, the requirements may also be enforced by states or political subdivisions of states. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

National Invasive Species Act

The USCG regulations adopted under the US National Invasive Species Act require the USCG’s approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then unapproved technology. Under the USCG rule on the Coast Guard’s ballast water management record-keeping requirements, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone are required to submit an annual report of their ballast water management practices. Vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing USCG ballast water management regulations will be phased out and replaced with national standards of performance to be developed by EPA and implemented and enforced by the USCG (anticipated in 2026).

EU regulations

In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and may result in increased civil liability claims.

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

International Labour Organisation

The ILO is a specialised agency of the United Nations that has adopted the Maritime Labour Convention, 2006 as amended (“MLC 2006”). The MLC 2006 establishes minimum standards for seafarers’ working and living conditions and requires that compliant ships carry a Maritime Labour Certificate and a Declaration of Maritime Labour Compliance These certificates are mandatory for ships of 500 gross tonnage or above engaged in international voyages or flying the flag of a member and operating from a port, or between ports, in another country. The MLC 2006 imposes obligations on owners, including requirements relating to seafarers’ health protection, medical care, repatriation and other welfare measures that have been applied in the context of the COVID-19 pandemic to safeguard seafarers’ rights and working conditions under MLC 2006 standards. The Group believes that all its vessels are in substantial compliance with and are certified to meet the MLC 2006.

GHG regulations

Greenhouse Gasses

In 2009, the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. These regulations may include restrictions on certain oil and gas production or stimulation techniques, standards to control methane and volatile organic compound emissions from new oil and gas facilities, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of the fossil fuel companies to whom the Group provides services, which may ultimately reduce demand for the Group’s services. Regarding the Group’s own operations, the EPA has historically enforced the CAA and US regulations to implement the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Other federal and state regulations relating to the control of GHG emissions may follow, including climate change initiatives that have been considered in the US Congress. However, in February 2026, the Trump administration revoked the 2009 EPA GHGs endangerment finding and, subsequently, the EPA announced that the CAA does not give it the legal authority to regulate GHGs. Public health and environmental groups swiftly filed legal challenges against the recission of the 2009 endangerment finding, arguing that the EPA is legally required to limit such emissions. The outcome of these legal challenges is uncertain.

The EU has imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (“SOx-Emission Control Area”) under Annex VI to MARPOL. As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

In 2019, a consortium of shipping financiers launched the Poseidon Principles, a framework to assess and disclose the alignment of ship finance portfolios with the climate-related goals of the IMO. While voluntary, signatories commit to implementing the Poseidon Principles in their internal policies. Similarly, at the 26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced commitments from a global coalition of leading financial institutions to accelerate decarbonisation of the economy. The various suballiances of GFANZ, including the Net- Zero Banking Alliance of leading global banks, generally require participants to set targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050.

Changes in U.S. presidential administrations have led to rapid, contradictory changes in policy. In late 2020, the U.S. Federal Reserve Board announced that it had joined, and in January 2025 the U.S. Federal Reserve Board announced that it had withdrawn from, the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. In March 2024, the SEC adopted rules requiring US-listed companies to disclose extensive climate-related information, although in April 2024, the SEC issued an order voluntarily staying these new climate-related disclosure rules following a number of legal challenges, and the outcome of these legal challenges remains uncertain. In February 2025, the acting Chairman of the SEC asked the relevant court to pause the ongoing litigation over the climate-related disclosure rules to provide the SEC with time to deliberate and determine the appropriate next steps. On March 27, 2025, the SEC voted to end its defense of the climate-related disclosure rules. It is unlikely that the proposed rules in any form will become effective. However, if climate-related disclosure rules do become effective in the future, although the ultimate form and substance of these requirements is not yet known, they may result in additional costs to comply with any such disclosure requirements. At the international level, at COP 26, the United States and EU jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector. Conversely, in October 2025, the IMO postponed the vote to adopt the Net Zero Framework following pressure from the Trump administration.

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

EEDI applies to newbuilds while EEXI applies to existing vessels. Certification of EEXI takes place at the first annual, intermediate, or special survey on or after 1 January 2023. Compliance with EEXI must be documented by the issuance of the IEE certificate. Shaft Power Limitation Systems have been deployed for the Group’s LPG vessels requiring main engine power reduction to attain EEXI compliance.

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

CII

The CII requires vessels over 5,000 gross tonnes to quantify and report their carbon emissions from ongoing operations. CII determines the annual reduction factor needed to improve the vessel’s operational carbon intensity. Based on the collected data, the vessel is rated on a scale from A – E, where A is best. If a vessel is rated D for three consecutive years or E for one year, a corrective action plan must be provided to indicate how an index of C or above will be reached. As of 31 December 2025, the Group’s LPG vessels were all in compliance with the CII requirements.

EU Regulation on monitoring, reporting and verification of CO2 emissions

In April 2015, Regulation (EU) 2015/757 of the European Parliament and of the EU Council on the monitoring, reporting and verification of carbon dioxide emissions (“EU MRV”) from maritime transport and amending Directive 2009/16/EC was adopted. EU MRV requires large vessels calling at EU ports to collect and publish data on CO2 emissions and other information and requires owners or operators (as applicable) of vessels over 5,000 gross tonnes to monitor emissions for each ship on a per-voyage and annual basis from 1 January 2018. Further, since 2019, all ships above 5,000 gross tonnes, regardless of flag state, calling at EU ports must submit a verified emissions report to the responsible administering authority by 30 April of each year, and by 30 June of each year vessels must carry a valid document of compliance confirming compliance with Regulation (EU) 2015/757 for the prior reporting period.

EU Emissions Trading System

From 1 January 2024, the EU Emissions Trading System (“EU ETS”) has been extended to cover emissions from ships of 5,000 gross tonnes and above calling at EU ports, including emissions from voyages within the EU, a portion of emissions from voyages to or from non-EU ports, and emissions at berth, regardless of flag state. The EU ETS is a “cap” and “trade” system providing for an absolute, gradually decreasing, “cap” on total emissions. Under the EU ETS, shipowners (or the ISM company if mandated) will be required to submit 1 EU allowance (“EUA”) for each ton of CO2 (or CO2-equivalent) they emit. The EU ETS is gradually phased in and as such, shipping companies will be obligated to surrender EUAs in 2025 for 40% of their emissions reported in 2024, in 2026 for 70% of their emissions reported in 2025 and from 2027 for 100% of their reported emissions in the previous year. The obligation to surrender EUAs will generally rest with the vessel’s registered owner, however the obligation can be delegated contractually. If a shipping company does not surrender the required EUAs, they will be liable to pay a penalty and may be published as a non-complying shipping company.

FuelEU Maritime Regulation

The European Parliament and the Council of the European Union have adopted Regulation (EU) 2023/1805 on the use of renewable and low-carbon fuels in maritime transport, and amending Directive 2009/16/EC (“FuelEU Maritime Regulation”). This Regulation was adopted on 13 September 2023 and became effective on 12 October 2023. Shipping companies must submit a standardized emissions monitoring plan for each of their vessels by 31 August 2024, and from 1 January 2025, must collect information in accordance with this plan. From 2026, shipping companies must submit the relevant information for the first reporting period (2025) to a verifier and thereafter to a compliance database to be established by the EU. Each year, the verifier will issue to the shipping company a FuelEU document of compliance which must be kept onboard all ships calling at an EU port of call. If a ship is non-compliant, penalties must be paid in order for the ship to receive the document of compliance from the verifier. A ship that is non-compliant for two or more consecutive years may be issued an expulsion order.

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

HNS Convention

In 1996, the IMO adopted the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious substances by Sea (“HNS Convention”). The aim of the HNS Convention is to ensure adequate, prompt and effective compensation for damage resulting from shipping accidents involving hazardous and noxious substances. By 2009, the 1996 HNS convention had still not entered into force, due to an insufficient number of ratifications. A second international conference, held in April 2010, adopted a Protocol to the HNS convention (the “2010 HNS Protocol”) that was designed to address practical problems that had prevented many States from ratifying the original HNS Convention. If the 2010 HNS Protocol is ratified and enters into force, the Group may incur additional costs or capital expenses to be compliant.

Hong Kong International Convention and EU Ship Recycling Regulation

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (“Hong Kong Convention”) aims to ensure that when vessels are being recycled at the end of their operational lives, they do not pose any unnecessary risks to the environment, human health and safety. The ratification conditions for the Hong Kong Convention were met on 26 June 2023, and the Hong Kong Convention will enter into force on 26 June 2025. The Hong Kong Convention applies to all vessels larger than 500 gross tonnes that fly the flag of, or enter the waters of, a party to the Hong Kong Convention. Upon the Hong Kong Convention’s entry into force, each vessel will have to carry an inventory of its hazardous materials, ship recycling facilities authorized by the competent authorities must provide a ship recycling plan specific for each vessel to be recycled, and governments will be required to ensure that recycling facilities under their jurisdiction comply with the Hong Kong Convention. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Vessels will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to being recycled.

The EU Ship Recycling Regulation, although only applicable on a regional level, has prepared the industry for compliance with the Hong Kong Convention requirements. Regulation (EU) 2013/1257 applies to all EU-flagged vessels going for dismantling, all new EU ships and to vessels with non-EU flags that call at an EU port or anchorage (with certain exceptions). The legislation aims to prevent, reduce and minimise accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. Every new ship has to have on board an inventory of hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment and must specify the location and approximate quantities of those materials. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the recycling facility with specific information about the vessel in order to prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU list of facilities, which was launched by Commission Implementing Decision (EU) 2016/2323. The facilities may be located in the EU or in non-EU countries. They must comply with a series of requirements related to workers’ safety and environmental protection.

Vessel Security Regulation

Chapter XI-2 of SOLAS imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“ISPS Code”), which came into effect on 1 July 2004, and is applicable to passenger ships and cargo vessels over 500 gross tonnes operating on international trades, to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) issued by the vessel’s flag state or by a recognized security organisation approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.

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

Cybersecurity

Recent action by the IMO’s Maritime Safety Committee and US agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by shipowners and managers by their first annual Document of Compliance audit after 1 January 2021. In February 2021, the USCG published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. In January 2025, the USCG published a final rule, Cybersecurity in the Marine Transportation System, which became effective July 16, 2025 for U.S.-flagged vessels, outer continental shelf facilities and facilities subject to the MTSA.

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

5.A.OPERATING RESULTS

Overview

BW LPG is a leading owner and operator of VLGCs based on the number of VLGCs as of December 2025 (source: Clarksons, March 2026). As of 31 December 2025, the Group owned and/or operated a fleet of 54 vessels, including 28 owned VLGCs, 8 VLGCs owned by BW LPG India, 7 time charter/bareboat in VLGCs and 7 operated VLGCs and 4 operated LGCs/MGC. 22 out of 43 vessels have LPG dual-fuel propulsion technology onboard.

BW LPG has two reporting segments: Shipping and Product Services. See “Item 4. Information on the Company — Item 4.B. Business Overview.”

The following selected consolidated financial data relating to the Group for the years ended 31 December 2025 and 2024 has been extracted, without material adjustment, from the Financial Statements.

	Year ended 31 December
In US$’000	2025	2024
Revenue – Shipping	1,015,745	962,803
Revenue – Product Services	2,566,394	2,600,944
Cost of cargo and delivery expenses – Product Services	(2,460,924)	(2,390,929)
Voyage expenses – Shipping	(348,238)	(383,798)
Vessel operating expenses	(126,299)	(84,984)
Time charter contracts (non-lease components)	(15,219)	(19,675)
General and administrative expenses	(76,496)	(71,134)
Charter hire expenses	(667)	(1,041)
Fair value gain from equity financial asset	(1,172)	1,326
Finance lease income	895	635
Other operating (expense) / income – net	(6,461)	1,332
Depreciation	(255,561)	(201,338)
Amortisation of intangible assets	(368)	(843)
Gain on disposal of vessels	56,708	20,391
Loss on derecognition of right-of-use assets	(289)	—
Operating profit	348,048	433,689
Foreign currency exchange gain/(loss) – net	1,574	(1,651)
Interest income	9,302	15,617
Interest expense	(53,046)	(19,849)
Other finance expenses	(1,968)	(2,843)
Finance expenses – net	(44,138)	(8,726)
Profit before tax	303,910	424,963
Income tax expense	(14,199)	(30,095)
Profit after tax	289,711	394,868

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

	As of, and for the year ended,
	31 December
	2025	2024
TCE income – Shipping (US$’000)	708,974	608,196
Calendar days (total)	16,402	12,833
TCE income per calendar day (total) (US$’000)	43.2	47.4
Available days	15,750	12,593
TCE income per available day (US$’000)	45.0	48.3
Gross profit – Product Services (US$’000)	15,937	144,833
Vessel operating expenses (US$’000)	126,299	84,984
Calendar days (owned)	14,431	10,287
Vessel operating expenses per calendar day (owned) (US$’000)	8.8	8.3
Net cash from operating activities (US$’000)	567,403	749,144
Adjusted free cash flow (US$’000)	510,254	211,582
Return on equity(1)	15.0%	22.4%
Operating profit (US$’000)	348,048	433,689
ROCE	11.6%	16.5%
Net leverage ratio(2)	28.4%	32.7%
Basic earnings per share (US$per share)(3)	1.60	2.65
Diluted earnings per share (US$per share)(3)	1.60	2.64

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

(3)	See Note 6 to the Financial Statements for details.

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

Historically, bunker fuel expenses have amounted to more than one-half of the Group’s total voyage expenses. The Group’s bunker fuel expenses accounted for 49% and 47% of the Group’s voyage expenses for the years ended 31 December 2025 and 2024, respectively.

The following table sets forth the average bunker fuel prices for the periods indicated:

	Year ended,
	31 December
In US$	2025	2024
Average bunker fuel price per tonne (Houston delivery)	498	595

Bunker fuel prices generally fell in the year ended 31 December 2025, with the average prices falling by approximately 9.4% in the second half of 2025 compared to the first half of 2025. The price of bunker fuel correlates largely with the price of crude oil and, therefore, fluctuations in the price of crude oil have a direct impact on the Group’s bunker fuel expenses. In addition, the retrofitting of the vessels and installation of scrubbers, compared to using standard very low sulphur fuel oil (i.e., regular compliant fuel), contributes to decreases in the bunker costs for each voyage. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Industry in which the Group Operates — Increases in bunker fuel prices and other operating costs may significantly increase the Group’s voyage expenses relating to the operation of its LPG vessels on the spot market (including under CoAs).”

Port charges represent the second largest component of the Group’s total voyage expenses. Port charges accounted for 28% and 25% of the Group’s total voyage expenses for the years ended 31 December 2025 and 2024, respectively.

Currently, the Group pays commissions of between 1.25% and 2.5% of the gross income received to ship brokers associated with the charters, depending on deal structure and whether any address commission is involved. The commission is presented as one of the expense items classified under voyage expenses.

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

Interest rate fluctuations

As of 31 December 2025, the Group’s net interest-bearing floating rate debt was approximately US$632 million. As a result of the net floating rate borrowings, an increase in interest rates would cause an increase in the amount of interest payments affecting the results of operations of the Group, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Financing and Market Risk — Derivative contracts used to hedge the Group’s exposure to fluctuations in interest rates could result in reductions in its shareholder’s equity as well as charges against its profit.”

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

Furthermore, colder temperatures in the United States could limit the amount of LPG available for exports. As a result, the Group’s revenue has historically been higher during the quarters ended 31 December and 31 March and lower during the quarters ended 30 June and 30 September. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Business — The Group’s operating results may be subject to seasonal fluctuations and weather conditions.”

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

Utilisation

The Group’s utilisation rates are calculated as (365 days less technical off-hire and commercial waiting time days) / 365 days, where “technical off-hire” is defined as the unavailability of a vessel due to drydock, maintenance and repairs and where “commercial waiting time” is defined as the period when the vessel is waiting for orders or canal transits and the period that is not covered under an employment contract.

The following table presents the utilisation of the Group’s owned VLGCs and time chartered-in VLGCs in the years ended 31 December 2025 and 2024.

Utilisation	2025	2024
BW VLGC utilization	94%	96%

Force majeure events, sea conditions, port and canal congestion, shipping disruptions, unavailability of cargo at ports of loading, delays at discharge ports and ports of loading and other similar events could increase commercial waiting time, resulting in lower utilisation rates.

Generally, a vessel is placed on off-hire, and is accordingly unable to generate revenue, due to drydocking and routine maintenance and repair, which results in lower utilisation. 19 and four vessels went into drydock in 2025 and 2024, respectively, which negatively impacted utilisation.

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

Impairment

Vessel values can fluctuate substantially over time. The Group assesses at each balance sheet date whether there is any indication that a vessel’s value may be impaired. If any such indication exists, the Group will estimate the recoverable amount of the vessel, and write down the vessel to the recoverable amount through the income statement. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Business — Over time, vessel values may fluctuate substantially and this may result in impairment charges and the Group could also incur a loss if these values are lower at a time when the Group is attempting to dispose of a vessel.”

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

Results of Operations

Results of operations by segment for the years ended 31 December 2025 and 2024

Shipping

The table below sets forth the TCE income — Shipping for the years ended 31 December 2025 and 2024.

	Year ended
	31 December
In US$’000	2025	2024
Shipping
Revenue from spot voyages	703,469	773,039
Inter-segment revenue	65,698	78,130
Voyage expenses	(348,238)	(383,798)
Inter-segment expense	(24,231)	(49,501)
Net income from spot voyages	396,698	417,870
Revenue from time charter voyages	312,276	189,764
Inter-segment revenue	—	562
TCE income – Shipping	708,974	608,196

TCE income — Shipping increased by US$100.8 million, or 16.6%, from US$608.2 million for the year ended 31 December 2024 to US$709.0 million for the year ended 31 December 2025. This was primarily driven by an increase in available fleet days, which increased by 3,157 days, or 25.1%, from 12,593 available fleet days for the year ended 31 December 2024 to 15,750 available fleet days for the year ended 31 December 2025, primarily due to the full-year impact of the 12 VLGCs acquired from Avance Gas in the year ended 31 December 2024.

Revenue from spot voyages decreased by US$69.6 million, or 9.0%, from US$773.0 million for the year ended 31 December 2024 to US$703.5 million for the year ended 31 December 2025. This was primarily driven by a 10.9% decline in average LPG spot rates. Additionally, inter-segment revenue related to internal freight charters from the BW LPG pool decreased by US$13.0 million, largely due to a reduction in internal freight arrangements.

The voyage expenses decrease of US$35.6 million, or 9.3%, from US$383.8 million for the year ended 31 December 2024 to US$348.2 million for the year ended 31 December 2025 were due to the following factors: (i) a decrease of US$30.7 million in pool distribution expenses due to four fewer vessels being placed into BW LPG pool by external participants in the year ended 31 December 2025, and (ii) a US$11.3 million reduction in bunker expenses as a result of lower average bunker prices. Additionally, inter-segment expenses related primarily to pool distribution expenses for Product Services also decreased by US$25.3 million in the year ended 31 December 2025, due to the removal of one vessel from the BW LPG pool.

Conversely, revenue from time charter voyages for the year ended 31 December 2025 increased by US$122.5 million, or 64.6% year- over-year, driven by higher time charter rates and increase in available days.

TCE income — Shipping per calendar day (total) for the entire fleet was US$43,220 per day for the year ended 31 December 2025, a decrease of 8.8% from US$47,390 per day for the year ended 31 December 2024. The decrease was primarily attributed to lower LPG spot rates. The calendar days (total) increased to 16,402 days for the year ended 31 December 2025 from 12,833 days for the year ended 31 December 2024.

TCE income — Shipping per available day for the entire fleet was US$45,010 per day for the year ended 31 December 2025, a decrease of 6.8% from US$48,300 per day for the year ended 31 December 2024. The decrease was primarily attributed to lower average LPG spot rates. The available days increased to 15,750 days for the year ended 31 December 2025, from 12,593 days for the year ended 31 December 2024.

Product Services

The table below sets forth the Group’s revenue in Product Services for the years ended 31 December 2025 and 2024.

	Year ended 31 December
In US$’000	2025	2024
Product Services
Revenue from Product Services	2,566,394	2,600,944
Inter-segment revenue	24,206	49,501
Cost of cargo and delivery expenses	(2,460,924)	(2,390,929)
Inter-segment expense	(65,673)	(78,692)
Depreciation	(48,066)	(35,991)
Gross profit – Product Services	15,937	144,833

Revenue from Product Services decreased by US$34.6 million from US$2,600.9 million for the year ended 31 December 2024 to US$2,566.4 million for the year ended 31 December 2025. The decrease was primarily driven by a decline in derivative gain or loss of US$71.6 million in the year ended 31 December 2025. However, the overall decrease in revenue from Product Services in the year ended 31 December 2025 was partially offset by a rise in LPG cargoes traded and delivered, which were 7% higher year-on-year, totalling approximately 5.8 million metric tonnes for the year ended 31 December 2025 compared to 5.4 million metric tonnes for the year ended 31 December 2024. The decrease in inter-segment revenue of US$25.3 million was due to the removal of one vessel from the BW LPG pool.

Alongside the increase in LPG traded volumes, cargo and delivery expenses rose by US$70.0 million, increasing from US$2,390.9 million for the year ended 31 December 2024 to US$2,460.9 million for the year ended 31 December 2025. Inter-segment expense related to internal freight charters from the BW LPG pool decreased by US$13.0 million, largely due to a reduction in internal freight arrangements. Furthermore, depreciation for the Product Services division increased by US$12.1 million as a result of the addition of two new chartered-in VLGCs during the year ended 31 December 2025.

These factors collectively contributed to an decrease of US$128.9 million in gross profit for Product Services in the year ended 31 December 2025 compared to the prior year.

Results of operations of the Group for the years ended 31 December 2025 and 2024

Revenue — Shipping

Revenue — Shipping increased by US$52.9 million, or 5.5%, from US$962.8 million for the year ended 31 December 2024 to US$1,015.7 million for the year ended 31 December 2025. See “Results of operations by segment — Shipping — Year ended 31 December 2025 compared to the year ended 31 December 2024” above for detail.

Revenue — Product Services

Revenue — Product Services decreased by US$34.6 million, or 1.3% from US$2,600.9 million for the year ended 31 December 2024 to US$2,566.4 million for the year ended 31 December 2025. See “Results of operations by segment — Product Services — Year ended 31 December 2025 compared to the year ended 31 December 2024” above for detail.

Cost of cargo and delivery expenses — Product Services

Cost of cargo and delivery expenses — Product Services increased by US$70.0 million, or 2.9% from US$2,390.9 million for the year ended 31 December 2024 to US$2,460.9 million for the year ended 31 December 2025. See “Results of operations by segment — Product Services — Year ended 31 December 2025 compared to the year ended 31 December 2024” above for detail.

Voyage expenses — Shipping

Voyage expenses — Shipping decreased by US$35.6 million, or 9.3%, from US$383.8 million for the year ended 31 December 2024 to US$348.2 million for the year ended 31 December 2025. See “Results of operations by segment — Shipping — Year ended 31 December 2025 compared to the year ended 31 December 2024” above for detail.

Vessel operating expenses

Vessel operating expenses increased by US$41.3 million, or 48.6%, from US$85.0 million for the year ended 31 December 2024 to US$126.3 million for the year ended 31 December 2025. This increase in vessel operating expenses was primarily driven by the full-year impact of the 12 VLGCs acquired from Avance Gas in the year ended 31 December 2024.

Time charter contracts (non-lease components)

Time charter contracts (non-lease components) decreased by US$4.5 million, or 22.6%, from US$19.7 million for the year ended 31 December 2024 to US$15.2 million for the year ended 31 December 2025. This reduction was primarily driven by the completion of two time charter contracts and exercise of purchase options for two vessels during the year ended 31 December 2025.

General and administrative expenses

General and administrative expenses rose by US$5.4 million, or 7.5%, from US$71.1 million for the year ended 31 December 2024 to US$76.5 million for the year ended 31 December 2025. This increase was primarily driven by the expanded workforce across the Group, commensurate with the increase in transactional volumes for both the Shipping and Product Services segments.

Other operating income/(expense) — net

Other operating income/(expense) — net amounted to an expense of US$6.5 million for the year ended 31 December 2025, compared to an income of US$1.3 million for the year ended 31 December 2024.

Depreciation

Depreciation increased by US$54.2 million, or 26.9%, from US$201.3 million for the year ended 31 December 2024 to US$255.6 million for the year ended 31 December 2025. This increase was primarily driven by the full-year depreciation impact of the 12 VLGCs acquired from Avance Gas in the year ended 31 December 2024. This increase was also driven by a US$12.1 million increase in depreciation of right-of-use assets (vessels) within the Product Services segment. See “Results of operations by segment — Product Services — Year ended 31 December 2025 compared to the year ended 31 December 2024” above for detail.

Gain on disposal of vessels

Gain on disposal of vessels was US$56.7 million for the year ended 31 December 2025 and US$20.4 million for the year ended 31 December 2024, were attributable to the sale of two vessels in the year ended 31 December 2025 and one vessel in the year ended 31 December 2024, respectively.

Operating profit

For the reasons discussed above, operating profit decreased by US$85.6 million, or 19.7%, from US$433.7 million for the year ended 31 December 2024 to US$348.0 million for the year ended 31 December 2025.

Interest income

Interest income decreased by US$6.3 million from US$15.6 million for the year ended 31 December 2024 to US$9.3 million for the year ended 31 December 2025. This decrease was primarily driven by lower interest income generated from lower bank balances during the year ended 31 December 2025, compared to the year ended 31 December 2024.

Interest expense

Interest expense increased by US$33.2 million, or 167.2%, from US$19.8 million for the year ended 31 December 2024 to US$53.0 million for the year ended 31 December 2025. This increase was primarily attributed to increase bank borrowings during the year ended 31 December 2025, as the Group drew down on its credit facilities to finance the acquisition of 12 VLGCs from Avance Gas and its term loans to refinance its existing debts.

Finance expenses — net

For the reasons discussed above, finance expenses — net increased by US$35.4 million, or 405.8%, from US$8.7 million for the year ended 31 December 2024 to US$44.1 million for the year ended 31 December 2025.

Income tax expense

Income tax expense decreased by US$15.9 million, falling from US$30.1 million for the year ended 31 December 2024 to US$14.2 million for the year ended 31 December 2025. This decrease was primarily driven by lower tax provisions in the Product Services segment of US$18.5 million, from US$21.7 million for the year ended 31 December 2024 to US$3.2 million for the year ended 31 December 2025, reflecting the decreased net profit before tax in that segment. This more than offset the higher tax expenses in the Shipping segment of US$2.6 million due to (i) an increase of US$7.0 million in withholding taxes related to dividends, (ii) partially offset by a reduction of US$4.4 million in tax provisions due to a decrease in interest income, which were repatriated from subsidiaries in foreign jurisdictions.

Profit after tax

For the reasons discussed above, profit after tax decreased by US$105.2 million from US$394.9 million for the year ended 31 December 2024 to US$289.7 million for the year ended 31 December 2025.

Results of operations of the Group for the years ended 31 December 2024 and 2023

Please refer to Item 5.A “Operating and Financial Review and Prospects—Operating Results” in the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2024, filed on 28 March 2025 (the “FY2024 Annual Report”), for a comparative discussion of the Group’s operating results for the year ended 31 December 2024 compared to the year ended 31 December 2023.

5.B.LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

As of 31 December 2025, the Group had cash and cash equivalents of US$242.0 million, compared to US$279.7 million as of 31 December 2024. The Group has financed its capital requirements with cash flows from operations as well as bank borrowings. Financing for the Group has historically been provided through intercompany current accounts to meet the working capital requirements of the Group. External debt is primarily held by BW LPG Holding Pte Ltd, a wholly-owned subsidiary of the Company, where interest rates are hedged using interest rate swaps, and foreign exchange is hedged using foreign exchange forward contracts.

The Group’s principal sources of funds for its liquidity needs are cash flows from operations, and bank borrowings constitute further support to cash flows from operations as an additional source of funding. The Group’s main uses of funds have been expenditures for drydockings and other vessel maintenance expenditures, acquisition of new and secondhand vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenses incurred to ensure the Group’s vessels comply with international and regulatory standards, purchases of cargoes, finance expenses and repayment of borrowings, trust receipts and margin calls.

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

Cash Flows

The following table summarises the Group’s historical cash flows under IFRS and is extracted from the Financial Statements.

	Year ended 31 December
In US$’000	2025	2024
Net cash from operating activities	567,403	749,144
Net cash used in investing activities	(39,427)	(541,214)
Net cash used in financing activities	(534,162)	(138,067)
Net (decrease) / increase in cash and cash equivalents	(6,186)	69,863
Cash and cash equivalents at the beginning of the financial year	231,900	162,037
Cash and cash equivalents at the end of the financial year	225,714	231,900

Net cash from operating activities

Net cash from operating activities decreased by US$181.7 million, or 24.3%, declining from an inflow of US$749.1 million for the year ended 31 December 2024 to an inflow of US$567.4 million for the year ended 31 December 2025. This decrease was primarily driven by a reduction of US$109.9 million from changes in working capital for the year ended 31 December 2025 due to the following factors: (i) US$46.2 million release in restricted cash used for margin maintenance and (ii) US$63.7 million attributable to net unfavourable changes in working capital balances, including inventories, trade receivables, payables and derivative financial instruments. This decrease was further impacted by a US$61.3 million decrease in cash flow from operating activities, after adjusting for non-cash income or expenses for the year ended 31 December 2025, compared to the year ended 31 December 2024.

Net cash used in investing activities

Net cash used in investing activities consisted of an outflow of US$39.4 million in the year ended 31 December 2025, compared to an outflow of US$541.2 million in the year ended 31 December 2024. The outflow during the year ended 31 December 2025 primarily reflected the purchase of two VLGCs for US$138.3 million and drydock additions of US$44.0 million, partially offset by proceeds of US$125.2 million from the sale of two VLGCs. The higher net cash used in investing activities in the year ended 31 December 2024 primarily reflected the acquisition of 12 VLGCs from Avance Gas and an investment of US$30.2 million for a 8.5% non-controlling stake in CPIL, a company listed on the National Stock Exchange of India.

Net cash used in financing activities

Net cash used in financing activities increased by US$396.1 million from an outflow of US$138.1 million for the year ended 31 December 2024 to an outflow of US$534.2 million for the year ended 31 December 2025. This increase in net cash used in financing activities was primarily driven by US$883.6 million increase in repayments of the Group’s term loans, revolving credit facilities and shareholder bridging loan. Additionally, interest paid increased by US$33.9 million due to higher balances of term loans and revolving credit facilities during the year ended 31 December 2025. There was also an increase of US$37.1 million in capital returned to the non-controlling interests of a subsidiary. The increase in cash used in financing activities was partially offset by a US$416.6 million increase in drawdowns of the Group’s loan facilities to repay its debt and finance the purchases of VLGCs during the year, as well as a US$169.1 million decrease in dividends, reflecting lower net profit after tax for the year ended 31 December 2025.

Please refer to Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Group’s FY2024 Annual Report for a comparative discussion of the Group’s cash flows for the year ended 31 December 2024 compared to the year ended 31 December 2023.

Capital Resources and Indebtedness

As of 31 December 2025, the Group had entered into the following secured term loan facilities and revolving credit facilities:

		Principal
	Undrawn	amount
Facility agreement	facility amount	outstanding	Interest rate	Maturity date
	US$’000	US$’000
US$460,000,000 Revolving Credit Facility	387,372	50,000	SOFR + 1.25%	November 2031
US$380,000,000 Term Loan and Revolving Credit Facility	0	365,400	SOFR + 1.20%	June 2032
US$215,000,000 Term Loan Facility		208,300	SOFR + 1.40%	September 2032

US$460,000,000 Revolving Credit Facility

On 1 November 2024, the Group entered into a US$460 million revolving credit facility with BNP Paribas, Oversea-Chinese Banking Corporation Limited, DBS Bank Ltd., United Overseas Bank Limited and MUFG Bank, Ltd., Singapore Branch as arrangers, certain banks and financial institutions listed therein as lenders, BNP Paribas as agent and security agent and BW LPG as guarantor, to support its business activities, including the acquisition of new vessels by any subsidiary of the borrower and the repayment of maturing loans, as well as general corporate and working capital purposes.

The facility is secured by eight secondhand VLGCs and has an amortisation profile of 13 years, maturing on 28 November 2031. The borrower’s obligations under the facilities agreement are guaranteed by BW LPG.

As of the 31 December 2025, the outstanding amount under the revolving credit facility was US$50 million.

US$380,000,000 Term Loan and Revolving Credit Facility

On 18 June 2025, the Group entered into a US$380 million term loan and revolving credit facility with ING Bank N.V, Overseas-Chinese Banking Corporation Limited, DBS Bank Ltd., MUFG Bank, Ltd., DNB Bank ASA, Development Bank of Japan Inc., and Skandinaviska Enskilda Banken AB, as lenders, ING Bank N.V as agent and security agent, to refinance its existing debt. The facility will mature on 25 June 2032. As of 31 December 2025, the Group had utilised US$365.4 million under this facility.

US$215,000,000 Term Loan Facility

On 2 July 2025, the Group entered into a US$215 million term loan facility with Standard Chartered Bank, DBS Bank Ltd.,, MUFG Bank, Ltd., Citibank N.A., Mizuho Bank, Ltd., through their respective branches in Gujarat International Finance Tec-City (GIFT), India, as lenders, Standard Chartered Bank as agent and security agent, to fund the acquisition of BW Pampero and BW Chinook from BW LPG and to refinance its existing debt. This facility matures on 24 September 2032. As of 31 December 2025, US$208.3 million remained outstanding under this facility.

Interest rate swaps

The Group holds interest rate swaps to hedge the interest rate risk on bank borrowings. As of 31 December 2025, the Group had interest rate swaps with total notional principal amounting to US$199.6 million and mature between March 2027 and July 2029. Hedge accounting was adopted for these contracts.

The Group’s interest rate swaps are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”) master agreements. All of the Group’s interest rate swaps are based on SOFR fixing, with some of them having transitioned from IBOR to a five-day lookback or using the fallback of the ISDA 2020 IBOR Fallbacks Protocol (i.e., two-day lookback and credit adjustment spread of 26 basis points).

Trade finance facilities

As of 31 December 2025, the Group via its subsidiary BW LPG Product Services Pte Ltd, has entered into various uncommitted trade finance facilities totalling US$796 million to support its LPG trading activities. Trade finance facilities are secured against the underlying LPG cargoes and related receivables, with further support from a corporate guarantee from BW LPG Limited. As of 31 December 2025, borrowings under these facilities bear interest at floating interest rates ranging from 5.0% to 7.0%.

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

Restrictive Covenants

The Group is required to deliver compliance certificates, which include valuations of the vessels securing the applicable facility from two independent ship brokers. Upon delivery of the valuation, if the market value of the collateral vessels is less than 120% of the outstanding indebtedness under the applicable facilities, the Group must either provide additional collateral and/or prepay part of the loan to ensure compliance, as applicable.

The Group’s compliance with the restrictive covenants listed above is measured as of the end of the second and fourth fiscal quarter of each year. As of 31 December 2025, the Group was in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

Capital Expenditures

The Group’s main capital expenditures arise from drydockings and other vessel maintenance expenditures and acquisition of secondhand vessels.

The following table sets forth information on the Group’s capital expenditures for the periods indicated:

	For the year ended
	31 December
In US$’000	2025	2024

Purchase of secondhand vessels	138,287	1,049,212
Drydocking and vessel upgrades	44,008	14,332
Total	182,295	1,063,544

See Note 21 to the Financial Statements for details on material cash requirements from known contractual obligations.

5.C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Group does not undertake any significant expenditure on research and development and have no significant interests in patents or licences.

5.D.TREND INFORMATION

Key trends that are reasonably likely to impact the Group’s business, results of operations and financial condition include, but are not limited to, the following:

•

Geopolitical events and political instability, including increased trade protectionism and tariffs may impact the Group’s business and operations. Trade disputes between major exporters and importers of LPG could impact both the volume of LPG being shipped, but also the distances ships will have to sail. During the US – China trade dispute in 2025, a large portion of US volumes usually destined for China were redirected to other destinations. This, in turn, created inefficiencies in the market, which ultimately created more demand for shipping services.

•

Armed conflicts or elevated risk of armed conflict could limit LPG volumes made available for exports as well as shippers’ willingness to physically enter certain regions. As of the date of this annual report, conflicts in the Middle East have led to damage to terminals and export facilities and severe disruption and an effective shutdown of the Strait of Hormuz, as well as further disrupted trade routes in the Red Sea and the Gulf of Aden, forcing companies to reroute their vessels to avoid the Red Sea, the Suez Canal, the Gulf of Aden, the Persian Gulf and the Arabian Sea.

•

LPG production in the United States increased in 2025 and is expected to increase in 2026. Export growth in subsequent years is expected to see support from new LPG export terminals (source: NGLS, January 2026).

•

Most of the exports from the United States are to the Far East and Southeast Asia. China’s LPG imports continued to grow in 2025, albeit at a low rate, in part due to the trade dispute between the US and China. The PDH capacity in China, which is a driver of LPG demand, has grown significantly since 2021 and is expected to continue to grow in 2026 (source: SCI, January 2026).

•	The delivery of newbuild VLGCs is expected to be above historical levels and could have a negative impact on the shipping market if a large imbalance between supply and demand of vessels materializes.
•

With more trade and fleet growth for LPG and other segments, competition for securing transit slots in the Panama Canal is likely to increase in the years ahead. This can lead to higher transit costs for shipping companies, and for LPG shipping, more vessels sailing via Cape of Good Hope instead of using the Panama Canal, which may lead to an increase of freight rates. While water levels in the canal’s main reservoir were high at the end of 2025, climate events and limited rainfall can impact the canal’s ability to operate at full capacity.

5.E.CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in conformity with IFRS as issued by the International Accounting Standards Board. In preparing our consolidated financial statements, we make judgements, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 2 to the Financial Statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.DIRECTORS AND SENIOR MANAGEMENT

Directors

The directors and their principal functions within the Company, together with a brief description of their management experience and expertise and principal business activities outside the Company, are set out below.

Name	Position	Age
Andreas Sohmen-Pao	Chairman, Non-Executive Director	54
Anne Grethe Dalane	Non-Executive Director	65
Sonali Chandmal	Non-Executive Director	57
Luc Gillet	Non-Executive Director	67
Sanjiv Misra	Non-Executive Director	65

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

Anne Grethe Dalane

Anne Grethe Dalane has served on the Board of Directors since 21 November 2013 as an independent director. She is the Chair of the Audit Committee. Ms. Dalane currently serves on the board of directors and Audit Chairperson of TGS and Arendals Fossekompani. Her board experience includes Hafslund, EDB Business Partners and Prosafe. Ms. Dalane has held various senior management positions at Yara International and Norsk Hydro in the areas of human resources, corporate strategy and finance. Ms. Dalane is a certified financial analyst and holds an MBA from the Norwegian School of Economics.

Sonali Chandmal

Sonali Chandmal has served on the Board of Directors since 20 May 2020 as an independent director. She is currently a partner at A Lamot Incobel & Co, an advisory firm focused on private equity opportunities and funding in Europe, India and America. Ms. Chandmal serves on the board of directors of Ageas SA/NV, Ageas Portugal Holding SGPS S.A. Medicover AB, Ackermans & van Haaren SA/NV, the Harvard Club of Belgium and Chapter Zero Brussels. From 1997 to 2017, she worked at Bain & Company, a leading global strategy and management consulting firm, at its offices in San Francisco, London and Brussels. Prior to that, Ms. Chandmal worked at Robertson Stephens & Company, an investment bank specialising in high technology IPOs and mergers & acquisitions. Ms. Chandmal holds a BA in Economics from the University of California at Berkeley, and an MBA at the Harvard University Graduate School of Business Administration.

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

Sanjiv Misra

Sanjiv Misra has served on the Board of Directors since 14 February 2024 as an independent director. Mr. Misra is Chairman of Clifford Capital Holdings, a Non-Executive Director of Partners Capital Group, a member of the BW Group Supervisory Board, and an observer on the Board of Smartkarma Holdings. He is also an Independent Advisor and Chairman of the Asia Pacific Advisory Board for Apollo Investment Consulting and President of Phoenix Advisers Pte Ltd, a boutique consulting and principal investing firm. Mr. Misra began his investment banking career with Goldman Sachs & Co in 1986, spanning over a decade in New York, Hong Kong, and Singapore. In 1997, he joined Citigroup, where he served as the Head of the Asia Pacific Corporate Bank, CEO of Global Corporate and Investment Banking Group (Singapore and Brunei), and Country Officer for Singapore. He was also the Citigroup Head of Asia Pacific Investment Banking, and Head of Equity Capital Markets for Asia-Pacific. Mr. Misra was previously an independent director at Olam International, EDBI, OUE Hospitality REIT Management, Edelweiss Financial Services Ltd, the National University Health System and Singapore Symphonia Company Pte Ltd, amongst others. He was a board member and trustee of the Singapore Management University. Mr. Misra holds a Bachelor of Arts in Economics from Delhi University, a Post-Graduate Diploma in Management from the Indian Institute of Management, and a Master of Management from Kellogg School of Management at Northwestern University.

Senior Management

The current members of the senior executive team with responsibility for day-to-day management of the Group’s business are set out below.

Name	Position	Age
Kristian Sørensen	Chief Executive Officer	49
Samantha Xu	Chief Financial Officer	45
Prodyut Banerjee	Chief Operations Officer	63
Knut-Helge Knutsen	Chief Technical Officer	56
Leona Leo	Chief People Officer	49

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

Prodyut Banerjee

Captain Prodyut Banerjee has more than 20 years of experience in Global Operations in the maritime industry. He has held various leadership positions with BW Group since 2005. Prior to joining BW Group, he worked with ExxonMobil for over 15 years, serving on vessels at sea and in shore positions in the United Kingdom. He has an MBA from the National University of Singapore.

Knut-Helge Knutsen

Knut-Helge Knutsen is a seasoned maritime professional with over 30 years of experience in the shipping industry, including more than 20 years in leadership roles. Before joining BW LPG in 2013, he was Regional Manager at Veritas Petroleum Services for six years and was with DNV for 11 years where he led various technical departments related to ship building in Norway and South Korea. Mr. Knutsen is also a member of LIoyd’s Nordic Committee and DNV Nordic Safety Committee. He has a Master’s degree in Marine Engineering from the Norwegian University of Science and Technology and Global Business Leadership qualifications from the IMD Business School in Switzerland.

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

	Year ended 31 December
In US$’000	2025	2024	2023
	US$’000	US$’000	US$’000
Directors’ Remuneration
Directors’ fees	555	585	376

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

	Year ended 31 December
In US$’000	2025	2024

Senior Management’s Remuneration
Salaries and other short-term employee benefits	3,776	3,500
Post-employment benefits – contribution to defined contribution Plans	1,848	1,692
Total	5,624	5,192

In addition, the Senior Management has been granted options pursuant to the share-based compensation plans (see “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership — Senior Management’s Share Ownership”).

Share-Based Compensation Plans

The Company operates an equity-settled, share-based compensation plan: the five-year long-term management share option plan launched on 1 March 2022 (“LTIP 2022”). Under LTIP 2022, at the end of the vesting periods between February 2025 and February 2029, up to 3,500,000 Shares may be acquired by certain employees from the Company at a predetermined strike price. The Company also operated a five-year long-term management share option plan launched on 21 April 2017 (“LTIP 2017”). Under LTIP 2017, at the end of the vesting periods between February 2020 and February 2024, 2,083,424 Shares were acquired by certain employees from the Company at a predetermined strike price.

Under LTIP 2017, members of senior management of the Company were awarded share options on an annual basis for a period of five years. The total number of options that were awarded under LTIP 2017 was 568,000 for 2017 and 2018, and 1,515,424 from 2019 to 2021, where each option gives the holder the right to acquire one Share from the Company. The options (i.e. 284,000 options each for 2017 and 2018, 568,000 for 2019, 470,304 for 2020 and 477,120 for 2021) were awarded each year in connection with the publication of the quarterly report for the fourth quarter for the preceding year, except for 2017 in which the options were awarded on 21 April 2017. The strike price for the options is equal to the sum of (i) the volume weighted average share price (“VWAP”) quoted on the OSE on the first five trading days following the announcement of such quarterly report, and (ii) 16% of the VWAP. The strike price for the options awarded on 21 April 2017 was NOK 48.15; on 28 February 2018, NOK 42.98; on 28 February 2019, NOK 30.75; on 6 March 2020, NOK 61.64; and on 1 March 2021, NOK 56.98.

Under LTIP 2022, members of senior management and certain employees of the Company will, on an annual basis for a period of five years, be awarded share options. The total number of options that will be awarded under LTIP 2022 is 3,500,000 (adjusted in 2023 from 3,548,500 when it was set in 2022), where each option will give the holder the right to acquire one Share from the Company. The total number of options that were awarded under LTIP 2022 was 624,536 in 2022, 709,700 in 2023, 631,963 in 2024, 657,935 in 2025 and 506,631 in 2026. The options will be awarded each year in connection with the publication of the quarterly report for the fourth quarter of the preceding year. The strike price for the options shall be equal to the sum of (i) the VWAP quoted on the OSE on the first five trading days following the announcement of such quarterly report, and (ii) 16% of the VWAP. The strike price for the options awarded on 1 March 2022 was NOK 63.15; on 28 February 2023, NOK 109.77; on 29 February 2024, NOK 142.32; on 27 February 2025, NOK 145.46; and on 6 March 2026, NOK 195.06.

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

Defined Contribution Plans

The Company provides defined contribution plans for all employees (including Senior Management), which are post-employment benefit plans under which the Company pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The total amount the Company contributed to the defined contribution plans for the year ended 31 December 2025, 2024 and 2023 was US$1,031,000, US$874,000 and US$731,000, respectively.

6.C.BOARD PRACTICES

Board of Directors

The Company’s Board of Directors consists of five directors. All the directors were re-elected at the 2025 AGM on 15 May 2025 for a term until the next annual general meeting in 2026.

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

6.D.EMPLOYEES

The total number of Company personnel as of the end of the respective years is provided below.

Category	2025	2024	2023
Crew(1)	1,318	1,310	1,444
Employee	126	119	102
Singapore	61	55	55
Norway	38	36	31
Madrid	20	18	14
Dubai	3	5	—
Houston	4	3	2
Total	1,444	1,429	1,546
(1)	Number of crew includes those on both company-owned and BW India vessels. They are not employed by BW LPG but they are part of the workforce.

6.E.SHARE OWNERSHIP

Directors’ Share Ownership

None of the Company’s directors directly hold Shares in the Company. BW Group Limited owns 48,407,126 Shares of the Company, representing 31.99% of the outstanding Shares as of 31 December 2025. BW Group is owned by a company controlled by corporate interests associated with the Sohmen family. Andreas Sohmen-Pao is a member of the Sohmen family.

Senior Management’s Share Ownership

As of 31 March 2026, Kristian Sørensen owns 20,000 Shares, and Samantha Xu owns 2,000 Shares.

No other members of Senior Management own Shares. For information regarding issuance of share capital, please refer to “Item 6. Directors, Senior Management and Employees — 6.B. Compensation.”

As of 31 March 2026, the number of options granted to the Senior Management pursuant to the share-based compensation plans is set out in the following table.

Number of options
granted as of
Name	31 March 2026
Kristian Sørensen	661,941
Prodyut Banerjee	152,436
Samantha Xu	255,000
Knut-Helge Knutsen	152,436
Leona Leo	50,812

6.F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.MAJOR SHAREHOLDERS

The information below describes the beneficial ownership of the Company’s Shares by each person or entity that beneficially own 5% or more of the Company’s 159,282,000 issued Shares, as of 19 March 2026.

			Percentage of
		Percentage of	Outstanding
Beneficial Owners	Shares Owned	Issued Shares	Shares(1)
BW Group Limited	48,407,126	30.39%	31.89%
Hemen Holding Limited	11,622,642	7.30%	7.66%
Folketrygdfondet	8,200,347	5.15%	5.40%
BW LPG Limited(2)	7,467,396	4.69%	N/A
(1)	The number of outstanding Shares excludes 7,467,396 treasury shares.
(2)	Treasury shares

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

Based on the information in the Company’s shareholder register and other sources available to the Company, as of 19 March 2026, there were 1,260 record holders of the Shares in the United States, representing 11.45% of the Company’s outstanding Shares. Since a certain number of the Shares were held by brokers or other nominees, the number of record holders of the Shares in the US may not be representative of the number of beneficial holders or of their country of residence.

BW Group owns 31.89% of the outstanding Shares of the Company as of 19 March 2026. Accordingly, BW Group is able to exercise significant influence over outcome of matters on which the Company’s shareholders are entitled to vote, including the election of Board of Directors and other significant corporate actions. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Shares — BW Group is the largest shareholder of the Group and has significant voting power and the ability to influence matters requiring shareholder approval.”

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

On 15 May 2023, Alpha Ori issued a convertible promissory note (the “2023 Promissory Note”) to a subsidiary of the Group, BW LPG Technologies Pte Ltd (“BW LPGT”), pursuant to which Alpha Ori promised to pay to BW LPGT the principal sum of US$160,622 (together with interest thereon from 15 May 2023, with interest accruing at a rate of 180-day average SOFR plus 3.0% per annum). On 30 October 2023, BW LPGT, amongst others, entered into a share purchase agreement (the “SPA”) with ZeroNorth A/S (“ZN”). Pursuant to the SPA, BW LPGT agreed to sell and ZN agreed to acquire all of BW LPGT’s shares in Alpha Ori in consideration for the issuance of 19,804 ordinary and 9,750 preference shares in ZN. The transactions under the SPA completed on 19 February 2024.

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

On 28 August 2024, the Group entered into a US$250 million unsecured revolving credit facility with BW Group to fund the acquisition of VLGCs from Avance Gas. This facility was repaid in January 2025 and terminated in June 2025.

7.C.INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to pages F-1 through F-56 of this Form 20-F.

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

The declaration and payment of dividends is subject to the discretion of the Board of Directors and the profits of the Company, and the final amount of any dividends is determined by the Board of Directors. The Board of Directors may adjust the dividend payout for extraordinary items and may also consider other factors in determining the payment and amount of any dividends, such as the following:

●	BW LPG Product Services Pte. Ltd.’s performance, as measured by, among other things, its dividends distributed to the Company;
●	the Group’s capital expenditure plans; and
●	the Group’s financing requirements, financial flexibility, and anticipated cash flows of the business. There can be no assurance that the Board of Directors will declare a dividend payment in any period.

8.B.SIGNIFICANT CHANGES

Other than as disclosed in Note 27 to the Financial Statements, no significant change has occurred since 31 December 2025.

ITEM 9.THE OFFER AND LISTING

9.A.OFFER AND LISTING DETAILS

The Shares have traded on the OSE under the symbol “BWLPG.OL” since 21 November 2013. The Shares have traded on the NYSE under the symbol “BWLP” since 29 April 2024. As of 31 December 2025, the Company has 151,342,653 Shares issued and outstanding (excluding 7,939,347 treasury shares).

9.B.PLAN OF DISTRIBUTION

Not applicable.

9.C.MARKETS

The Shares are currently traded on the OSE under the symbol “BWLPG.OL” and on the NYSE under the symbol “BWLP.”

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

Under Norwegian law, a company that is listed on a Norwegian regulated market, or has applied for listing on such market, must promptly release any inside information directly concerning the company (i.e., any information of a precise nature relating directly or indirectly to financial instruments, the issuer thereof or other matters which are likely to have a significant effect on the price of the relevant financial instruments or related financial instruments, and which are not publicly available or commonly known in the market. A company may, however, delay the release of such information in order not to prejudice its legitimate interests, provided that it is able to ensure the confidentiality of the information and that the delayed release would not be likely to mislead the public. The OSE may levy fines on companies violating these requirements.

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

10.C.MATERIAL CONTRACTS

Heads of Agreement between Avance Gas Holding Ltd and the Company – Acquisition of 12 VLGCs from Avance Gas

The Company, as buyer, and Avance Gas Holding Ltd, as seller, entered into a Heads of Agreement on 15 August 2024, which set forth the overarching and coordinating terms and conditions for the sale by the seller and purchase by the buyer of 12 VLGCs.

The total consideration payable by the buyer for the purchase of the 12 VLGCs is US$1,050,000,000, which was settled by way of (i) the transfer from the buyer to the seller of 19,282,000 Shares, and (ii) the payment of US$717,385,000 in cash by the buyer to the seller, subject to terms and conditions set out therein and established in separate memoranda of agreement for each vessel entered into on the date of signing of the Heads of Agreement and in agreements made between the parties and the lessor for the novation of the bareboat charters relating to two of the vessels.

Pursuant to the Heads of Agreement, the 12 VLGCs were delivered between the date of agreement and 31 December 2024. On or prior the delivery of each VLGC, the buyer paid the purchase price for each vessel as follows:

●	The buyer paid the cash portion relating to that vessel to the seller, and
●	The buyer transferred the ownership to the consideration shares, having a value of the number of consideration shares times the share price of US$17.25, to the seller.

In connection with the Heads of Agreement, the Company and its subsidiary, BW LPG Holding Pte. Ltd., entered into a facility agreement for $460,000,000 revolving credit facility. See “Item 5. Operating and Financial Review and Prospects – 5.B Liquidity and Capital Resources –Capital Resources and Indebtedness – US$460,000,000 Revolving Credit Facility”.

Shareholder Rights Agreement

In April 2024, in connection with its listing on the NYSE, the Company entered into the Shareholder Rights Agreement with BW Group.

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

The Shareholder Rights Agreement will terminate, unless provided otherwise therein, on the earlier of the date that BW Group and its controlled affiliates collectively beneficially own less than 10% of the total issued and outstanding ordinary shares of the Company or are free to sell their ordinary shares without restriction under Rule 144 of the Securities Act.

Other than as described above, as of 31 December 2025, the Group has not entered into any material contracts other than in the ordinary course of business.

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

Subject to specified exceptions, under section 13W of the Singapore Income Tax Act, there is a safe harbour rule where there is exempt from tax any gains or profits derived by a divesting company the disposal of ordinary shares in an investee company which are legally and beneficially owned by the divesting company immediately before the disposal, being a disposal (a) on or after 1 June 2012; and (b) after the divesting company has, at all times during a continuous period of at least 24 months ending on the date immediately prior to the date of disposal of such shares, legally and beneficially owned at least 20% of the ordinary shares in that investee company. For disposals occurring on or after 1 January 2026, the 20% threshold may comprise ordinary shares and/or preference shares that are accounted for as equity by the investee company under the accounting principles adopted by the investee company (or the International Financial Reporting Standards, if the investee company is not required to comply with any accounting principles in preparing its financial statements), and may be assessed on a group basis. For the purposes of such group assessment, two companies are in the same group if more than 50% of the total number of issued ordinary shares in one company are beneficially owned by the other company, or more than 50% of the total number of issued ordinary shares in each of those companies are beneficially owned by a common company. The safe harbour rule only applies if the divesting company provides, at the time of lodgement of its return of income for the year of assessment relating to the basis period in which the disposal occurs, or within such further time as the IRAS may allow, such information and supporting documents as may be specified by the IRAS.

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

The Shares are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Financial Statements and relevant market and shareholder data, the Group believes that the Company was not treated as a PFIC for US federal income tax purposes with respect to its 2025 or 2024 taxable years. In addition, based on the Financial Statements and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not anticipate the Company becoming a PFIC for the current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

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

Based on the Financial Statements and relevant market and shareholder data, the Group believes that the Company was not treated as a PFIC for US federal income tax purposes with respect to its prior 2025 or 2024 taxable years. In addition, based on the Financial Statements and the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Group does not anticipate the Company becoming a PFIC for its current taxable year or in the foreseeable future. Although there is no legal authority directly on point, the Group’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the Group’s time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, the Group believes that such income does not constitute passive income, and the assets that it owns and operates in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.

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

Based upon the Group’s current and anticipated shipping operations, the Group’s vessels will operate in various parts of the world, including to or from US ports. Unless exempt from US federal income taxation under Section 883 of the Code, the Group will be subject to US federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States. See also “Item 3. Key Information — 3.D. Risk Factors — Risks Related to the Group’s Business — The Group may have to pay tax on US source income, which would reduce the Group’s earnings.”

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

10.F.DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.STATEMENTS BY EXPERTS

Not applicable.

10.H.DOCUMENTS ON DISPLAY

The Company is subject to the information requirements of the Exchange Act. The Company is required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. In accordance with the Holding Foreign Insiders Accountable Act, as of 18 March 2026 our executive officers and directors began making Section 16(a) beneficial ownership reports with the SEC. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, the Company is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act.

In addition, since the Company’s Shares are traded on the OSE, it has filed periodic and intermediate reports with, and furnish other information to, the OSE. Material information provided to the OSE is furnished to the SEC on Form 6-K.

The Company also maintains a corporate website at www.bwlpg.com. The Company’s website and the information contained therein or connected thereto will not be deemed to be incorporated into this annual report.

10.I.SUBSIDIARY INFORMATION

Not applicable.

10.J.ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report pursuant to the requirements of the OSE or Singapore law, we will submit the annual report to the SEC on Form 6-K in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in Note 22 to the Financial Statements is incorporated herein by reference.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no other material modifications to the rights of our shareholders during the year ended 31 December 2025.

ITEM 15.CONTROLS AND PROCEDURES

15.A.DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including its Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of its disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Exchange Act. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of 31 December 2025.

15.B.MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projecting any evaluation of effectiveness of our internal control over financial reporting to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, we conducted an assessment of the effectiveness of our internal control over financial reporting as of 31 December 2025. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of 31 December 2025 based on the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

15.C.ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of 31 December 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report. KPMG LLP’s audit report on the effectiveness of internal control over financial reporting is presented on pages F-4 and F-5.

15.D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this annual report and as described below, there were changes in the Group’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

As described in the Group’s registration statement on Form 20-F filed with the SEC on 8 April 2024, the Group’s management identified a material weakness in the Group’s internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness related to not having a sufficient number of personnel with an appropriate level of knowledge of the reporting requirements under SEC rules, experience and training in internal controls over financial reporting under Section 404 and related SEC rules to operate the period-end financial reporting controls. As further described in our FY2024 Annual Report, the Group’s management identified an additional material weakness with respect to the sufficiency of information technology controls and documentation.

During 2024 and 2025, with the support of advisors and under the supervision of the Chief Executive Officer, the Chief Financial Officer and the Audit Committee, management implemented remediation measures to remediate the aforementioned material weaknesses. The plan to remediate these material weaknesses included:

1.establishing and initiating a formal process to evaluate the design and implementation of the Group’s internal controls over financial reporting,
2.establishing a SOX program management office,
3.engaging advisors to develop and implement additional on-the-job training and guidance for financial reporting personnel and control owners to enhance their understanding of the principles and requirements of internal controls and the relevant financial reporting requirements,
4.enhanced the design and documentation of our controls to evidence the existence of our controls, including information technology general controls, and
5.enhanced existing and implemented additional management review controls to support the period end financial reporting process.

The Group implemented these remedial steps and successfully tested the related internal controls. As a result, the Group concluded that the remediation efforts resulted in the elimination of the previously identified material weaknesses as of 31 December 2025. While these material weaknesses have been remediated, the Group cannot assure you that the Group will not in the future have additional material weaknesses. Material weaknesses may still exist when we report in the future on the effectiveness of the Group’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

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

	Year ended 31 December
In US$’000	2025	2024

Audit fees	2,805	1,529
Audit-related services	26	27
Tax services	68	169
Other fees	—	27
Total	2,899	1,752

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

16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended 31 December 2025, the Company and its affiliated purchasers made the following purchases of the Shares.

			Total number of shares		Maximum number of
	Total number		purchased as part of		shares that may be
	of shares	Average price	publicly announced		purchased under the
Period	purchased	paid per share	plans or programmes		plans or programmes
8 April 2025 – 17 April 2025	316,437	US$8.63	316,437	(1)	Nil	(1)

(1) On 8 April 2025, the Board of Directors resolved to initiate a share buyback program, pursuant to which the Company was authorised to purchase up to 3 million ordinary shares for a maximum amount of US$20.0 million until 17 April 2025. The last purchase occurred on 17 April 2025.

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

The NYSE corporate governance standards require that listed US companies have a nominating or corporate governance committee composed entirely of independent directors and with a written charter addressing certain corporate governance matters. The Company has a Nomination Committee, which, inter alia, (i) proposes candidates for election as members of the Board of Directors and proposes the remuneration to be paid to members of the Board of Directors (including remuneration for work in any sub-committees of the Board of Directors), and (ii) proposes candidates for election to the Nomination Committee and proposes the remuneration to be paid to the members of the Nomination Committee. The Nomination Committee has written guidelines setting out its role to identify and nominate candidates for Board and Nomination Committee appointments. The composition of the Nomination Committee is intended to reflect a broad range of shareholder interests, and the committee members should not be members of the Board of Directors or the executive personnel of the Company. The committee members are appointed by the shareholders in the general meeting of the Company, and the Nomination Committee may make its own nominations for candidates to be appointed as new members of the Nomination Committee, paying particular attention to principles such as independence and the absence of conflicts of interest, while at the same time nominating candidates who have an understanding of the Company’s business. In its work in identifying proposed new members of the Nomination Committee, the Nomination Committee may have discussions with shareholders that have significant ownership interests in the Company. Two of the three Nomination Committee members, Mr. Bjarte Bøe and Ms. Elaine Yew Wen Suen, are not members of the Board of Directors or executive personnel of the Company, and are independent according to the NYSE corporate governance standards. The other Nomination Committee member, Ms. Alicia Yik Jie Ting, was not a member of the Board of Directors or executive personnel of the Company, but was not independent according to the NYSE corporate governance standards as she was an employee of BW Group, which is the Company’s largest shareholder. The Board of Directors is responsible for monitoring the effectiveness of the Company’s corporate governance practices and making changes as needed to ensure the alignment of the Company’s governance system with current best practices. The Board of Directors monitors and manages potential conflicts of interest of management, directors, shareholders, external advisers and other service providers, including misuse of corporate assets and abuse in related party transactions.

The NYSE corporate governance standards require that listed US companies have a compensation committee composed entirely of independent directors, with a written charter addressing certain corporate governance matters and have authority to retain or obtain the advice of compensation advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser. Under the guidelines for the Remuneration Committee, the Remuneration Committee of the Board of Directors is primarily responsible for overseeing and supervising the Company’s policies and frameworks covering remuneration and reward. As of 31 December 2025, the following directors were on the Board Remuneration Committee: Andreas Sohmen-Pao and Luc Gillet. One director was independent, and one director was not independent according to NYSE corporate governance standards.

A CEO of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE corporate governance standards applicable to foreign private issuers, our CEO is not required to provide the NYSE with such an annual compliance certification. The NYSE corporate governance standards require that listed US companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, along with any waivers of the code for directors or executive officers. The Company has adopted a code of conduct and ethics to be observed by all its officers and other employees. The code of conduct is available at https://www.bwlpg.com/sustainability/policies-and-guidelines/#codeofconductandethics.

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

BW LPG relies on the BW Group’s cybersecurity risk management programme to assess and manage cybersecurity threats. This collaboration involves BW Group’s “Group IT” and “Fleet IT” divisions and is supported by a cybersecurity incident communication plan. Group IT provides Chief Information Security Officer (CISO) services and manages IT systems critical for financial reporting, while Fleet IT ensures vessel and operational technology cyber resilience. In addition, Group IT maintains a dedicated cybersecurity team to prevent, detect and respond to cyber attacks, utilising technologies to establish and maintain detection capabilities for new and emerging threats.

BW Group provides BW LPG with cybersecurity threat management services pursuant to a service level agreement (SLA) between BW LPG and BW Group, which was entered into on 10 December 2024 and details the respective roles and responsibilities of each party in the management of cybersecurity threats. The SLA will remain valid until expressly modified or canceled by either party. For the purposes of the SLA, Group IT is treated as an external vendor, although BW Group benefits from shared group resources including communication platforms.

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

Governance

The Board of Directors provides oversight of the Group’s strategy and fulfils risk governance responsibilities, ensuring the Group’s management achieves strategic and business objectives. The Board of Directors is updated at least annually on top risks, including cybersecurity.

Senior Management identifies emerging risks, prioritises them, and allocates resources for risk treatment. Heads of Department are responsible for identifying risks within their areas, maintaining internal controls, and advising Senior Management on risks that cannot be managed operationally. Key emerging cyber incidents will be escalated to Senior Management or the Board via the Cyber incident reporting process. This was established to expedite identification, evaluation, escalation, remediation, and reporting of material cyber events should they occur. This process is initiated by the CISO, who, pursuant to the terms of the SLA, will evaluate and present their results to a BW LPG cyber focus group. This group will be led by the CFO and supported by the Head of IT. The CFO will determine what additional reporting is required depending on the nature of the incident, whether to all of Senior Management, the Board, and/or to the relevant regulatory bodies.

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

ITEM 18.FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19.EXHIBIT

The Company has filed the following documents as exhibits to this annual report.

1.1*	Company’s Constitution under Singapore law as in effect on the date hereof.
2.1*	Shareholder Rights Agreement between the Company and BW Group Limited.
2.2	Description of securities registered under Section 12 of the Exchange Act.
4.1*	Heads of Agreement between Avance Gas Holdings Ltd, as seller, and the Company, as buyer, dated 15 August 2024.
4.2*

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

8.1	List of subsidiaries of BW LPG Limited is set forth in Note 26 to the audited consolidated financial statements for the year ended on 31 December 2025.
11.1	BW LPG Limited Insider Trading Policy.
12.1	Certification by Kristian Sørensen, Chief Executive Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Samantha Xu, Chief Financial Officer, required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP.
97.1*	BW LPG Limited Compensation Recovery Policy.

*Previously filed with the SEC on Form 20-F on 28 March, 2025 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Date: 31 March 2026	BW LPG Limited
	By:	/s/ Kristian Sørensen
		Name:	Kristian Sørensen
		Title:	Chief Executive Officer

BW LPG LIMITED

(The Company was incorporated in Bermuda and re-domiciled in Singapore on 1 July 2024, Registration Number: 202426186Z)

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

BW LPG Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BW LPG Limited and subsidiaries (the Company) as of 31 December 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IFRS Accounting Standards’).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 31 March 2026, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of physical commodity contracts

As discussed in Note 2(a)(4) and 22(f) to the consolidated financial statements, the Company reported the fair value of Level 3 derivative financial instruments as $19.8 million of assets and $11.0 million of liabilities as of 31 December 2025. These derivative financial instruments were physical commodity contracts where the fair values are estimated using a cash flow model based on the best information available.

We identified the evaluation of the fair value of the physical commodity contracts as a critical audit matter. Specifically, complex auditor judgment and specialized skills and knowledge were required to evaluate the appropriateness and application of the cash flow model as well as the significant assumptions related to forward commodity and freight prices. These assumptions are forward-looking and could be affected by future economic and market conditions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the valuation of the physical commodity contracts. This included controls related to the appropriateness and application of the cash flow model, and the reasonableness of assumptions of forward commodity and freight prices used in the cash flow model. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the appropriateness and application of the cash flow model by inspecting the contractual agreements.
•	evaluating the reasonableness of management’s adjustments for location differentials to the forward commodity and freight prices obtained from exchanges and broker quotes.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Singapore

31 March 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
BW LPG Limited:

Opinion on Internal Control Over Financial Reporting

We have audited BW LPG Limited and subsidiaries’ (the Company) internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 December 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 31 December 2025, and the related notes (collectively, the consolidated financial statements), and our report dated 31 March 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Singapore

31 March 2026

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the financial year ended 31 December

	Note	2025	2024	2023
		US$’000	US$’000	US$’000
Revenue – Shipping	3	1,015,745	962,803	1,224,520
Revenue – Product Services	3	2,566,394	2,600,944	1,722,820
Cost of cargo and delivery expenses – Product Services	4	(2,460,924)	(2,390,929)	(1,547,059)
Voyage expenses – Shipping	4	(348,238)	(383,798)	(509,340)
Vessel operating expenses	4	(126,299)	(84,984)	(82,192)
Time charter contracts (non-lease components)	4	(15,219)	(19,675)	(20,350)
General and administrative expenses	4	(76,496)	(71,134)	(56,773)
Charter hire expenses	4	(667)	(1,041)	(30,712)
Fair value (loss)/gain from equity financial asset		(1,172)	1,326	—
Finance lease income		895	635	278
Other operating (expense)/income - net		(6,461)	1,332	(993)
Depreciation	8	(255,561)	(201,338)	(217,121)
Amortisation of intangible assets		(368)	(843)	(762)
Gain on disposal of vessels		56,708	20,391	42,374
Loss on derecognition of right-of-use assets		(289)	—	(961)
Operating profit		348,048	433,689	523,729
Foreign currency exchange gain/(loss) - net		1,574	(1,651)	(345)
Interest income		9,302	15,617	10,121
Interest expense		(53,046)	(19,849)	(27,304)
Other finance expenses		(1,968)	(2,843)	(2,237)
Finance expenses – net		(44,138)	(8,726)	(19,765)
Profit before tax		303,910	424,963	503,964
Income tax expense	7(a)	(14,199)	(30,095)	(10,965)
Profit after tax		289,711	394,868	492,999
Other comprehensive (loss)/income:
Items that will not be reclassified to profit or loss:
Equity investments at FVOCI
– fair value loss	9	(11,422)	(7,030)	—
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
– fair value (loss)/gain		(6,561)	62,841	(102,297)
– reclassification to profit or loss		(3,995)	(21,464)	49,978
Currency translation reserve		2,204	(1,022)	2,334
Other comprehensive (loss)/income, net of tax		(19,774)	33,325	(49,985)
Total comprehensive income		269,937	428,193	443,014
Profit attributable to:
Equity holders of the Company		242,313	354,296	469,957
Non-controlling interests		47,398	40,572	23,042
		289,711	394,868	492,999
Total comprehensive income:
Equity holders of the Company		222,095	387,797	418,818
Non-controlling interests		47,842	40,396	24,196
		269,937	428,193	443,014
Earnings per share attributable to the equity holders of the Company:
(expressed in US$ per share)
Basic earnings per share	6	1.60	2.65	3.57
Diluted earnings per share	6	1.60	2.64	3.53

The accompanying notes form an integral part of these consolidated financial statements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at 31 December

	Note	2025	2024
		US$’000	US$’000
Intangible assets		356	636
Investment in joint venture		301	301
Equity financial assets, at FVOCI	9	—	23,132
Derivative financial instruments	14	3,055	7,469
Finance lease receivables	10	10,324	2,882
Other receivables	12	3,812	7,980
Deferred tax assets	7(c)	5,321	1,644
Total other non-current assets		22,813	43,408
Vessels and dry docking	8	2,365,965	2,381,821
Right-of-use assets	8	116,742	216,272
Other property, plant and equipment	8	433	354
Property, plant and equipment		2,483,140	2,598,447
Total non-current assets		2,506,309	2,642,491
Inventories	11	123,885	76,706
Trade and other receivables	12	231,207	202,921
Equity financial assets, at FVOCI	9	11,710	—
Equity financial assets, at FVPL		1,597	2,769
Derivative financial instruments	14	25,956	74,571
Finance lease receivables	10	7,220	8,283
Assets held-for-sale	13	—	32,998
Cash and cash equivalents	15	242,009	279,681
Total current assets		643,584	677,929
Total assets		3,149,893	3,320,420
Share capital	16	619,868	619,868
Treasury shares	16	(50,372)	(48,387)
Other reserves		655,303	667,756
Retained earnings		605,203	565,794
		1,830,002	1,805,031
Non-controlling interests		95,551	132,463
Total shareholders’ equity		1,925,553	1,937,494
Borrowings	17	730,394	711,664
Lease liabilities	18	72,836	60,588
Derivative financial instruments	14	411	569
Total non-current liabilities		803,641	772,821
Borrowings	17	122,709	230,344
Lease liabilities	18	64,303	170,700
Derivative financial instruments	14	24,398	25,527
Current income tax liabilities	7(b)	1,520	14,470
Trade and other payables	19	207,769	169,064
Total current liabilities		420,699	610,105
Total liabilities		1,224,340	1,382,926
Total shareholders’ equity and liabilities		3,149,893	3,320,420

The accompanying notes form an integral part of these consolidated financial statements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the financial year ended 31 December

		Attributable to equity holders of the Company
						Share-based	Currency				Non-
		Share	Treasury	Capital	Hedging	payment	translation	Other	Retained		controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserves	earnings	Total	interest	equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2025		619,868	(48,387)	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494
Profit after tax		—	—	—	—	—	—	—	242,313	242,313	47,398	289,711
Other comprehensive (loss)/income		—	—	—	(10,556)	—	1,760	(11,422)	—	(20,218)	444	(19,774)
Total comprehensive (loss)/income		—	—	—	(10,556)	—	1,760	(11,422)	242,313	222,095	47,842	269,937
Share-based payment reserve – Value of employee services	16	—	—	—	—	1,753	—	—	—	1,753	—	1,753
Capital returns to non-controlling interests	25	—	—	—	—	—	—	—	—	—	(41,616)	(41,616)
Purchases of treasury shares	16	—	(2,739)	—	—	—	—	—	—	(2,739)	—	(2,739)
Share options exercised	16	—	754	—	—	(395)	—	—	164	523	—	523
Dividends paid	24	—	—	—	—	—	—	—	(199,855)	(199,855)	(41,120)	(240,975)
Changes in non-controlling interest		—	—	—	—	—	—	—	3,194	3,194	(2,018)	1,176
Transfer to tonnage tax reserve	16	—	—	—	—	—	—	6,407	(6,407)	—	—	—
Total transactions with owners, recognised directly in equity		—	(1,985)	—	—	1,358	—	6,407	(202,904)	(197,124)	(84,754)	(281,878)
Balance at 31 December 2025		619,868	(50,372)	649,654	3,279	3,937	1,333	(2,900)	605,203	1,830,002	95,551	1,925,553

		Attributable to equity holders of the Company
								Share-based	Currency				Non-
		Share	Share	Treasury	Contributed	Capital	Hedging	payment	translation	Other	Retained		controlling	Total
	Note	capital	premium	shares	surplus	reserve	reserve	reserve	reserve	reserves	earnings	Total	interest	equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2024		1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160
Profit after tax		—	—	—	—	—	—	—	—	—	354,296	354,296	40,572	394,868
Other comprehensive income/(loss)		—	—	—	—	—	41,377	—	(846)	(7,030)	—	33,501	(176)	33,325
Total comprehensive income/(loss)		—	—	—	—	—	41,377	—	(846)	(7,030)	354,296	387,797	40,396	428,193
Effects of re-domiciliation	16	285,853	(285,853)	—	(685,913)	685,913	—	—	—	—	—	—	—	—
Share-based payment reserve – Value of employee services	16	—	—	—	—	—	—	2,016	—	—	—	2,016	—	2,016
Capital returns to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	(4,500)	(4,500)
Purchases of treasury shares	16	—	—	(100)	—	—	—	—	—	—	—	(100)	—	(100)
Sale of treasury shares		—	—	1,091	—	—	—	—	—	—	—	1,091	—	1,091
Issue of new shares		332,615	—	—	—	—	—	—	—	—	—	332,615	—	332,615
Share options exercised	16	—	—	7,060	—	—	—	(3,342)	—	—	(3,143)	575	—	575
Dividends paid	24	—	—	—	—	—	—	—	—	—	(388,461)	(388,461)	(21,657)	(410,118)
Changes in non-controlling interest		—	—	—	—	—	—	—	—	—	(215)	(215)	1,777	1,562
Transfer to tonnage tax reserve	16	—	—	—	—	—	—	—	—	6,162	(6,162)	—	—	—
Total transactions with owners, recognised directly in equity		618,468	(285,853)	8,051	(685,913)	685,913	—	(1,326)	—	6,162	(397,981)	(52,479)	(24,380)	(76,859)
Balance at 31 December 2024		619,868	—	(48,387)	—	649,654	13,835	2,579	(427)	2,115	565,794	1,805,031	132,463	1,937,494

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

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASHFLOWS

For the financial year ended 31 December

	Note	2025	2024	2023
		US$’000	US$’000	US$’000
Cash flows from operating activities
Profit before tax		303,910	424,963	503,964
Adjustments for:
– amortisation of intangible assets		368	843	762
– depreciation	8	255,561	201,338	217,121
– gain on disposal of vessels		(56,708)	(20,391)	(42,374)
– loss on derecognition of right-of-use assets		289	—	961
– interest income		(9,302)	(15,617)	(10,121)
– interest expense		53,046	19,849	27,304
– other finance expense		4,479	3,939	1,747
– share-based payments		1,753	2,016	1,696
– finance lease income		(895)	(635)	(278)
– fair value loss/(gain) from equity financial asset		1,172	(1,326)	—
		553,673	614,979	700,782
Changes in working capital:
– inventories		(47,179)	111,886	(52,660)
– trade and other receivables		(24,535)	112,689	(112,648)
– trade and other payables		41,201	(91,123)	52,701
– derivative financial instruments		42,933	(57,375)	(3,061)
– margin account held with broker		31,486	77,727	(66,384)
Total changes in working capital		43,906	153,804	(182,052)
Tax paid	7(b)	(30,176)	(19,639)	(5,367)
Net cash from operating activities		567,403	749,144	513,363
Cash flows from investing activities
Additions in property, plant and equipment		(182,295)	(602,012)	(116,045)
Additions in intangible assets		(88)	(237)	(634)
Purchase of equity financial asset		—	(30,162)	—
Proceeds from sale of vessels		125,234	64,687	167,588
Investment in joint venture		—	—	(301)
Repayment of finance lease receivables	10	7,525	7,915	7,842
Interest received		10,197	16,252	10,118
Sale of equity financial asset		—	2,343	—
Net cash (used in)/from investing activities		(39,427)	(541,214)	68,568
Cash flows from financing activities
Proceeds from bank borrowings		1,027,443	610,883	72,070
Payment of financing fees		(4,408)	(4,430)	—
Repayments of bank borrowings		(1,081,010)	(197,437)	(171,659)
Payment of lease liabilities	18	(101,830)	(102,764)	(93,513)
Interest paid		(51,750)	(17,818)	(24,864)
Other finance expense paid		(4,479)	(3,939)	(1,652)
Purchase of treasury shares		(2,739)	(100)	(23,698)
Sale of treasury shares		—	1,091	—
Drawdown of trust receipts		1,776,251	2,107,821	1,021,010
Repayment of trust receipts		(1,810,225)	(2,118,318)	(989,884)
Dividend payment	24	(199,855)	(388,461)	(405,493)
Dividend payment to non-controlling interests		(41,120)	(21,657)	(27,607)
Contributions from non-controlling interests		1,176	1,562	—
Capital returns to non-controlling interests		(41,616)	(4,500)	—
Net cash used in financing activities		(534,162)	(138,067)	(645,290)
Net (decrease)/increase in cash and cash equivalents		(6,186)	69,863	(63,359)
Cash and cash equivalents at beginning of the financial year		231,900	162,037	225,396
Cash and cash equivalents at end of the financial year	15	225,714	231,900	162,037

The accompanying notes form an integral part of these consolidated financial statements.

BW LPG LIMITED
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASHFLOWS (continued)

For the financial year ended 31 December

Reconciliation of liabilities arising from financing activities

			Interest
		Lease	rate
	Borrowings	liabilities	swaps [1]
	US$’000	US$’000	US$’000
At 1 January 2025	942,008	231,288	569
Cash changes:
Proceeds from bank borrowings and trust receipts	2,803,694	—	—
Principal and interest (payments)/receipts	(2,947,813)	(104,984)	3,574
	(144,119)	(104,984)	3,574
Non-cash changes:
Interest expense/(income)	55,214	3,154	(5,322)
Changes in fair value of interest rate swaps	—	—	1,485
Additions to lease liabilities	—	59,634	—
Lease remeasurement	—	86,266	—
Derecognition of lease liabilities	—	(138,219)	—
	55,214	10,835	(3,837)
At 31 December 2025	853,103	137,139	306
At 1 January 2024	412,349	157,839	679
Cash changes:
Proceeds from bank borrowings and trust receipts	2,718,704	—	—
Principal and interest (payments)/receipts	(2,339,122)	(107,238)	5,592
	379,582	(107,238)	5,592
Non-cash changes:
Interest expense/(income)	20,967	4,474	(5,592)
Changes in fair value of interest rate swaps	—	—	(110)
Additions to lease liabilities	—	68,177	—
Lease remeasurement	—	108,036	—
Acquisition of vessels [2]	129,110	—	—
	150,077	180,687	(5,702)
At 31 December 2024	942,008	231,288	569
At 1 January 2023	478,373	227,483	—
Cash changes:
Proceeds from bank borrowings and trust receipts	1,093,080	—	—
Principal and interest (payments)/receipts	(1,188,352)	(100,610)	9,042
	(95,272)	(100,610)	9,042
Non-cash changes:
Interest expense/(income)	29,248	7,098	(9,042)
Changes in fair value of interest rate swaps	—	—	679
Additions to lease liabilities	—	16,095	—
Lease remeasurement	—	49,625	—
Derecognition of lease liability	—	(41,852)	—
	29,248	30,966	(8,363)
At 31 December 2023	412,349	157,839	679
1	Interest rate swaps are hedged against certain portions of bank borrowings.
2	Acquisition of vessels includes non-cash transaction of US$332.6 million relating to the issuance of the Company’s equity shares to the seller.

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

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are ship owning, chartering and LPG trading (note 26).

These consolidated financial statements were authorised for issue by the Board of Directors of the Company on 31 March 2026.

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

New standards, amendments to published standards and interpretations, adopted by the Group

The Group adopted all relevant new standards, amendments and interpretations to published standards as of 1 January 2025.

The adoption of these new standards, amendments, and interpretations to published standards did not have a material impact on the consolidated financial statements.

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

Management assesses at the balance sheet date whether there is any objective evidence or indication that the values of the intangible assets, and property, plant and equipment may be impaired. If any such indication exists, management estimates the recoverable amount of the asset, and write down the asset to the recoverable amount. The assessment of the recoverable amounts of the vessels is based on the higher of fair value less cost to sell and value-in-use calculations, with each vessel being regarded as one cash generating unit. The recoverable amount of vessels is estimated predominantly based on independent third party broker valuations.

Future changes may lead to reversals of currently recognised impairment charges.

(3)	Revenue recognition

Voyage revenue is recognised on a percentage of completion basis. Load-to-discharge basis is used in determining the percentage of completion for all spot voyages (including voyages servicing contracts of affreightment). Under this method, spot voyage revenue is recognised rateably over the period from the point of loading of the current voyage to the point of discharge of the current voyage.

Management estimates the total number of days of a voyage based on historical trends, the operating capability of the vessel (speed and fuel consumption) and the distance of the trade route. Actual results may differ these estimates.

(4)	Physical commodity contracts

Management estimates the fair values of the physical commodity contracts using a cash flow model based on the best information available. The fair values are estimated based on observable market prices obtained from exchanges and broker quotes, adjusted for location differentials and unobservable inputs such as shipping and financing costs. Where observable market prices for commodity and freight prices are not available for the remaining tenure of the physical commodity contracts, management utilises unobservable inputs based on internally developed proxy curves for the estimation.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

2.	Material accounting policies (continued)
(a)	Basis of preparation (continued)

Critical accounting estimates, assumptions and judgements (continued)

(4)	Physical commodity contracts (continued)

As the fair value estimation process involves uncertainties and significant judgement over the unobservable inputs and assumptions, the fair values of the physical commodity contracts are classified under level 3.

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

Revenue from spot voyages is recognised rateably over the estimated length of the voyage on a load-to-discharge basis within the respective reporting period. Voyage expenses are capitalized between the discharge port of the immediately previous cargo, or contract date if later, and the load port of the cargo to be chartered if they qualify as fulfilment costs. The performance obligations for voyage revenue are satisfied over time from when the vessel is ready at the load port to the point of cargo delivery at the discharge port. No additional disclosures in relation to the incremental cost of obtaining the contract and the remaining performance obligation with an original duration of one year or less are made as the Group has applied the practical expedients available in IFRS 16. Additionally, as the Group typically receives payments within one year from the start of the voyage, there are no additional disclosures made.

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

Revenue from the sale of goods is recognised at the point in time when the performance obligations have been satisfied, which is when control of the cargo is transferred to the customer. Revenue is measured based on consideration specified in the contract with a customer, which also includes the provision of services (shipping and insurance) when goods are sold on a CFR or CIF basis, which means that the Group is responsible (acts as principal) for providing shipping services, and in some instances, insurance after the date at which control of goods passes to the customer at the loading port. The Group, therefore, has separate performance obligations for freight and insurance services that are provided to facilitate the sale of commodities. The Group does not disclose sales revenue from freight and insurance services separately as these are not considered necessary in order to understand the economic impact on the Group. The same recognition and presentation principles apply to revenues arising from physical settlement of forward sale contracts that do not meet the own use exemption. See note 2(x).

(3)	Interest income

Interest income is recognised using the effective interest method.

(c)Group accounting

(1)Subsidiaries

(i)Consolidation

Subsidiaries are entities (including special purpose entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Subsidiaries are de-consolidated from the date on which control ceases.

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

Investments in joint ventures are accounted for in the consolidated financial statements using the equity method of accounting less impairment losses, if any.

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

(ii)Equity method of accounting

Under the equity method of accounting, investments are initially recognised at cost and adjusted thereafter to recognise the Group’s share of its joint venture’s post-acquisition profits or losses in the Group’s profit or loss and its share of the joint venture’s other comprehensive income in the Group’s other comprehensive income. Dividend received or receivable from the joint venture is recognised as a reduction of the carrying amount of the investment. When the Group’s share of losses in a joint venture equals to or exceeds its interest in the joint venture, the Group does not recognise further losses, unless it has incurred legal or constructive obligations to make, or has made, payments on behalf of the joint venture. If the joint venture subsequently reports profits, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

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

(iii)	If significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment.

(2)Depreciation

(i)	Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as follows:

Vessels	25 years
Dry docking/Scrubbers	2.5 – 5 years
Furniture and fixtures	3 – 5 years

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

(3)Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment, including drydocking and the replacement of a significant component, that has already been recognised, is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in profit or loss when incurred.

(4)Disposal

On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is recognised in profit or loss.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

2.Material accounting policies (continued)

(e)Impairment of non-financial assets

Intangible assets with finite lives, property, plant and equipment and investment in joint venture are tested for impairment whenever there is any objective evidence or an indication that these assets may be impaired.

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

An impairment loss for an asset (or CGU) is reversed only if there has been a change in the estimates used to determine the asset’s (or CGU’s) recoverable amount since the last impairment loss was recognised. The carrying amount of this asset (or CGU) is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated depreciation) had no impairment loss been recognised for the asset (or CGU) in prior years. A reversal of impairment loss for an asset (or CGU) is recognised in profit or loss.

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

For derivative financial instruments that are not designated or do not qualify for hedge accounting, fair value gains or losses are recognised in profit or loss as derivative gain/(loss) when the change arises.

At the inception of the hedge, the Group documents the relationship between the hedging instruments and hedged items. The risk management objective and the strategies for undertaking the hedge relationship. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items.

Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

Where the critical terms of the hedging instrument and the hedged item are identical or closely aligned, the Group performs a qualitative assessment to demonstrate the existence of an economic relationship. If changes in circumstances mean that a qualitative assessment is no longer sufficient, the Group performs a quantitative assessment of hedge effectiveness, including using the hypothetical derivative method where appropriate.

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

(1)Interest rate swaps

The Group has entered into interest rate swaps that are cash flow hedges for the Group’s exposure to interest rate risk on its borrowings. These contracts entitle the Group to receive interest at floating rates on notional principal amounts and oblige the Group to pay interest at fixed rates on the same notional principal amounts, thus allowing the Group to raise borrowings at floating rates and swap them into fixed rates. The Group hedges up to 75% of its floating rate borrowings. The hedged item is identified as a proportion of the outstanding amount of the borrowings. As all critical terms matched during the year, the economic relationship was assessed to be 100% effective.

The fair value changes on the effective portion of interest rate swaps designated as cash flow hedges are recognised in other comprehensive income, accumulated in the fair value reserve, and reclassified to profit or loss when the hedged interest expense on the borrowings is recognised in profit or loss. The fair value changes on the ineffective portion of interest rate swaps are recognised immediately in profit or loss.

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

(3)Forward freight agreements (FFAs)

The Group has entered into FFAs that are cash flow hedges of the Group’s exposure to cash flow variability from forecasted freight earnings. These contracts entitle the Group to receive fixed freight rates and oblige the Group to pay floating freight rates for the volumes transacted. This effectively hedges the forecasted freight revenue contracted at future market freight rates. It was assessed that the economic relationship between the FFAs and the hedged item was effective as the critical terms match.

Fair value changes on the effective portion of the FFAs designated as cash flow hedges are recognised in other comprehensive income. Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

2.Material accounting policies (continued)

(f)Derivative financial instruments and hedging activities (continued)

(4)Commodity contracts derivatives

Commodity contract derivatives comprise physical commodity contracts measured at fair value through profit or loss, and exchange-traded commodity futures contracts.

Fair value of physical commodity contracts is estimated using a cash flow model based on the best information available. Fair value is estimated based on observable market prices obtained from exchanges and broker quotes, adjusted for location differentials and unobservable inputs such as shipping and financing costs. Where observable market prices for commodity and freight prices are not available management has utilised unobservable inputs based on internally developed proxy curves. Fair values of exchange-traded commodity futures is determined using forward commodity indices at the balance sheet date.

The Group did not apply hedge accounting for these contracts.

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

(g)Financial assets

(1)	Financial assets at amortised cost

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

The Group manages these groups of financial assets by collecting the contractual cash flow and these cash flows represent solely payment of principal and interest.

Management assesses on a forward-looking basis the expected credit losses (ECLs) associated with these groups of financial assets.

For trade receivables, finance lease receivables and other receivables — related parties, the Group applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

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

The Group considers a financial asset to be in default when:

●	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
●	the financial asset is more than 90 days past due.

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

2.Material accounting policies (continued)

(g)Financial assets (continued)

(2)	Equity investments

Equity investments are initially recognised at its fair value. Transaction costs are expensed in profit or loss.

(i)

The Group subsequently measures equity investments at fair value. Equity investments are classified as fair value through profit or loss (“FVTPL”) with movements in their fair values recognised in profit or loss in the period in which the changes arise, except for those equity securities which are not held for trading. The Group has irrevocably elected to recognise changes in fair value of equity securities not held for trading in other comprehensive income as these are strategic investments. Movements in fair values of investments classified as fair value through other comprehensive income (“FVOCI”) are presented in other comprehensive income. Dividends from equity investments are recognised in profit or loss as “dividend income”.

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

(i)Borrowing costs

Borrowing costs are recognised in profit and loss using the effective interest method except for costs that are directly attributable to the construction of vessels. This includes those costs on borrowings acquired specifically for the construction of vessels and those in relation to general borrowings used to finance the construction of vessels.

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

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

2.Material accounting policies (continued)

(j)Trade and other payables

Trade and other payables represent liabilities to pay for goods or services provided to the Group prior to the end of the financial year which are unpaid. Trade and other payables are classified as current liabilities if payment is due within 12 months, otherwise they are classified as non-current liabilities.

(k)Leases

(1)As a lessee:

At the inception of a contract, management assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

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

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

2.Material accounting policies (continued)

(k)Leases (continued)

(1)As a lessee: (continued)

Lease liabilities are measured at amortised cost using the effective interest method. These are remeasured when:

●	There is a change in future lease payments arising from a change in an index or rate;
●	There is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee;
●	There is a change in the Group’s assessment of whether it will exercise a purchase, extension, or termination option; or
●	There is a revised in-substance fixed lease payment.

When the lease liability is remeasured a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

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

2.Material accounting policies (continued)

(k)Leases (continued)

(3)As an intermediate lessor:

In classifying a sublease, the Group as an intermediate lessor classifies the sublease as a finance or an operating lease with reference to the right-of-use asset arising from the head lease, rather than the underlying asset.

When the sublease is assessed as a finance lease, the Group derecognises the right-of-use asset relating to the head lease that it transfers to the sublessee and recognises the net investment in the sublease within “Finance lease receivables”. Any differences between the right-of-use asset derecognised and the net investment in sublease is recognised in the profit or loss. The lease liability relating to the head lease is retained on the balance sheet, which represents the lease payments owed to the head lessor.

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

LPG held for trading purposes are measured at fair value less costs to sell. Subsequent changes in fair value is recognised in profit or loss.

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

(3)Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from US$ are translated into US$ as follows:

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

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

2.Material accounting policies (continued)

(p)Employee benefits

(1)Employee leave entitlement

Employee entitlements to annual leave are accrue as it is earned. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(2)Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees.

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
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

2.Material accounting policies (continued)

(s)Share capital and treasury shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of new common shares are deducted from equity.

When the Group purchases the Company’s common shares (“treasury shares”), the carrying amount which includes the consideration paid and any directly attributable transaction cost is presented as a component within equity attributable to the Company’s equity holders, until they are cancelled, sold, or reissued.

When treasury shares are subsequently sold or reissued pursuant to an employee share option scheme, the cost of treasury shares is reversed from the treasury share account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in the capital reserve.

(t)Income tax

Income tax expense comprises current and deferred tax.

Current income tax expense is recognized on the basis of tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

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

(x)Commodity contracts

The Product Services Segment transacts in exchange traded derivatives, and physical contracts to trade commodities. Derivative instruments, which include physical commodity contracts that do not meet the own use exemption, are accounted for as derivatives at fair value through profit or loss. The Group accounts for these physical commodity contracts under IFRS 9 before physical delivery, and excludes changes in the fair value of derivative assets and liabilities prior to physical delivery from revenue from contracts with customers. Derivative gains or losses are presented separately as “derivative gain/(loss)” within Revenue – Product Services.

The Group recognizes revenue from a contract with a customer under IFRS 15 the delivery of the commodity occurs. Revenue is measure at the contractually determined price. See note 2(b)(2).

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

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

3.Revenue

	2025	2024	2023
	US$’000	US$’000	US$’000
(a) Revenue – Shipping
– spot voyages	703,469	773,039	1,059,024
– time charter	312,276	189,764	165,496
	1,015,745	962,803	1,224,520
(b) Revenue – Product Services
– cargo sales	2,526,386	2,520,882	1,728,894
– shipping income	59,233	27,705	36,177
– derivative (loss)/gain	(19,225)	52,357	(42,251)
	2,566,394	2,600,944	1,722,820

4.Expenses by nature

	2025	2024	2023
	US$’000	US$’000	US$’000
Fuel oil	170,044	181,348	204,863
Port charges	97,061	97,335	132,047
Pool distribution expenses	45,396	75,739	130,308
Other voyage expenses	35,737	29,376	42,122
Voyage expenses	348,238	383,798	509,340
Cost of cargo and delivery expenses – Product Services	2,460,924	2,390,929	1,547,059
Manning costs	66,388	45,350	42,883
Maintenance and repair expenses	43,532	28,205	26,438
Insurance expenses	6,300	4,299	4,694
Other vessel operating expenses	10,079	7,130	8,177
Vessel operating expenses	126,299	84,984	82,192
Employee compensation (note 5)	42,880	43,902	27,541
Directors’ fees	555	585	376
Other general and administrative expenses	33,061	26,647	28,856
General and administrative expenses	76,496	71,134	56,773
Time charter-in expenses (short-term)	—	—	7,942
Time charter-in expenses (variable payments)	667	1,041	22,770
Charter hire expenses	667	1,041	30,712
Time charter contracts (non-lease components)	15,219	19,675	20,350

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

5.Employee compensation

	2025	2024	2023
	US$’000	US$’000	US$’000
Wages and salaries	40,096	41,012	24,910
Share-based payments	1,753	2,016	1,900
Post-employment benefits	1,031	874	731
	42,880	43,902	27,541

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

	2025	2024	2023
Net profit attributable to equity holders of the Company (US$’000)	242,313	354,296	469,957
Weighted average number of common shares outstanding (‘000) - Basic	151,406	133,609	131,759
Weighted average number of common shares outstanding (‘000) [1] - Diluted	151,897	134,188	133,034
Basic earnings per share (US$ per share)	1.60	2.65	3.57
Diluted earnings per share (US$ per share)	1.60	2.64	3.53
[1]	Includes dilutive shares of 490,833 (2024: 515,905) from share options.

7.Income tax expense

(a)Income tax expense

	2025	2024	2023
	US$’000	US$’000	US$’000
Tax expense attributable to profit is made up of:
– current income tax	17,868	25,294	10,711
– deferred income tax	(3,669)	4,801	254
	14,199	30,095	10,965

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

7.Income tax expense (continued)

(b)Movement in current income tax liabilities

	2025	2024	2023
	US$’000	US$’000	US$’000
At beginning of the financial year	14,470	8,121	2,489
Income tax expense	17,868	25,294	10,711
Income tax paid	(30,176)	(19,639)	(5,367)
Currency effects	(642)	694	288
At end of the financial year	1,520	14,470	8,121

(c)Movement in deferred tax assets

	2025	2024	2023
	US$’000	US$’000	US$’000
At beginning of the financial year	1,644	6,855	6,720
Tax credited/(charged) to profit for the financial year	3,669	(4,801)	(254)
Currency effects	8	(410)	389
At end of the financial year	5,321	1,644	6,855

Deferred tax assets are recognised for tax losses carried forward for the Group’s subsidiaries to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has concluded that the deferred tax assets will be recoverable from the estimated future taxable income of the subsidiaries within the next five years.

In 2024, deferred tax assets do not include unutilised tax losses carried forward of US$7.1 million, tax effect of US$1.6 million, as it is not probable that the future taxable profit will be available against which the Group can use the taxable benefits therefrom. In 2025, all unutilised tax losses carried forward are recognised as deferred tax assets.

Income tax expense reconciliation is as follows:

	2025	2024	2023
	US$’000	US$’000	US$’000
Profit before tax	303,910	424,963	503,964
Tax calculated at a tax rate of 17% (2024: 17%; 2023: 0%1)	51,665	72,244	—
Effects of different tax rates in other countries	(19,232)	(2,051)	10,711
Effects of concessionary tax rates (Global Trader Programme)	1,344	(2,233)	—
Tax exemption	(30,278)	(37,535)	—
Utilisation of tax losses	—	—	254
Previously unrecognised tax benefits	—	(4,000)	—
Foreign withholding tax	10,700	3,670	—
Income tax expense	14,199	30,095	10,965

1The Company redomiciled to Singapore on 1 July 2024. Prior to the redomiciliation, there was no income, withholding, capital gains or capital transfer taxes as the Company was domiciled in Bermuda.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

7.Income tax expense (continued)

(c)Movement in deferred tax assets (continued)

BW LPG Product Services Pte. Ltd., a Group subsidiary, was granted on 28 March 2024, the Global Trader Programme by Enterprise Singapore for the period commencing 1 March 2024, until 31 December 2028. The status entitles BW LPG Product Services Pte. Ltd. a concessionary tax rate of 10% during the period on prescribed qualifying income, subject to achieving the terms and conditions set by Enterprise Singapore, and requirements of the Income Tax Act.

In 2024, the Group is subject to a global minimum top-up tax rules under OECD BEPS Pillar Two. The Group has entities in certain jurisdictions that implemented Pillar Two rules, which include Domestic Top-up Tax rules (“DMTT”) and Income Inclusion Rules (“IIR”). Accordingly, any top-up tax of these entities or their subsidiaries would be collected in those jurisdictions. As at 31 December 2024 and 2025, management assessed the impact of the top-up tax exposure to be immaterial, since the effective tax rates in those jurisdictions are estimated to exceed 15%.

8.Property, plant and equipment

			Furniture
		Dry	and	Right-of-use
	Vessels	docking	fixtures	assets	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2025	2,936,835	63,116	1,102	470,514	3,471,567
Additions	133,050	49,096	149	59,634	241,929
Modifications	—	—	—	72,361	72,361
Disposals	(74,989)	(2,871)	—	(249,083)	(326,943)
Write off on completion of dry docking costs	—	(17,996)	—	—	(17,996)
At 31 December 2025	2,994,896	91,345	1,251	353,426	3,440,918
Accumulated depreciation and impairment charge
At 1 January 2025	583,545	34,585	748	254,242	873,120
Depreciation	141,707	20,767	70	93,017	255,561
Disposals	(40,417)	(1,915)	—	(110,575)	(152,907)
Write off on completion of dry docking costs	—	(17,996)	—	—	(17,996)
At 31 December 2025	684,835	35,441	818	236,684	957,778
Net book value
At 31 December 2025	2,310,061	55,904	433	116,742	2,483,140

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

8.Property, plant and equipment (continued)

			Furniture
		Dry	and	Right-of-use
	Vessels	docking	fixtures	assets	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2024	1,932,413	52,074	910	325,883	2,311,280
Additions	1,049,295	14,332	192	68,177	1,131,996
Disposals	—	—	—	(15,186)	(15,186)
Lease remeasurement	—	—	—	91,640	91,640
Reclassified to assets held-for-sale (note 13)	(44,873)	(1,725)	—	—	(46,598)
Write off on completion of dry docking costs	—	(1,565)	—	—	(1,565)
At 31 December 2024	2,936,835	63,116	1,102	470,514	3,471,567
Accumulated depreciation and impairment charge
At 1 January 2024	503,740	23,661	633	174,099	702,133
Depreciation	91,924	13,970	115	95,329	201,338
Disposals	—	—	—	(15,186)	(15,186)
Reclassified to assets held-for-sale (note 13)	(12,119)	(1,481)	—	—	(13,600)
Write off on completion of dry docking costs	—	(1,565)	—	—	(1,565)
At 31 December 2024	583,545	34,585	748	254,242	873,120
Net book value
At 31 December 2024	2,353,290	28,531	354	216,272	2,598,447

(a)	Vessels with an aggregate carrying amount of US$1,423 million as at 31 December 2025 (2024: US$1,091 million) are pledged as security on borrowings (note 17).
(b)

In 2024, the Group acquired 12 vessels for aggregate consideration of US$1,050 million which comprised US$588.3 million cash payment, net of US$129.1 million amount of borrowings novated from the seller, and US$332.6 million settled via the issuance of the Company’s equity shares to the seller.

9.	Equity investments, at FVOCI

	2025	2024
	US$’000	US$’000
At beginning of the financial year	23,132	—
Additions	—	30,162
Fair value loss	(11,422)	(7,030)
At end of the financial year	11,710	23,132

Non-current	—	23,132
Current	11,710	—
	11,710	23,132

The equity investment consists of investment in Confidence Petroleum India Ltd, a listed company on National Stock Exchange of India (“NSE”).

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

10.Finance lease receivables

	2025	2024
	US$’000	US$’000
At beginning of the financial year	11,165	2,684
Additions	13,904	16,396
Repayments	(7,525)	(7,915)
At end of the financial year	17,544	11,165

The table below sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

	Less than	Between 1	Between 2
	1 year	and 2 years	and 3 years	Total
	US$’000	US$’000	US$’000	US$’000
At 31 December 2025
Undiscounted lease receivables	8,076	8,076	2,692	18,844
Less: Unearned finance income	(856)	(411)	(33)	(1,300)
	7,220	7,665	2,659	17,544
At 31 December 2024
Undiscounted lease receivables	8,765	2,921	—	11,686
Less: Unearned finance income	(482)	(39)	—	(521)
	8,283	2,882	—	11,165

11.Inventories

	2025	2024
	US$’000	US$’000
Fuel oil and LPG, at cost	27,553	33,645
LPG, held for trading	96,332	43,061
	123,885	76,706

The cost of fuel oil recognised as an expense and included in voyage expenses amounted to US$170.0 million (2024: US$181.3 million; 2023: US$204.9 million).

The cost of LPG recognised as an expense and included in “cost of cargo and delivery expenses —  Product Services” amounted to US$2,460.9 million (2024: US$2,390.9 million; 2023: US$1,547.1 million).

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

12.Trade and other receivables

	2025	2024
	US$’000	US$’000
Trade receivables	199,366	168,546
Other receivables	15,423	15,193
Other receivables – related parties [1]	2,852	—
	217,641	183,739
Prepayments	16,539	27,162
Tax recoverable	839	—
	235,019	210,901
Non-current	3,812	7,980
Current	231,207	202,921
	235,019	210,901
[1]	Related parties refer to corporations controlled by a shareholder of the Company.

Contract assets — accrued revenue of US$43.0 million (2024: US$26.0 million) had been presented within “Trade receivables”. These relate to the Group’s rights to consideration for proportional performance from spot voyages that are in-progress at the balance sheet date, and which shall be recognised as revenue in the subsequent year. The Group will invoice the customers when the rights become unconditional which typically occurs in the next financial year.

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

13.Assets held-for-sale

	2025	2024
	US$’000	US$’000
At beginning of the financial year	32,998	44,296
Reclassified from property, plant and equipment (note 8)	—	32,998
Disposals	(32,998)	(44,296)
At end of the financial year	—	32,998

As at 31 December 2025, assets held-for-sale comprised nil VLGC (2024: one VLGC) that has been committed for sale to a non-related party.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

14.Derivative financial instruments

	2025		2024
	Assets	Liabilities	Assets	Liabilities
	US$’000	US$’000	US$’000	US$’000
Interest rate swaps	3,055	(306)	7,469	(179)
Forward freight agreements and related bunker swaps	1,238	(1,496)	3,993	—
Commodity contracts and derivatives	24,696	(23,007)	70,565	(25,835)
Forward foreign exchange contracts and foreign exchange	22	—	13	(82)
	29,011	(24,809)	82,040	(26,096)
Non-current	3,055	(411)	7,469	(569)
Current	25,956	(24,398)	74,571	(25,527)
	29,011	(24,809)	82,040	(26,096)

As at 31 December 2025, the Group has interest rate swaps with total notional principal amounting to US$199.6 million (2024: US$179.1 million). The Group’s interest rate swaps mature between 2027 to 2029.

Interest rate swaps are transacted to hedge the interest rate risk on bank borrowings. After taking into account the effects of these contracts, for part of the bank borrowings, the Group would effectively pay fixed interest rates ranging from 2.0% per annum to 3.7% per annum and would receive a variable rate equal to US$ Secured Overnight Financing Rate (SOFR). Hedge accounting was adopted for these contracts.

Forward freight agreements and related bunker swaps are transacted to hedge freight rates and bunker price risks. Hedge accounting was adopted for these contracts.

Commodity contract derivatives comprise physical commodity contracts measured at fair value through profit or loss, and exchange-traded commodity futures. The Group did not adopt hedge accounting for these contracts.

Forward foreign exchange contracts and foreign exchange were transacted to hedge foreign exchange risks. The Group did not adopt hedge accounting for these contracts.

15.Cash and cash equivalents

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	2025	2024
	US$’000	US$’000
Cash and cash equivalents per consolidated balance sheet	242,009	279,681
Less: Margin accounts held with brokers [1]	(16,295)	(47,781)
Cash and cash equivalents per consolidated statement of cash flows	225,714	231,900
1	Margin accounts held with brokers are collateral for open derivative financial instruments.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

16.Share capital and other reserves

(a)Issued and fully paid share capital

(i)	As at 31 December 2025 and 2024, the Company has a share capital of US$619.9 million, comprising of 159,282,000 ordinary shares, no par value per share, issued and paid – up.

As at 31 December 2023, the Company’s authorised share capital is US$1.6 million divided into 162,000,000 common shares, no par value per share, with 140,000,000 issued and paid - up shares.

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

(b)Share premium

The differences between the consideration for common shares issued and par value is recognised as share premium. On 1 July 2024, following the Company’s redomiciliation to Singapore, US$285.9 million was reclassified from the Company’s share premium to share capital to comply with local regulatory requirements in Singapore.

(c)Capital reserve

As at 31 December 2025, capital reserve amounted to US$649.7 million.

As at 31 December 2024, capital reserve amounted to US$649.7 million, of which US$685.9 million related to a reclassification from the Company’s contributed surplus account, following the Company’s redomiciliation from Bermuda to Singapore on 1 July 2024.

As at 31 December 2023, negative capital reserve amounted to US$36.3 million, which comprises negative reserve arising from the business acquisition of entities under common control of US$41.5 million and a gain on disposal of treasury shares of US$5.2 million in December 2015.

(d)Other reserve

Other reserve includes US$6.4 million (2024: US$6.2 million; 2023: US$0.8 million) of tonnage tax reserves of the Group’s Indian subsidiary, BW Global United LPG India Private Limited. This amount is computed based on the subsidiary’s profits pursuant to Section 115 JB to Tonnage tax reserve.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

16.Share capital and other reserves (continued)

(e)Share-based payment reserve

Certain employees are entitled to receive common shares in the Company. Share-based payment awards are recognised as an expense in the consolidated profit or loss with a corresponding increase in the share-based payment reserve over the vesting periods. For the year ended 31 December 2025, an expense of US$1.8 million (2024: US$2.0 million; 2023: US$1.7 million) was recognised in the consolidated profit or loss with a corresponding increase recognised in the share-based payment reserve. When the share options subsequently vest and are exercised, the corresponding amounts are reversed.

(f)Treasury shares

	Number of shares			Amount
	2025	2024	2023	2025	2024	2023
	‘000	‘000	‘000	US$’000	US$’000	US$’000
Balance as at 1 January	7,743	8,926	8,558	48,387	56,438	47,631
Transfer of treasury shares	(120)	(1,192)	(471)	(754)	(8,151)	(2,676)
Purchases of treasury shares	316	9	2,778	2,739	100	23,698
Cancellation of treasury shares	—	—	(1,939)	—	—	(12,215)
Balance as at 31 December	7,939	7,743	8,926	50,372	48,387	56,438

In March 2025, 120,647 shares (2024: 597,767 shares; 2023: 470,000 shares) were transferred to certain members in settlement of their exercising of certain vested options granted under LTIP 2017.

In August 2024, 503,889 shares were transferred to certain members in settlement of their exercising of certain vested options granted under LTIP 2022, after the Company accelerated the vesting period for that share tranche from February 2025 to August 2024.

On 8 December 2021, the Company announced a share buy-back programme, under which the Company may purchase up to 10 million common shares for a maximum amount of US$50 million, to be held as treasury shares. In FY 2023, the Company purchased a total of 2,777,784 of its common shares at an average price of US$8.53 (NOK88.59) per share for an aggregate consideration of US$23.7 million (NOK246.1 million). In FY 2023, the Company further resolved to cancel 1,938,999 treasury shares following which, the Company had 140,000,000 shares outstanding.

On 8 April 2025, the Company initiated another share buy-back programme, under which the Company will purchase up to 3 million common shares for a maximum amount of US$20 million, to be held as treasury shares. In FY 2025, the Company purchased a total of 316,437 of its common shares at an average price of US$8.63 (NOK94.48) per share for an aggregate consideration of US$2.7 million (NOK29.9 million).

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

17.Borrowings

	2025	2024
	US$’000	US$’000
Bank borrowings	627,873	655,795
Lease financing arrangement	182,689	129,110
Shareholder loan	—	79,501
Trust receipts	39,792	73,766
Interest payable	2,749	3,836
	853,103	942,008
Non-current	730,394	711,664
Current	122,709	230,344
	853,103	942,008

The Group had borrowings amounting to US$799.4 million at 31 December 2025 (2024: US$762.6 million) that are secured by mortgages over certain vessels of the Group (note 8). These borrowings are interest bearing at US$ SOFR + margin and contain financial covenants which may result in these borrowings being repayable on demand if not met:

●the Group has liquidity (including undrawn available lines of credit with a maturity exceeding six months) on a consolidated basis of no less than US$50 million and at least US$20 million of cash and cash equivalents at the end of each quarter;
●the Group’s adjusted equity on a consolidated basis is no less than US$350 million at the end of each quarter;
●the Group’s adjusted equity on a consolidated basis is at all times no less than 25% of the sum of the Group’s liabilities and adjusted equity at the end of each quarter;
●the Group’s market value of collateral vessels is less than 120% of the outstanding indebtedness under the applicable facilities at the second and fourth fiscal quarter of each year

As of 31 December 2025, the Group was in compliance with all covenants and accordingly, the bank borrowings are classified as non-current at 31 December 2025.

The Group entered into shareholder’s loan with BW Finance Limited amounting to $80.0 million at 31 December 2024, which forms part of the financing for the purchase of 12 vessels. These borrowings are interest bearing at US$ SOFR + margin, and repayable on demand. At 31 December 2025, shareholder’s loan was fully repaid.

18.Lease liabilities

	2025	2024
	US$’000	US$’000
At beginning of financial year	231,288	157,839
Additions	59,634	68,177
Lease remeasurement	86,266	108,036
Derecognition of lease liabilities	(138,219)	—
Repayments	(101,830)	(102,764)
At end of financial year	137,139	231,288
Non-current	72,836	60,588
Current	64,303	170,700
	137,139	231,288

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

19.Trade and other payables

	2025	2024
	US$’000	US$’000
Trade payables	93,922	97,743
Other payables	72	332
Other payables – related parties [1]	60	704
Charter hire received in advance	5,565	1,337
Other accrued operating expenses	108,150	68,948
	207,769	169,064
1	Related parties refer to corporations controlled by a shareholder of the Company.

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

20.Related party transactions

In addition to the information disclosed elsewhere in the notes to consolidated financial statements, the following transactions took place between the Group and related parties during the financial year at terms agreed between the parties:

(a)	Services

	2025	2024	2023
	US$’000	US$’000	US$’000
Corporate service fees charged by related parties	8,692	6,887	6,615
Ship management fees charged by a related party	533	808	1,272

(b)	Key management’s remuneration

	2025	2024	2023
	US$’000	US$’000	US$’000
Salaries and other short-term employee benefits	3,776	3,500	3,333
Post-employment benefits – contributions to defined contribution plans and share-based payment	1,848	1,692	1,859
Directors’ fees	555	585	376
	6,179	5,777	5,568

(c)	Others

	2025	2024	2023
	US$’000	US$’000	US$’000
Interest expense charged by a related party	801	769	—
	801	769	—

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

The future minimum lease payments receivable under non-cancellable operating leases contracted for at the balance sheet date but not recognised as receivables, are as follows:

	2025	2024
	US$’000	US$’000
Less than one year	332,955	223,847
Two to five years	250,097	151,451
More than five years	—	1,397
	583,052	376,695

(b)Sub-leasing — as a lessor

Included within “Revenue from time charter voyages” and “Revenue from Product Services” were income from sub-leasing of right-of-use assets of US$31.7 million and US$6.3 million (2024: US$6.6 million and US$19.1 million) respectively.

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

(a)Market risk

(i)Fuel price risk

The Group is exposed to the risk of variations in fuel oil costs, which are affected by the global political and economic environment. In 2025, fuel oil costs comprised 30% (2024: 30%) of the Group’s total operating expenses (excluding cost of cargo and delivery expenses — Product Services, charter hire expenses, depreciation, and amortisation).

(ii)Currency risk

The Group’s business operations are not exposed to significant foreign exchange risk as it has no significant regular transactions denominated in foreign currencies.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

22.Financial risk management  (continued)

(a)Market risk (continued)

(iii)Equity price risk

The Group is exposed to equity securities price risk arising from the investments held by the Group which are classified as equity financial assets, at FVPL or at FVOCI. If prices for these equity securities increase/decrease by 20% with other variables including tax rate being held constant, the profit after tax and other comprehensive income will be higher/lower by approximately US$0.3 million and US$2.3 million, respectively (2024: US$0.6 million and US$ 4.6 million).

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

The Group’s bank borrowings are at variable rates. The Group has entered into interest rate swaps to swap floating interest rates to fixed interest rates for certain portions of the bank borrowings (note 17). If the US$ interest rates increase/decrease by 50 basis points (2024: 50 basis points) with all other variables including tax rate being held constant, the profit after tax will be lower/higher by approximately US$2.8 million (2024 profit after tax will be lower/higher by approximately US$2.7 million) as a result of higher/lower interest expense on these borrowings; the other comprehensive loss will be lower/higher by approximately US$2.0 million (2024: other comprehensive loss will be lower/higher by approximately US$2.1 million).

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

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

22.Financial risk management (continued)

(b)Credit risk (continued)

The Group’s credit risk is primarily attributable to trade and other receivables, finance lease receivables, amounts due from related parties and cash and cash equivalents. The Group has assessed the ECL as at 31 December 2025 and 2024 based on past events, current conditions and forecasts of future economic conditions:

(i)General approach

—	bank deposits are not credit-impaired and are mainly deposits with banks with credit-ratings assigned by international credit-rating agencies

(ii)Simplified approach

—	trade receivables are neither past due nor impaired and are substantially from companies with a good collection track record with the Group;
—	finance lease receivables are due from customers with good credit standing, and in the event of default, the Group would be entitled to repossess the vessels chartered; and
—	other receivables from related parties are not past due.

Based on the assessment of the qualitative factors that are indicative of the risk of default, there have been no significant increases in the credit risk since the initial recognition of these financial assets, as such, the expected credit losses based on the 12-month ECLs has been assessed to be insignificant.

There is no significant balance as at the balance sheet date that is past due as substantial portions of the trade and other receivables represent accrued revenue or unbilled receivables at the balance sheet date. The maximum exposure is represented by the carrying value of each financial asset on the consolidated balance sheet before taking into account any collateral held.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

22.Financial risk management (continued)

(c)Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the nature of the underlying businesses, the Group maintains sufficient cash for its daily operations via short-term cash deposit at banks and has access to unutilised portions of revolving facilities offered by financial institutions.

The table below analyses non-derivative financial liabilities (including contractual interest payments) of the Group into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date on an undiscounted basis.

	Less than	Between 1	Between 2
	1 year	and 2 years	and 5 years	Over 5 years
	US$’000	US$’000	US$’000	US$’000
At 31 December 2025
Trade and other payables	196,200	—	—	—
Bank borrowings	88,109	73,061	234,683	333,825
Lease financing arrangement	24,017	23,157	88,719	108,523
Trust receipts	39,792	—	—	—
Lease liabilities	70,040	44,642	31,699	—
	418,158	140,860	355,101	442,348
At 31 December 2024
Trade and other payables	155,693	—	—	—
Bank borrowings	648,753	57,964	50,683	—
Lease financing arrangement	14,945	13,729	37,777	120,151
Trust receipts	73,766	—	—	—
Lease liabilities	177,277	35,497	28,401	—
	1,070,434	107,190	116,861	120,151

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

The Group’s leverage ratio net of cash at 31 December 2025 was 28% (2024: 33%).

The Group is in compliance with all other externally imposed capital requirements for the financial year ended 31 December 2025 and 2024.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

22.Financial risk management (continued)

(e)Financial instruments by category

The aggregate carrying amounts of the Group’s financial instruments are as follows:

	2025	2024
	US$’000	US$’000
Equity financial assets, at FVOCI	11,710	23,132
Equity financial assets, at FVPL	1,597	2,769
Derivative assets measured at fair value	29,011	82,040
Derivative liabilities measured at fair value	(24,809)	(26,096)
Financial assets at amortised cost	432,888	437,401
Financial liabilities at amortised cost	(1,049,304)	(1,097,701)

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
(iii)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2025
Assets
Equity financial assets, at FVOCI	11,710	—	—	11,710
Equity financial assets, at FVPL	—	—	1,597	1,597
Derivative financial instruments	—	9,179	19,832	29,011
Total assets	11,710	9,179	21,429	42,318
Liabilities
Derivative financial instruments	—	13,836	10,973	24,809
Total liabilities	—	13,836	10,973	24,809
2024
Assets
Equity financial assets, at FVOCI	23,132	—	—	23,132
Equity financial assets, at FVPL	—	—	2,769	2,769
Derivative financial instruments	—	16,475	65,565	82,040
Total assets	23,132	16,475	68,334	107,941
Liabilities
Derivative financial instruments	—	12,166	13,930	26,096
Total liabilities	—	12,166	13,930	26,096

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

Level 3 classifications primarily include the physical commodity contracts where the fair values are estimated using a cash flow model, based on the best information available. As the fair value estimation process involves uncertainties and significant judgement over the unobservable inputs and assumptions, the fair values of the physical commodity contracts are classified under level 3. If inputs in relation to freight prices increase /decrease by 5% with other variables including tax rate being held constant, the profit after tax derived from the physical commodity contracts would be lower/higher by approximately US$6.8 million (FY24: US$6.3 million).

Non-derivative non-current financial assets and liabilities

The carrying amounts of non-derivative non-current financial assets and liabilities which bear floating interest rates approximate their fair value because of the short repricing period. There are no non-current financial assets and liabilities which do not bear floating interest rates.

Non-derivative current financial assets and liabilities

The carrying amounts of financial assets and liabilities with a maturity of less than one year approximates their fair value because of the short period to maturity.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

22.Financial risk management (continued)

(g)Offsetting financial assets and financial liabilities

The Group has the following financial instruments subject to enforceable master netting arrangements or other similar agreements as follows:

		Gross
		amounts of	Net
	Gross	recognised	amounts of
	amounts of	financial	financial
	recognised	instruments	instruments
	financial	offset in the	included in the
	instruments	balance sheet	balance sheet	Net amount
	US$’000	US$’000	US$’000	US$’000
2025
Derivative financial assets
Forward freight agreements and related bunker swaps (note 14)	7,088	(5,850)	1,238	1,238
Commodity contracts (note 14)	99,862	(75,166)	24,696	24,696
Derivative financial liabilities
Forward freight agreements and related bunker swaps (note 14)	(7,346)	5,850	(1,496)	(1,496)
Commodity contracts (note 14)	(98,173)	75,166	(23,007)	(23,007)

		Gross
		amounts of	Net
	Gross	recognised	amounts of
	amounts of	financial	financial
	recognised	instruments	instruments
	financial	offset in the	included in the
	instruments	balance sheet	balance sheet	Net amount
	US$’000	US$’000	US$’000	US$’000
2024
Derivative financial assets
Forward freight agreements and related bunker swaps (note 14)	4,565	(572)	3,993	3,993
Commodity contracts (note 14)	98,176	(27,611)	70,565	70,565
Derivative financial liabilities
Forward freight agreements and related bunker swaps (note 14)	(572)	572	—	—
Commodity contracts (note 14)	(53,446)	27,611	(25,835)	(25,835)

23.Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprise the Shipping and Product Services segments.

The EMT uses the reported measure of TCE income and gross profit to assess the performance of the Shipping and Product Services operating segments respectively. Operating segment disclosures are consistent with the information reviewed by the management.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

23.Segment information (continued)

Geographical information

Non-current assets comprise mainly vessels, operating on an international platform with individual vessels calling at various ports across the globe. The Group does not consider the domicile of its customers as a relevant decision-making guideline and hence does not consider it meaningful to allocate vessels and revenue to specific geographical locations.

Segment performance is presented below:

		Product	Inter-segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
2025
Revenue from spot voyages	703,469	—	—	703,469
Inter-segment revenue	65,698	—	(65,698)	—
Voyage expenses	(348,238)	—	—	(348,238)
Inter-segment expense	(24,231)	—	24,231	—
Net income from spot voyages	396,698	—	(41,467)	355,231
Revenue from time charter voyages	312,276	—	—	312,276
TCE income – Shipping [1]	708,974	—	(41,467)	667,507
Revenue from Product Services	—	2,566,394	—	2,566,394
Inter-segment revenue	—	24,206	(24,206)	—
Cost of cargo and delivery expenses	—	(2,460,924)	—	(2,460,924)
Inter-segment expense	—	(65,673)	65,673	—
Depreciation	—	(48,066)	—	(48,066)
Gross profit – Product Services [2]	—	15,937	41,467	57,404
Segment results	708,974	15,937	—	724,911
Depreciation	(207,495)	—
Amortisation	(264)	(104)
Loss on derecognition of right-of-use assets	(289)	—
Gain on disposal of vessels	56,708	—
[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2]

Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

23.Segment information (continued)

		Product	Inter-segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
2024
Revenue from spot voyages	773,039	—	—	773,039
Inter-segment revenue	78,130	—	(78,130)	—
Voyage expenses	(383,798)	—	—	(383,798)
Inter-segment expense	(49,501)	—	49,501	—
Net income from spot voyages	417,870	—	(28,629)	389,241
Revenue from time charter voyages	189,764	—	—	189,764
Inter-segment revenue	562	—	(562)	—
TCE income – Shipping [1]	608,196	—	(29,191)	579,005
Revenue from Product Services	—	2,600,944	—	2,600,944
Inter-segment revenue	—	49,501	(49,501)	—
Cost of cargo and delivery expenses	—	(2,390,929)	—	(2,390,929)
Inter-segment expense	—	(78,692)	78,692	—
Depreciation	—	(35,991)	—	(35,991)
Gross profit – Product Services [2]	—	144,833	29,191	174,024
Segment results	608,196	144,833	—	753,029
Depreciation	(165,347)	—
Amortisation	(739)	(104)
Gain on disposal of vessels	20,391	—
[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2]

Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

23.Segment information (continued)

		Product	Inter-segment
	Shipping	Services	elimination	Total
	US$’000	US$’000	US$’000	US$’000
2023
Revenue from spot voyages	1,059,024	—	—	1,059,024
Inter-segment revenue	175,528	—	(175,528)	—
Voyage expenses	(509,340)	—	—	(509,340)
Inter-segment expense	(112,211)	—	112,211	—
Net income from spot voyages	613,001	—	(63,317)	549,684
Revenue from time charter voyages	184,494	—	(18,998)	165,496
TCE income – Shipping [1]	797,495	—	(82,315)	715,180
Revenue from Product Services	—	1,722,820	—	1,722,820
Inter-segment revenue	—	112,211	(112,211)	—
Cost of cargo and delivery expenses	—	(1,547,059)	—	(1,547,059)
Inter-segment expense	—	(194,526)	194,526	—
Depreciation	—	(67,609)	—	(67,609)
Gross profit – Product Services [2]	—	25,837	82,315	108,152
Segment results	797,495	25,837	—	823,332
Depreciation	(149,512)	—
Amortisation	(699)	(63)
Loss on derecognition of right-of-use assets	(961)	—
Gain on disposal of vessels	42,374	—
[1]	“TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.
[2]

Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

23.Segment information (continued)

(a)Reconciliation of segment results:

	2025	2024	2023
	US$’000	US$’000	US$’000
Total segment results for reportable segments	724,911	753,029	823,332
Vessel operating expenses	(126,299)	(84,984)	(82,192)
Time charter contracts (non-lease components)	(15,219)	(19,675)	(20,350)
General and administrative expenses	(76,496)	(71,134)	(56,773)
Charter hire expenses	(667)	(1,041)	(30,712)
Fair value gain from equity financial asset	(1,172)	1,326	—
Finance lease income	895	635	278
Other operating (expense)/income - net	(6,461)	1,332	(993)
Depreciation – Shipping segment	(207,495)	(165,347)	(149,512)
Amortisation	(368)	(843)	(762)
Gain on disposal of vessels	56,708	20,391	42,374
Loss on derecognition of right-of-use assets	(289)	—	(961)
Finance expenses - net	(44,138)	(8,726)	(19,765)
Income tax expense	(14,199)	(30,095)	(10,965)
Profit after tax	289,711	394,868	492,999

(b)Customer concentration

Revenues from external customers are derived mainly from spot voyages, time charter voyages and sale of LPG cargo. Revenues from the top customer of the Product Services segment represented approximately US$281 million (2024: US$347 million; 2023: US$306 million) of the Group’s total revenues.

24.Dividends paid

	2025	2024
	US$’000	US$’000
Final dividend paid in respect of FY 2024 of US$0.42 (2024: in respect of FY 2023 of US$0.90) per share	63,646	118,387
Interim dividend paid in respect of Q1 2025 of US$0.28 (2024: in respect of Q1 2024 of US$1.00) per share	42,376	131,752
Interim dividend paid in respect of Q2 2025 of US$0.22 (2024: in respect of Q2 2024 of US$0.58) per share	33,295	76,709
Interim dividend paid in respect of Q3 2025 of US$0.40 (2024: in respect of Q3 2024 of US$0.42) per share	60,538	61,613
	199,855	388,461

The Board has declared a final cash dividend of US$0.57 per share for 2025, amounting to US$86.5 million. The shares will be traded ex-dividend on and after 12 March 2026. The dividend was paid on 23 March 2026 to shareholders of record as at 11 March 2026. Together with the interim dividend paid for Q1 2025 of US$0.28 per share, Q2 2025 of US$0.22 per share and Q3 2025 of US$0.40 per share, the total dividend payout for FY 2025 will amount to US$1.47 per share or US$222.7 million.

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

In March and November 2025, BW India reduced its share capital and distributed US$41.6 million to its non-controlling interests. The ownership composition remained the same after the share capital reduction.

Summarised balance sheet:

	BW India		BW Product Services
	2025	2024	2025	2024
	US$’000	US$’000	US$’000	US$’000
Assets
Current assets	52,901	63,581	283,465	417,096
Includes
Cash and cash equivalents	30,821	19,443	39,917	175,882
Non-current assets	355,533	278,287	114,202	92,115
Liabilities
Current liabilities	45,446	28,371	282,646	328,769
Includes
Borrowings	28,268	23,927	100,649	137,425
Non-current liabilities (Borrowings)	180,217	76,443	62,512	50,748
Net assets	182,771	237,054	52,509	129,694

Summarised statement of comprehensive income:

	BW India			BW Product Services
	2025	2024	2023	2025	2024	2023
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
TCE income – Shipping	129,011	126,660	118,999	—	—	—
Revenue from Product Services	—	—	—	2,590,600	2,650,445	1,835,031
Cost of cargo and delivery expenses	—	—	—	(2,526,597)	(2,469,621)	(1,741,585)
Vessel operating expense	(22,502)	(22,223)	(21,503)	—	—	—
Charter hire expense	(1,559)	—	—	—	—	—
Depreciation and amortisation	(33,307)	(34,853)	(33,950)	(48,170)	(36,095)	(67,609)
Gain on disposal of vessels	57,250	—	—	—	—	—
Finance expense	(6,057)	(8,980)	(9,510)	811	(934)	(4,426)
Other expenses - net	(6,675)	(4,713)	(2,302)	(27,274)	(23,418)	(12,815)
Income tax expense	(11,709)	(4,631)	(3,743)	(3,197)	(21,727)	(7,218)
Net profit/(loss) after tax	104,452	51,260	47,991	(13,827)	98,650	1,378

Other comprehensive income/(loss) (currency translation effects)	—	—	416	2,204	(1,022)	1,918
Total comprehensive income/(loss)	104,452	51,260	48,407	(11,623)	97,628	3,296
Total comprehensive income/(loss) allocated to non- controlling interests	49,719	24,400	23,716	(1,877)	15,996	480

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

26.Listing of companies in the Group

				Effective	Effective
				equity	equity
			Country of	holding	holding
Name of companies		Principal activities	incorporation	2025	2024
(i) Subsidiary held by the Company
BW LPG Holding Pte. Ltd. (formerly known as BW LPG Holding Limited)		Management	Singapore	100%	100%
(ii) Subsidiaries held by BW LPG Holding Pte. Ltd.
BW LPG Technologies Pte. Ltd.		Investment holding	Singapore	100%	100%
BW LPG LLC		Management	United States	100%	100%
BW Gas LPG Chartering Pte. Ltd.		Chartering	Singapore	100%	100%
BW LPG Pool Pte. Ltd.		Chartering	Singapore	100%	100%
BW Constellation I Pte. Ltd.		Ship owning	Singapore	100%	100%
BW Constellation II Pte. Ltd.		Ship owning	Singapore	100%	100%
BW Constellation III Pte. Ltd. (formerly known as BW Seoul Pte. Ltd.)		Ship owning	Singapore	100%	100%
BW Okpo Pte. Ltd.		Ship owning	Singapore	100%	100%
BW VLGC Pte. Ltd.	(a)	Dormant	Singapore	100%	100%
BW LPG Kyoto Pte. Ltd.	(b)	Ship owning	Singapore	100%	—
BW LPG Partners Pte. Ltd.		Ship owning	Singapore	100%	100%
LPG Kenya Pte. Ltd.	(a)	Dormant	Singapore	100%	100%
BW LPG India Pte. Ltd.		Management	Singapore	52%	52%
Aurora LPG Holding AS	(c)	Management	Norway	—	100%
BW LPG AS		Management	Norway	100%	100%
BW LPG Product Services Pte. Ltd.	(d)	LPG Trading	Singapore	81%	83%
BW LPG Infrastructure Holding Ltd	(a)	Management	United Arab Emirates	100%	100%
BW LPG Shipping FZCO (formerly known as BW LPG Infrastructure DMCC)	(e)	Investment in Commercial Enterprises & Management	United Arab Emirates	100%	—
(iii) Subsidiaries held by BW LPG Product Services Pte. Ltd.
BW LPG Product Services S.L. (formerly known as Vilma Oil Trading, S.L.)		LPG Trading	Spain	81%	83%
Vilma Oil Singapore Pte. Ltd.	(a)	Dormant	Singapore	81%	83%
BW LPG Product Services (Norway) AS		Management	Norway	81%	83%
BW LPG Product Services USA LLC		LPG Trading	United States	81%	83%
(iv) Subsidiary held by BW LPG AS
BW LPG Fleet Management AS		Management	Norway	100%	100%
(v) Subsidiary held by BW LPG India Pte. Ltd.
BW Global United LPG India Private Limited		Ship owning	India	52%	52%
(vi) Subsidiary held by BW LPG Infrastructure Holding Ltd
BW LPG Shipping FZCO (formerly known as BW LPG Infrastructure DMCC)	(e)	Investment in Commercial Enterprises & Management	United Arab Emirates	—	100%
(vii) Joint venture held by BW VLGC Pte. Ltd.
BW Confidence Enterprise Private Limited	(f)	LPG wholesaler	India	—	50%
(viii) Joint venture held by BW LPG Shipping FZCO (formerly known as BW LPG Infrastructure DMCC).
BW Confidence Enterprise Private Limited	(f)	LPG wholesaler	India	50%	—
(ix) Subsidiary held by BW Confidence Enterprise Private Limited.
GBC LPG Private Limited	(g)	Dormant	India	50%	25%
(a)	Companies in process of liquidation during the financial year
(b)	Company was newly incorporated during the financial year
(c)	Company has amalgamated with BW LPG AS during the financial year

BW LPG LIMITED
AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December

26.Listing of companies in the Group (continued)

(d)	Changes in effective equity holding due to sales of shares of BW LPG Product Services Pte. Ltd. to certain employees during the financial year
(e)	Company was transferred from BW LPG Infrastructure Holding Ltd to BW LPG Holding Pte. Ltd.
(f)	Company was transferred from BW LPG VLGC Pte. Ltd. to BW LPG Shipping FZCO (formerly known as BW LPG Infrastructure DMCC)
(g)	BW Confidence Enterprise Private Limited acquired the remaining shares in GBC LPG Private Limited during the financial year

27.New or revised accounting standards and interpretations

A number of new standards, interpretations and amendments to standards are effective for annual periods beginning after 1 January 2026 and earlier application is permitted. However, the Group has not early adopted the new or amended standards and interpretations in preparing these financial statements. Except as disclosed below, the Group does not expect these standards to have a material impact on its financial position or performance.

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